      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 6, 1997



                                                      REGISTRATION NO. 333-25383

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                          GENERAL CIGAR HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          2100                  13-3922128
 (State or Other Jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
Incorporation or Organization)                                      Number)

                           --------------------------

                                                                EDGAR M. CULLMAN, JR., PRESIDENT
                                                                  AND CHIEF EXECUTIVE OFFICER
               387 PARK AVENUE SOUTH                              GENERAL CIGAR HOLDINGS, INC.
           NEW YORK, NEW YORK 10016-8899                             387 PARK AVENUE SOUTH
                   (212) 448-3800                                NEW YORK, NEW YORK 10016-8899
    (Address, including Zip Code, and Telephone                          (212) 448-3800
    Number, including Area Code, of Registrant's       (Name, Address, including Zip Code, and Telephone
            Principal Executive Offices)               Number, including Area Code, of Agent for Service)

                                    COPY TO:
                          R. RONALD HOPKINSON, ESQUIRE
                                LATHAM & WATKINS
                                885 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 906-1200


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and upon consummation of the transactions described in the enclosed Proxy Statement/ Prospectus.



                        CALCULATION OF REGISTRATION FEE



                                                                   PROPOSED MAXIMUM        PROPOSED
         TITLE OF EACH CLASS OF                AMOUNT TO BE         OFFERING PRICE    MAXIMUM AGGREGATE      REGISTRATION
     SECURITIES TO BE REGISTERED(1)             REGISTERED             PER UNIT         OFFERING PRICE          FEE(2)
                                                20,267,940
Class B Common Stock, $0.01 par value          Shares(3)(4)         Not Applicable      Not Applicable       $130,039(5)



(1) This Registration Statement relates to securities of the Registrant issuable to holders of common stock, par value $1.00 per share (the "Culbro Common Stock"), of Culbro Corporation ("Culbro") in the proposed merger of Culbro with the Registrant (the "Merger"), with the Registrant as the surviving corporation.



(2) The registration fee was calculated, pursuant to Rule 457(f), as one thirty-third of one percent of $429,128,300 (the aggregate market value of the 4,559,132 then-outstanding shares of Culbro Common Stock computed at April 29, 1997).



(3) The amount of common stock, par value $0.01 per share (the "Class B Common Stock"), of General Cigar Holdings, Inc. to be registered has been determined on the basis of the conversion ratio for such shares in the Merger (4.44557 shares of Class B Common Stock for each outstanding share of Culbro Common Stock).



(4) Subject to adjustment for any Culbro stock options exercised prior to the Merger.



(5) A Registration fee of $128,274 was paid in connection with the original filing of this Registration Statement on April 17, 1997. Therefore only $1,765 is being paid in connection with this filing.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               CULBRO CORPORATION
                             387 Park Avenue South
                         New York, New York 10016-8899
                                 (212) 448-3800
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JUNE 2, 1997

    PLEASE TAKE NOTICE that the Annual Meeting of Shareholders of Culbro Corporation ("Culbro") will be held in the Auditorium on the 3rd floor of the offices of the Corporate Headquarters of Chase Banking Corporation, 270 Park Avenue, New York, N.Y. on the 2nd day of June 1997, at 11:00 a.m., local time, to consider and act upon:


        (1) the approval and adoption of the Agreement and Plan of Merger, dated February 27, 1997 (the "Merger Agreement"), between Culbro and General Cigar Holdings, Inc. ("General Cigar"), pursuant to which Culbro will merge with and into General Cigar (the "Merger"), upon the terms and subject to the conditions set forth in the Merger Agreement, as more fully described in the attached Proxy Statement/Prospectus. In the Merger, each issued and outstanding share of common stock, par value $1.00 per share, of Culbro (the "Culbro Common Stock") will be exchanged for 4.44557 shares of Class B Common Stock of General Cigar, par value $0.01 per share (the "Class B Common Stock"). Shareholders will have the right to dissent from the Merger and demand appraisal and payment for their shares under Section 623 of the New York Business Corporation Law (the "NYBCL") in connection with the Merger; and


        (2) the election of directors of Culbro; and

        (3) the approval of the selection of Culbro's independent accountants for 1997; and

        (4) such other business as may properly be brought before the Annual Meeting or any adjournments thereof.

    The terms of the Merger Agreement and the Class B Common Stock to be issued in connection therewith are described in detail in the accompanying Proxy Statement/Prospectus. To ensure that your vote will be counted, please complete, date and sign the enclosed proxy card and return it promptly in the enclosed postage-paid envelope, whether or not you plan to attend the Annual Meeting. You may revoke your proxy in the manner described in the accompanying Proxy Statement/Prospectus at any time before it is voted at the Annual Meeting.


    The Board of Directors has fixed the close of business on May 9, 1997 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting. Pursuant to Section 903 of the NYBCL the affirmative vote of the holders of two-thirds of the outstanding shares of Culbro Common Stock is required to approve and adopt the Merger Agreement. Pursuant to Section 614 of the NYBCL, assuming a quorum is present, (i) the Board of Directors of Culbro will be elected by a plurality of the votes cost and (ii) the approval of the selection of Culbro's independent accountants for 1997 requires the affirmative vote of the majority of votes cast. Each share of Culbro Common Stock will entitle the record holder thereof to one vote on each matter put to a vote at the Annual Meeting. A list of shareholders entitled to notice of and to vote at the Annual Meeting will be available for inspection by any shareholder at the offices of Culbro, 387 Park Avenue South, New York, New York, for the ten days preceding the Annual Meeting.


    PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE. IF YOU ATTEND THE ANNUAL MEETING, YOU MAY VOTE IN PERSON EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                                          A. ROSS WOLLEN
                                          Secretary

New York, New York
May   , 1997

                    SUBJECT TO COMPLETION, DATED MAY 6, 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                               CULBRO CORPORATION
                                PROXY STATEMENT
                               ------------------

                          GENERAL CIGAR HOLDINGS, INC.
                                   PROSPECTUS

    This Proxy Statement/Prospectus is furnished to the shareholders of Culbro Corporation ("Culbro") in connection with the solicitation by the Board of Directors of proxies for the Annual Meeting of Shareholders to be held on June 2, 1997 at 11:00 a.m. local time, in the Auditorium of Chase Banking Corporation, 270 Park Avenue, New York, New York, for the purposes set forth in the accompanying notice of meeting.


    This Proxy Statement/Prospectus also constitutes a prospectus of General Cigar Holdings, Inc. ("General Cigar") with respect to 20,267,940 shares of Class B common stock, par value $0.01 per share, of General Cigar ("Class B Common Stock"), subject to adjustment for any Culbro stock options exercised prior to the Merger. See "Certain Employee Benefit Matters--Culbro Benefit Plans to be Assumed by General Cigar--Culbro Stock Option Plans." In the Merger, each issued and outstanding share of common stock, par value $1.00 per share, of Culbro ("Culbro Common Stock") will be converted into approximately 4.44557 shares of Class B Common Stock. Following the Merger, each share of Class B Common Stock will be freely convertible into one share of Class A Common Stock, par value $0.01 per share, of General Cigar ("Class A Common Stock" and, together with the Class B Common Stock, the "Common Stock"). See "The Merger--The Merger."



    This Proxy Statement/Prospectus is first being mailed to holders of Culbro Common Stock on or about May 12, 1997. Any proxy received in the accompanying form may be revoked by the person executing it at any time before the authority thereby granted is exercised. Proxies received by the Board of Directors in such form will be voted at the meeting or any adjournment thereof as specified therein by the person giving the proxy; if no specification is made the shares represented by such proxy will be voted (i) for the approval of the adoption of the Merger Agreement, a copy of which is attached hereto as Annex I, and the transactions contemplated thereby; (ii) for the election of directors as described in this Proxy Statement/Prospectus; and (iii) for approval of the selection of Price Waterhouse LLP as independent accountants for Culbro for 1997. For voting purposes (as opposed to for purposes of establishing a quorum) abstentions and broker non-votes will not be counted in determining whether the directors standing for election have been elected or whether the other matters to be voted on have been approved. Approval of the Merger requires the positive vote of two-thirds of the outstanding shares of Culbro. Proposals by shareholders for Culbro's 1998 Annual Meeting of Shareholders must be received by Culbro before November 15, 1997. If the anticipated Merger of Culbro into General Cigar takes place in 1997 there will be no Culbro 1998 Annual Meeting of Shareholders.


    Management knows of no matters which may be brought before the Annual Meeting or any adjournment thereof other than those described in the accompanying notice of meeting and routine matters incidental to the conduct of the meeting. However, if any other matter should come before the meeting or any adjournment thereof, it is the intention of the persons named in the accompanying form of proxy or their substitutes to vote the proxy in accordance with their judgment on such matters.

    The cost of solicitation of proxies by the Board of Directors will be borne by Culbro. Such solicitation will be made by mail and in addition may be made by officers and employees of Culbro personally or by telephone, facsimile machine or telegram. Proxies and proxy material will also be distributed through brokers, custodians and other like parties.


    Each holder of shares of Culbro Common Stock will be entitled to one vote for each share held of record by such person at the close of business on May 9, 1997, which is the record date fixed by the Board of Directors for the determination of shareholders entitled to notice of, and to vote at, the meeting or any adjournment thereof. As of such date Culbro believes it will have outstanding 4,559,132 shares of Culbro Common Stock (excluding 4,318 shares of treasury stock).


    THE SHARES OF CLASS B COMMON STOCK OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/ PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The date of this Proxy Statement/Prospectus is        , 1997.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
AVAILABLE INFORMATION......................................................................................           3
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................................................           3
SUMMARY....................................................................................................           4
RISK FACTORS...............................................................................................          12
THE ANNUAL MEETING.........................................................................................          19
THE MERGER.................................................................................................          20
SELECTED FINANCIAL DATA....................................................................................          27
UNAUDITED PRO FORMA FINANCIAL STATEMENTS...................................................................          29
CULBRO CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...          35
GENERAL CIGAR HOLDINGS, INC. MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...............................................................................................          39
BUSINESS...................................................................................................          44
MANAGEMENT.................................................................................................          57
CERTAIN EMPLOYEE BENEFIT MATTERS...........................................................................          61
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF CULBRO AND GENERAL CIGAR.................................          68
PRINICIPAL STOCKHOLDERS....................................................................................          68
DESCRIPTION OF CAPITAL STOCK...............................................................................          71
DESCRIPTION OF THE CREDIT FACILITY.........................................................................          74
CERTAIN FEDERAL INCOME TAX CONSEQUENCES....................................................................          75
COMPARISON OF STOCKHOLDER RIGHTS...........................................................................          76
LEGAL MATTERS..............................................................................................          82
EXPERTS....................................................................................................          82
ELECTION OF CULBRO BOARD OF DIRECTORS......................................................................          83
COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION-INTERLOCKS AND INSIDER PARTICIPATION...............          84
STOCK PERFORMANCE GRAPH....................................................................................          86
SELECTION OF INDEPENDENT ACCOUNTANTS.......................................................................          87
INDEX TO FINANCIAL STATEMENTS..............................................................................         F-1
ANNEX I--AGREEMENT AND PLAN OF MERGER
ANNEX II--GRIFFIN INFORMATION STATEMENT
ANNEX III--NEW YORK BUSINESS CORPORATION LAW Section623

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION IN WHICH IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CULBRO OR GENERAL CIGAR OR ANY OF THEIR RESPECTIVE SUBSIDIARIES SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

    General Cigar and Culbro are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the Securities and Exchange Commission (the "Commission") relating to their business, financial position, results of operations and other matters. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 and at its Regional Offices located at The Citicorp Center, 500 West Madison Street, Chicago Illinois 60661, and 7 World Trade Center, 15th Floor, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding General Cigar and Culbro. The Class A Common Stock and the Culbro Common Stock are listed on the New York Stock Exchange ("NYSE"). Such material can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

    General Cigar has filed with the Commission a registration statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities to be issued pursuant to the Merger Agreement. This Proxy Statement/Prospectus does not contain all information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to General Cigar and the securities offered hereby.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The following documents related to Culbro, filed with the Commission by Culbro pursuant to the Exchange Act, are incorporated by reference in this Proxy Statement/Prospectus: (a) Annual Report on Form 10-K for the fiscal year ended November 30, 1996, as amended by the Report on Form 10-K/A filed on March 28, 1997; (b) Report on Form 8-K filed on April 7, 1997; and (c) Report on Form 10-Q filed on April 15, 1997. The Report on Form 10-Q filed with the Commission by General Cigar on April 15, 1997, as amended by the Report on Form 10-Q/A filed on May 5, 1997 is incorporated by reference in this Proxy Statement/Prospectus.


    All documents and reports filed by Culbro or General Cigar pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Annual Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.


    THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, ON WRITTEN OR ORAL REQUEST, TO CULBRO CORPORATION, 387 PARK AVENUE SOUTH, NEW YORK, NEW YORK 10016-8899 (TELEPHONE NUMBER (212) 448-3800), ATTN: SECRETARY. IN ORDER TO ENSURE TIMELY DELIVERY OF THE INCORPORATED DOCUMENTS, REQUESTS SHOULD BE RECEIVED NO LATER THAN MAY 20, 1997.

                                    SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS. REFERENCE IS MADE TO, AND THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS AND THE ANNEXES HERETO. CULBRO SHAREHOLDERS ARE URGED TO READ THIS PROXY STATEMENT/PROSPECTUS AND THE ANNEXES HERETO CAREFULLY AND IN THEIR ENTIRETY. UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES IN THIS PROXY STATEMENT/PROSPECTUS TO "GENERAL CIGAR" MEAN GENERAL CIGAR HOLDINGS, INC. AND ITS SUBSIDIARIES.

                                 THE COMPANIES

CULBRO CORPORATION

    Culbro was incorporated in New York in 1906 under the name United Cigar Manufacturers Co. In 1917, the corporation's name was changed to General Cigar Co., Inc., and in 1976 the name was changed again to the current name, Culbro Corporation. Culbro is a holding company, substantially all of whose assets are its ownership interests in General Cigar and Griffin Land & Nurseries, Inc. ("Griffin").

    Culbro's principal executive offices are located at 387 Park Avenue South, New York, New York, 10016-8899, and its telephone number is (212) 448-3800.

GRIFFIN LAND & NURSERIES, INC.

    Griffin was incorporated in Delaware in March 1970 under the name Culbro Realty and Development Corporation. In June 1976 the corporation merged with and into Culbro Land Resources, Inc., and on March 18, 1997 the name was changed to the current name, Griffin Land & Nurseries, Inc. Griffin is currently a wholly-owned subsidiary of Culbro and conducts Culbro's non-tobacco related businesses. Prior to the Merger, Culbro intends to effect a PRO RATA distribution (the "Distribution") to the shareholders of Culbro of all issued and outstanding shares of Class B Common Stock, par value $0.01 per share, of Griffin ("Griffin Common Stock"). The Distribution is contingent principally upon (i) either a tax ruling or an opinion of counsel satisfactory to Culbro that the Distribution constitutes a tax-free reorganization under Section 355 of the Internal Revenue Code and (ii) the approval by the holders of 66 2/3% of outstanding Culbro Common Stock of the Merger. For information relating to Griffin, see Annex II.

GENERAL CIGAR HOLDINGS, INC.

    General Cigar was incorporated in Delaware in December, 1996. General Cigar is a holding company with no business operations of its own. Its only material assets are all of the outstanding capital stock of its subsidiaries, General Cigar Co., Inc., GCH Transportation, Inc., Club Macanudo, Inc. and Club Macanudo (Chicago), Inc. and all of the ownership interests in its office building at 387 Park Avenue South in New York City.

    General Cigar is the largest manufacturer and marketer in the U.S. in both units and dollar sales of brand name premium cigars (imported, hand-made or hand-rolled cigars made with long filler and all natural tobacco leaf). General Cigar's Macanudo and Partagas brands are the two top selling premium cigar brands sold in the U.S. General Cigar believes that higher priced branded premium cigars constitute the fastest growing segment of the premium cigar market. Approximately 80% of General Cigar's premium cigar sales in fiscal 1996 were at suggested retail prices of $3.00 or more per unit. General Cigar's unit sales at or above this price point have increased at approximately a 90% compound annual growth rate ("CAGR") during the past four years. General Cigar, through its well known brands such as Garcia y Vega, also is a leading participant in the growing mass market cigar segment. From fiscal 1993 to fiscal 1996, General Cigar's net sales increased from $76.8 million to $154.7 million and operating profit increased from $2.4 million to $20.2 million, representing CAGRs of 26.3% and 104.2%, respectively. After giving effect to the acquisition (the "Villazon Acquisition") by General Cigar in January 1997 of substantially all of the assets of Villazon & Company, Inc. and all of the stock of its affiliate, Honduras American Tabaco, S.A. de C.V. (collectively referred to herein as "Villazon") on a pro forma basis, General Cigar's net sales and operating profit for 1996 would have been $195.3 million and $31.9 million, respectively.

    General Cigar markets its cigars under a number of well-known brand names. General Cigar's premium cigars include the Macanudo, Partagas, Temple Hall, Canaria d'Oro, Cifuentes and Ramon Allones brands. General Cigar also owns the rights to market cigars in the U.S. under the names Cohiba and Bolivar. The Villazon Acquisition has added a variety of other brand names to General Cigar's line of premium cigars, including Punch, Hoyo De Monterrey and El Rey Del Mundo. General Cigar, after giving effect to the Villazon Acquisition, owns the U.S. trademark rights to seven of the top ten traditional premium Cuban brand names ranked according to 1995 worldwide sales by all cigar marketers. Macanudo was rated "best cigar" by ROBB REPORT in 1992, the first year in which ROBB REPORT rated cigars, and "best cigar" again in 1994 and 1995 (the category was not included in the 1993 ROBB REPORT). In 1996, ROBB REPORT chose eight "best cigars," including Macanudo, Partagas 150 Signature, Hoyo De Monterrey Excalibur No. 2 and Cohiba. General Cigar's mass market large cigars include Garcia y Vega, White Owl, Robt. Burns and Wm. Penn. General Cigar's mass market small cigars include the Tiparillo and Tijuana Smalls brands, as well as smaller sizes of its other mass market brands. General Cigar does not participate in the market for little cigars, which are cigars that resemble cigarettes. General Cigar also is the exclusive U.S. distributor of French made Djeep disposable lighters, and it operates Club Macanudo, a cigar bar located in New York City.

    General Cigar believes that increasing demand for cigars continues to offer General Cigar substantial growth opportunities. Since 1993, cigar smoking has experienced a resurgence resulting in an increase in consumption and retail sales of cigars across all major categories, especially in the premium cigar segment. This growth produced overall retail sales in the U.S. cigar market of an estimated $1.25 billion in 1996, the largest dollar sales in the industry's history. Based on industry estimates of 1996 results, unit sales of premium and mass market cigars (excluding little cigars) in the U.S. have increased at CAGRs of 35.4% and 9.6%, respectively, from 1993 to 1996, while retail dollar sales of both categories have increased more rapidly due to price increases. General Cigar believes that sales of premium cigars exceeded 270 million units in the U.S. in 1996, an increase of over 60% from 1995 unit sales.

    General Cigar believes that this increase in cigar consumption and retail sales is the result of a number of factors, including: (i) the improving image of cigar smoking resulting from increased publicity, including the success of CIGAR AFICIONADO and SMOKE magazines and the increased visibility of cigar smoking by celebrities (such as Arnold Schwarzenegger, Mel Gibson, Demi Moore and Jack Nicholson); (ii) the emergence of an expanding base of younger, highly educated, affluent adults age 25 to 35 and the growing interest of this group in luxury goods, including premium cigars; (iii) the increase in the number of adults over the age of 40 (a demographic group believed to smoke more cigars than any other demographic group); and (iv) the proliferation of establishments, such as restaurants and clubs, where cigar smoking is encouraged, as well as "cigar smokers" dinners and other special events for cigar smokers.

    General Cigar's pro forma financial results, including the effect of the Villazon Acquisition, reflect its strong position within the growing cigar industry. In fiscal 1996, General Cigar had pro forma net sales of $196.7 million and pro forma operating profit of $32.3 million. General Cigar's backorders of cigars, excluding Villazon backorders, increased from $21.0 million at wholesale at December 2, 1995 to $78.0 million at wholesale at November 30, 1996. During 1996, General Cigar discontinued accepting premium cigar orders from its nine largest customers and currently allocates product to such customers as it becomes available.

    General Cigar attributes its strong market position to the following competitive strengths: (i) well-known brand names, which in the premium cigar market are the leading brands in their categories; (ii) a broad range of product offerings within both the premium and mass market segments of the U.S. cigar markets; (iii) its positioning as the only cigar manufacturer that is also a major grower and supplier of

Connecticut Shade wrapper tobacco, one of the most popular premium wrapper tobaccos in the world; (iv) a commitment to, and reputation for, manufacturing quality cigars; (v) its marketing expertise; (vi) its efficient manufacturing operations; and (vii) a highly experienced management team that includes individuals from families with up to five generations of experience in the U.S. and Cuban cigar/tobacco businesses.

    General Cigar's executive offices are located at 387 Park Avenue South, New York, New York 10016-8899, and the telephone number is (212) 448-3800. Its website is http://cigarworld.com. Information on General Cigar's website is not deemed to be a part of or incorporated by reference into this Proxy Statement/Prospectus.

    THE VILLAZON ACQUISITION

    On January 21, 1997 General Cigar acquired (the "Villazon Acquisition") substantially all of the assets of Villazon & Company, Inc. and all of the stock of its affiliate, Honduras American Tabaco, S.A. de C.V. (collectively referred to herein as "Villazon") for approximately $80.6 million, including certain direct acquisition costs and net of $9.9 million of cash. The acquisition was funded in part by the issuance of $24.4 million aggregate principal amount of notes (the "Seller Notes"). Through the Villazon Acquisition, General Cigar acquired facilities in Tampa, Florida, San Pedro Sula and Danli, Honduras, and Upper Saddle River, New Jersey, as well as the U.S. trademark rights to several traditional Cuban trademarks and widely recognized names in the premium cigar industry, including Punch, Hoyo De Monterrey and El Rey Del Mundo.

    The acquisition of Villazon gives General Cigar a broader taste spectrum in cigars, substantially increases its manufacturing capacity and provides access to new sources of tobacco for all of its product offerings. The addition of cigars made in Honduras, one of the fastest-growing countries of origin for cigars worldwide, complements General Cigar's Dominican and Jamaican made cigars in addition to diversifying its manufacturing base across three countries. Management believes that Villazon's operations complement General Cigar's and will enable General Cigar to leverage, over time, its cost structure, its sales and distribution networks and its marketing expertise, resulting in improved growth and profitability.

    THE OFFERING; SUMMARY DESCRIPTION OF CAPITAL STOCK

    In February 1997, General Cigar consummated an initial public offering of Class A Common Stock (the "Offering"). The Offering consisted of 6,900,000 shares of Class A Common Stock, which comprises all of the Class A Common Stock presently outstanding. In addition, General Cigar has 3,300,000 shares of Class A Common Stock reserved for issuance under the General Cigar Holdings 1997 Stock Option Plan, 665,600 of which are subject to options issued by General Cigar subsequent to the Offering and 1,960,511 of which are reserved for issuance upon exercise of options outstanding under Culbro's option plans. See "Certain Employee Benefit Matters--1997 Stock Option Plan."


    General Cigar also has outstanding 20,267,940 shares of Class B Common Stock, all of which are held by Culbro. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock and converts automatically into one share of Class A Common Stock upon a sale to any person other than a Permitted Transferee (as defined herein). Issuance of all Class B Common Stock to the shareholders of Culbro as a result of the Merger is not a transfer but will constitute an issuance to a Permitted Transferee. See "Description of Capital Stock." The Class A Common Stock and Class B Common Stock vote as a single class on all matters, except as otherwise required by law, with each share of Class A Common Stock entitling its holder to one vote and each share of Class B Common Stock entitling its holder to ten votes. The 20,267,940 shares of Class B Common Stock held by Culbro represent approximately 75% of the issued and outstanding Common Stock and approximately 97% of the combined voting power of the outstanding shares of Common Stock. After giving effect to the Merger, all shares of Class B Common Stock will be held by the holders of the Culbro Common Stock (including a group of individuals and trusts which holds approximately 50% of Culbro's common stock known as the "Cullman & Ernst Group," that will own approximately 37% of the issued and outstanding Common Stock and approximately 48% of the combined voting power of the outstanding shares of Common Stock after the Merger).


                               THE ANNUAL MEETING

DATE, TIME AND PLACE OF ANNUAL MEETING

    The Annual Meeting will be held on June 2, 1997 at 11:00 a.m. local time, at the Auditorium on the 3rd floor of the offices of the Corporate Headquarters of Chase Banking Corporation, 270 Park Avenue, New York, New York.

PURPOSE OF ANNUAL MEETING


    At the Annual Meeting, the holders of shares of Culbro Common Stock will consider and vote upon (i) the adoption of the Merger Agreement and the transactions contemplated therein, (ii) the election of the Board of Directors of Culbro and (iii) the approval of the selection of Culbro's independent accountants for 1997.


RECORD DATE


    The Board of Directors of Culbro has fixed the close of business on May 9, 1997 as the record date for the determination of holders of Culbro Common Stock entitled to notice of and to vote at the Culbro Annual Meeting. On the record date there will be approximately 4,559,132 shares of Culbro Common Stock outstanding (subject to adjustment for any Culbro stock options exercised prior to the Merger), each entitled to one vote.


REQUIRED VOTE; QUORUM

    The Merger Agreement and transactions contemplated thereby must be adopted by the affirmative vote of the holders of 66 2/3% of the outstanding Culbro Common Stock pursuant to Section 903 of the NYBCL. Pursuant to Section 614 of the NYBCL, assuming a quorum is present, (i) the Board of Directors of Culbro will be elected by a plurality of the votes cast and (ii) the approval of the selection of Culbro's independent accountants for 1997 requires the affirmative vote of the majority of votes cast.

    The Culbro Board of Directors recommends that the Culbro shareholders vote for (i) the approval of the Merger Agreement, (ii) the election of the nominated Directors and (iii) the approval of the selection of Culbro's independent accountants for 1997.

    At the Annual Meeting, only shares voted for the adoption of the Merger will be counted as voted in favor in determining whether the Merger is approved. Therefore, abstentions and broker non-votes will have the same effect as votes against adoption of the Merger. In the election of directors, votes that are withheld and broker non-votes will have no effect on the outcome of the election of the directors. Under the rules of the NYSE, brokers who hold shares in street name for beneficial owners are not permitted to vote to adopt the Merger or for the election of directors in connection with the Merger without instructions from the beneficial owners.

    Under the NYBCL and the Culbro By-Laws, the presence, in person or by proxy, of a majority of the outstanding shares of Culbro Common Stock is necessary to constitute a quorum of shareholders to take action at the Annual Meeting. Shares which are present, or represented by a proxy, at the Annual Meeting will be counted for quorum purposes regardless of whether the holder of such shares abstains with regard to the proposal to adopt the Merger or withholds a vote with respect to the election of the Board of Directors or selection of the independent accountants. Under applicable New York Law, if a broker returns a proxy with regard to at least one proposal but has not voted on another proposal, such broker non-vote still will count for purposes of determining a quorum.

REVOCABILITY OF PROXIES

    Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is exercised at the Annual Meeting by delivering to the Secretary of Culbro at its principal executive offices, a written notice of revocation or a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person.

                                   THE MERGER

BACKGROUND: THE ASSET TRANSFERS, THE DISTRIBUTION AND THE MERGER

    On February 27, 1997 (the "Asset Transfer Date"), Culbro completed certain asset transfers (the "Asset Transfers"). Pursuant to the Asset Transfers (i) all of Culbro's assets and liabilities relating to its cigar business (not already held by General Cigar), including approximately 1,100 acres of land used in the tobacco growing operations and Club Macanudo, a cigar bar in New York City, and certain other assets and liabilities, including Culbro's corporate headquarters, were transferred to General Cigar, and (ii) substantially all of Culbro's non-tobacco related assets and liabilities, including all of its assets and liabilities relating to its nursery business and real estate business, together with Culbro's 25% interest in Centaur Communications Limited ("Centaur") and its interests in The Eli Witt Company ("Eli Witt") and related liabilities, were transferred to Griffin. As a result of the Asset Transfers Culbro is a holding company substantially all of the assets of which are its ownership interests in General Cigar and Griffin. See "The Merger--The Merger."


    Prior to the Merger, Culbro intends to effect the Distribution to the shareholders of Culbro of all issued and outstanding shares of Griffin Common Stock. The Merger is contingent upon completion of the Distribution. The Distribution is contingent principally upon (i) either a tax ruling or an opinion of counsel satisfactory to Culbro that the Distribution constitutes a tax-free reorganization under Section 355 of the Internal Revenue Code and (ii) the approval by the holders of 66 2/3% of the outstanding Culbro Common Stock of the Merger. As a result of the Distribution each holder of Culbro Common Stock on the date (the "Distribution Record Date") which is approximately 14 days prior to the date of the Distribution will receive one share of Griffin Common Stock for each share of Culbro Common Stock held by such holder as of the Distribution Record Date. All of the Griffin Common Stock outstanding on the date of the Distribution will thereby be transferred to holders of Culbro Common Stock on a PRO RATA basis.



    Prior to the Merger, Culbro intends to exchange approximately 17.5 million shares of Class B Common Stock for the same number of shares of Class A Common Stock. The shares of Class B Common Stock will then be cancelled and returned to authorized but unissued shares prior to the consummation of the Merger. Promptly after the Merger, all existing shares of Class A Common Stock and Class B Common Stock previously owned by Culbro will be cancelled and returned to authorized but unissued shares. The reason for the exchange of shares of Class B Common Stock for Class A Common Stock is to assure that an adequate number of shares of Class B Common Stock are available for the Merger.


    Upon consummation of the Distribution, Culbro will be a holding company substantially all of the assets of which will be its ownership interests in General Cigar. Culbro intends to effect the Distribution because it believes that it is in the best interests of Culbro and General Cigar to separate the cigar business from the unrelated businesses of Culbro. By effecting the Distribution, Culbro believes that Culbro, General Cigar and their shareholders will benefit by allowing the cigar business and non-tobacco related businesses to be evaluated on a stand-alone basis.

    On or about August 26, 1997 (but no sooner without the prior consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and subject to the approval thereof by the shareholders of

Culbro), Culbro will merge with and into General Cigar. General Cigar will be the surviving corporation in the Merger and will issue to the holders of the Culbro Common Stock 4.44557 shares of Class B Common Stock for each share of the Culbro Common Stock outstanding on the date of the Merger, or approximately 20,267,940 shares of Class B Common Stock in the aggregate, subject to adjustment for any options exercised prior to the Merger. The members of the Cullman & Ernst Group, who collectively hold approximately 50% of Culbro's common stock, have indicated that they will vote their shares of Culbro Common Stock in favor of the Merger and will not sell or otherwise transfer any of their shares of Culbro Common Stock prior to the earlier to occur of August 26, 1997 or the consummation of the Merger. The Merger was approved by Culbro as the sole stockholder of General Cigar prior to the Offering.


RECOMMENDATION AND REASONS FOR THE MERGER

    In the summer of 1996, Culbro began considering the acquisition of Villazon and its financial consequences, including the desirability of making a public offering of common stock. Culbro reviewed its structure with both its financial advisors and potential underwriters for an offering of common stock and concluded that the best structure for a public offering was a "pure play" cigar company with no prior trading history. This structure would result in more net dollars at any reasonable percentage dilution. To achieve this, Culbro created General Cigar to make the public offering. The underwriters and financial advisors also agreed that added liquidity, through not having a holding company structure with both Culbro and General Cigar as public companies traded on the NYSE, was desirable. To achieve this end and to reduce ongoing costs, Culbro proposed the Merger following the Distribution so that the resulting structure would be two public companies, General Cigar and Griffin, each pursuing its separate business with its separate resources. The cigar business thereby would be able to receive substantially higher proceeds from the Offering because it would be viewed as a "pure play" cigar company. It would eventually have greater liquidity as the result of the issuance of added public shares at the time of the Merger which the underwriters viewed as desirable. In addition, the probable discount to (i) Culbro Common Stock associated with holding the cigar business through a holding company that did not own all of the cigar company stock and
(ii) the Class A Common Stock associated with owning stock of an entity controlled by a single enterprise with potentially different expansion and dividend policies, would be eliminated by the Merger.

    Upon consummation of the Distribution, Culbro will be a holding company, substantially all of the assets of which will be its ownership interests in General Cigar. General Cigar is also a holding company with substantially no assets other than its ownership interests in General Cigar Co., Inc. and other wholly-owned subsidiaries involved in the cigar business. The Merger will eliminate the double holding company corporate structure which is now in place. Moreover, after the Merger General Cigar will be the sole publicly traded entity holding the assets and operations of the cigar business and is expected to have greater market liquidity than either General Cigar or Culbro prior to the Merger. The Board of Directors of each of Culbro and General Cigar has decided that it is in the best interests of each company to consummate the Merger.

EXCHANGE OF CERTIFICATES


    As soon as practicable after the Merger, holders of certificates that formerly represented shares of Culbro Common Stock will receive a letter of transmittal containing instructions for the surrender of such certificates in exchange for certificates representing shares of Class B Common Stock. If the holder is entitled to a fractional share of Class B Common Stock, the holder may buy or sell a fractional share of Common Stock through the transfer agent, which will effect purchases or sales on behalf of such holder at such times as the transfer agent deems appropriate through broker-dealers which it selects, and pay the proceeds of a sale, or deliver a whole share in the case of a buy, to such holder. If the holder elects to buy a fractional share, the share received will be a share of Class A Common Stock. Following the Merger, each outstanding share of Class B Common Stock will be freely convertible into one share of Class A Common

Stock. Any sale of Culbro Common Stock after the Merger will result in the issuance to the buyer of such Culbro Common Stock of Class A Common Stock. See "The Merger--Exchange of Certificates" and "Description of Capital Stock."

APPRAISAL RIGHTS

    Holders of Culbro Common Stock who elect to dissent from the approval and adoption of the Merger Agreement and who (a) deliver to Culbro a written demand for appraisal of their shares of Culbro Common Stock and (b) meet certain other statutory requirements, will be entitled to have the value of their shares appraised in accordance with Section 623 of the NYBCL, a copy of which is included as Annex III to this Proxy Statement/Prospectus. See "The Merger--Appraisal Rights."

ANTICIPATED ACCOUNTING TREATMENT

    General Cigar will account for the Merger by a method of accounting similar to the pooling-of-interests method of accounting under Generally Accepted Accounting Principles ("GAAP"). See "Unaudited Pro Forma Combined Financial Statements."

LISTING OF GENERAL CIGAR COMMON STOCK

    The Class A Common Stock is listed on the NYSE under the symbol "MPP." The Class B Common Stock is not listed on any national securities exchange or quoted on any automated quotation system. However, holders of Class B Common Stock who wish to sell their shares may sell them on the NYSE, as the transfer agent will automatically convert the Class B Common Stock sold into Class A Common Stock. Holders of Class B Common Stock may freely convert their Class B Common Stock into Class A Common Stock at any time.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES


    Assuming that the Merger and related transactions will take place as described elsewhere in this Proxy Statement/Prospectus, at the closing, Latham & Watkins, special counsel to Culbro and General Cigar, will deliver its opinion to the effect that, among other things, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and as a result, for Federal income tax purposes, Culbro will recognize no gain or loss upon the Merger, and holders of Culbro Common Stock will recognize no gain or loss upon the conversion of shares of Culbro Common Stock into shares of Class B Common Stock, except for gain or loss recognized on receipt of cash upon sale of any fractional share interest in Class B Common Stock. All holders of Culbro Common Stock should read carefully the detailed discussion under the caption "Certain Federal Income Tax Consequences."


    On December 16, 1996, Culbro filed a request for a ruling from the Internal Revenue Service (the "Service") to the effect that, among other things, the Distribution will qualify as a tax free spin-off under Section 355 of the Code, and that, for Federal income tax purposes: (i) no gain or loss will be recognized by (and no amount will be included in the income of) a holder of Culbro Common Stock upon the receipt of Class B Common Stock of Griffin in the Distribution; and (ii) no gain or loss will be recognized by Culbro upon the Distribution.

                           COMPARATIVE PER SHARE DATA

    Set forth below are income per common share and equivalents from continuing operations and unaudited book value per common share and equivalents of Culbro on both a historical and an unaudited pro forma consolidated basis. In addition, the following information sets forth the income from continuing operations and book value for General Cigar on an unaudited per share equivalent pro forma basis. Pro forma income from continuing operations per share is derived from the pro forma combined information presented elsewhere herein, which gives effect to the Merger under a method of accounting similar to a pooling-of-interests method of accounting under GAAP.

    The information set forth below should be read in conjunction with the respective audited and unaudited financial statements of Culbro and General Cigar, which appear elsewhere, or are incorporated by reference, in this Proxy Statement/Prospectus.

                                                                                       NOVEMBER 30,    MARCH 1,
                                                                                           1996          1997
                                                                                       -------------  -----------
Culbro--Historical

  Income from continuing operations (1)..............................................    $    1.80     $    0.47

  Book value (2).....................................................................    $   30.09     $   30.55

General Cigar--Historical (3)

General Cigar--Pro Forma adjusted for ratio of exchange

  Income from continuing operations (1)..............................................    $    0.68     $    0.19

  Book value(2)......................................................................    $    5.68     $    5.96

------------------------

(1) Amounts presented are for the year ended November 30, 1996 and the thirteen weeks ended March 1, 1997.

(2) Amounts presented are as of the dates shown.

(3) General Cigar was a wholly owned subsidiary of Culbro and its capital structure at November 30, 1996 and March 1, 1997 does not permit a meaningful presentation of earnings per share or book value per share. Accordingly, earnings per share and book value per share are not presented herein.

                                  RISK FACTORS

    CULBRO'S SHAREHOLDERS SHOULD BE AWARE THAT THE DISTRIBUTION AND OWNERSHIP OF CLASS B COMMON STOCK IN EXCHANGE FOR CULBRO COMMON STOCK INVOLVES CERTAIN RISK FACTORS, INCLUDING THOSE WHICH COULD ADVERSELY AFFECT THE VALUE OF THEIR HOLDINGS DESCRIBED BELOW AND ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS. CULBRO'S SHAREHOLDERS SHOULD ALSO BE AWARE THAT, BECAUSE SUBSTANTIALLY ALL OF CULBRO'S ASSETS WILL BE ITS OWNERSHIP INTEREST IN GENERAL CIGAR FOLLOWING THE DISTRIBUTION, THEIR CONTINUING OWNERSHIP OF CULBRO COMMON STOCK INVOLVES MANY OF THE RISKS DESCRIBED BELOW. BECAUSE IN THE MERGER THE CULBRO COMMON STOCK WILL BE CONVERTED INTO THE RIGHT TO RECEIVE CLASS B COMMON STOCK, CULBRO SHAREHOLDERS SHOULD CONSIDER CAREFULLY THE INFORMATION SET FORTH UNDER THE CAPTIONS "DESCRIPTION OF GENERAL CIGAR CAPITAL STOCK" AND "COMPARISON OF STOCKHOLDER RIGHTS" IN ADDITION TO THE FOLLOWING FACTORS.

DECLINING MARKET FOR CIGARS THROUGH 1993

    According to industry sources, the cigar industry experienced declining unit sales between 1964 and 1993 at a compound annual rate of 3.3%. General Cigar experienced similar trends in the unit volume of its cigars during such period. While the cigar industry has experienced significantly better trends in unit sales since 1993, there can be no assurance that the recent positive trends will continue. Management believes that a considerable percentage of the recent increase in cigar unit sales, especially with respect to premium cigars, is attributable to new cigar smokers attracted by the improving image of cigar smoking and the increased visibility of cigar smoking by celebrities. There can be no assurance that recent increases in cigar unit sales are indicative of long-term trends or that these new customers will continue to smoke cigars in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Market Overview."

EXTENSIVE AND INCREASING REGULATION OF TOBACCO PRODUCTS


    Cigar manufacturers, like other producers of tobacco products, are subject to regulation at the federal, state and local levels. The recent trend is toward increasing regulation of the tobacco industry, and the recent increase in popularity of cigars could lead to an increase in regulation of cigars. A variety of bills relating to tobacco issues have been introduced in the U.S. Congress, including bills that would have (i) prohibited the advertising and promotion of all tobacco products or restricted or eliminated the deductibility of such advertising expenses, (ii) increased labeling requirements on tobacco products to include, among other things, addiction warnings and lists of additives and toxins, (iii) shifted regulatory control of tobacco products and advertisements from the U.S. Federal Trade Commission (the "FTC") to the U.S. Food and Drug Administration (the "FDA"), (iv) increased tobacco excise taxes and (v) required tobacco companies to pay for health care costs incurred by the federal government in connection with tobacco related diseases. Hearings have been held on certain of these proposals; however, to date, none of such proposals have been passed by Congress. Future enactment of such proposals or similar bills may have an adverse effect on the results of operations or financial condition of General Cigar. For recent developments on FDA jurisdiction, see "Business--The Tobacco Industry--Regulation."


    In addition, the majority of states restrict or prohibit smoking in certain public places and restrict the sale of tobacco products to minors. Local legislative and regulatory bodies also have increasingly moved to curtail smoking by prohibiting smoking in certain buildings or areas or by requiring designated "smoking" areas. Further restrictions of a similar nature could have an adverse effect on the sales or operations of General Cigar. Numerous proposals also have been considered at the state and local level restricting smoking in certain public areas, regulating point of sale placement and promotions and requiring warning labels.

    Although federal law has required health warnings on cigarettes since 1965 and on smokeless tobacco since 1986, there is no federal law requiring that cigars carry such warnings. California, however, requires "clear and reasonable" warnings to consumers who are exposed to chemicals determined by the state to cause cancer or reproductive toxicity, including tobacco smoke and several of its constituent chemicals. Although similar legislation has been introduced in other states, no action has been taken. There can be no assurance that such legislation introduced in other states will not be passed in the future or that other states will not enact similar legislation. Consideration at both the federal and state level also has been given to consequences of tobacco smoke on others who are not currently smoking (so called "second-hand" smoke). There can be no assurance that regulation relating to second hand smoke will not be adopted or that such regulation or related litigation would not have a material adverse effect on General Cigar's results of operations or financial condition.

    Increased cigar consumption and the publicity such increase has received may increase the risk of additional regulation. There can be no assurance as to the ultimate content, timing or effect of any additional regulation of tobacco products by any federal, state, local or regulatory body, and there can be no assurance that any such legislation or regulation would not have a material adverse effect on General Cigar's business. See "Business--The Tobacco Industry--Regulation."

TOBACCO INDUSTRY LITIGATION

    The tobacco industry has experienced and is experiencing significant health-related litigation involving tobacco and health issues. Plaintiffs in such litigation have sought and are seeking compensatory and, in some cases, punitive damages, for various injuries claimed to result from the use of tobacco products or exposure to tobacco smoke. General Cigar has in the past been named in certain health-related litigation. There can be no assurance that there would not be an increase in health-related litigation against the cigarette and smokeless tobacco industries or similar litigation in the future against cigar manufacturers. The costs to General Cigar of defending prolonged litigation and any settlement or successful prosecution of any material health-related litigation against manufacturers of cigars, cigarettes or smokeless tobacco or suppliers to the tobacco industry could have a material adverse effect on General Cigar's results of operations or financial condition. The recent increase in the sales of cigars and the publicity such increase has received may have the effect of increasing the probability of legal claims. Also, a recent study published in the journal SCIENCE reported that a chemical found in tobacco smoke has been found to cause genetic damage in lung cells that is identical to damage observed in many malignant tumors of the lung and, thereby, directly links lung cancer to smoking. The National Cancer Institute also has announced that it will issue a report in 1997 describing research into cigars and health. This study and this report could affect pending and future tobacco regulation or litigation. See "--Extensive and Increasing Regulation of Tobacco Products" and "Business--The Tobacco Industry--Litigation."

RELATIONS WITH CUBA

    Cuba historically has had, and continues to have, the highest reputation for premium cigars in the world. Many of General Cigar's premium cigar brand names are of Cuban origin. General Cigar acquired some of these brand names from their Cuban owners in the aftermath of Castro's revolution and registered others with the U.S. Patent and Trademark Office. General Cigar's rights to many of these brand names generally are limited to sales in the U.S.

    It is expected that, if and when normalization of relations between the U.S. and Cuba occurs, manufacturers of Cuban cigars, either alone or in combination with other manufacturers or distributors of tobacco products, will attempt to enter the U.S. market. The entry of Cuban premium cigars into the U.S. market could increase competition in General Cigar's core premium cigar market and could have a material adverse effect on General Cigar's premium cigar business.

EFFECTS OF INCREASES IN EXCISE TAXES

    Cigars have long been subject to federal, state and local excise taxes, and such taxes frequently have been increased or proposed to be increased, in some cases significantly, to fund various legislative initiatives. In particular, there have been proposals by the federal government in the past to reform health care through a national program to be funded principally through increases in federal excise taxes on tobacco products. Enactment of new or significant increases in existing federal, state or local excise taxes could result in decreased unit sales of cigars which could have a material adverse effect on General Cigar's business. See "Business--The Tobacco Industry--Excise Taxes."

RISKS RELATING TO DEMAND FOR CIGARS

    General Cigar's ability to increase its production of premium and mass market cigars to meet increases in demand has been, and in the future may be, constrained by a shortage of properly aged and blended tobacco ready for manufacturing. In general, the aging process for filler tobacco requires that tobacco be purchased up to three years in advance of actual use in the manufacturing process. An important part of the manufacturing process for premium cigars involves blending flavors of different tobacco leaves, a process that takes approximately 16 weeks. During 1996, General Cigar discontinued shipping Macanudo cigars for a two month period as excessive demand led to a shortage of properly aged and blended tobacco. Accordingly, there can be no assurance that increases in demand beyond General Cigar's current expectations would not result in similar tobacco shortfalls and thereby adversely affect General Cigar's ability to manufacture its products.

    General Cigar's ability to increase its production of premium cigars also may be limited by a shortage of skilled laborers. Although General Cigar is hiring and training new skilled laborers, the training process can take up to one year and not all trainees are able to complete General Cigar's training program. While General Cigar is pursuing measures to increase its production of premium cigars, there can be no assurance that these measures will enable General Cigar to meet any future level of demand for its premium cigars. Any material inability of General Cigar to fill its premium cigar orders in a timely manner could have a material adverse effect on General Cigar's business, including the loss of sales by General Cigar and the potential loss of future sales to other brands which consumers purchase in the absence of available supplies of General Cigar's brands. See "--Social, Political and Economic Risks Associated with Foreign Operations and International Trade" and "Business--Backorders."

    While the cigar industry, including General Cigar, has experienced increasing demand for cigars during the last several years, there can be no assurance that such trends will continue. In the event anticipated industry growth does not continue or General Cigar experiences a reduction in demand, General Cigar may experience excess inventory or production capacity which could have an adverse effect on General Cigar's business or results of operations.


    As a result of the increased demand for cigars, cigar tobacco prices recently have increased significantly. Additional increases are possible in the future.


SOCIAL, POLITICAL AND ECONOMIC RISKS ASSOCIATED WITH FOREIGN OPERATIONS AND
  INTERNATIONAL TRADE

    A substantial portion of the manufacturing operations of General Cigar (including all of General Cigar's manufacturing operations for its premium cigars) is located in territories and countries outside of the U.S., including the Dominican Republic, Jamaica and Honduras. In addition, General Cigar buys tobacco directly from a large number of suppliers located in territories and countries outside the U.S., including Brazil, Cameroon, the Central African Republic, Germany, Italy, Turkey, the Dominican Republic, the Philippines, Indonesia, Honduras, Ecuador and Mexico. General Cigar is exposed to the risk of changes in social, political and economic conditions inherent in foreign operations and international trade, including changes in the laws and policies that govern foreign investment and international trade in territories and countries where it currently has operations and conducts international trade, as well as, to a lesser extent, changes in U.S. laws and regulations relating to foreign investment and trade. Any such social, political or economic changes could pose, among other things, the risk of finished product and raw material supply interruption or significant increases in finished product and raw material prices. In particular, political or labor unrest in the Dominican Republic, Honduras or Jamaica could result in interruptions in production of General Cigar's premium cigars, which would cause an immediate halt in shipments by General Cigar due to its lack of inventory of manufactured cigars. Accordingly, there can be no assurance that any such changes in social, political or economic conditions will not have a material adverse effect on General Cigar's business.

RESTRICTIONS IMPOSED BY THE TERMS OF GENERAL CIGAR'S INDEBTEDNESS

    The terms and conditions of the Credit Facility (as defined) impose, and the terms and conditions of future debt instruments of General Cigar or its subsidiaries may impose, restrictions on General Cigar and its subsidiaries that affect, among other things, their ability to incur debt, pay dividends or make distributions, make acquisitions, create liens, sell assets, and make certain investments. The terms of the Credit Facility require General Cigar Co., Inc., the wholly owned subsidiary of General Cigar through which General Cigar conducts its material operations, to maintain specified financial ratios and satisfy certain tests, including maximum leverage ratios and minimum interest coverage ratios. In addition, the Credit Facility restricts the ability of General Cigar to pay dividends except under certain circumstances. See "Description of the Credit Facility."

    The ability of General Cigar and its subsidiaries to comply with the terms of their respective debt instruments can be affected by events beyond their control, including events such as changes in prevailing economic conditions, changes in consumer preferences and changes in the competitive environment, which could impair General Cigar's operating performance. There can be no assurance that General Cigar and its subsidiaries will be able to comply with the provisions of their respective debt instruments, including compliance by General Cigar Co., Inc. with the financial ratios and tests contained in the Credit Facility. Breach of any of these covenants or the failure to fulfill the obligations thereunder and the lapse of any applicable grace periods would result in an event of default under the applicable debt instruments, and the holders of such indebtedness could declare all amounts outstanding under their debt instruments to be due and payable immediately. Any such declaration under a debt instrument is likely to result in an event of default under one of the other debt instruments of General Cigar and its subsidiaries. There can be no assurance that the assets or cash flows of General Cigar or its subsidiaries would be sufficient to repay in full borrowings under their respective outstanding debt instruments, whether upon maturity or in the event of acceleration upon an event of default, or upon a required repurchase in the event of a change of control, or that General Cigar would be able to refinance or restructure the payments on such indebtedness. See "--Impact of Holding Company Structure" and "Description of the Credit Facility."

IMPACT OF HOLDING COMPANY STRUCTURE

    General Cigar is a holding company with no business operations of its own. General Cigar's only material assets are all of the outstanding capital stock of its subsidiaries, General Cigar Co., Inc., GCH Transportation, Inc., Club Macanudo, Inc. and Club Macanudo (Chicago), Inc., and all of the ownership interests in General Cigar's office building in New York City. Accordingly, General Cigar is dependent upon the earnings and cash flows of, and dividends and distributions from, General Cigar's subsidiaries to pay its expenses and meet its obligations, and to pay any cash dividends or distributions on the Common Stock that may be authorized by the Board of Directors of General Cigar. There can be no assurance that General Cigar Co., Inc. or any other subsidiary will generate sufficient earnings and cash flows to pay dividends or distribute funds to General Cigar to enable General Cigar to pay its expenses and meet its obligations or that applicable state law and contractual restrictions, including negative covenants contained in the debt instruments of General Cigar's subsidiaries then in effect, will permit such dividends or distributions. See "--Restrictions Imposed by the Terms of General Cigar's Indebtedness."

RISKS RELATING TO TRADEMARKS

    General Cigar's success and ability to compete are dependent to a significant degree on its brand names. General Cigar relies primarily on trademark law to protect its brand names. Although General Cigar vigorously defends its trademarks against infringement by others, including counterfeiters, policing unauthorized use of General Cigar's trademarks is difficult. The illegal use of General Cigar's trademarks may have an adverse effect on General Cigar's business, financial condition and operating results.

    General Cigar has registered its trademarks in the U.S. and certain foreign countries and will continue to do so as new trademarks are developed or acquired. The laws of countries outside of the U.S. may afford General Cigar little or no effective protection of certain of its trademarks. Moreover, General Cigar does not hold the right to use certain of its well-known trademarks and brand names, including Partagas and Cohiba, in most foreign markets. Empresa Cubana Del Tabaco, d.b.a. Cubatabaco ("Cubatabaco") filed a petition on January 15, 1997 in the United States Patent and Trademark Office ("USPTO") to cancel General Cigar's two United States trademark registrations of the name Cohiba for use in connection with cigars. Cubatabaco's petition was filed in response to the USPTO's anticipated rejection of its attempt to register its Cohiba trademark in the United States. If Cubatabaco were successful in this proceeding, then General Cigar's U.S. registrations of the name Cohiba for use in connection with cigars would be cancelled. Under certain circumstances, the results of this proceeding could be used in a subsequent action to enjoin use of the name Cohiba by General Cigar. See "Business--The Tobacco Industry--Litigation."

    General Cigar in the future may receive notices of claims of infringement of other parties' trademarks. There can be no assurance that claims for infringement or invalidity, or claims for indemnification resulting from infringement claims, will not be asserted or prosecuted against General Cigar. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation and divert management's attention and resources.

MANAGEMENT OF GROWTH

    General Cigar has experienced rapid growth over the last several years and plans further production expansion in an effort to meet increases in demand for premium and mass market cigars. General Cigar's rapid growth and planned expansion present numerous operational challenges to General Cigar's senior management and employees. General Cigar faces similar challenges with respect to the integration of Villazon into General Cigar's operations. General Cigar's growth has placed, and will continue to place, significant demands on General Cigar's management, working capital and financial management control systems. General Cigar also has contracted to upgrade its information management systems to provide for better tracking of inventories used in manufacturing. There can be no assurance, however, that such improvements will be adequate as demand continues to increase. In addition, the integration of such new systems may cause disruptions in manufacturing that could adversely affect General Cigar's business.

RISKS RELATING TO THE DISTRIBUTION AND THE MERGER

    Pursuant to the terms of the Distribution Agreement, Tax Sharing Agreement and Employee Benefits Allocation Agreement, certain liabilities of Culbro are being assumed by Griffin, including liabilities relating to the real estate business and the nursery business, liabilities relating to Eli Witt (including potential claims relating to transfer of funds to Culbro and other claims relating to Eli Witt's Chapter 11 filing), certain specified tax liabilities and liabilities relating to employees of Griffin. Although as a result of the Asset Transfers and the Distribution Griffin will assume such liabilities, Culbro (and General Cigar following the Merger) may continue to be liable to third parties with respect to certain of such liabilities and claims.

CONTROL BY CERTAIN STOCKHOLDERS; ANTI-TAKEOVER EFFECTS OF DUAL CLASSES OF STOCK;
  OTHER ANTI-TAKEOVER PROVISIONS

    The Cullman & Ernst Group presently holds 2,237,147 shares of Culbro Common Stock, constituting approximately 50% of the issued and outstanding shares of Culbro Common Stock. Following the Merger, 9,945,393 shares of Class B Common Stock, constituting 37% of the issued and outstanding Common Stock and 48% of the voting power, will be held by the Cullman & Ernst Group. The Cullman & Ernst Group has sole voting and investment power with respect to shares of Culbro Common Stock held by it and will have sole voting and investment power with respect to the 9,945,393 shares of Class B Common Stock that it will hold following the Merger. Each share of Class B Common Stock has ten votes with respect to matters requiring the approval of the holders of Common Stock, while each share of the Class A Common Stock, including shares offered hereby, has one vote on such matters. As a result, the Cullman & Ernst Group will have substantial control over General Cigar and may have the power to elect all of its directors and to approve any action requiring stockholder approval, including adopting amendments to General Cigar's certificate of incorporation and approving mergers or sales of all or substantially all of General Cigar's assets. The Schedule 13D filed by the Cullman & Ernst Group with the Securities and Exchange Commission (the "SEC") with respect to its holdings in Culbro states that there is no undertaking other than an informal understanding that the members of the Cullman & Ernst Group will hold and vote their shares together. In the normal course of business the members of the Cullman & Ernst Group have acted together with respect to their shares of Culbro Common Stock. Such control by the Cullman & Ernst Group, together with certain provisions of General Cigar's certificate of incorporation and by-laws as well as certain provisions of the Delaware General Corporation Law (the "DGCL"), could increase the difficulty of effecting a change of control of General Cigar without their approval. See "Description of Capital Stock."

NO PRIOR MARKET FOR COMMON STOCK; DETERMINATION OF PUBLIC OFFERING PRICE


    Prior to the Offering there was no public market for the Class A Common Stock. The Class A Common Stock is now listed on the NYSE under the symbol "MPP." The Class B Common Stock is not listed on any national securities exchange or quoted on any automated quotation system. However, holders of Class B Common Stock who wish to sell their shares may sell them on the NYSE, as the transfer agent will automatically convert the Class B Common Stock sold into Class A Common Stock. Holders of Class B Common Stock may freely convert their Class B Common Stock into Class A Common Stock at any time. There can be no assurance as to liquidity of the trading market for the Class A Common Stock following the Merger.


SHARES ELIGIBLE FOR FUTURE SALE


    As of April 15, 1997, 6,900,000 shares of Class A Common Stock and 4,559,132 shares of Culbro Common Stock (which are expected to be exchanged for 20,267,940 shares of Class B Common Stock in the Merger, subject to adjustment for any Culbro stock options exercised prior to the Merger) were outstanding. The 6,900,000 shares of Class A Common Stock sold in the Offering are freely transferable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for shares acquired in the Offering by "affiliates" of General Cigar, as that term is defined in Rule 144 promulgated under the Securities Act. All of the 4,559,132 shares of Culbro Common Stock outstanding are freely transferable without restriction under the Securities Act, except for shares held by affiliates of Culbro. All of the shares of Class B Common Stock that will be outstanding upon consummation of the Merger will be freely transferable without restriction under the Securities Act, except for shares held by affiliates of General Cigar. Transfers of shares of Common Stock and Culbro Common Stock by affiliates of General Cigar and Culbro, respectively, are subject to the volume restrictions of Rule 144.


    Subject to certain exceptions, General Cigar, the executive officers and directors of General Cigar, Culbro and certain shareholders of Culbro (who in the aggregate hold 2,276,112 shares of Culbro Common

Stock, or 2,722,623 shares, assuming exercise of outstanding options held by such persons) each have agreed that they will not, without the prior written consent of DLJ, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or Culbro Common Stock or any securities convertible into or exercisable or exchangeable for such Common Stock or Culbro Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any such Common Stock or Culbro Common Stock until August 26, 1997.


    After August 26, 1997 and upon consummation of the Merger, or earlier with the written consent of DLJ, the holders of 6,900,000 shares of Class A Common Stock will continue to have, and holders of 20,267,940 shares of Class B Common Stock for the first time will have, the right to sell such shares without restriction under the Securities Act, except that transfers by affiliates of General Cigar will be subject to the volume limitations of Rule 144.



    General Cigar intends to file a registration statement on Form S-8 under the Securities Act to register the issuance of 3,300,000 shares of Class A Common Stock reserved for issuance upon the exercise of options, including approximately 665,600 shares of Class A Common Stock issuable upon exercise of options which were issued prior to the Offering under the General Cigar Holdings 1997 Stock Option Plan and approximately 2,012,572 shares of Class A Common Stock issuable upon exercise of Culbro options following the Merger. As a result, any shares of Class A Common Stock issued upon exercise of such stock options will be available, subject to special rules for affiliates and applicable lock-up arrangements, for resale in the public market. See "Certain Employee Benefit Matters."


    No prediction can be made as to the effect, if any, that future sales of Common Stock, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Class A Common Stock (including shares issued upon the exercise of stock options or upon conversion of shares of Class B Common Stock), or the perception that such sales could occur, could adversely affect prevailing market prices for the Class A Common Stock.

                               THE ANNUAL MEETING

DATE, TIME AND PLACE OF ANNUAL MEETING

    The Annual Meeting will be held on June 2, 1997 at 11:00 a.m. local time, at the Auditorium on the 3rd floor of the offices of the Corporate Headquarters of Chase Banking Corporation, 270 Park Avenue, New York, New York.

PURPOSE OF ANNUAL MEETING


    At the Annual Meeting, the holders of shares of Culbro Common Stock will consider and vote upon (i) the adoption of the Merger Agreement and the transactions contemplated therein, (ii) the election of the Board of Directors of Culbro and (iii) the approval of the selection of Culbro's independent accountants for 1997.


RECORD DATE


    The Board of Directors of Culbro has fixed the close of business on May 9, 1997 as the record date for the determination of holders of Culbro Common Stock entitled to notice of and to vote at the Culbro Annual Meeting. On the record date there will be approximately 4,559,132 shares of Culbro Common Stock outstanding (subject to adjustment for any Culbro stock options exercised prior to the Merger), each entitled to one vote.


REQUIRED VOTE; QUORUM

    The Merger Agreement and transactions contemplated thereby must be adopted by the affirmative vote of the holders of 66 2/3% of the outstanding Culbro Common Stock pursuant to Section 903 of the NYBCL. Pursuant to Section 614 of the NYBCL, assuming a quorum is present, (i) the Board of Directors of Culbro will be elected by a plurality of the votes cast and (ii) the approval of the selection of Culbro's independent accountants for 1997 requires the affirmative vote of the majority of votes cast.

    The Culbro Board of Directors recommends that the Culbro shareholders vote for (i) the approval of the Merger Agreement, (ii) the election of the nominated Directors and (iii) the approval of the selection of Culbro's independent accountants for 1997.

    At the Annual Meeting, only shares voted for the adoption of the Merger will be counted as voted in favor in determining whether the Merger is approved. Therefore, abstentions and broker non-votes will have the same effect as votes against adoption of the Merger. In the election of directors, votes that are withheld and broker non-votes will have no effect on the outcome of the election of the directors. Under the rules of the NYSE, brokers who hold shares in street name for beneficial owners are not permitted to vote to adopt the Merger or for the election of directors in connection with the Merger without instructions from the beneficial owners.

    Under the NYBCL and the Culbro By-Laws the presence, in person or by proxy, of a majority of the outstanding shares of Culbro Common Stock is necessary to constitute a quorum of shareholders to take action at the Annual Meeting. Shares which are present, or represented by a proxy, at the Annual Meeting will be counted for quorum purposes regardless of whether the holder of such shares abstains with regard to the proposal to adopt the Merger or withholds a vote with respect to the election of the Board of Directors or selection of the independent accountants. Under applicable New York Law, if a broker returns a proxy with regard to at least one proposal but has not voted on another proposal, such broker non-vote still will count for purposes of determining a quorum.

REVOCABILITY OF PROXIES

    Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is exercised at the Annual Meeting by delivering to the Secretary of Culbro at its principal executive offices, a written notice of revocation or a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person.

                                   THE MERGER

BACKGROUND

    For a number of years, Culbro was exclusively engaged in the cigar business. Beginning in the late 1960s, as cigar sales started a long-term decline in units, Culbro began diversifying into businesses which seemed to be natural extensions of the cigar business, especially those which could use assets originally related to the cigar business. Among the new businesses were the landscape nursery business and real estate development businesses, both of which used land originally acquired for growing wrapper tobacco. Both the landscape nursery and real estate businesses proved to be capital intensive, but each usually generated operating profits. However, beginning in the early 1990s, their results weakened and their capital requirements strained Culbro. Beginning in 1993, meanwhile, cigar unit sales began to increase, and available dollars were allocated to the cigar business.

    In the summer of 1996, Culbro began considering the acquisition of Villazon and its financial consequences, including the desirability of making a public offering of Common Stock. Culbro reviewed its structure with both its financial advisors and potential underwriters for an offering of Common Stock and concluded that the best structure for a public offering was a "pure play" cigar company with no prior trading history. This structure would result in more net dollars at any reasonable percentage dilution. To achieve this, Culbro created General Cigar to make the public offering. The underwriters and financial advisors also agreed that added liquidity, through not having a holding company structure with both Culbro and General Cigar as public companies traded on the NYSE, was desirable. To achieve this end and to reduce ongoing costs, Culbro proposed the Merger following the Distribution so that the resulting structure would be two public companies, General Cigar and Griffin, each pursuing its separate business with its separate resources. The cigar business thereby would be able to receive substantially higher proceeds from the Offering because it would be viewed as a "pure play" cigar company. It would eventually have greater liquidity as the result of the issuance of added public shares at the time of the Merger which the underwriters viewed as desirable. In addition, the probable discount to (i) Culbro Common Stock associated with holding the cigar business through a holding company that did not own all of the cigar company stock and
(ii) the Class A Common Stock associated with owning stock of an entity controlled by a single enterprise with potentially different expansion and dividend policies, would be eliminated by the Merger.

    General Cigar, Culbro and Griffin are parties to a Distribution Agreement (the "Distribution Agreement") and other related agreements. The Distribution Agreement provides for (i) consummation of the Asset Transfers, (ii) the Distribution of Griffin Common Stock to the existing shareholders of Culbro following consummation of the Offering and (iii) the Merger following the Distribution.

    THE ASSET TRANSFERS

    Pursuant to the Distribution Agreement, Culbro transferred to General Cigar all of the common stock of General Cigar Co., Inc., Club Macanudo, Inc., Club Macanudo (Chicago), Inc. and all of Culbro's interest in the building located at 387 Park Avenue South, New York, New York. In addition, Culbro transferred to General Cigar Co., Inc. approximately 1,100 acres of its real estate holdings in the Connecticut River Valley used to cultivate cigar wrapper tobacco. In connection with these transfers, General Cigar received all licenses, permits, accounts receivable, prepaid expenses, reserves and other current assets related to the cigar business. Pursuant to the Distribution Agreement Culbro transferred to

Griffin substantially all the non-tobacco related assets of Culbro, including:
(i) all of the common stock of Imperial Nurseries, Inc., a wholly-owned subsidiary of Culbro; (ii) approximately 5,500 acres of land in Connecticut, Massachusetts and Florida, as well as several nursery wholesale and retail centers; (iii) Culbro's interests in Eli Witt and assets previously owned by Eli Witt; (iv) its 25% interest in Centaur; (v) all licenses, permits, accounts receivable, prepaid expenses, reserves and other current assets (other than cash) related to the real estate and nursery business; and (vi) $7.0 million in cash.

    Under the Distribution Agreement General Cigar assumed all liabilities relating to the cigar business and the assets transferred to General Cigar and General Cigar Co., Inc. These liabilities include all of Culbro's retained indebtedness (other than those liabilities related to the assets transferred to Griffin), including bank and corporate debt, all expenses related to the Asset Transfers, the Offering, the Distribution and the Merger and certain other contingent liabilities. Similarly, Griffin assumed all liabilities relating to the real estate business and the nursery business and relating to the assets transferred to Griffin. These liabilities include all of Griffin's assumed and retained indebtedness, including bank and corporate debt, other liabilities relating to the assets transferred to Griffin and certain additional tax liabilities.

    As a result of the Asset Transfers, Culbro is a holding company substantially all of the assets of which are the stock of General Cigar and Griffin. Each of General Cigar and Griffin operates independently of the other, subject to the limited relationships as described below.

    The Distribution Agreement also contains general indemnities between Culbro (or General Cigar, following the Merger) and Griffin and the procedures by which indemnification may be claimed. The Distribution Agreement provides for, on the one hand, Culbro and General Cigar to indemnify Griffin for any losses, liabilities or damages (including attorneys fees) in connection with any claim or action in respect of any of the liabilities to be assumed or retained by Culbro and General Cigar and, on the other hand, Griffin to similarly indemnify Culbro and General Cigar in connection with any claim or action in respect of any liabilities retained or assumed by Griffin. In each instance, indemnities are offset by insurance proceeds recovered by the indemnified party that reduce the amount of the loss, liability or damage. In addition, the Distribution Agreement contains provisions for the administration of insurance policies shared by the parties and provisions for the sharing of information and related services among the parties. Upon consummation of the Merger, Culbro's obligations with respect to such indemnities will become the obligations of General Cigar. With respect to corporate governance, the Distribution Agreement requires the resignation of all Griffin directors and officers from any positions they previously held with Culbro, General Cigar or General Cigar Co., Inc., and each of their respective subsidiaries, and the resignation of all Culbro, General Cigar or General Cigar Co., Inc. directors and officers from any positions they previously held with Griffin and each of its subsidiaries, except that Edgar M. Cullman and John L. Ernst will retain their seats on the Griffin board of directors notwithstanding their various positions at Culbro and General Cigar, and Edgar M. Cullman will be the Chairman of the Board of Griffin.

    RELATED AGREEMENTS

    Pursuant to the Distribution Agreement, Culbro and Griffin have entered into certain agreements described below. Culbro's rights and obligations under each of the agreements described below will be assumed by General Cigar as a result of the Merger.

        TAX SHARING AGREEMENT

    Culbro and Griffin have entered into a tax sharing agreement (the "Tax Sharing Agreement") that defines the parties' rights and obligations with respect to filing of returns, payments, deficiencies and refunds of federal, state and other income or franchise taxes relating to Culbro's business for tax years prior to and including the Distribution. In general, with respect to periods ending on or before the last day of the taxable year in which the Distribution occurs, Culbro is responsible for (i) filing both consolidated federal tax returns for the Culbro affiliated group and combined or consolidated state tax returns for any group that includes a member of the Culbro affiliated group, including in each case Griffin and its subsidiaries for the relevant periods of time that such companies were members of the applicable group and (ii) paying the taxes relating to such returns. Generally, any subsequent adjustments resulting from the redetermination of such tax liabilities by the applicable taxing authorities will be paid by the member or affiliated group to which the adjustment relates, with Griffin assuming responsibility for all adjustments relating to Culbro and its affiliates other than General Cigar and its subsidiaries. Griffin is responsible for filing returns and paying taxes relating to any member of the Griffin affiliated group for periods that begin before and end after the Distribution and for periods that begin after the Distribution. Culbro and Griffin have agreed to cooperate with each other and to share information in preparing such tax returns and in dealing with other tax matters.

        SERVICES AGREEMENT


    Culbro and Griffin have entered into a services agreement (the "Services Agreement") pursuant to which Culbro agreed to provide a number of administrative and other services to Griffin for a period of at least one year. These services include administration of Griffin insurance policies, internal audit, preparation of tax returns, transportation and general in-house legal services. Griffin will make an annual payment of approximately $550,000 to, and will reimburse out-of-pocket expenses incurred by, Culbro and its subsidiaries, in connection with such services. Culbro will make the above services available to Griffin on an as-needed basis for a period of at least one year following the Distribution. Pursuant to the Merger, Culbro's obligations under the Services Agreement will be assumed by General Cigar.


        BENEFITS AND EMPLOYMENT MATTERS ALLOCATION AGREEMENT

    Culbro and Griffin have entered into a Benefits and Employment Matters Allocation Agreement which provides for the assumption by General Cigar of certain Culbro employee benefit plans and the conversion of outstanding options and other accrued benefits into outstanding options and awards of General Cigar and Griffin. For a discussion of the allocations to be made pursuant to the Benefits and Employment Matters Allocation Agreement, see "Certain Employee Benefit Matters."

        LEASES

    Griffin as lessor and General Cigar Co., Inc. as lessee have entered into a lease for certain agricultural real property in Connecticut and Massachusetts (the "Agricultural Lease"), and prior to the Distribution, will enter into a lease for certain commercial space in Connecticut (the "Commercial Lease"). The Agricultural Lease applies to approximately 500 acres of arable land transferred to Griffin by Culbro for possible commercial development in the long-term, but which will provide General Cigar with a source of Connecticut Shade wrapper tobacco. General Cigar Co., Inc.'s use of the land is limited by the terms of the Agricultural Lease to the cultivation of cigar wrapper tobacco. The Agricultural Lease has an initial term of ten years and provides for the extension of the lease for additional periods thereafter. In addition, at Griffin's option the Agricultural Lease may be terminated with respect to 100 acres of such land annually upon one year's prior notice. The rent payable by General Cigar Co., Inc. under the Agricultural Lease is principally equal to the aggregate amount of all taxes and other assessments payable by Griffin attributable to the land leased. The Commercial Lease if entered into would be for approximately 25,000 square feet of office space in the Griffin Center South office complex in Bloomfield, Connecticut. The Commercial Lease would have an initial term of ten years and provide for the extension of the lease for additional annual periods thereafter. The rent payable by General Cigar Co., Inc. under the Commercial Lease and the Agricultural Lease would be approximate market rates.

    THE DISTRIBUTION

    The Distribution Agreement also provides for the pro rata distribution by Culbro to the shareholders of Culbro of all issued and outstanding shares of common stock of Griffin. The Distribution will occur subsequent to the Offering and will be contingent principally upon (i) either a tax ruling or an opinion of counsel satisfactory to Culbro that the Distribution constitutes a tax free reorganization under Section 355 of the Internal Revenue Code and (ii) approval of the Merger by the Culbro shareholders.

THE MERGER


    If approved by the Culbro shareholders, the Merger would be effected on or about August 26, 1997, or sooner with the consent of DLJ, subject to the completion of the Distribution. Pursuant to an Agreement and Plan of Merger that has been approved and adopted by General Cigar and by the Board of Directors of Culbro, Culbro will be merged with and into General Cigar. The members of the Cullman & Ernst Group have indicated that they will vote their shares of Culbro Common Stock in favor of the Merger. The Merger was approved by Culbro as sole stockholder of General Cigar prior to the Offering. General Cigar will be the surviving corporation in the Merger and will issue to the holders of the common stock of Culbro 4.44557 shares of Class B Common Stock for each share of the Culbro Common Stock outstanding on the date of the Merger (or approximately 20,267,940 shares of Class B Common Stock in the aggregate, subject to adjustment for any Culbro stock options exercised prior to the Merger). Each option to purchase Culbro Common Stock outstanding prior to the Merger will be converted into an option to acquire 4.44557 shares of Class A Common Stock. See "Certain Employee Benefit Matters--Culbro Benefit Plans to be Assumed by General Cigar--Culbro Stock Option Plans."



    Prior to the Merger, Culbro intends to exchange approximately 17.5 million shares of Class B Common Stock for the same number of shares of Class A Common Stock. The shares of Class B Common Stock will then be cancelled and returned to authorized but unissued shares prior to the consummation of the Merger. Promptly after the Merger, all existing shares of Class A Common Stock and Class B Common Stock previously owned by Culbro will be cancelled and returned to authorized but unissued shares. The reason for the exchange of shares of Class B Common Stock for Class A Common Stock is to assure that an adequate number of shares of Class B Common Stock are available for the Merger.


CONDITIONS TO THE MERGER

    The Merger is contingent upon (i) the consummation of the Distribution and
(ii) the approval by the holders of 66 2/3% of outstanding Culbro Common Stock of the Merger.

RECOMMENDATION AND REASONS FOR THE MERGER

    In the summer of 1996, Culbro began considering the acquisition of Villazon and its financial consequences, including the desirability of making a public offering of Common Stock. Culbro reviewed its capital structure with both its financial advisors and potential underwriters for an offering of Common Stock and concluded that the best structure for a public offering was a "pure play" cigar company with no prior trading history. This structure would result in more net dollars at any reasonable percentage dilution. To achieve this, Culbro created General Cigar to make the public offering. The underwriters and financial advisors also agreed that added liquidity, through not having a holding company structure with both Culbro and General Cigar as public companies traded on the NYSE was desirable. To achieve this end and to reduce ongoing costs, Culbro proposed the Merger following the Distribution so that the resulting structure would be two public companies, General Cigar and Griffin, each pursuing its separate business with its separate resources. The cigar business thereby would be able to receive substantially higher proceeds from the Offering because it would be viewed as a "pure play" cigar company. It would eventually have greater liquidity as the result of the issuance of added public shares at the time of the Merger which the underwriters viewed as desirable. In addition, the probable discount to (i) Culbro Common Stock associated with holding the cigar business through a holding company that did not own all of the cigar company stock and (ii) the Class A Common Stock associated with owning stock of an entity controlled by a single enterprise with potentially different expansion and dividend policies, would be eliminated by the Merger.

    Culbro intends to effect the Distribution because it believes that it is in the best interests of Culbro and General Cigar to separate the cigar business from the unrelated businesses of Culbro. By effecting the Distribution, Culbro believes that Culbro, General Cigar and their shareholders will benefit by allowing the cigar business and non-tobacco related businesses to be evaluated on a stand-alone basis.

    Upon consummation of the Distribution, Culbro will be a holding company, substantially all of the assets of which will be its ownership interests in General Cigar. General Cigar is also a holding company with substantially no assets other than its ownership interests in General Cigar Co., Inc. and other wholly-owned subsidiaries involved in the cigar business. The Merger will eliminate the double holding company corporate structure which is now in place. After the Merger General Cigar will be the sole publicly traded entity holding the assets and operations of the cigar business and is expected to have greater market liquidity than either General Cigar or Culbro prior to the Merger. The Board of Directors of each of Culbro and General Cigar have decided that it is in the best interests of each company to consummate the Merger.

EXCHANGE OF CERTIFICATES


    As soon as practicable after the Merger, holders of certificates that formerly represented shares of Culbro Common Stock will receive a letter of transmittal containing instructions for the surrender of such certificates in exchange for certificates representing shares of Class B Common Stock. If the holder is entitled to a fractional share of Class B Common Stock, the holder may buy or sell a fractional share of Common Stock through the transfer agent, which will effect purchases or sales on behalf of such holder at such times as the transfer agent deems appropriate through broker-dealers which it selects, and pay the proceeds of a sale, or deliver a whole share in case of a buy, to such holder. If the holder elects to buy a fractional share, the share received will be a share of Class A Common Stock. Following the Merger, each outstanding share of Class B Common Stock will be freely convertible into one share of Class A Common Stock. Any sale of Culbro Common Stock after the Merger will result in the issuance to the buyer of such Culbro Common Stock of Class A Common Stock. See "Description of Capital Stock."


APPRAISAL RIGHTS

    Pursuant to the Merger Agreement and the NYBCL, the owners of Culbro Common Stock will have dissenters' rights in connection with the Merger, and may dissent from the Merger and demand in writing that Culbro pay the "fair value" of the Culbro Common Stock.

    The following is a brief summary of the rights under Section 623 of the NYBCL of any holder of Culbro Common Stock who dissents form the Merger. The discussion in this Proxy Statement/Prospectus of dissenters' rights under the NYBCL is subject to and qualified in its entirety by reference to the applicable statutory provisions of Section 623 of the NYBCL, the text of which is attached to this Proxy Statement/Prospectus as Annex III.


    A beneficial or record holder of Culbro Common Stock will have the right to dissent with respect to the Merger and, subject to certain conditions, will be entitled to receive a cash payment equal to the "fair value" of such shareholder's Culbro Common Stock. Each beneficial owner asserting dissenters' rights must assert such rights with respect to all of the shares of which such shareholder is the beneficial owner or over which it has the power to direct the vote, and such shareholder must submit to Culbro, with or prior to such shareholder's assertion of dissenters' rights, the record shareholders' written consent to such dissent. A record shareholder may assert dissenters' rights as to fewer than all of the Culbro Common Stock registered in such record shareholder's name only if such record shareholder dissents with respect to all of the Culbro Common Stock beneficially owned by any one person and notifies Culbro in writing of the name and address of each person on whose behalf such record shareholder asserts dissenters' rights. Any shareholder of record who is otherwise entitled to exercise dissenter's right may exercise such rights notwithstanding the fact that such shareholder purchased shares of Culbro on or after May 9, 1997.

    A dissenting shareholder must deliver to Culbro, within 20 days after receipt of this Proxy Statement/ Prospectus, a written objection to the Merger. A shareholder who does not satisfy this requirement will not be entitled to dissenters' rights. A vote against the Merger will not in itself satisfy the written objection requirement, and failure to vote against the Merger will not in itself constitute a waiver of dissenters' rights with respect to such shareholder's Culbro Common Stock. The written objection should be delivered to Culbro's principal executive offices at 387 Park Avenue South, New York, New York 10016-8899.

    If Culbro's shareholders approve the Merger, Culbro must, not later than ten days after the Effective Time, send written notice (accompanied by a copy of Section 623 of the NYBCL) to each dissenting shareholder (i) stating where such dissenting shareholder must send its written payment demand, (ii) stating where and when certificates representing Culbro Common Stock must be deposited, (iii) containing a form for a demanding payment and (iv) setting a date by which such written payment demand must be received, which not may be fewer than 30 nor more than 60 days after the date of the notice. A dissenting shareholder who does not demand payment and deposit its Culbro Common Stock within the time provided by such notice will not be entitled to dissenters' rights.

    Culbro is required to pay to each dissenting shareholder who complies with the procedures described above, within 30 days after the later of the Effective Time and the date the payment demand is received, the amount that Culbro estimates to be the fair value of such dissenting shareholder's Culbro Common Stock, plus accrued interest from the Effective Time to the date of payment at the average rate then currently paid by Culbro, on its principal bank loans, or, if none, at a rate which is fair and equitable under all of the circumstances. Culbro will provide, along with such payment, certain financial information, including Culbro's balance sheet, income statement and statement of changes in shareholders' equity for the last fiscal year and the latest available interim financial statements, an explanation of how Culbro estimated the fair value of the shares, an explanation of how the accrued interest was calculated and certain other information. Culbro may send a statement to such dissenting shareholder setting forth its estimate of the fair value of such dissenting shareholder's Culbro Common Stock and offering to pay such amount, with interest, as a final settlement of such dissenting shareholder's demand for payment. Any dissenting shareholder who is dissatisfied with such payment or such offer may, within 30 days of such payment or offer for payment, notify Culbro in writing of such dissenting shareholder's estimate of the fair value of its Culbro Common Stock and the amount of interest due and demand payment thereof.

    If any dissenting shareholder's demand for payment is not settled within 60 days after receipt by Culbro of such dissenting shareholder's payment demand, the NYBCL requires that Culbro commence a proceeding and petition the court to determine the fair value of the Culbro Common Stock and accrued interest, naming all dissenting shareholders whose demands remain unsettled as parties to the proceeding. The court may appoint one or more persons as appraisers to receive evidence and recommend the fair value of the Culbro Common Stock. The dissenting shareholders will be entitled to the same discovery rights as parties in other civil actions. Each dissenting shareholder made a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds the fair value of its Culbro Common Stock, plus interest, exceeds the amount paid to such shareholder by Culbro. If such a proceeding is not commenced within the 60-day period, Culbro must pay such dissenter whose demand remains unsettled the amount demanded.

    Shareholders should recognize that such a determination of fair value by the court could rest in a price higher than, lower than or equal to the price available to such shareholders pursuant to the Merger. The fair value of a dissenting shareholder's shares is defined under the NYBCL as the value immediately before the effective date of the Merger, excluding any appreciation or depreciation in anticipation of the Merger unless such exclusion would be inequitable.

    Court costs and appraisal fees in such a valuation proceeding would be assessed against Culbro, except that the court may assess such costs against some or all of the dissenting shareholders to the extent that the court finds that the dissenting shareholders acting arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of counsel and expects of the respective parties in amounts that the court finds equitable:
(i) against Culbro, if the court finds that it did not substantially comply with certain provisions of the NYBCL concerning dissenters' rights, and (ii) against the dissenting shareholders or against Culbro, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith. If the court finds that services of counsel for any dissenting shareholders were of substantial benefit to other dissenting shareholders similarly situated, the court may award to such counsel reasonable fees to be paid out of the amounts awarded to dissenting shareholders who benefited from the proceedings.

    It is expected that any payments to Culbro shareholders as the result of the exercise of appraisal rights would be made by General Cigar as the surviving entity in the Merger.

ANTICIPATED ACCOUNTING TREATMENT

    General Cigar will account for the Merger by a method of accounting similar to the pooling-of-interests method of accounting under GAAP. See "Unaudited Pro Forma Combined Financial Statements."

LISTING OF GENERAL CIGAR COMMON STOCK

    The Class B Common Stock currently is not, and will not be, listed on any national securities exchange or quoted on any automated quotation system. The Class A Common Stock is listed on the New York Stock Exchange under the symbol "MPP." Class B Common Stock is freely convertible into Class A Common Stock.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES


    Assuming that the Merger and related transactions will take place as described elsewhere in this Proxy Statement/Prospectus, at the closing, Latham & Watkins, special counsel to Culbro and General Cigar, will deliver its opinion to the effect that, among other things, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and as a result, for Federal income tax purposes, Culbro will recognize no gain or loss upon the Merger, and holders of Culbro Common Stock will recognize no gain or loss upon the conversion of shares of Culbro Common Stock into shares of Class B Common Stock, except for gain or loss recognized on receipt of cash upon sale of any fractional share interest in Class B Common Stock. All holders of Culbro Common Stock should read carefully the detailed discussion under the caption "Certain Federal Income Tax Consequences."

                            SELECTED FINANCIAL DATA

CULBRO

    The Selected Financial Data of Culbro Corporation for fiscal 1992, fiscal 1993, fiscal 1994, fiscal 1995 and fiscal 1996 set forth below have been derived from the audited Consolidated financial statements of Culbro. The Selected Financial Data of Culbro Corporation for the thirteen weeks ended March 2, 1996 and March 1, 1997 set forth below have been derived from the unaudited Consolidated financial statements of Culbro. The Selected Data should be read in conjunction with "Culbro Corporation Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The information presented below reflects CMS Gilbreth Packaging Systems, Inc. ("CMS Gilbreth") as a discontinued operation. The 1994, 1995 and 1996 information reflects the deconsolidation of Eli Witt in April 1994 and accounting for the investment in Eli Witt under the equity method.

                                                                                        THIRTEEN WEEKS ENDED
                                                                                       ----------------------
                                                                                        MARCH 2,    MARCH 1,
                           1992          1993         1994        1995        1996        1996        1997
                       ------------  ------------  ----------  ----------  ----------  ----------  ----------
                                      (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
Net sales and other
  revenue............  $  1,106,914  $  1,317,680  $  134,335  $  168,996  $  204,812  $   32,902  $   53,488
Operating profit.....        12,216        13,848       3,153      18,644      19,853       2,542       5,746
Income (loss) from
  continuing
  operations.........           (31)       (1,218)     (2,172)     (7,504)      8,399         428       2,264
Income (loss) per
  common share from
  continuing
  operations.........         (0.01)        (0.45)      (0.50)       1.69        1.80        0.09        0.47
Net income (loss)....         1,868        (7,452)      1,152      11,189       7,856         924       2,264
Net income (loss) per
  common share.......          0.43         (1.89)       0.27        2.52        1.68        0.20        0.47
Dividends per common
  share..............          0.60            --          --          --          --          --          --
Working capital......        96,542       120,147      69,003      64,671      95,430      70,163      45,158
Property and
  equipment, net.....        83,637        99,994      61,894      61,059      66,829      62,024      72,211
Total assets.........       400,609       419,791     268,057     277,818     243,444     277,018     339,740
Long-term debt.......       145,163       174,969      98,612      84,089      49,925      89,278      69,447
Shareholders'
  equity.............       119,035       110,882     112,037     124,975     135,788     126,623     138,056
Book value per common
  share at end of
  period.............         27.63         25.74       26.01       28.47       30.09       28.71       30.55
Weighted average
  common shares and
  equivalents
  outstanding........     4,308,000     4,308,000   4,308,000   4,440,000   4,664,000   4,622,000   4,803,000

GENERAL CIGAR

    The Selected Combined Financial Data of General Cigar for fiscal 1992 and for the thirteen weeks ended March 2, 1996 and March 1, 1997 have been derived from the unaudited combined financial statements of General Cigar. The Selected Combined Financial Data of General Cigar for fiscal 1993 have been derived from the audited Combined Financial Statements of General Cigar. The Selected Combined Financial Data of General Cigar for fiscal 1994, fiscal 1995 and fiscal 1996 have been derived from the audited Combined Financial Statements of General Cigar included elsewhere in this Proxy Statement/Prospectus. The following selected financial data should be read in conjunction with "General Cigar Holdings, Inc. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements of General Cigar and Notes thereto included elsewhere in this Proxy Statement/Prospectus.

                                                                                                          THIRTEEN WEEKS ENDED
                                                                      FISCAL YEAR
                                                 -----------------------------------------------------  ------------------------
                                                                                                         MARCH 2,     MARCH 1,
                                                   1992       1993       1994       1995       1996        1996         1997
                                                 ---------  ---------  ---------  ---------  ---------  -----------  -----------

                                                                (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales and other revenue....................  $  77,131  $  76,825  $  89,538  $ 124,033  $ 154,676   $  28,832    $  49,798
Cost of goods sold.............................     48,651     49,165     54,285     69,683     86,240      16,242       27,515
                                                 ---------  ---------  ---------  ---------  ---------  -----------  -----------
Gross profit...................................     28,480     27,660     35,253     54,350     68,436      12,590       22,283
Selling, general and administrative expenses...     27,059     25,282     27,210     36,726     44,593       8,586       14,428
Other nonrecurring expense.....................         --         --         --         --      3,600          --           --
                                                 ---------  ---------  ---------  ---------  ---------  -----------  -----------
Operating profit...............................      1,421      2,378      8,043     17,624     20,243       4,004        7,855
Gain on insurance settlement...................         --         --         --      2,586         --
Other nonoperating income (expense)............        299        134        (23)      (597)       853         162          317
Interest expense...............................        327        264        607      1,049        951         262        1,274
                                                 ---------  ---------  ---------  ---------  ---------  -----------  -----------
Income before income taxes.....................      1,393      2,248      7,413     18,564     20,145       3,904        6,898
Income tax provision...........................        579        941      2,863      7,240      7,738       1,509        2,621
                                                 ---------  ---------  ---------  ---------  ---------  -----------  -----------
Income before cumulative effect of accounting
  change.......................................        814      1,307      4,550     11,324     12,407       2,395        4,277
Cumulative effect of accounting change for
  post-retirement benefits, net of tax
  provision....................................         --     (4,356)        --         --         --          --           --
                                                 ---------  ---------  ---------  ---------  ---------  -----------  -----------
Net income (loss)..............................  $     814  $  (3,049) $   4,550  $  11,324  $  12,407   $   2,395    $   4,277
                                                 ---------  ---------  ---------  ---------  ---------  -----------  -----------
                                                 ---------  ---------  ---------  ---------  ---------  -----------  -----------
OTHER DATA:
Gross margin...................................      36.9%      36.0%      39.4%      43.8%      44.2%       43.7%        44.7%
Operating margin...............................       1.8%       3.1%       9.0%      14.2%      13.1%       13.9%        15.8%
EBITDA (1)(2)..................................  $   5,541  $   5,923  $  11,291  $  23,163  $  24,909   $   4,967    $   9,039
EBITDA margin (2)(3)...........................       7.2%       7.7%      12.6%      18.7%      16.1%       17.2%        18.2%
Net cash provided by (used in) operating
  activities...................................  $   8,224  $  (3,835) $  12,683  $   9,536  $  (4,919)  $  (5,387)   $   3,218
Net cash used in investing activities..........     (4,435)    (1,691)    (1,384)      (616)    (9,701)     (1,952)     (58,175)
Net cash (used in) provided by financing
  activities...................................     (3,799)     5,526    (10,865)    (9,062)    14,707       7,393       60,609
Capital expenditures...........................      4,435      1,691      1,884      2,841      9,701       1,952        1,932

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital................................  $  35,673  $  45,001  $  41,176  $  43,632  $  65,121   $  51,484    $   7,667
Total assets...................................     98,908    104,551    100,974    113,655    145,042     114,570      240,607
Long-term debt.................................      3,292      2,901      6,998     11,352     11,079      11,363       66,551
Culbro investment..............................     75,874     78,740     68,160     66,095     93,719      75,757       47,764

------------------------

(1) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See the Combined Financial Statements and the Notes thereto appearing elsewhere in this Proxy Statement/Prospectus.

(2) In fiscal 1995 the Company had a $2.6 million gain from an insurance settlement. Excluding this gain, EBITDA would have been $20.6 million and EBITDA margin would have been 16.6%. In fiscal 1996 the Company had a nonrecurring expense of $3.6 million. Excluding this expense, EBITDA would have been $28.5 million and EBITDA margin would have been 18.4%.

(3) EBITDA margin represents EBITDA as a percentage of net sales. EBITDA margin is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA margin should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See the Combined Financial Statements and the Notes thereto appearing elsewhere in this Proxy Statement/Prospectus.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

    The "Culbro Historical" column presented in the Unaudited Pro Forma Combined Statement of Operations for the Year Ended November 30, 1996 reflects the audited consolidated results of operations of Culbro, as adjusted to conform to General Cigar's financial statement presentation. The "Culbro Historical" column presented in the Unaudited Pro Forma Consolidated Statement of Operations for the 13 Weeks Ended March 1, 1997 reflects the unaudited results of operations of Culbro, as adjusted to conform to General Cigar's financial statement presentation. The Unaudited Pro Forma Statements of Operations were prepared to reflect the impact on Culbro of the following transactions as if each had occurred at the beginning of the relevant period: (i) the Villazon Acquisition;
(ii) the Distribution and the assumption by General Cigar of certain liabilities at the time of the Asset Transfers (the "Liability Assumption"); (iii) the Offering; and (iv) the Merger, pursuant to which Culbro will be merged into General Cigar, with General Cigar as the surviving entity. Because the Villazon Acquisition and the Liability Assumption each occurred during the 13 weeks ended March 1, 1997, the effects of such transactions following their respective effective dates are reflected in the "Culbro Historical" column in the Unaudited Pro Forma Consolidated Statement of Operations, rather than in the pro forma adjustments thereto.

    The "Culbro Historical" column presented in the Unaudited Pro Forma Consolidated Balance Sheet as of March 1, 1997 reflects the unaudited assets, liabilities and shareholders equity of Culbro, as adjusted to conform to General Cigar's financial statement presentation. The Unaudited Pro Forma Consolidated Balance Sheet as of March 1, 1997 was prepared to reflect the impact on Culbro of the following transactions as if each had occurred on March 1, 1997 (i) the Distribution, (ii) the Offering and (iii) the Merger pursuant to which Culbro will be merged into General Cigar. Because the Villazon Acquisition occurred prior to March 1, 1997, such transaction is reflected in the "Culbro Historical" column. Because the Liability Assumption occurred prior to March 1, 1997, such transaction is reflected in the "Griffin Historical" column.

    In the opinion of management, all adjustments necessary to fairly present this pro forma information have been made. The Unaudited Pro Forma Financial Statements are based upon, and should be read in conjunction with the Consolidated Financial Statements of Culbro and Notes thereto incorporated by reference in this Proxy Statement/Prospectus, the Combined Financial Statements of General Cigar and Notes thereto included elsewhere in this Proxy Statement/Prospectus and the Combined Financial Statements of Griffin Land & Nurseries, Inc. and Notes thereto included in Annex II. The pro forma information does not purport to be indicative of the results that would have been reported had such events actually occurred on the dates specified, nor is it indicative of General Cigar's future results if the aforementioned transactions are completed.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED NOVEMBER 30, 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   ADJUSTMENTS FOR VILLAZON                           ADJUSTMENTS FOR
                                         ACQUISITION                                   DISTRIBUTION
                                  --------------------------     PRO FORMA FOR  ---------------------------
                       CULBRO       VILLAZON      VILLAZON         VILLAZON       GRIFFIN       LIABILITY       PRO FORMA FOR
                    HISTORICAL(1) HISTORICAL(2)  ADJUSTMENTS      ACQUISITION   HISTORICAL(6)  ASSUMPTION       DISTRIBUTION
                    ------------  -------------  -----------     -------------  ------------  -------------     -------------
Net sales and
  other revenue...   $  201,202     $  40,617                    $    241,819    $  (46,531)                    $    195,288
Costs and
  expenses:
Cost of goods
  sold............      120,449        20,830                         141,279       (34,210)                         107,069
Selling, general
  and
  administrative
  expenses........       57,140         5,658     $   2,498(3)         65,296       (12,666)                          52,630
Other expense.....        4,500                                         4,500          (900)                           3,600
                    ------------  -------------  -----------     -------------  ------------                    -------------
Operating
  profit..........       19,113        14,129        (2,498)           30,744         1,245                           31,989
Income from equity
  investment......          303                                           303          (303)
Other nonoperating
  income, net.....        2,657           278                           2,935        (1,917)                           1,018
Interest
  expense.........        8,758           552         6,908(4)         16,218        (7,805)    $   3,258(7)          11,671
                    ------------  -------------  -----------     -------------  ------------  -------------     -------------
Income before
  income taxes....       13,315        13,855        (9,406)           17,764         6,830        (3,258)            21,336
Income tax
  provision.......        4,916           114         1,621(5)          6,651         2,767        (1,270)(5)          8,148
                    ------------  -------------  -----------     -------------  ------------  -------------     -------------
Income before
  minority
  interest........        8,399        13,741       (11,027)           11,113         4,063        (1,988)            13,188
Income
  attributable to
  minority
  interest........
                    ------------  -------------  -----------     -------------  ------------  -------------     -------------
Income from
  continuing
  operations......   $    8,399     $  13,741     $ (11,027)     $     11,113    $    4,063     $  (1,988)      $     13,188
                    ------------  -------------  -----------     -------------  ------------  -------------     -------------
                    ------------  -------------  -----------     -------------  ------------  -------------     -------------
Income per common
  share from
  continuing
  operations......   $     1.80*
                    ------------
                    ------------
Weighted average
  common shares
  and equivalents
  outstanding.....        4,664*
                    ------------
                    ------------


                                                                            CULBRO/
                     OFFERING       PRO FORMA FOR      MERGER            GENERAL CIGAR
                    ADJUSTMENTS       OFFERING       ADJUSTMENTS           PRO FORMA
                    -----------     -------------  ---------------     -----------------
Net sales and
  other revenue...                  $   195,288                        $       195,288
Costs and
  expenses:
Cost of goods
  sold............                      107,069                                107,069
Selling, general
  and
  administrative
  expenses........                       52,630                                 52,630
Other expense.....                        3,600                                  3,600
                    -----------     -------------       -------               --------
Operating
  profit..........                       31,989                                 31,989
Income from equity
  investment......
Other nonoperating
  income, net.....                        1,018                                  1,018
Interest
  expense.........   $  (8,747)(8)        2,924                                  2,924
                    -----------     -------------       -------               --------
Income before
  income taxes....       8,747           30,083                                 30,083
Income tax
  provision.......       3,411(5)        11,559                                 11,559
                    -----------     -------------       -------               --------
Income before
  minority
  interest........       5,336           18,524                                 18,524
Income
  attributable to
  minority
  interest........       4,736(9)         4,736       $  (4,736)(10)
                    -----------     -------------       -------               --------
Income from
  continuing
  operations......   $     600      $    13,788       $   4,736        $        18,524
                    -----------     -------------       -------               --------
                    -----------     -------------       -------               --------
Income per common
  share from
  continuing
  operations......                                                     $          0.68  *
                                                                              --------
                                                                              --------
Weighted average
  common shares
  and equivalents
  outstanding.....                                                              27,428  (11)*
                                                                              --------
                                                                              --------

------------------------

* Each outstanding share of Culbro Common Stock will be exchanged for 4.44557 shares of General Cigar Class B Common Stock in the Merger.

             See Notes to Unaudited Pro Forma Financial Statements

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE 13 WEEKS ENDED MARCH 1, 1997
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  ADJUSTMENTS FOR VILLAZON                            ADJUSTMENTS FOR
                                                        ACQUISITION                                    DISTRIBUTION
                                              --------------------------------  PRO FORMA FOR   ---------------------------
                                  CULBRO         VILLAZON         VILLAZON         VILLAZON        GRIFFIN      LIABILITY
                               HISTORICAL(1)  HISTORICAL(12)     ADJUSTMENTS     ACQUISITION    HISTORICAL(6)   ASSUMPTION
                               -------------  ---------------  ---------------  --------------  -------------  ------------
Net sales and other revenue..    $  52,523       $   5,592                        $   58,115      $  (2,725)
Costs and expenses:
Cost of goods sold...........       29,519           3,103                            32,622         (1,943)
Selling general and
  administrative expenses....       17,575           1,158        $     212(3)        18,945         (3,208)
Other expense................
                               -------------        ------            -----     --------------  -------------  ------------
Operating profit.............        5,429           1,331             (212)           6,548          2,426
Income from equity
  investment.................          (22)                                              (22)            22
Other nonoperating income,
  net........................          317                                               317
Interest expense.............        2,073              50              585(4)         2,708           (799)    $      804(7)
                               -------------        ------            -----     --------------  -------------  ------------
Income before income taxes...        3,651           1,281             (797)           4,135          3,247           (804)
Income tax provision.........        1,387             500             (311)(5)        1,576          1,234           (314)(5)
                               -------------        ------            -----     --------------  -------------  ------------
Income before minority
  interest...................        2,264             781             (486)           2,559          2,013           (490)
Income attributable to
  minority interest..........
                               -------------        ------            -----     --------------  -------------  ------------
Income from continuing
  operations.................    $   2,264       $     781        $    (486)      $    2,559      $   2,013     $     (490)
                               -------------        ------            -----     --------------  -------------  ------------
                               -------------        ------            -----     --------------  -------------  ------------

Income per common share from
  continuing operations......         $0.47*
                               -------------
                               -------------

Weighted average common
  shares and equivalents
  outstanding................         4,803 *
                               -------------
                               -------------


                                                                                                CULBRO/
                                PRO FORMA FOR     OFFERING     PRO FORMA FOR      MERGER     GENERAL CIGAR
                                DISTRIBUTION     ADJUSTMENTS      OFFERING     ADJUSTMENTS     PRO FORMA
                               ---------------  -------------  --------------  ------------  --------------
Net sales and other revenue..    $    55,390                     $   55,390                    $   55,390
Costs and expenses:
Cost of goods sold...........         30,679                         30,679                        30,679
Selling general and
  administrative expenses....         15,737                         15,737                        15,737
Other expense................
                               ---------------  -------------  --------------  ------------       -------
Operating profit.............          8,974                          8,974                         8,974
Income from equity
  investment.................
Other nonoperating income,
  net........................            317                            317                           317
Interest expense.............          2,713      $  (2,163)(8)          550                          550
                               ---------------  -------------  --------------  ------------       -------
Income before income taxes...          6,578          2,163           8,741                         8,741
Income tax provision.........          2,496            844(5)        3,340                         3,340
                               ---------------  -------------  --------------  ------------       -------
Income before minority
  interest...................          4,082          1,319           5,401                         5,401
Income attributable to
  minority interest..........                         1,381(9)        1,381     $   (1,381) 10)
                               ---------------  -------------  --------------  ------------       -------
Income from continuing
  operations.................    $     4,082      $     (62)     $    4,020     $    1,381     $    5,401
                               ---------------  -------------  --------------  ------------       -------
                               ---------------  -------------  --------------  ------------       -------
Income per common share from
  continuing operations......                                                                       $0.19  *
                                                                                                  -------
                                                                                                  -------
Weighted average common
  shares and equivalents
  outstanding................                                                                      28,200  (11)*
                                                                                                  -------
                                                                                                  -------

------------------------

* Each outstanding share of Culbro Common Stock will be exchanged for 4.44557 shares of General Cigar Class B Common Stock in the Merger.

             See Notes to Unaudited Pro Forma Financial Statements

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                              AS OF MARCH 1, 1997

                                                              DISTRIBUTION
                                                              ADJUSTMENTS/
                                                   CULBRO       GRIFFIN       OFFERING       MERGER     CULBRO/GENERAL CIGAR
                                                HISTORICAL(1) HISTORICAL(6) ADJUSTMENTS   ADJUSTMENTS(16)       PRO FORMA
                                                ------------  ------------  ------------  ------------  ---------------------
ASSETS
Cash..........................................   $   12,559    $   (6,498)                                   $     6,061
Accounts receivable, net......................       33,816        (1,730)                                        32,086
Inventories...................................       94,244       (30,109)                                        64,135
Deferred income taxes.........................        2,783        (2,783)
Other current assets..........................        5,338          (801)                                         4,537
                                                ------------  ------------  ------------  ------------          --------
Total current assets..........................      148,740       (41,921)                                       106,819
Property and equipment, net...................       72,211       (14,421)                                        57,790
Real estate held for sale or lease, net.......       25,404       (25,404)
Investment in real estate joint ventures......        3,348        (3,348)
Intangible assets.............................       70,617                                                       70,617
Other.........................................       20,160       (14,779)                                         5,381
                                                ------------  ------------  ------------  ------------          --------
Total assets..................................      340,480       (99,873)                                       240,607
                                                ------------  ------------  ------------  ------------          --------
                                                ------------  ------------  ------------  ------------          --------

LIABILITIES AND STOCKHOLDERS' EQUITY/CULBRO
  INVESTMENT
Accounts payable and accrued liabilities......       24,694        (3,437)                                        21,257
Current portion of long-term debt.............       75,741          (242)   $  (74,370) 13)                       1,129
Income taxes payable..........................        2,407           (11)                                         2,396
                                                ------------  ------------  ------------  ------------          --------
Total current liabilities.....................      102,842        (3,690)      (74,370)                          24,782
Long-term debt................................       69,447        (2,896)      (38,630) 13)                      27,921
Deferred income taxes.........................        6,770                                                        6,770
Other noncurrent liabilities..................       23,365        (2,995)                                        20,370
                                                ------------  ------------  ------------  ------------          --------
Total liabilities.............................      202,424        (9,581)     (113,000)                          79,843

Minority interest in subsidiary...............                                   41,104 (14  $  (41,104)

Common Stock..................................        4,549                                    (4,549)
Class A Common Stock..........................                                                     69                 69
Class B Common Stock..........................                                                    201                201
Additional paid in capital....................       13,529                      71,896 (15      75,069          160,494
Retained earnings/Culbro Investment...........      120,806       (90,292)                    (30,514)
Common stock in Treasury......................         (828)                                      828
                                                ------------  ------------  ------------  ------------          --------
Total shareholders' equity/Culbro Investment..      138,056       (90,292)   $   71,896    $   41,104            160,764
                                                ------------  ------------  ------------  ------------          --------
Liabilities and shareholders' equity/Culbro
  Investment..................................   $  340,480    $  (99,873)                                   $   240,607
                                                ------------  ------------  ------------  ------------          --------
                                                ------------  ------------  ------------  ------------          --------

             See Notes to Unaudited Pro Forma Financial Statements

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(1) Reflects Culbro Corporation historical results for the fiscal year ended November 30, 1996 and as of and for the thirteen weeks ended March 1, 1997, as adjusted to conform to General Cigar's basis of financial statement presentation.

(2) Represents the combined totals of both Honduras American Tabaco, S.A. de C.V. ("HATSA") and Villazon & Company, Inc. The unaudited pro forma combining statement of operations for 1996 is presented below and reflects the elimination of sales and cost of goods sold.

             UNAUDITED PRO FORMA COMBINING STATEMENT OF OPERATIONS
                         YEAR ENDING DECEMBER 31, 1996

                                                              HATSA     VILLAZON    ELIMINATIONS   COMBINED
                                                            ---------  -----------  ------------  -----------
Net sales.................................................  $  12,585   $  40,446    $  (12,414)   $  40,617
Cost of goods sold........................................      8,298      24,646       (12,114)      20,830
                                                            ---------  -----------  ------------  -----------
Gross profit..............................................      4,287      15,800          (300)      19,787
Selling, general and administrative expenses..............        278       5,380                      5,658
                                                            ---------  -----------  ------------  -----------
Operating profit..........................................      4,009      10,420          (300)      14,129
Other nonoperating income (expense), net..................        (12)        290                        278
Interest expense..........................................                    552                        552
                                                            ---------  -----------  ------------  -----------
Income before income taxes................................      3,997      10,158          (300)      13,855
Income tax provision......................................                    114                        114
                                                            ---------  -----------  ------------  -----------
Net income................................................  $   3,997   $  10,044    $     (300)   $  13,741
                                                            ---------  -----------  ------------  -----------
                                                            ---------  -----------  ------------  -----------

(3) Reflects estimated amortization expense of intangible assets to be recorded in connection with the Villazon Acquisition and additional depreciation expense related to the estimated increase in Villazon's property and equipment as a result of purchase accounting adjustments. Estimated intangible assets of $70 million include trademarks and goodwill, if any, which General Cigar anticipates will be amortized over 30 years on a straight line basis. The additional depreciation expense is based on an estimated increase of $3 million to the historical cost of Villazon's property and equipment, depreciated on a straight line basis over an average useful life of 20 years. The period used for goodwill amortization is based on a preliminary estimate of the reasonable period for which such costs are expected to be recovered and is based in part on the earnings and history of the entities acquired.

(4) Reflects (i) amortization of financing fees relating to the Credit Facility and (ii) estimated interest expense on $91.5 million of indebtedness (consisting of $24.4 million of notes issued in connection with the Villazon Acquisition (the "Seller Notes") and $67.1 million of indebtedness incurred under the Credit Facility) used to finance the Villazon Acquisition, excluding interest on $5.1 million of Seller Notes which was previously included on the Villazon historical balance sheets as long-term debt due to owners. Prior to the Offering, borrowings under the Credit Facility bore interest at the Eurodollar rate plus 2% (7.44%). The Seller Notes bore interest at prime plus 1/2% (8.75%). If interest rates on such debt were to increase (decrease) by 1/8 of 1%, net income would (decrease) increase by less than $0.1 million.

(5) Reflects Federal Income tax (35%) and state income tax of approximately 4% which is net of Federal tax benefits.

(6) Reflects elimination as a result of the Distribution of operations represented by the historical combined financial statements of Griffin which include substantially all the non-tobacco related assets of Culbro, as adjusted to conform to General Cigar's basis of financial statement presentation.

(7) Reflects estimated interest expense on approximately $43.8 million of Culbro debt assumed by General Cigar in connection with the Liability Assumption. Interest expense under the Credit Facility is based on the Eurodollar rate plus 2%, which is assumed to be 7.44%.

(8) Reflects a decrease in interest expense as a result of net proceeds of $113.0 million from the Offering applied towards the repayment of (i) $98.6 million of indebtedness under the Credit Facility bearing interest at the Eurodollar rate plus 2% (7.44%) and (ii) $14.4 million of indebtedness reflecting a portion of the Seller Notes bearing interest at a rate of prime plus 1/2% (8.75%). The Credit Facility provides for a reduction of interest rates to the Eurodollar rate plus 3/4%.

(9) Reflects the net income of General Cigar attributed to the approximately 26% minority ownership as a result of the Offering.

(10) Represents the elimination of the income attributable to the minority interest in General Cigar.

(11) The pro forma number of weighted average shares outstanding includes all of the outstanding shares of Class A Common Stock and Class B Common Stock outstanding after the Offering. The total number of weighted average shares outstanding used in the computation of pro forma earnings per share also includes the dilutive effect of additional shares issuable upon exercise of all Culbro stock options outstanding at the Offering date.

(12) Reflects the unaudited combined operating results of both HATSA and Villazon & Company, Inc. for the one month period prior to the acquisition of HATSA and Villazon & Company, Inc. by Culbro. Subsequent to the effective date of the acquisition, the combined operating results of HATSA and Villazon & Company, Inc. are included in the Culbro historical results.

(13) Reflects net proceeds from the Offering of $113.0 million applied toward the repayment of (i) $74.4 million of short-term debt consisting of $60.0 million under the Credit Facility and $14.4 of Seller Notes, and (ii) $38.6 million of long-term debt outstanding under the Credit Facility.

(14) Reflects the minority interest in General Cigar as a result of the Offering. Minority interest reflects approximately 26% of the net book value of General Cigar as of the balance sheet date.

(15) Reflects increase in Culbro's additional paid in capital as a result of the excess of the Offering proceeds of $113.0 million over the minority interest in General Cigar as of the balance sheet date.

(16) Reflects the effect of the Merger on General Cigar's capital structure primarily the elimination of the minority interest in General Cigar, the elimination of the Culbro Common Stock outstanding and the issuance of the Class A and Class B Common Stock, the elimination of the existing retained earnings and the increase in the additional paid in capital.

                               CULBRO CORPORATION
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following discussion of the financial condition and results of operations of Culbro should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto incorporated by reference in this Proxy Statement/Prospectus.

RESULTS OF OPERATIONS

    THIRTEEN WEEKS ENDED MARCH 1, 1997 COMPARED TO THIRTEEN WEEKS ENDED MARCH 2,
     1996

    Net sales increased $20.6 million to $53.5 million in the 1997 first quarter from $32.9 million in the 1996 first quarter, due principally to the sales increase in the cigar business. Net sales in the cigar business increased $21.0 million to $49.8 million in the 1997 first quarter from $28.8 million in the 1996 first quarter. The higher cigar sales were due to increased volume at General Cigar, principally in premium cigars, and price increases in all cigar categories. A portion of the increased volume was directly due to the acquisition in early 1997 of Villazon, which is included for two months in the current quarter. Net sales of Culbro's other businesses were slightly lower.

    Culbro's operating profit increased to $5.7 million in the 1997 first quarter from $2.5 million in the 1996 first quarter due to increased operating profit in the cigar business. The increased operating profit in the cigar business was due to the increased sales noted above and higher margins on cigar sales. The improved margins were due to the price increases and a more favorable sales mix. Consistent with prior years, the nursery products business incurred an operating loss in the 1997 first quarter due to the seasonal nature of this business. Overall operating results in Culbro's real estate business were unchanged. Increased profit from the New York City office building was offset by lower results in the Connecticut real estate business, due principally to lower revenue. The nonoperating income in the 1996 first quarter reflected dividend income from the Eli Witt preferred stock that Culbro previously held. The preferred stock was exchanged in satisfaction of the related subordinated note payable in the 1996 fourth quarter.

    The lower interest expense reflects the reduction of debt in the 1996 fourth quarter, principally from the proceeds from the sale of CMS Gilbreth substantially offset by the interest on the debt incurred to acquire Villazon. Net income in the 1996 first quarter included the results of a discontinued operation, CMS Gilbreth, which was sold in the 1996 fourth quarter.

    FISCAL 1996 COMPARED TO FISCAL 1995

    In 1996, Culbro sold its packaging and labeling systems business, CMS Gilbreth, and has reported CMS Gilbreth's results as a discontinued operation. Results of prior years were restated to reflect the current presentation.

    Income from continuing operations increased from $7.5 million in 1995 to $8.4 million in 1996 due principally to higher operating profit in the cigar business, partially offset by the effect of other expense of $4.5 million (see below) recorded in contemplation of the Offering.

    Higher profit in the cigar business reflected an increase in net sales of approximately 25%. The increase in net sales reflected principally higher unit sales of premium cigars, and higher prices in all cigar categories. Continued strong sales and prices of premium cigars and higher prices in the mass market category more than offset slightly lower unit volume in certain brands of mass market cigars. Management believes that volume in mass market cigars was adversely affected by repositioning and renaming certain brands. Gross profit in the cigar business increased, reflecting higher prices, benefits from mix due to relatively higher sales of premium cigars, and the increased volume. Operating expense in the cigar business increased due principally to the higher sales volume. The operating results of the Club Macanudo cigar bar which opened in 1996 were not material.

    Operating profit in the nursery products business, Imperial Nurseries, was substantially unchanged from last year. The effect of higher net sales was offset by lower margins and higher operating expenses.

    In the Connecticut real estate business, operating results decreased from last year due to lower property sales and a loss of approximately $0.4 million on the sale of an equity interest in a real estate joint venture. The joint venture sale generated proceeds of approximately $4 million. Operating results of the New York City office building increased due to higher rental revenue from leasing previously vacant space.

    General corporate expense increased by $2.3 million due to other expense of $4.5 million partially offset by lower annual incentive compensation expense in 1996 compared to 1995. The other expense of $4.5 million in 1996 represents the cost of terminating a long-term incentive compensation plan and severance costs for corporate employees, in contemplation of the Offering.

    Interest expense decreased from 1995 reflecting lower debt levels in 1996 and overall lower interest rates.

    The loss from discontinued operations reflects the loss on the sale of CMS Gilbreth, partially offset by operating profit prior to the sale. Operating results of CMS Gilbreth declined from last year due principally to lower sales.

    FISCAL 1995 COMPARED TO 1994

    The income from continuing operations in 1995, compared to a loss from continuing operations in 1994, reflected substantially higher operating profit in the cigar business. The higher profit in the cigar business reflected higher unit volume and higher prices in all cigar categories. Gross profit was higher due to the higher sales and increased gross margins. The increase in gross margins reflected a more favorable mix due to relatively higher sales of premium cigars and lower fixed costs per unit due to the higher volume. Operating expenses in the cigar business increased due to the higher volume. As a percentage of net sales, operating expenses decreased slightly in fiscal 1995 due to expenses increasing at a lower rate relative to the increase in sales.

    Operating results in Culbro's nursery products business increased in 1995 due to improved pricing and lower costs, partially offset by the effect of lower volume. Imperial's 1995 results included a charge of $1 million to reserve for excess field grown plant inventories due to projected market conditions. Imperial plans to reduce its investment in field grown plant inventories.

    In Culbro's real estate segment, operating results of the Connecticut real estate business increased, reflecting the effect of the $3.6 million charge recorded in 1994 to write off previously expended costs on certain projects that were not being developed as originally planned. Excluding the effect of this one-time charge in 1994, operating results in the Connecticut real estate business in 1995 were substantially unchanged. Conditions in the commercial and residential real estate markets in the greater Hartford area continued to hamper development activities. Although leasing activities were strong in 1995, lower lease rates reflected the soft commercial market. Results in Culbro's commercial office building in New York City improved slightly due to higher rental income from short-term leases.

    General corporate expense increased due principally to accruals for management incentive compensation, related to the increased earnings in 1995.

    Results from Culbro's equity investments in 1995 reflected a loss at Centaur compared to income in 1994. Centaur's lower results reflected a weakening in the British economy. Culbro's 1994 results from equity investments included a loss at Eli Witt prior to the deconsolidation of that company in April 1994.

    In 1995, Culbro's results included certain nonoperating items, both income and expense, which substantially offset each other. A gain of approximately $2.6 million on an insurance settlement reflected the proceeds received from two of the claims related to a General Cigar office and warehouse facility destroyed by fire in May 1994. Additional claims related to this incident remain outstanding. Included in other nonoperating income, net were approximately $2.2 million of expenses reflecting Culbro's support of its investment in Eli Witt and expenses related to a terminated transaction for the sale of 51% of General Cigar.

    Interest expense increased in 1995 because of a full year of interest accrued on the 10% exchangeable subordinated note, as compared to a partial year in 1994. The accrued dividend income and accretion on the preferred stock of Eli Witt, included in other nonoperating income, net, is equal to the accrued interest expense on the subordinated note.

    Net income increased in 1995 compared to 1994 due to the higher income from continuing operations and slightly higher results from the discontinued operation, CMS Gilbreth, which was sold in 1996. CMS Gilbreth's results increased as a result of higher sales and cost reduction benefits from closing a facility in 1994, partially offset by higher spending on research and development.

LIQUIDITY AND CAPITAL RESOURCES

    In the 1997 first quarter, cash used in operating activities was less than 1996 due principally to higher net income as a result of increased operating profit in the cigar business. Cash used in investing activities principally reflected the acquisition of Villazon and capital expenditures primarily to expand production capacity at General Cigar. Financing activities reflect the borrowing from the Credit Facility used to finance the Villazon Acquisition.

    In 1996, cash used in operating activities of continuing operations reflected principally higher tobacco inventories at General Cigar Co., Inc. to meet the current demand for cigars and to secure certain tobacco supplies to meet the anticipated future demand for cigars. The increase in accounts receivable reflected the increased cigar sales. The decrease in deferred taxes reflected the reversal of excess deferred taxes due to lower than expected taxes on the sale of CMS Gilbreth, and the reclassification to current liabilities of deferred taxes for the reversal of timing differences. These items were partially offset by proceeds from the sale by Culbro's Connecticut real estate business of an equity investment in a real estate joint venture.

    Cash provided by investing activities principally included the proceeds from the sale of CMS Gilbreth. The increase in capital expenditures in 1996 versus 1995 related to investment in General Cigar's manufacturing facilities to meet increased demand for premium cigars. In order to increase production, General Cigar recently expanded its manufacturing facilities in the Dominican Republic and Jamaica, and expects to increase production at its facilities in Honduras, which were recently acquired as a result of the acquisition of Villazon (see below). The cash used in financing activities reflects the reduction of debt from the proceeds of the CMS Gilbreth sale.


    On February 28, 1997, the Culbro's newly formed subsidiary, General Cigar Holdings, Inc., completed an initial public offering of 6,900,000 shares of its Class A Common Stock, representing approximately 26% of the common equity ownership of General Cigar. The proceeds from the Offering, after underwriters' discounts and commissions and estimated other expenses, were approximately $113 million, and were used to repay debt, a substantial portion of which was incurred in the acquisition of Villazon (see below). Culbro owns the remaining equity ownership of General Cigar in the form of Class B Common Stock. General Cigar has no operations of its own, and its principal asset is all of the outstanding common stock of General Cigar. Under the terms of a Distribution Agreement entered into on February 27, 1997 among Culbro, General Cigar and Griffin, Culbro transferred certain assets and liabilities to General Cigar and Griffin. The Distribution Agreement also provided for the transfer of the assets of Culbro's non-tobacco businesses and investments, principally the nursery business, Imperial Nurseries, most of the New England real estate holdings and the investment in Centaur to Griffin. Subject to (i) either a tax ruling or an opinion of counsel satisfactory to Culbro to the effect that the Distribution constitutes a tax-free reorganization under Section 355 of the Code and (ii) the approval by the holders of 66 2/3% of the outstanding Culbro Common Stock of the Merger, Culbro intends to effect the Distribution. The only significant asset Culbro will have after the Distribution will be its investment in General Cigar. Culbro will then consummate the Merger, subject to approval of 66 2/3% of its shareholders, with and into General Cigar, with the Culbro's shareholders at that time receiving approximately 4.44557 shares of Class B Common Stock of General Cigar in exchange for each share of Culbro Common Stock.

    On January 21, 1997, General Cigar acquired Villazon for approximately $80.6 million consisting of $90.5 million of purchase price and direct acquisition costs, less $9.9 million of cash acquired. At closing, cash paid to the sellers was $64.6 million and $24.4 million of seller notes were issued. The acquisition of Villazon was financed from the initial borrowings under the Credit Facility, which was repaid from the Offering proceeds.

    On January 21, 1997, General Cigar entered into the Credit Facility which provided financing for the acquisition of Villazon and repayment of the amount outstanding under Culbro's previously existing credit facility. The Credit Facility provides financing only for General Cigar and its subsidiaries. In addition, under the terms of the Distribution Agreement, on February 27, 1997, General Cigar transferred $7.0 million to Griffin and its subsidiaries. Subsequent to the Offering, the cash flows of Griffin have been segregated from the cash flows of General Cigar. After repayment of the debt from the Offering proceeds, Culbro's remaining debt was approximately $32.0 million, reflecting approximately $29.0 million of debt in the cigar business and approximately $3.0 million of mortgages in Griffin.

    Management believes that cash flow from the operations of its respective businesses, current and anticipated credit facilities, and selective asset sales will be sufficient to fund future operations.

                          GENERAL CIGAR HOLDINGS, INC.
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following discussion of the financial condition and results of operations of General Cigar should be read in conjunction with the Combined Financial Statements and the related Notes thereto included elsewhere in this Proxy Statement/Prospectus.

OVERVIEW

    General Cigar was formed on December 12, 1996. General Cigar is a holding company with no business operations of its own. General Cigar's only material assets are all of the outstanding capital stock of its subsidiaries, General Cigar Co., Inc., GCH Transportation, Inc., Club Macanudo, Inc. and Club Macanudo (Chicago), Inc. and all of the ownership interests in General Cigar's office building in New York City, all of which assets were acquired in the Asset Transfers effected prior to the date of the Offering.

    General Cigar's results in each of the periods presented include allocations to General Cigar of Culbro corporate overhead of $1.8 million in the 13 weeks ended March 1, 1997 (the "1997 first quarter") and $1.6 million in the 13 weeks ended March 2, 1996 (the "1996 first quarter"), and $5.5 million, $8.8 million, and $7.2 million in fiscal 1994, fiscal 1995 and fiscal 1996, respectively. These allocations may not necessarily reflect the additional expenses General Cigar would have incurred as a separate stand-alone entity. The combined financial statements include interest expense on debt specifically incurred by General Cigar. General Cigar assumed an estimated $43.8 million of Culbro debt prior to the Offering as part of the Culbro obligations assumed under the Liability Assumption portion of the Asset Transfers. This debt was not an obligation of General Cigar in earlier periods and General Cigar generally has been a net cash provider to Culbro. Accordingly, this debt and related interest expense were not part of General Cigar's capital structure in the combined financial statements for any of the periods presented, but became part of General Cigar's capital structure during the 1997 first quarter. These results therefore should be read in conjunction with the unaudited combined pro forma results of operations in Note 4 of the Combined Financial Statements and the Unaudited Pro Forma Combined Financial Statements included elsewhere in this Proxy Statement/Prospectus.

    Since 1993, cigar smoking has experienced a resurgence resulting in an increase in consumption and retail sales of cigars across all major categories, especially in the premium cigar segment. This growth produced overall retail sales in the U.S. cigar market of an estimated $1.25 billion in 1996, the largest dollar sales in the industry's history. Industry unit sales of premium and mass market cigars have increased at CAGRs of 35.4% and 9.6%, respectively, from 1993 to 1996, while retail dollar sales in both categories have increased more rapidly due to price increases. General Cigar believes that sales of premium cigars exceeded 270 million units in the U.S. in 1996, an increase of over 60% from 1995 unit sales. Historically, General Cigar has not utilized deep discounts to generate additional volume, and does not anticipate the use of such discounts in the foreseeable future.

RESULTS OF OPERATIONS

    The discussion set forth below relates to the financial condition and results of operations of General Cigar as of and for the 1997 first quarter, 1996 first quarter, fiscal 1996, fiscal 1995 and fiscal 1994.

    Following are certain data related to the results of operations of General Cigar, calculated as a percentage of net sales:

                                                                                                     THIRTEEN WEEKS
                                                                     FISCAL YEAR                         ENDED
                                                           -------------------------------  --------------------------------
                                                             1994       1995       1996      MARCH 2, 1996    MARCH 1, 1997
                                                           ---------  ---------  ---------  ---------------  ---------------
Net sales................................................      100.0%     100.0%     100.0%        100.0%           100.0%
Cost of goods sold.......................................       60.6       56.2       55.8          56.3             55.3
Gross profit.............................................       39.4       43.8       44.2          43.7             44.7
Selling, general and administrative expenses.............       30.4       29.6       28.8          29.8             29.0
Other nonrecurring expense...............................         --         --        2.3            --               --
Operating profit.........................................        9.0       14.2       13.1          13.9             15.8
Interest expense.........................................        0.7        0.8        0.6           0.9              2.6
Income before income tax.................................        8.3       15.0       13.0          13.5             13.9
Net income...............................................        5.1        9.1        8.0           8.3              8.6

    THIRTEEN WEEKS ENDED MARCH 1, 1997 COMPARED TO THIRTEEN WEEKS ENDED MARCH 2,
     1996

    Net sales increased 72.7%, or $21.0 million, to $49.8 million in the 1997 first quarter from $28.8 million in the 1996 first quarter. The increase in net sales reflected principally higher unit sales of cigars, principally premium cigars, and higher prices in all cigar categories. The 1997 first quarter included sales from the newly acquired Villazon business for two months of the quarter.

    Gross profit increased 77.0%, or $9.7 million, to $22.3 million in the 1997 first quarter from $12.6 million in the 1996 first quarter. Gross margin increased to 44.7 % in the 1997 first quarter from 43.7% in the 1996 first quarter. The increase in gross margin reflected higher prices and the benefit of relatively higher sales of premium cigars.

    Selling, general and administrative expenses increased 68.0%, or $5.8 million, to $14.4 million in the 1997 first quarter from $8.6 million in the 1996 first quarter. As a percentage of net sales, selling, general and administrative expenses were 29.0% in the 1997 first quarter compared to 29.8% in the 1996 first quarter. The decrease in selling, general and administrative expenses as a percentage of sales in the 1997 first quarter was due to the lower rate of increase in these expenses compared to the rate of the sales increase. Operating profit almost doubled to $7.8 million in the 1997 first quarter, from $4.0 million in the 1996 first quarter. As a result of the higher gross margin and lower expense to sales ratio, operating margin increased to 15.8% in the 1997 first quarter compared to 13.9% in the 1996 first quarter.

    The higher interest expense in the 1997 first quarter reflects principally the cost of financing the Villazon Acquisition. The bank financing for the acquisition and certain of the seller notes were repaid with the net proceeds from the Offering, which were received early in the 1997 second quarter.

    Net income increased 78.6% to $4.3 million in the 1997 first quarter compared to $2.4 million in the 1996 first quarter.

    FISCAL 1996 COMPARED TO FISCAL 1995

    Net sales increased 24.7%, or $30.6 million, to $154.7 million in fiscal 1996 compared to $124.0 million in fiscal 1995. This increase in net sales reflected principally higher unit sales of premium cigars, and higher prices in all cigar categories. Continued strong sales and prices of premium cigars, and higher prices in the mass market cigar category more than offset slightly lower unit volume in certain brands of mass market cigars. Nearly all of such increase resulted from increased sales to existing customers. In response to a shortage of properly aged and blended tobacco caused by excessive demand, General Cigar elected to stop shipping Macanudo cigars for two months in fiscal 1996 rather than risk compromising its quality standards. Management believes that volume in mass market cigars was adversely affected by repositioning and renaming certain brand names.

    Gross profit increased 25.9%, or $14.1 million, to $68.4 million in fiscal 1996 compared to $54.4 million in fiscal 1995. Gross margin increased to 44.2% in fiscal 1996 from 43.8% in fiscal 1995. The increase in gross margin reflected higher prices, benefits from mix due to relatively higher sales of premium cigars, and lower fixed costs per unit due to the higher volume and improved manufacturing efficiencies.

    Selling, general and administrative expenses increased 21.4%, or $7.9 million, to $44.6 million in fiscal 1996 from $36.7 million for fiscal 1995. Selling, general and administrative expenses in fiscal 1996 include approximately $1.9 million of legal expenses incurred in connection with certain legal proceedings. See "Legal Proceedings--Other Litigation." As a percentage of net sales, selling, general and administrative expenses decreased to 28.8% in fiscal 1996, from 29.6% in fiscal 1995. The decrease in selling, general and administrative expenses as a percentage of net sales in fiscal 1996 is due principally to these expenses increasing at a lower rate than the increase in sales.

    Other nonrecurring expense of $3.6 million in fiscal 1996 includes the allocation to General Cigar of charges recorded by Culbro in connection with the termination of a management long-term incentive compensation plan which was based on Culbro's stock price, and the acceleration of the vesting of benefits under the plan in anticipation of the Offering. Additionally, the other nonrecurring expense item includes accruals for severance and related expenses in connection with a headcount reduction at the Culbro corporate office. General Cigar's allocable share of these expenses was determined substantially on the same basis as the allocation of Culbro's general and administrative expenses and is considered to be reasonable. See Note 5 to the Combined Financial Statements of General Cigar included elsewhere herein.

    Operating profit increased 14.9%, or $2.6 million, to $20.2 million for fiscal 1996 from $17.6 million for fiscal 1995. Including the effect of the other nonrecurring expense referred to above, operating margin decreased to 13.1% during fiscal 1996 from 14.2% during fiscal 1995.

    Net income increased 9.6%, or $1.1 million, to $12.4 million in fiscal 1996 from $11.3 million in fiscal 1995. Income in fiscal 1995 included $2.6 million of pre-tax income from an insurance settlement.

    FISCAL 1995 COMPARED TO FISCAL 1994

    Net sales in fiscal 1995 increased 38.5%, or $34.5 million, to $124.0 million compared to $89.5 million in fiscal 1994. This increase reflected higher unit volume and higher prices in all cigar categories. The increase in premium cigar sales was higher than the increase in the mass market category and accounted for approximately 53.0% of General Cigar's total increase in sales in fiscal 1995. Nearly all of such increase resulted from increased sales to existing customers.

    Gross profit increased 54.2%, or $19.1 million, in fiscal 1995 to $54.4 million compared to $35.3 million in fiscal 1994. Gross margin increased to 43.8% from 39.4% in fiscal 1994. The increase in gross profit and margin reflected higher unit sales and prices, a more favorable mix due to relatively higher sales of premium cigars, and lower fixed cost per unit due to the higher volume.

    Selling, general and administrative expenses increased 35.0%, or $9.5 million, to $36.7 million in fiscal 1995, from $27.2 million in fiscal 1994. As a percentage of net sales, selling, general and administrative expenses decreased from 30.4% in fiscal 1994 to 29.6% in fiscal 1995. The decrease was primarily due to selling, general and administrative expenses increasing at a lower rate relative to the increase in net sales.

    Operating profit increased 119.1%, or $9.6 million, to $17.6 million in fiscal 1995 compared to $8.0 million in fiscal 1994. Operating margin increased to 14.2% during fiscal 1995 from 9.0% in fiscal 1994.

    Net income increased 148.9%, or $6.8 million, to $11.3 million in fiscal 1995 from $4.6 million in fiscal 1994. Income in fiscal 1995 included approximately $2.6 million of pre-tax income resulting from the collection on an insurance claim in connection with a fire at a Connecticut tobacco warehouse and administrative office in 1994, partially offset by other nonoperating expenses. Higher interest expense in fiscal 1995 related to interest under a mortgage on 387 Park Avenue South. The mortgage was incurred in fiscal 1995.

    PRO FORMA FISCAL 1996 COMPARED TO ACTUAL FISCAL 1995

    The Unaudited Pro Forma Combined Statement of Operations reflects higher sales and operating profit from Villazon, partially offset by higher interest expense from the acquisition debt and debt assumed from Culbro remaining outstanding after the application of the net proceeds from the Offering. The Unaudited Pro Forma Combined Balance Sheet reflects the effects of the Villazon Acquisition, principally the acquisition of trademarks and goodwill, if any, and the capitalization of General Cigar with the equity from the Offering, as well as debt incurred under the Credit Facility and the Seller Notes.

LIQUIDITY AND CAPITAL RESOURCES

    Net cash provided by operating activities was $3.2 million in the 1997 first quarter compared to net cash used in operating activities of $5.4 million in the 1996 first quarter. The cash generated in 1997 reflected principally the higher earnings, a lower increase in inventories and a lower reduction in accounts payable compared to the 1996 first quarter. Investing activities in the 1997 first quarter reflected the acquisition cost of Villazon, excluding the portion financed with seller notes. The financing activities reflected the bank borrowings used to finance the Villazon Acquisition.

    Net cash flows used in operating activities were $4.9 million for fiscal 1996 compared to net cash flows provided by operating activities of $9.5 million in fiscal 1995. The use of cash in fiscal 1996 compared to cash flow generated in fiscal 1995 reflected substantially higher inventory purchases to meet the current demand for cigars and to secure certain tobacco supplies to meet the anticipated future demand for cigars, and a greater reduction in accounts payable due to the timing of the payment dates of certain liabilities. General Cigar anticipates purchasing and carrying increased levels of tobacco inventory over the next several years. Net cash flows provided by operating activities were $12.7 million in fiscal 1994. In fiscal 1995, cash flows provided by operations were lower compared to fiscal 1994 due to the net increase in working capital related to the higher sales. The increase in working capital in fiscal 1995 partially offset benefits of higher net income.

    General Cigar will fund its capital projects using internal cash flow and, if needed, borrowings under the Credit Facility. The capital expenditures in fiscal 1994 and fiscal 1995 relate primarily to investments in cigar manufacturing equipment and are part of the normal replacement and upgrading of General Cigar's manufacturing equipment and facilities. The capital expenditures in fiscal 1996 primarily relate to investment in General Cigar's manufacturing facilities to meet the increased demand for General Cigar's premium cigars. In order to increase production to meet demand, General Cigar recently completed expansion of its manufacturing facilities in the Dominican Republic, has begun to expand its facilities in Jamaica and expects to increase production at its facilities in Honduras. General Cigar expects that it will make capital expenditures of approximately $10.3 million in fiscal 1997, $5.0 million of which will be made in connection with the expansion of these facilities. General Cigar has increased substantially its inventory of long filler tobacco needed for making premium cigars.

    Cash flow provided by financing activities in fiscal 1996 was $14.7 million, and in fiscal 1995 and fiscal 1994 cash flow used in financing activities was $9.1 million and $10.9 million, respectively. In each fiscal year, the cash flows from financing activities reflected principally the transfer of General Cigar's net cash flow to Culbro or net cash transfers from Culbro to fund General Cigar's operations. The net cash transfers from Culbro in fiscal 1996 reflected the Culbro funding of the increased tobacco purchases.

    During each of the fiscal years presented in the accompanying combined financial statements, the cash management and treasury activities of General Cigar were integrated with those of Culbro. General Cigar's cash receipts were transferred daily into Culbro's cash account and General Cigar's cash disbursement accounts were reimbursed by Culbro on a daily basis.

    Culbro maintained credit facilities which it utilized to finance transactions relating to General Cigar and Culbro's other subsidiaries. General Cigar did not maintain its own separate credit facilities and the accompanying financial statements do not reflect any allocation of Culbro's debt to General Cigar. General Cigar maintained an intercompany account with Culbro in which its net cash flow and other intercompany transactions with Culbro were recorded. See Note 5 to the Combined Financial Statements. The intercompany account with Culbro and General Cigar's retained earnings and historical capital accounts are included in the Combined Financial Statements as "Culbro Investment."

    On March 5, 1997, General Cigar received approximately $113.0 million of net proceeds from the Offering completed on February 28, 1997. The proceeds were used to repay bank borrowings that had been used to fund the Villazon Acquisition and the assumed Culbro general corporate debt, and to repay certain of the Villazon seller notes. Immediately following such debt repayments, General Cigar's total outstanding debt was approximately $29.0 million, consisting principally of $10.0 million of seller notes related to the Villazon Aquisition, mortgage and equipment financing of $12.0 million and $7.0 million remaining on the Credit Facility, which was subsequently repaid from General Cigar's cash flow. General Cigar has available $50 million under the Credit Facility which it entered into on January 21, 1997.

    Management believes that cash from operations and current borrowing capacity are sufficient to fund its operations and its anticipated future growth.

BACKORDERS

    The increased demand for premium cigars has caused General Cigar's backorders of premium cigars, exclusive of Villazon, to increase from $21.0 million at wholesale at December 2, 1995 to $78.0 million at wholesale at November 30, 1996. Currently, General Cigar does not accept orders from its nine largest customers for premium cigars, but instead allocates to each of them a portion of its production. Therefore, General Cigar's backorder figure at November 30, 1996 excludes any orders from its nine largest premium cigar customers, although the figure at December 2, 1995 includes such customers' orders. General Cigar believes that a portion of the backorders reflects the practice of certain customers to order more premium cigars than needed in anticipation of a reduction in the number of cigars included in the order when filled due to short supplies. Accordingly, backorder figures may not reflect actual lost sales for any of the periods shown. Although General Cigar has taken measures to reduce the amount of backorders for its cigars, there can be no assurance that such measures will be adequate.

INFLATION

    General Cigar has historically been able to pass inflationary increases for raw materials and other costs onto its customers through price increases and anticipates that it will be able to do so in the future.

SEASONALITY

    General Cigar's business is generally not seasonal. Cigar unit volume, however, is usually higher in the fourth quarter during the Christmas shopping season and slightly lower in the first quarter following the Christmas season.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This Statement requires that long-lived assets and certain intangibles held and used by a business entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. General Cigar continually reviews its long-lived assets and intangible assets, considering future performance of those assets in assessing the need for adjustments to their carrying values. General Cigar will perform such reviews in the future in accordance with the methods prescribed by SFAS No. 121.

    In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation." This Statement establishes a fair value method of accounting for, or disclosing, stock-based compensation plans. General Cigar intends to adopt the disclosure provisions of this standard which require disclosing the pro forma effect on net income and earnings per share of the fair value method of accounting for stock-based compensation. The adoption of the disclosure provisions will not affect combined financial condition, results of operations or cash flows.

                                    BUSINESS

    CULBRO'S BUSINESS IS TO ACT AS A HOLDING COMPANY WITH RESPECT TO GENERAL CIGAR AND GRIFFIN. FOR A DESCRIPTION OF GRIFFIN'S BUSINESS, SEE ANNEX II HEREOF. SET FORTH BELOW IS A DESCRIPTION OF THE BUSINESS OF GENERAL CIGAR.

GENERAL

    Founded in 1906, General Cigar is the largest manufacturer and marketer in the U.S. in both units and dollar sales of brand name premium cigars (imported, hand-made or hand-rolled cigars made with long filler and all natural tobacco leaf). General Cigar's Macanudo and Partagas brands are the two top selling premium cigar brands sold in the U.S. General Cigar believes that higher priced branded premium cigars constitute the fastest growing segment of the premium cigar market. Approximately 80% of General Cigar's premium cigar sales in fiscal 1996 were at suggested retail prices of $3.00 or more per unit. General Cigar's unit sales at or above this price point have increased at approximately a 90% CAGR during the past four years. General Cigar, through its well known brands such as Garcia y Vega, also is a leading participant in the growing mass market cigar segment. From fiscal 1993 to fiscal 1996, General Cigar's net sales increased from $76.8 million to $154.7 million and operating profit increased from $2.4 million to $20.2 million, representing CAGRs of 26.3% and 104.2%, respectively. After giving effect to the Villazon Acquisition, on a pro forma basis, General Cigar's net sales and operating profit for 1996 would have been $195.3 million and $31.9 million, respectively.

    In 1906, General Cigar's direct predecessor, United Cigar Manufacturers ("UCM"), incorporated, sold its stock to the public and listed on the New York Stock Exchange. The public offering notice with respect to that offering listed the expert appraiser of UCM's cigar tobacco leaf as Joseph Cullman, the grandfather and great grandfather, respectively, of General Cigar's current Chairman and President. The Cullman family's interest and expertise in tobacco and the cigar industry have developed for over a century and continue today.

    General Cigar markets its cigars under a number of well-known brand names. General Cigar's premium cigars include the Macanudo, Partagas, Temple Hall, Canaria d'Oro, Cifuentes and Ramon Allones brands. General Cigar also owns the rights to market cigars in the U.S. under the names Cohiba and Bolivar. The Villazon Acquisition has added a variety of other brand names to General Cigar's line of premium cigars, including Punch, Hoyo De Monterrey and El Rey Del Mundo. General Cigar, after giving effect to the Villazon Acquisition, owns the U.S. trademark rights to seven of the top ten traditional premium Cuban brand names ranked according to 1995 worldwide sales by all cigar marketers. Macanudo was rated "best cigar" by ROBB REPORT in 1992, the first year in which ROBB REPORT rated cigars, and "best cigar" again in 1994 and 1995 (the category was not included in the 1993 ROBB REPORT). In 1996, ROBB REPORT chose eight "best cigars," including Macanudo, Partagas 150 Signature, Hoyo De Monterrey Excalibur No. 2 and Cohiba. General Cigar's mass market large cigars include Garcia y Vega, White Owl, Robt. Burns and Wm. Penn. General Cigar's mass market small cigars include the Tiparillo and Tijuana Smalls brands, as well as smaller sizes of its other mass market brands. General Cigar does not participate in the market for little cigars, which are cigars that resemble cigarettes. General Cigar also is the exclusive U.S. distributor of French made Djeep disposable lighters, and it operates Club Macanudo, a cigar bar located in New York City.

MARKET OVERVIEW

    The cigar market is divided into three principal categories: premium cigars, mass market cigars (large and small) and little cigars. After declining from its peak in 1964, unit sales of cigars in the U.S. increased to 4.4 billion units in 1996 from 3.4 billion units in 1993. Unit sales of premium cigars, which had remained essentially flat since 1981 despite continued declines in mass market cigar unit sales, increased at a CAGR of approximately 35.4% from 1993 to 1996. Led by growth in premium cigars, the U.S. cigar market has grown at a CAGR of 8.7% from 1993 to 1996, while retail dollar sales have grown at a CAGR of 19.9% over the same period.

    General Cigar believes that this increase in cigar consumption and retail sales is the result of a number of factors, including: (i) the improving image of cigar smoking resulting from increased publicity, including the success of Cigar Aficionado and Smoke magazines and the increased visibility of cigar smoking by celebrities (such as Arnold Schwarzenegger, Mel Gibson, Demi Moore and Jack Nicholson); (ii) the emergence of an expanding base of younger, highly educated, affluent adults age 25 to 35 and the growing interest of this group in luxury goods, including premium cigars; (iii) the increase in the number of adults over the age of 40 (a demographic group believed to smoke more cigars than any other demographic group); and (iv) the proliferation of establishments, such as restaurants and clubs, where cigar smoking is encouraged, as well as "cigar smokers" dinners and other special events for cigar smokers.

    CATEGORIES OF CIGARS

    PREMIUM CIGARS. Premium cigars are imported, hand-made or hand-rolled cigars made with long filler and all natural tobacco leaf. Unit sales of premium cigars in the U.S. increased by 10.7% in 1993, by 14.5% in 1994, by 30.5% in 1995 and by an estimated 66.2% in 1996. The Dominican Republic, Honduras and Jamaica collectively accounted for approximately 84.0% of premium cigars imported into the U.S. in 1995. Many of the finest premium cigars sold in the U.S. trace their roots to pre-Castro Cuba and the Cuban emigres who continued making premium cigars in Jamaica, the Dominican Republic, Honduras and Florida. See "--Making a General Cigar Premium Cigar."

    MASS MARKET CIGARS. Mass market cigars generally are domestic, machine-made cigars that use less-expensive short filler tobacco and are made with homogenized tobacco binders and either homogenized sheet wrappers or natural leaf wrappers. Unit sales of mass market cigars in the U.S. decreased by 4.3% in 1993, increased by 9.0% in 1994, increased by 8.6% in 1995 and increased by an estimated 11.4% in 1996. Unit sales of more expensive mass market cigars, using natural leaf wrappers, grew by 12.9% in 1995, as consumers appear to have migrated to more expensive, higher quality mass market cigars.

    LITTLE CIGARS. Little cigars are the lowest priced cigars. Little cigars weigh less than three pounds per 1,000, are similar in size to cigarettes and typically have filters. Little cigars are domestic, machine made cigars that use short filler tobacco and homogenized sheet wrapper. Little cigars are not made with binders. Unit sales of little cigars in the U.S. decreased by 1.1% in 1993, increased by 6.1% in 1994, increased by 2.2% in 1995 and increased by an estimated 3.8% in 1996. General Cigar does not participate in the market for little cigars.

    The following table sets forth certain data with respect to U.S. cigar unit sales and retail sales for the premium, mass market and little cigar markets for the periods shown:

                                                               1993       1994       1995        1996E        CAGR
                                                             ---------  ---------  ---------  -----------  -----------
                                                                                   (IN MILLIONS)
Unit sales:
  Premium..................................................      110.0      125.9      164.3        273.0        35.4%
  Mass market..............................................    2,028.0    2,211.1    2,400.7      2,673.3         9.6
  Little cigars............................................    1,288.0    1,367.0    1,397.0      1,450.5         4.0
                                                             ---------  ---------  ---------  -----------
    Total..................................................    3,426.0    3,704.0    3,962.0      4,396.8         8.7
                                                             ---------  ---------  ---------  -----------
                                                             ---------  ---------  ---------  -----------
Retail sales...............................................  $   725.0  $   898.0  $ 1,054.0  $   1,250.0        19.9%
                                                             ---------  ---------  ---------  -----------
                                                             ---------  ---------  ---------  -----------

------------------------

    Source: Bureau of Alcohol, Tobacco and Firearms; Cigar Association of America ("CAA") Annual Survey of Cigars. 1996 figures are based on CAA estimates. Retail sales are based in part on General Cigar's estimate of sales of little cigars. Data for 1996 are based in part on General Cigar's estimates.

    CIGAR TOBACCOS


    Tobacco is grown around the world, but production of the finest cigar tobaccos is concentrated in the Tropics, especially Cuba, Cameroon, Central West Africa, the Dominican Republic, Ecuador, Honduras, Indonesia, Mexico and Nicaragua. The Connecticut River Valley, however, produces some of the finest wrapper tobacco in the world. Connecticut Shade wrapper tobacco is grown under a gauze shade to produce a finer, thinner leaf with smaller veins than that of sun-grown tobaccos. Some wrapper tobacco, as well as all high-quality binder and filler tobacco, is exposed to the full strength of the sun throughout the growing season, producing a thicker leaf with stronger flavors and darker colors. Premium binder and long filler tobaccos historically have sold for approximately $4 to $7 per pound, while premium cigar wrapper tobaccos have sold for approximately $20 to $40 per pound and the best Connecticut Shade wrapper tobaccos sell for approximately $42 to $44 per pound. As a result of the increased demand for cigars, cigar tobacco prices recently have increased significantly. Additional increases are possible in the future.



    Tobacco is grown from seeds that are germinated in greenhouses in raised seedbeds. After six weeks, the healthiest seedlings are transplanted to fields. Commencing six weeks after transplanting, the leaves are picked, starting with the bottom of the stalk, three leaves at a time, once a week over a six week period. Once harvested, the tobacco goes through a period of curing and fermentation. In the curing stage, the wrapper tobacco is hung in tobacco sheds for approximately five weeks to remove moisture and cause the green leaves to turn into the desired golden brown color. In the fermentation stage, workers carefully build slightly moistened tobacco into piles weighing approximately 3,000 pounds known as "bulks." Temperatures inside the bulks reach as high as 120 DEG. F as the tobacco "sweats" in the early stages of fermentation. The tobacco is turned multiple times before fermentation is complete. Workers then sort the tobacco, first according to color and clarity and then according to size. Sorted leaves are then tied into "hands," each consisting of 40 leaves. The hands are then "mulled," or softly fermented in cases weighing up to 130 pounds, and packed in bales, usually surrounded by burlap, to age. Premium cigar tobaccos generally age for approximately one to three years, although "vintage" premium tobaccos may age for up to ten years.


    General Cigar purchases premium cigar wrapper tobacco from growers throughout the world, including Cameroon (for use in making the Partagas and Ramon Allones cigars), Ecuador (for use in making the Punch and Hoyo De Monterrey cigars) and Mexico (for use in making the Canaria d'Oro cigar). General Cigar is a grower and supplier of Connecticut Shade tobacco used in making the Macanudo and Temple Hall cigars. The Connecticut Shade tobacco used for wrapper on General Cigar's cigars is sent to the Dominican Republic from Connecticut for curing and fermentation, after which it is shipped back to the U.S. for aging in a process known as a "winter sweat." After aging for one year, the bales of Connecticut Shade are returned to the Dominican Republic for an additional period of fermentation, and are then sent back to the U.S. a second time for additional aging before being shipped to General Cigar's cigar manufacturing facilities in the Dominican Republic and Jamaica.

    General Cigar purchases all of its binder and long filler tobaccos from growers throughout the world, primarily the Dominican Republic, Mexico and other countries. The binder tobacco is purchased in leaf form, while the long filler tobacco is purchased in "frog" strip form, with half of the stem removed. General Cigar procures commitments for binder and long filler tobacco two years in advance of delivery. These tobaccos grow for one year and are fermented for one year, after which they are baled and delivered to warehouses in Pennsylvania for aging. Binder and long filler tobacco generally is aged from one to two years. Throughout the growing and fermenting process, representatives of General Cigar periodically inspect tobacco for which General Cigar has received a sale commitment.

MAKING A GENERAL CIGAR PREMIUM CIGAR

    To assure that its premium cigars are consistently of the highest quality, General Cigar employs a painstaking, labor-intensive process, requiring the skilled judgment of experienced master cigar-makers and numerous intricate steps on the part of trained craftsmen. A tobacco leaf used in the manufacture of any of General Cigar's premium cigars may be touched as many as 100 times before it is smoked as part of a finished cigar.

    THE WRAPPER. After sufficient aging, baled wrapper tobacco is opened and examined for quality. The hands of wrapper tobacco are moistened in a process known as "casing." Then each individual tobacco leaf is "stripped" to remove the stem, and the half leaves are selected according to the length appropriate for each cigar size. Finally, the sorted half leaves are counted into "pads" of 50 and sent to the cigar floor.

    THE BINDER AND LONG FILLER. After aging, the binder and long filler tobacco leaves are sent to one of General Cigar's cigar factories. There, the binder tobacco is cased, stripped, sized and sorted into pads of 50 in a process similar to that used in preparing the wrapper tobacco and is then sent to the cigar floor. The long filler leaves are placed in a moistening hot room in order to separate the individual leaves. The long filler leaves are then blended by hand by placing leaf upon leaf and boxing them in cedar boxes for storage in cedar storage rooms for three to five weeks in a process designed to marry the various aromas of the leaves in order to create a uniform taste. Following this blending process, the long filler tobacco is sent to the cigar floor.

    MAKING THE CIGAR. Bunchers, working side by side with wrapper-rollers, take leaves from filler boxes and, taking care to maintain the appropriate mixture of light and heavy tobaccos, roll them by hand inside a dark, supple binder leaf. The bunch is then placed in a wooden mold that shapes it to the specific length and ring gauge of a particular cigar size. After approximately 30 minutes, the bunch is removed from the mold for wrapping. The wrapper-roller places the wrapper leaf upside down on a cutting board so that the smooth, unveined side of the leaf will appear on the outside of the cigar and uses a "Cuban knife" to trim each wrapper to the correct shape for a particular cigar size. The wrapper-roller then wraps the shaped bunch in the wrapper and seals the head of the cigar with a natural, flavorless gum from the tragacanth tree.

    The finished cigars are then "bundled" in lots of 50 and inspected for weight and firmness, as well as size, density, uniformity and texture. Finished cigars are aged for three to 12 weeks in a cedar room. Trained selectors arrange the finished cigars in separate groups chosen by subtle color differences. Master cigar-makers smoke samples to assure quality. Cigars then are individually banded and cellophaned or tubed and placed in handcrafted cigar boxes to be shipped to General Cigar's customers.

BACKORDERS

    The increased demand for premium cigars has caused General Cigar's backorders of premium cigars, exclusive of Villazon, to increase from $21.0 million at wholesale at December 2, 1995 to $78.0 million at wholesale at November 30, 1996. Currently, General Cigar does not accept orders from its nine largest customers for premium cigars, but instead allocates to each of them a portion of its production. Therefore, General Cigar's backorder figure at November 30, 1996 excludes any orders from its nine largest premium cigar customers, although the figure at December 2, 1995 includes such customers' orders. General Cigar believes that a portion of the backorders reflects the practice of certain customers to order more premium cigars than needed in anticipation of a reduction in the number of cigars included in the order when filled due to short supplies. Accordingly, backorder figures may not reflect actual lost sales for any of the periods shown. Although General Cigar has taken measures to reduce the amount of backorders for its cigars, there can be no assurance that such measures will be adequate. See "Risk Factors--Constraints on Ability to Satisfy Demand."

SALES AND MARKETING

    General Cigar believes that it is recognized as one of the most successful marketers of cigars in the U.S., having achieved Advertising Age's 1996 "Top Marketing 100" award for the Macanudo brand.

General Cigar believes that it spends considerably more on consumer advertising than its nearest competitor, even in times when it is experiencing significant backorders.

    General Cigar sells its cigar products throughout the U.S. to over 1,300 customers, consisting of wholesale distributors, direct buying chains (including food, drug, mass merchant and convenience store chains), tobacconists, specialty retailers (such as Neiman Marcus and Orvis) and consumer catalogue retailers. No single customer accounts for more than 10% of General Cigar's total sales.

    General Cigar recently has created a full-time, in-house sales analysis group, which reviews cigar industry consumption reports prepared by national sales audit firms, as well as sales information provided by retailers with respect to which General Cigar acts as category manager. General Cigar also employs a direct sales force to develop and service its sales to wholesalers, distributors, direct buying chains and tobacconists. General Cigar's sales force, which has increased by 60% since 1994, is composed of two groups, one group responsible for the sale of all General Cigar's products and a separate group of "premium specialists" focusing on the sale and promotion of premium cigars with tobacconists, cigar clubs, restaurants, premium cigar distributors and other specialty retailers. Both sales groups utilize a fact-based approach to category selling designed to optimize category performance for General Cigar's retail customers and improve the performance of General Cigar's brands. General Cigar believes that the utilization of a separate premium selling group positions it to maintain a high degree of focus on its premium product category while enabling the sales force to serve a broad mass market customer base. General Cigar's sales force operates nationally with account coverage structured geographically to provide for close relationships with local customers.

    General Cigar actively pursues innovative outlets for marketing its premium cigars to the luxury goods consumer, such as golf pro shops and upscale wine shops. General Cigar also has developed a program through which it markets cigars and cigar menus directly to restaurants. With respect to its mass market brands, General Cigar has adopted a program to promote its brands with certain retailers, such as CVS and Walmart/McLane, by acting as tobacco "category manager." General Cigar also provides a wide variety of cigar merchandising fixtures and point-of-sales support to its retailers. These fixtures help to maintain an attractive in-store product presentation and to improve shelf space and positioning of General Cigar's brands.

    General Cigar advertises its premium cigar products in magazines, such as CIGAR AFICIONADO and SMOKE, as well as magazines targeted to an upscale audience such as ROLLING STONE, FORBES and GOLF DIGEST and in newspapers and on radio. General Cigar advertises its mass market cigar products primarily through newspapers, sports magazines and similar publications. In addition, General Cigar's website, "cigarworld.com," was selected one of the best cigar product websites by YAHOO magazine. General Cigar has substantially increased its marketing and advertising expenditures in order to continue to build the brand recognition of its leading premium cigar brands, as well as to support new product introductions. Since 1993, General Cigar has brought to market a broad array of new products and brand extensions primarily in connection with its brand-oriented cigar marketing, including limited edition cigars under the Partagas 150 and multi-year Macanudo Vintage offerings, Macanudo and Partagas branded fashion apparel and branded cigar smoking accessories.

    Sales of General Cigar's cigar products outside of the U.S. currently are not material, although General Cigar plans to increase its international presence, particularly with respect to the Macanudo brand. General Cigar will focus its efforts in the United Kingdom, Germany, France, Spain, China and certain countries in South America, as well as duty free markets worldwide. General Cigar recently became the only U.S. cigar maker to receive approval from the government of China to market and sell its products in that country. General Cigar already has begun distributing premium and mass market cigars in China.

TRADEMARKS

    General Cigar's success and ability to compete are dependent to a significant degree on its trademarks. General Cigar generally owns the trademarks under which its products are sold. General Cigar has registered its trademarks in the U.S. and many other countries and will continue to do so as new trademarks are developed or acquired. General Cigar holds the right to use the Macanudo trademark and brand name for cigars in many countries worldwide. General Cigar does not, however, hold or own the right to use certain of its well-known trademarks and brand names, including Partagas and Cohiba, in certain foreign markets. General Cigar's ability to expand into such markets by capitalizing on the strength of its brand names in the U.S. may be limited by its inability to use or acquire such brand names in those foreign markets. General Cigar pays royalties to the prior owners of certain of its trademarks. Such payments are not material. General Cigar owns the U.S. trademarks listed below:

PREMIUM CIGAR BRANDS                           MASS MARKET CIGAR BRANDS
---------------------------------------------  ---------------------------------------------
MACANUDO                                       GARCIA Y VEGA
PARTAGAS                                       WHITE OWL
PUNCH                                          TIPARILLO
HOYO DE MONTERREY                              ROBT. BURNS
COHIBA                                         TIJUANA SMALLS
EXCALIBUR                                      WM. PENN
RAMON ALLONES                                  LORD BEACONSFIELD
TEMPLE HALL                                    VILLA DE CUBA
EL REY DEL MUNDO                               PEDRO IGLESIAS
CANARIA D'ORO                                  TOP STONE
CIFUENTES                                      VILLAZON DELUXE
BOLIVAR
BELINDA
BANCES

    General Cigar vigorously defends its trademarks from their improper use by others, including the manufacturers of counterfeit cigars.

RAW MATERIALS

    General Cigar has strong relationships with tobacco suppliers and is expanding its commercial and technical ties with local growers to secure a variety of sources for raw materials, ensure the quality of its raw materials and maximize cost savings.

    The most important material in the manufacture of cigars is properly aged tobacco. Arrangements for the procurement of tobacco typically are made at the time the tobacco is planted, approximately three to four years before the tobacco will be manufactured into cigars. General Cigar buys tobacco directly from a large number of suppliers worldwide and does not believe that it is dependent on any single source for tobacco. During 1996, General Cigar discontinued shipping Macanudo cigars for a two month period as excessive demand led to a shortage of properly aged and blended tobacco. General Cigar has experienced shortages in Cameroon-grown natural wrapper tobacco, which is used in making Partagas cigars, due to the increase in demand for high quality natural wrapped cigars. Because General Cigar is a leading grower and supplier of Connecticut Shade tobacco, which is used in making Macanudo cigars, General Cigar has not experienced similar shortages with respect to Connecticut Shade. The increase in demand has caused the price of natural wrapper and premium cigar tobaccos to increase. General Cigar has an extensive seed development program to improve the wrapper tobacco characteristics. General Cigar lost certain seed samples and records in a fire in 1994. See "Risk Factors--Constraints on Ability to Satisfy Demand," "Risk

Factors--Social, Political and Economic Risks Associated with Foreign Operations and International Trade" and "--Backorders."

COMPETITION

    General Cigar is the largest manufacturer and marketer in the U.S. in both units and dollar sales of brand name premium cigars. General Cigar's main competitors in the branded and private label premium markets include Davidoff, Fuente, Consolidated Cigar Holdings Inc. and Nestor Plasencia. In addition, the increased demand for cigars and the relatively low barriers to entry have led to many new entrants in the premium cigar manufacturing business. General Cigar's main competitors in the mass market cigar market are Swisher International Group Inc., Consolidated Cigar Holdings, Inc., and Havatampa/Phillies Cigar Corporation.

THE TOBACCO INDUSTRY

    REGULATION

    Cigar manufacturers, like other producers of tobacco products, are subject to regulation at the federal, state and local levels. Federal law has recently required states, in order to receive full funding for federal substance abuse block grants, to establish a minimum age of 18 years for the purchase of tobacco products, together with an appropriate enforcement program. The recent trend is toward increasing regulation of the tobacco industry, and the recent increase in popularity of cigars could lead to an increase in regulation of cigars. A variety of bills relating to tobacco issues have been introduced in the U.S. Congress, including bills that would have (i) prohibited the advertising and promotion of all tobacco products or restricted or eliminated the deductibility of such advertising expenses, (ii) increased labeling requirements on tobacco products to include, among other things, addiction warnings and lists of additives and toxins, (iii) shifted regulatory control of tobacco products and advertisements from the FTC to the FDA, (iv) increased tobacco excise taxes and
(v) required tobacco companies to pay for health care costs incurred by the federal government in connection with tobacco related diseases. Hearings have been held on certain of these proposals; however, to date, none of such proposals have been passed by Congress. Future enactment of such proposals or similar bills may have an adverse effect on the results of operations or financial condition of General Cigar.


    In August 1996, the FDA published a final rule on tobacco in the Federal Register. Specifically, the rule prohibits a variety of activities relating to the sale of cigarettes and smokeless tobacco, including the distribution of non-tobacco items, such as hats and tee shirts, that carry cigarette logos. These regulations are not currently applicable to cigars; however, there can be no assurance that these regulations will not be extended to include cigars in the future. A significant portion of General Cigar's Djeep lighter sales is to cigarette manufacturers who sell or give away such lighters with their cigarettes. These regulations would have a material adverse effect on General Cigar's Djeep lighter business. A federal Court recently ordered the FDA not to implement the advertising and promotional restrictions which would have affected the Djeep lighter business. The Court, however, upheld FDA jurisdiction over cigarettes and smokeless tobacco. The decision has been appealed by both the FDA and the tobacco companies.


    In addition, the majority of states restrict or prohibit smoking in certain public places and restrict the sale of tobacco products to minors. Local legislative and regulatory bodies also have increasingly moved to curtail smoking by prohibiting smoking in certain buildings or areas or by requiring designated "smoking" areas. Further restrictions of a similar nature could have an adverse effect on the sales or operations of General Cigar. Numerous proposals also have been considered at the state and local level restricting smoking in certain public areas, regulating point of sale placement and promotions and requiring warning labels.

    California, for example, requires "clear and reasonable" warnings to consumers who are exposed to chemicals determined by the state to cause cancer or reproductive toxicity, including tobacco smoke and several of its constituent chemicals. In addition, legislation recently introduced in Massachusetts would, if enacted, require warning labels on cigar boxes. Although similar legislation has been introduced in other states, no action has been taken. Although federal law has required health warnings on cigarettes since 1965 and on smokeless tobacco since 1986, there is no federal law requiring that cigars carry such warnings. There can be no assurance that such legislation introduced in other states will not be passed in the future or that other states will not enact similar legislation. Consideration at both the federal and state level also has been given to consequences of tobacco smoke on non-smokers (so called "second-hand" smoke). There can be no assurance that regulations relating to second-hand smoke will not be adopted or that such regulations or related litigation would not have a material adverse effect on General Cigar's results of operations or financial condition. General Cigar has received complaints from neighbors with respect to cigar smoke emanating from its Club Macanudo establishment in New York City. There can be no assurance that such complaints will not lead to fines, regulation and/or litigation that could adversely affect Club Macanudo.

    The U.S. Environmental Protection Agency (the "EPA") published a report in January 1993 with respect to the respiratory health effects of second-hand smoke, which concluded that widespread exposure to environmental tobacco smoke presents a serious and substantial public health concern. Issuance of the report, which is based primarily on studies of passive cigarette smokers, may lead to further legislation designed to protect non-smokers. Also, a study recently published in the journal Science reported that a chemical found in cigarette smoke has been found to cause genetic damage in lung cells that is identical to damage observed in many malignant tumors of the lung and, thereby, directly links lung cancer to smoking. The National Cancer Institute also has announced that it will issue a report in 1997 describing research into cigars and health. The study and these reports could affect pending and future tobacco regulation and litigation. See "--Litigation."

    Increased cigar consumption and the publicity such increase has received may increase the risk of additional regulation. There can be no assurance as to the ultimate content, timing or effect of any additional regulation of tobacco products by any federal, state, local or regulatory body, and there can be no assurance that any such legislation or regulation would not have a material adverse effect on General Cigar's business.

    LITIGATION

    Historically, the cigar industry has experienced less health-related litigation than the cigarette and smokeless tobacco industries have experienced.

    Litigation against the cigarette industry historically has been brought by individual cigarette smokers. In 1992, the United States Supreme Court in Cipollone v. Liggett Group, Inc. ruled that federal legislation relating to cigarette labeling requirements preempts claims based on failure to warn consumers about the health hazards of cigarette smoking, but does not preempt claims based on express warranty, misrepresentation, fraud or conspiracy. To date, individual cigarette smokers' claims against the cigarette industry generally have been unsuccessful. A jury in Florida, however, recently determined that a cigarette manufacturer was negligent in the production and sale of its cigarettes and sold a product that was unreasonably dangerous and defective, awarding the plaintiffs a total of $750,000 in damages.

    Current tobacco litigation generally falls within one of three categories: class actions, individual actions or actions brought by individual states generally to recover Medicaid costs allegedly attributable to tobacco-related illnesses. The pending actions allege a broad range of injuries resulting from the use of tobacco products or exposure to tobacco smoke and seek various remedies, including compensatory and, in some cases, punitive damages together with certain types of equitable relief such as the establishment of medical monitoring funds and restitution. The major tobacco companies vigorously are defending these actions.

    In May 1996, the Fifth Circuit Court of Appeals in Castano v. American Tobacco, et al. reversed a Louisiana district court's certification of a nationwide class consisting essentially of nicotine dependent cigarette smokers. Notwithstanding the dismissal, new class actions asserting claims similar to those in Castano recently have been filed in certain states. To date, two pending class actions against major cigarette manufacturers have been certified. The first case is limited to Florida citizens allegedly injured by their addiction to cigarettes; the other is limited to flight attendants allegedly injured through exposure to secondhand smoke. See "--Legal Proceedings."

    Cubatabaco filed a petition on January 15, 1997 in the USPTO to cancel General Cigar's two United States trademark registrations of the name Cohiba for use in connection with cigars. Cubatabaco's petition was filed in response to the USPTO's anticipated rejection of its attempt to register its Cohiba trademark in the United States. General Cigar believes its Cohiba registrations were properly issued by the USPTO and are valid. General Cigar first filed for registration of the Cohiba trademark in the United States in 1978, which it believes was prior to Cubatabaco's first commercial use of the mark. General Cigar will vigorously defend its registrations in this proceeding, which could be pending for a number of years. If Cubatabaco were successful in this proceeding, then General Cigar's U.S. registrations of the name Cohiba for use in connection with cigars would be cancelled and, under certain circumstances, the results of this proceeding could be used in a subsequent action to enjoin use of the name Cohiba by General Cigar. General Cigar's sales of Cohiba cigars represent a very small percentage of its premium cigar sales.

    EXCISE TAXES

    Cigars long have been subject to federal, state and local excise taxes, and such taxes frequently have been increased or proposed to be increased, in some cases significantly, to fund various legislative initiatives. The federal excise tax rate on large cigars (weighing more than three pounds per thousand cigars) is 12.75% of the manufacturer's selling price, net of the federal excise tax and certain other exclusions, capped at $30.00 per thousand cigars.

    In the past, there have been various proposals by the federal government to fund legislative initiatives through increases in federal excise taxes on tobacco products. In 1993, the Clinton Administration proposed a significant increase in excise taxes on cigars, pipe tobacco, cigarettes and other tobacco products to fund the Clinton Administration's health care reform program. General Cigar believes that the volume of cigars sold would have been dramatically reduced if excise taxes were enacted as originally proposed as part of the Clinton Administration's health care reform program. Future enactment of significant increases in excise taxes, such as those initially proposed by the Clinton Administration or other proposals not linked specifically to health care reform, would have a material adverse effect on the business of General Cigar. General Cigar is unable to predict the likelihood of the passage or the enactment of future increases in tobacco excise taxes.

    Tobacco products also are subject to certain state and local taxes. Deficit concerns at the state level continue to exert pressure to increase tobacco taxes. The number of states that impose excise taxes on cigars is 42. State cigar excise taxes are not subject to caps similar to the federal cigar excise tax. From time to time, the imposition of state and local taxes has had some impact on sales regionally. The enactment of new state excise taxes and the increase in existing state excise taxes are likely to have an adverse effect on regional sales as cigar consumption generally declines.

LEGAL PROCEEDINGS

    TOBACCO LITIGATION

    General Cigar is a party to lawsuits incidental to its business. General Cigar, together with a variety of other tobacco product manufacturers and retailers, has been named in eight suits in Florida since 1995; however, it has been served in only five of these lawsuits and in four such cases was voluntarily dismissed as a defendant (without prejudice in each such dismissed case). One of the suits in which General Cigar has been named but not served is a putative class action, filed on or about August 30, 1996, brought against General Cigar and 13 other defendants on behalf of Florida residents alleged to be addicted to nicotine and injured as a result of smoking cigarettes. In addition, General Cigar and 13 others were named as defendants in two "form" complaints that identified no plaintiffs, filed in August 1996, apparently in contemplation of filing additional complaints on behalf of individual plaintiffs. General Cigar has not been served with complaints in any such cases. General Cigar believes that the outcome of such legal proceedings as are pending will not in the aggregate have a material adverse effect on General Cigar's consolidated financial position. General Cigar carries general liability insurance but has no health hazard policy, which, to the best of General Cigar's knowledge, is consistent with industry practice. There can be no assurance, however, that there will not be an increase in health-related litigation against the cigarette and smokeless tobacco industries or similar litigation in the future against cigar manufacturers. The costs to General Cigar of defending prolonged litigation and any settlement or successful prosecution of any material health-related litigation against manufacturers of cigars, cigarettes or smokeless tobacco or suppliers to the tobacco industry could have a material adverse effect on General Cigar's business. The recent increase in the consumption of cigars and the publicity such increase has received may have the effect of increasing the probability of legal claims.

    OTHER LITIGATION

    In the spring of 1995, General Cigar discovered and immediately notified U.S. Customs officials that packages of marijuana were passing through its Dothan, Alabama plant, apparently secreted by persons still unknown in cigar shipping cartons originating from General Cigar's Kingston, Jamaica plant. General Cigar has since fully cooperated with U.S. Customs and other federal and state officials throughout their investigation of this alleged drug trafficking.


    As a result of investigating the drug shipments, General Cigar uncovered information which led to the conviction of one of its senior managers on 25 counts of mail fraud, who was sentenced to 44 months in a federal prison. The employee brought suit for wrongful termination and alleged a number of illegal activities by General Cigar, including payments to officials of foreign governments, pricing practices and election campaign contribution violations. The alleged improper campaign contributions, aggregating $11,000, have been refunded by such campaigns. General Cigar entered into a conciliation agreement with the Federal Election Commission pursuant to which it will pay $80,000 in connection with these contributions. General Cigar denied any intent to violate the election law. Subsequently, General Cigar was served with a U.S. Grand Jury subpoena in Connecticut relating to the allegations in the lawsuit filed by the former employee. This investigation has since been terminated.



    In May 1995, the SEC began an informal investigation into trading in Culbro Common Stock in the period prior to Culbro's announcement of an agreement in principle to sell a 51% interest in General Cigar. The SEC staff was provided with numerous documents they requested and they interviewed several officers of Culbro and General Cigar. General Cigar does not know the status of the investigation, but it has received no communication from the SEC in several months.


    Pursuant to the terms of a Distribution Agreement between Culbro and Griffin, Griffin will acquire Culbro's 50.1% interest in Eli Witt. In November 1996, Eli Witt filed for protection under Chapter 11 of the Federal Bankruptcy Law. Prior to February 1993, Eli Witt was a wholly-owned subsidiary of Culbro and filed consolidated tax returns with Culbro. Culbro, Eli Witt and other parties engaged in two complex acquisitions and reorganizations in 1993 and 1994, pursuant to which Culbro received significant distributions from Eli Witt to repay Culbro debt, including substantial amounts Culbro had previously borrowed from unaffiliated third parties to fund Eli Witt's business. Culbro subsequently loaned $5 million to Eli Witt. It is anticipated that these transactions (including the transfer of funds to Culbro) will be reviewed by Eli Witt creditors and other parties in interest in connection with the Chapter 11 case. To date, one creditor has written to the unsecured creditors committee proposing an inquiry into this matter. General

Cigar believes that any such proceedings are not likely to have a material adverse effect on General Cigar's business, financial condition or results of operations.

EMPLOYEES

    General Cigar employs approximately 5,000 persons, which includes 1,000 seasonal employees. At present, employees at General Cigar's Kingston, Jamaica location are represented by two unions, the Trade Union Congress ("TUC"), which represents production and maintenance workers, and the Bustamante International Trade Union ("BITU"), which represents supervisors and office and clerical employees. General Cigar's contract with TUC expires in March 1999, and its contract with BITU expires in December 1997. On occasion, work stoppages have occurred during the negotiation of new union contracts in Jamaica, and there can be no assurance that such a stoppage will not occur in connection with the negotiation of any new contract. In addition, employees at General Cigar's Tampa, Florida facility are represented by the Cigar Makers' Union Local 533 of the Retail, Wholesale and Department Store Union AFL-CIO-CLC. No other employees of General Cigar are represented by unions. General Cigar believes that its relations with its employees are satisfactory. Recently, the increased demand for cigars has led to increased demand for cigar rollers, and a number of these employees have taken advantage of employment opportunities with competitors and new market entrants.

PROPERTIES

    LAND HOLDINGS

    General Cigar owns approximately 1,100 acres of land in the Connecticut River Valley used in its tobacco growing operations. In addition, General Cigar will lease for a ten-year period approximately 500 acres of arable land in Connecticut. Griffin at its option may terminate the lease as to 100 acres annually.

PRINCIPAL PROPERTIES

    As of February 25, 1997, the principal properties owned or leased by General Cigar for use in its business included:

                               OWNED       LEASE
                                 OR      EXPIRATION                                            APPROXIMATE
LOCATION                       LEASED       DATE             NATURE OF OPERATION              FLOOR SPACE(1)
---------------------------  ----------  ----------  -----------------------------------  ----------------------
New York, New York           Owned          N/A      Executive Offices--New York          210,000(2)
                                                       Headquarters
New York, New York           Leased       8/31/05    Club Macanudo--Cigar Bar             5,000
Kingston, Jamaica, W.I.      Owned          N/A      Cigar Manufacturing                  119,000
Dothan, Alabama              Leased(3  )  11/1/01    Cigar Manufacturing & Warehousing    165,000
Hatfield, Massachusetts      Owned          N/A      Tobacco Warehouse                    81,000
Santiago, Dominican          Leased(4  )  10/31/01   Tobacco Processing, Cigar            384,243
Republic                                             Manufacturing & Storage
Dominican Republic           Leased       9/15/01    Tobacco Growing                      80 acres
Bloomfield, Connecticut      Leased       8/30/06    General Cigar Co., Inc. Executive    11,137
                                                       Offices
Bloomfield, Connecticut      Leased       10/17/06   General Cigar Co., Inc. Bloomfield   12,500
                                                       Headquarters
Bloomfield, Connecticut      Leased       11/30/97   Warehouse                            11,644
Ellington, Connecticut       Owned          N/A      Tobacco Growing                      202 acres
Granby, Connecticut          Owned          N/A      Tobacco Growing                      449.3 acres
Suffield, Connecticut        Owned          N/A      Tobacco Growing                      204.8 acres
San Pedro Sula, Honduras     Owned          N/A      Manufacturing & Distribution         6.9 acres(7)
San Pedro Sula, Honduras     Leased       3/31/99    Offices                              421 square meters
Danli, Honduras              Owned          N/A      Manufacturing & Distribution         5,500 square meters
Tampa, Florida               Owned          N/A      Executive Offices, Manufacturing &   57,500
                                                       Distribution
Upper Saddle River, New      Leased(5  )  12/31/00   Sales & Distribution                 21,500
  Jersey
Chicago, Illinois            Leased      9/30/01(6 ) Club Macanudo--Cigar Bar             11,000

------------------------

(1) In square feet, except where indicated.

(2) General Cigar uses approximately 25,000 square feet. The balance is leased or available for lease.

(3) Industrial Revenue Bond financing lease. General Cigar owns a 52,500 square foot warehouse in Dothan, Alabama that is leased to a third party.

(4) General Cigar leases property in Santiago, Dominican Republic for its cigar manufacturing, tobacco processing and tobacco warehousing operations. These operations are conducted in several different facilities which are subject to 11 different leases. The leases have expiration dates ranging from 1998 to 2001 and each is subject to a renewal option. General Cigar subleases 70,000 square feet of these facilities to Shade Leaf Processors.

(5) Subject to a two-year renewal at General Cigar's option. General Cigar also has agreed to lease an additional 6,000 square feet at this facility, on the same terms as the premises currently leased, from the earlier of July 22, 1997 and departure of the current tenant of such additional space.

(6) Subject to a five-year renewal at General Cigar's option.

(7) Entire area of site.

    In addition, General Cigar is planning to construct a new warehouse in Bloomfield, Connecticut.

    General Cigar believes that its existing manufacturing facilities and distribution centers are adequate for the current level of General Cigar's operations. General Cigar is, however, in the process of expanding its operations to meet increasing demand. General Cigar recently completed the expansion of its manufacturing space at its Dominican Republic facilities, and has begun to expand its manufacturing space in Jamaica, through a combination of new construction and reconfiguration of existing space at those facilities to increase the overall square footage devoted to the manufacturing process. General Cigar expects that it will make capital expenditures of approximately $5.0 million in fiscal 1997 in connection with the expansion of these facilities. As a result of these measures, as well as additional training and the introduction of double-shifting at certain facilities, General Cigar believes that its manufacturing facilities will be capable of meeting expected demand for cigars by the end of 1997. General Cigar believes that additional facilities, if necessary, would be readily available on a timely basis on commercially reasonable terms. Further, General Cigar believes that the leased space that houses its existing manufacturing and distribution facilities is not unique and could be readily replaced, if necessary, at the end of the terms of its existing leases on commercially reasonable terms.

    General Cigar believes that its facilities are well maintained and in substantial compliance with environmental laws and regulations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to General Cigar's executive officers, directors and certain other key employees. The Directors listed are Directors of Culbro as well as of General Cigar.

NAME                                 AGE                                       POSITION
-------------------------------      ---      ---------------------------------------------------------------------------
Edgar M. Cullman...............          79   Chairman of the Board and Director
Edgar M. Cullman, Jr. .........          51   President, Chief Executive Officer and Director
Jay M. Green...................          49   Executive Vice President, Chief Financial Officer and Treasurer
Austin T. McNamara.............          42   Executive Vice President and Chief Operating Officer
A. Ross Wollen.................          53   General Counsel, Senior Vice President and Secretary
Joseph C. Aird.................          52   Senior Vice President--Controller
Robert Loftus..................          46   Vice President and Assistant Controller
Alfons Mayer...................          70   Senior Vice President of Tobacco of General Cigar Co., Inc.
Benjamin F. Menendez...........          60   Senior Vice President of Premium Special Projects of General Cigar Co.,
                                              Inc.
Angel Daniel Nunez.............          45   Senior Vice President of Tobacco Growing and Processing of General Cigar
                                              Co., Inc.
John M. Rano...................          50   Senior Vice President of Marketing and Product Development of General Cigar
                                              Co., Inc.
Frank Fina, Jr. ...............          54   Senior Vice President of New Business Development of General Cigar Co.,
                                              Inc.
W. Brent Currier...............          36   Vice President of Sales and Field Marketing of General Cigar Co., Inc.
Bruce A. Barnet................          51   Director
John L. Bernbach...............          52   Director
John L. Ernst..................          56   Director
Thomas C. Israel...............          52   Director
Dan W. Lufkin..................          65   Director
Graham V. Sherren..............          59   Director
Peter J. Solomon...............          58   Director
Francis T. Vincent, Jr. .......          58   Director

    EDGAR M. CULLMAN has been the Chairman of the Board of General Cigar since December 1996. From 1962 to 1996 he served as Chief Executive Officer of Culbro. Mr. Cullman has served as a Director of Culbro since 1961 and has been Chairman of Culbro since 1975. He also is a Director of Centaur Communications Limited, Bloomingdale Properties, Inc. and Eli Witt. Eli Witt filed for relief from its creditors under Chapter 11 of the Federal Bankruptcy Code in November 1996. Edgar M. Cullman is the father of Edgar M. Cullman, Jr. and the uncle of John L. Ernst.

    EDGAR M. CULLMAN, JR. is the President and Chief Executive Officer of both Culbro and General Cigar, and he also is a Director of both Culbro and General Cigar. Mr. Cullman was elected President and Chief Executive Officer of General Cigar in December 1996. He was elected Chief Executive Officer of Culbro in 1996 after serving as the Chief Operating Officer of Culbro for 12 years. He has been President of Culbro since 1984 and has been a Director of Culbro since 1982. In 1992, 1993 and 1995 he was President of Culbro Land Resources, Inc. Mr. Cullman is also a Director of First Financial Caribbean Corporation, Bloomingdale Properties, Inc. and Eli Witt. Eli Witt filed for relief from its creditors under Chapter 11 of the Federal Bankruptcy Code in November 1996.

    JAY M. GREEN is the Executive Vice President, Chief Financial Officer and Treasurer of both General Cigar and Culbro. He was appointed to this position with General Cigar in December 1996 and has served in the same capacity with Culbro since 1988. Mr. Green is a director of Players International, Inc. and Eli Witt. Eli Witt filed for relief from its creditors under Chapter 11 of the Federal Bankruptcy Code in November 1996.

    AUSTIN T. MCNAMARA has been the Executive Vice President and Chief Operating Officer of General Cigar since December 1996 and has been the President of General Cigar Co., Inc. since 1994. He was the Senior Vice President of Sales and Marketing of General Cigar Co., Inc. from 1993 to 1994. Prior to joining General Cigar Co., Inc. in 1993, he was the Group Vice President, General Manager in the Process Foods Division of Chiquita Brands International and held several Brand Management positions at Procter & Gamble.

    A. ROSS WOLLEN is the General Counsel, the Senior Vice President and Secretary of both General Cigar and Culbro. He was elected in this capacity at General Cigar in December 1996 and has served Culbro as General Counsel since 1980, as Senior Vice President since 1983 and as Secretary since 1987.

    JOSEPH C. AIRD is the Senior Vice President--Controller of both General Cigar and Culbro. He was named to that position at General Cigar in December 1996, and he assumed that office with Culbro in 1995. Mr. Aird has served as a Vice President of Culbro since 1987. He also is a director of Eli Witt. Eli Witt filed for relief from its creditors under Chapter 11 of the Federal Bankruptcy Code in November 1996.

    ROBERT LOFTUS has been the Vice President and Assistant Controller of General Cigar since December 1996. He has been the Vice President, Finance of General Cigar Co., Inc. since 1993. From 1988 until 1993 Mr. Loftus served as the Controller of General Cigar Co., Inc.

    ALFONS MAYER is the Senior Vice President of Tobacco of General Cigar Co., Inc. Throughout his 44 year tenure with General Cigar Co., Inc., he has held positions of increasing responsibility, mostly related to the world-wide purchasing and processing of tobacco for which he has received industry-wide recognition, including being named Tobacco Personality of the year by the Tobacco Journal International in 1992. Prior to his employment with General Cigar Co., Inc., he participated in a family-owned tobacco leaf processing company in Argentina (1945-1952).

    BENJAMIN F. MENENDEZ is the Senior Vice President of Premium Special Projects at General Cigar Co., Inc. He has held his office at General Cigar Co., Inc. since July 1995. Previously Mr. Menendez had served as Vice President of Caribbean Group Operations division of General Cigar Co., Inc. from 1994 to 1995 and as Vice President of Premium Cigar Manufacturing from 1985 to 1994. Mr. Menendez is a member of the well-known cigar family of Menendez and Garcia, the producers of Montecristo and H. Upmann cigars in Cuba prior to Castro's revolution. After leaving Cuba he lived in the Canary Islands and Brazil and continued to manufacture cigars.

    ANGEL DANIEL NUNEZ was appointed Senior Vice President of Tobacco Growing and Processing of General Cigar Co., Inc. in 1992. Mr. Nunez began his tenure with General Cigar Co., Inc. in 1980 as Manager of Culbro Vega Leaf Tobacco in the Dominican Republic. In 1986, he was transferred to General Cigar Dominicana (a division of General Cigar) as Assistant to the General Manager, assumed the title of Assistant General Manager in 1988, and was promoted to General Manager in 1989. He was promoted in 1990 to Vice President of Operations for the Dominican Republic facility.

    JOHN M. RANO is the Senior Vice President of Marketing and Product Development for General Cigar Co., Inc. He was appointed to his post at General Cigar Co., Inc. in November 1994. Previously, Mr. Rano had served as Vice President of Marketing General Cigar Co., Inc. from 1992 to 1994 and as Sales Development Manager from 1984 to 1992.

    FRANK FINA, JR. is the Senior Vice President of New Business Development for General Cigar Co., Inc. He has served in his capacity at General Cigar Co., Inc. since January 1994. Mr. Fina previously served as Vice President of Domestic Sales at General Cigar Co., Inc. from 1982 to 1994. He has been with General Cigar since 1963.

    W. BRENT CURRIER is the Vice President of Sales and Field Marketing of General Cigar Co., Inc. He has been in his current position at General Cigar Co., Inc. since June 1994. Prior to joining General Cigar Co., Inc., Mr. Currier served as Vice President--Eastern Zone for E.J. Brach Corporation from 1988 to 1994, where he managed direct and broker sales forces in 17 states.

    BRUCE A. BARNET is a Director of both General Cigar and Culbro. He has been a Director of General Cigar since December 1996 and a Director of Culbro since 1990. He is the President and Chief Executive Officer of Cahners Publishing Company, a magazine publishing company. He was the President and Chief Executive Officer of Cowles Enthusiast Media from March 1993 until March 1996, and was a private investor from 1991 to 1992. Mr. Barnet is also a director of Reed Elsevier, Inc., Batteries, Batteries Inc., Mainspring Communications and the American Business Press.

    JOHN L. BERNBACH is a Director of both General Cigar and Culbro. He has been a Director of General Cigar since December 1996 and a Director of Culbro since 1988. He has been the Chairman and Chief Executive Officer of The Bernbach Group, Inc., a consulting company, since 1994. Mr. Bernbach was the Chairman and Chief Executive Officer of North American Television, Inc. (television production and distribution) from August 1995 to August 1996 and still serves as Non-executive Chairman and Director. Mr. Bernbach was Vice-Chairman of DDB Needham Worldwide, Inc., an advertising agency, from October 1993 to June 1994 and also was its President and a director from 1986 to 1993. He is Chairman of the Board of Avenue China, Inc. and is a director of Northbridge Programming, Inc. and an Advisor to the Board of Wemco, Inc.

    JOHN L. ERNST is a Director of both General Cigar and Culbro. He has been a Director of General Cigar since December 1996 and a Director of Culbro since 1983. He is the Chairman of the Board and President of Bloomingdale Properties, Inc., an investment and real estate company. Mr. Ernst also is a director of First Financial Caribbean Corporation.

    THOMAS C. ISRAEL is a Director of both General Cigar and Culbro. He has been a Director of General Cigar since December 1996 and a Director of Culbro since 1989. Mr. Israel is a director and Chairman of A.C. Israel Enterprises, Inc., an investment company.

    DAN W. LUFKIN is a Director of both General Cigar and Culbro. He has been a Director of General Cigar since December 1996 and a Director of Culbro since 1976. Mr. Lufkin also is a private investor.

    GRAHAM V. SHERREN is a Director of both General Cigar and Culbro. He has been a Director of General Cigar since December 1996 and a Director of Culbro since 1987. Mr. Sherren is Chairman and Chief Executive Officer of Centaur Communications Limited, as well as a director of each of Hundred Acre Securities Ltd., InType Ltd., Gieves Group Ltd., Angerstein Plc and Duplo International Ltd.

    PETER J. SOLOMON is a Director of both General Cigar and Culbro. He has been a Director of General Cigar since December 1996 and a Director of Culbro since 1980. Mr. Solomon also is Chairman of Peter J. Solomon Company Limited and Peter
J. Solomon Securities Company Limited. In addition, he is a director of Centennial Cellular Corporation, Century Communications Corporation, Charrette Corporation, Monro Muffler Brake, Inc., Office Depot, Inc. and Phillips-Van Heusen Corporation.

    FRANCIS T. VINCENT, JR. is a Director of both General Cigar and Culbro. He has been a Director of General Cigar since December 1996 and a Director of Culbro since 1992. Mr. Vincent currently runs Vincent Enterprises and is a private investor. He was senior advisor to Peter J. Solomon Company Limited from 1993 to 1994 and the Commissioner of Major League Baseball from 1989 to 1992. Mr. Vincent is a director of Oakwood Homes Corp., Time Warner, Inc. and Westfield America, Inc.

EXECUTIVE COMPENSATION PAID BY CULBRO AND GENERAL CIGAR

    Each of the executive officers named below is an executive officer of General Cigar. Messrs. Cullman, Cullman, Jr., Green, Wollen and Aird also are officers of Culbro, while Mr. McNamara is also an officer of General Cigar Co., Inc., a wholly-owned subsidiary of General Cigar. General Cigar was incorporated in December 1996. Accordingly, no compensation was paid to any of its executive officers as such for fiscal 1996 or prior years. The following table sets forth the annual and long-term compensation for the Chief Executive Officer and the four highest-paid executive officers for Culbro (the "Culbro Officers") and for General Cigar (the "General Cigar Officers") (including, with respect to General Cigar, compensation from employment by affiliates of General Cigar), as well as the total compensation paid to each individual during the last three calendar years, in connection with such employment.

                           SUMMARY COMPENSATION TABLE

                                                                                                           LONG TERM
                                                                          ANNUAL COMPENSATION             COMPENSATION
                                                                                                             AWARDS
                                                       ----------------------------------------------------------------------
                                                                                                   --------------------------
                                                                                      OTHER         RESTRICTED    SECURITIES
                                                                                      ANNUAL           STOCK      UNDERLYING
NAME AND PRINCIPAL POSITION(1)                YEAR       SALARY       BONUS      COMPENSATION(2)       AWARD      OPTIONS(5)
------------------------------------------  ---------  ----------  ------------  ----------------  -------------  -----------

Edgar M. Cullman..........................       1996  $  400,000  $         --   $       17,256            --            --
  Chairman of the Board (Culbro and              1995     375,000            --           13,689            --            --
  General Cigar)                                 1994     360,000            --           23,628            --            --

Edgar M. Cullman, Jr......................       1996     400,000            --           30,012            --       100,000
  President and Chief Executive Officer          1995     367,000     1,164,400(3)          29,871          --            --
  (Culbro and General Cigar)                     1994     352,000            --           33,716            --            --

Jay M. Green..............................       1996     355,000(4)       65,000       1,128,068           --            --
  Executive Vice President Chief Financial       1995     355,000       666,607(3)          24,912          --            --
  Officer and Treasurer (Culbro and              1994     340,000            --           26,714            --       125,000
  General Cigar)

Austin T. McNamara........................       1996     250,000       148,025          319,915            --        10,000
  Executive Vice President and Chief             1995     200,000       375,629(3)          15,712          --        15,000
  Operating Officer (General Cigar)              1994     190,000       158,603           15,510            --        12,400

A. Ross Wollen............................       1996     225,000        55,000           25,589            --         5,000
  Senior Vice President, General Counsel         1995     205,000       377,501(3)         109,879          --        15,000
  and Secretary (Culbro and General Cigar)       1994     176,925            --           30,182            --        11,500

Joseph C. Aird............................       1996     145,000        45,000          204,368            --         3,000
  Vice President-Controller (Culbro and          1995     130,970       163,657(3)          72,273          --         4,000
  General Cigar)                                 1994     115,500            --           26,607            --         4,500

------------------------

(1) Each of the executive officers identified was employed by Culbro during each of the last three years, except for Austin T. McNamara, who was employed by General Cigar Co., Inc. during such period. Until April 1996, Edgar M. Cullman was the Chief Executive Officer of Culbro. Amounts shown exclude $778,778, $621,960 and $655,872 to be paid over three years beginning in 1997 to Messrs. Cullman, Jr., Green and Wollen, respectively, as a result of the termination and payout of benefits under Culbro's 1995-1997 Long Term Performance Plan. See "Certain Employee Benefit Matters--Culbro Long Term Performance Plan."

(2) Amounts shown include matching contributions made by Culbro under its Savings Plan and other miscellaneous cash benefits, but do not include funding for or receipt of retirement plan benefits. No executive officer who would otherwise have been includable in such table resigned or terminated employment during 1996. The amounts shown in 1996 for Messrs. Green and McNamara include value realized upon exercise of options of $1,102,163 and $303,169, respectively.

(3) Annual and long-term bonuses were paid in 1996 with respect to performance in 1995 and the 1993-95 cycle, respectively.

(4) All but $46,664 of such compensation was deferred pursuant to Culbro's Deferred Incentive Compensation Plan.

(5) Numbers shown are in shares of Culbro Common Stock. Upon consummation of the Merger, each option will be exercisable for such number of shares of Class A Common Stock as is equal to 4.44557 multiplied by the number of shares of Culbro Common Stock shown.

COMPENSATION OF DIRECTORS

    Directors who do not receive compensation as officers or employees of General Cigar or any of its affiliates will be paid an annual retainer fee of $20,000 and a fee of $900 for each meeting of the Board of Directors or any committee thereof they attend, plus reasonable out-of-pocket expenses.

                        CERTAIN EMPLOYEE BENEFIT MATTERS

1997 STOCK OPTION PLAN


    General Cigar has adopted a new Stock Option Plan (the "General Cigar Holdings 1997 Stock Option Plan"). A total of 3,300,000 shares of Class A Common Stock will be available for issuance under the General Cigar Holdings 1997 Stock Option Plan and existing Culbro Stock Option Plans (which will be assumed by General Cigar following the Merger as described below). The General Cigar Holdings 1997 Stock Option Plan, together with the assumed Culbro Stock Option Plans, are referred to as the "1997 Stock Option Plan." Options granted under the General Cigar Holdings 1997 Stock Option Plan will be incentive stock options or nonqualified options. The General Cigar Holdings 1997 Stock Option Plan contains a limitation on the dollar amount of incentive stock options which may be granted to any employee and restrictions pertaining to any grant to an employee who beneficially owns 10% or more of the outstanding Common Stock. There are currently approximately 2,678,172 shares of Class A Common Stock available for issuance under the 1997 Stock Option Plan. Such approximately 2,678,172 shares include approximately 665,600 shares of Class A Common Stock issuable upon exercise of options issued prior to the Offering under the General Cigar Holdings 1997 Stock Option Plan, and approximately 2,012,572 shares of Class A Common Stock issuable upon exercise of Culbro options following the Merger. Included in the options that were granted under the General Cigar Holdings 1997 Stock Option Plan prior to the Offering are options to purchase 85,600 shares of Class A Common Stock which were granted to certain persons employed by Villazon pursuant to the Villazon Acquisition. See "--Employment and Consulting Agreements of Frank Llaneza, Daniel Blumenthal and Constantino Gonzalez." Such options will become exercisable with respect to one-third of the underlying shares on each of the third, fourth and fifth anniversaries after the date of the grant and will terminate not more than ten years following the date of the grant. The exercise price of such options is $18.00 per share. In addition, pursuant to the General Cigar Holdings 1997 Stock Option Plan, an option to purchase 100,000 shares of Class A Common Stock will be granted to Austin T. McNamara.


CULBRO EMPLOYEE BENEFIT PLANS TO BE ASSUMED BY GENERAL CIGAR

    The following is a summary of certain of Culbro's employee benefit plans and awards pursuant thereto that General Cigar has assumed or will assume, as of the date of the Asset Transfers, the date of

Distribution or the date of the Merger, as the case may be, as described below. Assumption of the Culbro plans will be effected pursuant to the Benefits and Employment Matters Allocation Agreement entered into prior to the Distribution.

    CULBRO STOCK OPTION PLANS

    Culbro maintains three employee stock option plans (collectively, the "Culbro Employee Stock Option Plans") under which unexercised options currently are outstanding: (i) the Culbro Corporation 1991 Employees Incentive Stock Option Plan (the "1991 Plan"); (ii) the Culbro Corporation 1992 Stock Plan (the "1992 Plan"); and (iii) the Culbro Corporation 1996 Stock Plan (the "1996 Plan"). As of December 31, 1996 options for 46,114 shares, 196,400 shares, and 100,000 shares of Culbro Common Stock were outstanding under the 1991 Plan, the 1992 Plan and the 1996 Plan, respectively. The Culbro Employee Stock Option Plans currently are administered by the Compensation Committee of the Board of Directors of Culbro (the "Culbro Compensation Committee"). Options granted under the Culbro Employee Stock Option Plans are intended to be incentive stock options or nonqualified options. Options granted under the 1991 Plan and the 1992 Plan are not exercisable until three years after the date of grant and terminate eight years from the date of the grant. Options granted under the 1996 Plan are exercisable in equal installments over five years beginning on the third anniversary of the date of grant at increasing exercise prices. See "--Stock Option Information."

    Culbro maintains two stock option plans for its non-employee Directors, the 1993 Stock Option Plan for Non-Employee Directors (the "1993 Director Plan") and the 1996 Stock Option Plan for Non-Employee Directors (the "1996 Director Plan"). Under the 1993 Director Plan, options to purchase 2,000 shares of Culbro Common Stock were granted to each non-employee Director of Culbro in each of 1993, 1994 and 1995. In total, options exercisable with respect to 42,000 shares of Culbro Common Stock were granted under the 1993 Director Plan, of which options exercisable with respect to 36,000 shares were outstanding as of December 31, 1996. Options granted under the 1993 Director Plan have exercise prices between $14.38 and $19.50 per share. No further options will be granted pursuant to the 1993 Director Plan. Under the 1996 Director Plan, options exercisable for 1,000 shares of Culbro Common Stock will be granted annually to non-employee Directors of Culbro. There are a total of 25,000 shares of Culbro Common Stock reserved for issuance under the 1996 Director Plan, of which options exercisable for 7,000 shares were granted in April 1996 at an exercise price of $63.81.

    Pursuant to the Benefits and Employment Matters Allocation Agreement, as of the date of the Distribution, except as described below with respect to incentive stock options, each current holder of an option to acquire shares of Culbro Common Stock pursuant to the 1991 Plan, the 1992 Plan, the 1996 Plan, the 1993 Director Plan or the 1996 Director Plan (together, the "Culbro Stock Option Plans") will receive in exchange therefor two separately exercisable options, one option to purchase shares of Culbro Common Stock (a "Culbro Option") and one option to purchase shares of Griffin Common Stock (a "Griffin Option"), each containing terms substantially equivalent in the aggregate to those of such holder's pre-Distribution option except that cross-over options (i.e. Culbro Options held by persons who are employed by, or who are non-employee directors of, Griffin following the Distribution, and Griffin Options held by persons who are employed by, or who are non-employee directors of, Culbro following the Distribution, respectively) shall become fully exercisable upon the date of the Distribution. With respect to each holder of a nonqualified option, the combined aggregate exercise price of the Culbro Option and the Griffin Option shall be equal to the aggregate exercise price of the pre-Distribution option. With respect to each holder of an incentive stock option, the number of shares with respect to which each Culbro Option and each Griffin Option are exercisable, and the exercise price for each Culbro Option and each Griffin Option, will be set so as to preserve the Exercise Ratio and the Aggregate Spread (both as described below) attributed to options currently outstanding, such determination to be based on the respective trading prices of Culbro Common Stock and Griffin Common Stock following the Distribution. The "Exercise Ratio" of the Culbro Option and the Griffin Option, respectively, shall be set such that on a share by share basis, the ratio of the exercise price of the Culbro Option and the Griffin Option to the value of Culbro Common Stock or Griffin common stock, respectively, shall be equal to the ratio of the pre-Distribution exercise price to the pre-Distribution value of stock subject to the option. The "Aggregate Spread" of an option is an amount equal to the difference between the exercise price of an option and the price of a share of Culbro Common Stock immediately prior to the Distribution multiplied by the number of shares underlying such option.

    Upon consummation of the Merger, each Culbro Option will be converted into an option to purchase Class A Common Stock (a "General Cigar Option"). The number of shares with respect to which a General Cigar Option is exercisable and the exercise price for a General Cigar Option will be subject to adjustment based on the ratio of the number of shares of Common Stock issuable in the Merger with respect to each share of Culbro Common Stock. The Culbro Options will not be exercisable for Class A Common Stock until the Merger has been consummated. In order to assure that the exercise of Culbro Options prior to the consummation of the Merger does not result in disproportionate dilution to the Culbro shareholders, Culbro will pay to General Cigar the amount of the exercise price received upon the exercise of such Culbro Option and in exchange therefor General Cigar will provide to Culbro a number of shares of Common Stock equal to the number of shares of Culbro Common Stock issued upon exercise of such Culbro Option multiplied by 4.44557.

    STOCK OPTION INFORMATION

    The following table sets forth the number of stock options granted to each of the Culbro Officers and the General Cigar Officers during fiscal 1996.

                                          INDIVIDUAL GRANTS                                      POTENTIAL REALIZABLE
                                   -------------------------------                                 VALUE AT ASSUMED
                                                    PERCENTAGE OF                                  ANNUAL RATES OF
                                     NUMBER OF      TOTAL OPTIONS                                    STOCK PRICE
                                     SECURITIES      GRANTED TO                                  APPRECIATION FOR TEN
                                     UNDERLYING     EMPLOYEES IN    EXERCISE OR                    YEAR OPTION TERM
                                      OPTIONS        1996 FISCAL    BASE PRICE   EXPIRATION   --------------------------
NAME                               GRANTED (#)(1)       YEAR         ($/SHARE)      DATE           5%           10%
---------------------------------  --------------  ---------------  -----------  -----------  ------------  ------------
Edgar M. Cullman, Jr.............       100,000            74.4%            (2)     1/16/04   $  2,633,368  $  8,422,455
A. Ross Wollen...................         1,500             1.1%     $   59.38      2/21/04   $     56.016  $    141,954
A. Ross Wollen...................         3,500             2.6%     $   46.75      1/16/04   $    102,903  $    260,776
Austin T. McNamara...............        10,000             7.4%     $   59.38      2/21/04   $    373,438  $    946,364
Joseph C. Aird...................           500             0.4%     $   59.38      2/21/04   $     18,670  $     47,320
Joseph C. Aird...................         2,500             1.9%     $   46.75      1/16/04   $     73,500  $    186,275

------------------------

(1) Upon consummation of the distribution, each holder of an option to acquire shares of Culbro Common Stock as set forth herein will receive in exchange therefor two separately exercisable options: a Culbro Option and a Griffin Option. See "--Culbro Stock Option Plans."

(2) 40,000 of such options are exercisable at $66.00 per share, 40,000 of such options are exercisable at $72.60 per share and 20,000 of such options are exercisable at $80.00 per share.

    Edgar M. Cullman did not hold any options at 1996 fiscal year end. The following table presents the value of options exercised in fiscal 1996 and the value of unexercised options held by the other Culbro Officers and General Cigar Officers at November 30, 1996.

                                                                      NUMBER OF SECURITIES
                                                                       UNDERLYING OPTIONS         VALUE OF UNEXERCISED
                                                                    HELD AT FISCAL YEAR END       IN-THE-MONEY OPTIONS
                                                        VALUE                 (#)                AT FISCAL YEAR END (1)
                                    SHARES ACQUIRED    REALIZED    --------------------------  ---------------------------
NAME                                ON EXERCISE(#)       ($)       EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
----------------------------------  ---------------  ------------  -----------  -------------  ------------  -------------
Edgar M. Cullman, Jr..............        --              --           --            100,000   $          0   $         0
Jay M. Green......................        24,300     $  1,102,163      85,200         75,000   $  3,913,825   $ 3,975,000
A. Ross Wollen....................        12,697     $    676,115      19,003         31,500   $    774,249   $ 1,184,375
Austin T. McNamara................         6,900     $    303,169       3,000         37,400   $    120,750   $ 1,185,850
Joseph C. Aird....................         8,789     $    437,689       8,211          7,000   $    399,999   $   204,625

------------------------

(1) The amounts presented in this column have been calculated based upon the difference between the fair market value of $57.00 of Culbro Common Stock on November 30, 1996 and the exercise price of each stock option. See "--Culbro Stock Option Plans."

    CULBRO ANNUAL INCENTIVE COMPENSATION PLAN

    The Culbro Compensation Committee meets during the first quarter of each year to assess the performance during the preceding fiscal year of the officers of Culbro and senior officers of its subsidiaries and to recognize and reward meritorious performance by payment of incentive compensation with respect to such year. Pursuant to a plan approved for 1996 by the Culbro Board of Directors, such annual incentive compensation was based upon predetermined percentages of each recipient's annual salary and depended upon the achievement of specified financial and strategic goals. Incentive compensation is payable in cash subject to deferral under Culbro's Deferred Incentive Compensation Plan. Culbro's 1996 annual plan resulted in the payments to Culbro executives set forth under "Management--Executive Compensation." Culbro employees who do not participate in the incentive compensation plan may be eligible for annual bonus payments depending upon operating unit results. Following the consummation of the Asset Transfers, General Cigar intends to assume and continue the Annual Incentive Compensation Plan, subject to any adjustments necessary to reflect the Distribution and the Merger. In addition, it is currently contemplated that General Cigar employees who do not participate in the incentive compensation plan may be eligible to receive annual bonus payments depending on General Cigar results.

    CULBRO LONG TERM PERFORMANCE PLAN

    In 1988, the Culbro Compensation Committee and the Culbro Board of Directors approved the Long Term Performance Plan (the "Performance Plan") which is intended to provide additional cash compensation to certain officers of Culbro and senior officers of its subsidiaries selected by the Culbro Compensation Committee. Payments under the Performance Plan are based on the financial performance of the subsidiaries and Culbro over three-year performance cycles, which began in 1989 and every other year thereafter. The third three-year performance cycle which began with fiscal year 1993 resulted in the payments set forth under "Management--Executive Compensation." The Performance Plan was amended for the three-year performance period 1995-1997. Certain senior officers of General Cigar Co., Inc. and certain other subsidiaries are eligible to receive rewards based upon the return on net assets for the applicable business unit.

    In late 1996, the Culbro Board of Directors, on the recommendation of the Culbro Compensation Committee, approved the full vesting and termination of the 1995-1997 Performance Plan as it pertains to Culbro corporate executives. These awards total approximately $3.4 million and will be paid in installments from 1997 to 1999. See "Management--Executive Compensation."

    Pursuant to the Asset Transfers, General Cigar assumed the Performance Plan with respect to participants employed by General Cigar Co., Inc., subject to any adjustments necessary to reflect the Distribution and the Merger. Employees of subsidiaries other than General Cigar Co., Inc. are eligible to receive the portion of their award, if any, earned through the date of the Asset Transfers, and all such employees ceased participating in the Performance Plan following the date of the Asset Transfers. Determination and payment of any award under the Performance Plan with respect to participants other than participants employed by General Cigar Co., Inc. will be made by the subsidiary for which the employee was employed.

    CULBRO DEFERRED INCENTIVE COMPENSATION PLAN

    In 1982, the Culbro Board of Directors adopted the Deferred Incentive Compensation Plan to be administered by the Culbro Compensation Committee, pursuant to which recipients of incentive compensation and directors' fees may elect to defer receipt thereof under a defined contribution arrangement. Amounts deferred earn interest, compounded quarterly, at the prime rate less 1%. Such amounts are not intended to be recognized for tax purposes until received. Participating recipients may designate the amount and the time periods of deferral. Participants have no vested rights in deferred amounts credited to their accounts and are general creditors of Culbro until such amounts actually are paid. Pursuant to the Asset Transfers, General Cigar has assumed and will continue the Deferred Incentive Compensation Plan, subject to any adjustments necessary to reflect the Distribution and the Merger. Upon the assumption of the Deferred Incentive Compensation Plan by General Cigar, participants will become general creditors of General Cigar until deferred amounts credited to their accounts are paid.

    CULBRO SAVINGS PLAN

    The Culbro Board of Directors adopted a Savings Plan in 1982 (the "Savings Plan"). The Savings Plan covers salaried and hourly employees of Culbro and its participating subsidiaries who are employed in the U.S., are over age 21 and have six months of service. In 1996, a participating employee could have (i) saved up to 5% of annual base salary through payroll deductions, with Culbro contributing $0.40 on each dollar contributed and (ii) saved an additional 10% of annual base salary without receiving any matching contributions. Highly compensated employees are limited to an additional 3% of annual base salary without receiving any matching contributions. Contributions made in 1996 through payroll deductions not in excess of $9,500 per employee may have been accumulated as pre-tax savings pursuant to Section 401(k) of the Internal Revenue Code. Participants are permitted to choose to allocate their contributions among several alternative investment options. Pursuant to the Asset Transfers, Griffin is responsible for any amounts under the Savings Plan due to its employees as of the date of the Asset Transfers.

    During fiscal 1996, Culbro's matching contributions under the Savings Plan for the accounts of the Culbro Officers and General Cigar Officers are included in the Summary Compensation Table set forth under "Management--Executive Compensation."

    Effective as of the date of the Distribution, Savings Plan participants employed by Griffin will cease to be eligible to participate in the Savings Plan. Following the Distribution, Culbro will continue to maintain the Savings Plan. Upon the consummation of the Merger, General Cigar will assume and continue to maintain the Savings Plan.

    CULBRO RETIREMENT PLAN

    Retirement benefits are payable under Culbro's Employees Retirement Plan (the "Retirement Plan") for officers and other employees of Culbro and its participating subsidiaries. Directors who are not employees do not participate. Benefits are accrued under the Plan on a career-average earnings basis and through 1996, the pension credit is 1.1% for annual compensation up to the individual's covered compensation as determined from published Social Security tables and 1.65% for annual compensation above said amounts. Compensation is the base rate of earnings as of the first business day of each Plan Year payable for service during the Plan Year excluding overtime, bonuses, incentive compensation or other additional compensation. The estimated annual benefits payable as a life annuity upon retirement at normal retirement age, which assumes service will continue until age 65 at 1996 base salaries, for Messrs. Cullman, Jr., Green, Wollen, McNamara and Aird are $101,991, $56,641, $65,324, $59,044 and $49,977, respectively. The retirement benefit of $165,544, subject to certain inflation adjustments, for Edgar M. Cullman reflects the fact that he deferred receipt since age 65 from 1983 to 1989.

    Effective as of the Distribution, the benefits of all Retirement Plan participants employed by Griffin following the Distribution will be frozen, and such participants will cease to accrue further benefits under the Retirement Plan. All such participants will be fully vested in any benefits accrued through the date of the Distribution. Following the Distribution, Culbro will continue to maintain the Retirement Plan. Upon the consummation of the Merger, General Cigar will assume and continue to maintain the Retirement Plan, and participants, other than those employed by Griffin following the Distribution, will continue to accrue benefits in the Retirement Plan in accordance with its terms.

    CULBRO INSURANCE AND HEALTH PROGRAMS

    Culbro maintains a variety of employee welfare benefit plans providing life, hospitalization, medical and long-term disability insurance for its salaried and certain hourly paid employees. In addition Culbro provides life, hospitalization and medical insurance for certain of its retired employees. Culbro's aggregate contributions for such employee welfare benefit plans in fiscal 1996 amounted to approximately $3.3 million. Culbro plans to maintain such welfare benefit plans and insurance arrangements for all eligible pre-Asset Transfers employees, and that upon the consummation of the Merger, General Cigar will assume and continue such welfare benefit plans and insurance arrangements. Any such plan or arrangement benefiting persons employed by Griffin following the Asset Transfer Date will be subject to certain fee sharing arrangements with Griffin.

    In 1976, Culbro adopted an Executive Life Insurance Program (the "Program") pursuant to which insurance was purchased for middle and senior level officers and employees. Insurance coverage of $20,000 was provided for each $10,000 salary increment in excess of $50,000 and additional coverage of $10,000 was provided for each $10,000 salary increment in excess of $100,000 up to a maximum insurance coverage of $250,000. As of July 1, 1988 the Program was suspended and all benefits remain as they were as of that date. No new participants have been offered benefits under this Program since its suspension. The aggregate face amount of such coverage through November 30, 1996 was approximately $2.8 million. The amounts paid by Culbro in fiscal 1996 as premiums totaled approximately $80,000, which was paid in part from a loan against the cash value of said insurance and the balance in cash.

    EMPLOYMENT AGREEMENT OF JAY M. GREEN

    In 1994, Culbro entered into an employment agreement with Jay M. Green, Culbro's Chief Financial Officer (the "Employment Agreement"). The Employment Agreement provides that Mr. Green be employed as Executive Vice President--Finance and Administration and Treasurer for a period of five years from April 1994 to April 1999 at a base salary of $340,000 (subject to increase annually as determined by the Culbro Compensation Committee). If Mr. Green is terminated by Culbro without cause, he will be entitled to receive a cash severance payment of 150% of his annual salary. The Employment Agreement also provides for a grant of an option (the "Option") to purchase 125,000 shares of Culbro Common Stock at an exercise price of $4 per share.

    The Option vests and becomes exercisable with respect to 20% of the underlying common stock per year, on each of the five anniversaries of the date of the grant. The Option expires (a) on the tenth anniversary date of the date it becomes exercisable, or (b) after the date Mr. Green ceases to be an employee of Culbro or its subsidiaries, (i) within one year following Mr. Green's death or disability,

(ii) within three months following a voluntary termination and (iii) immediately upon a termination for cause. The Option shall become immediately exercisable with respect to all shares covered thereby in the event of a termination without cause after the first 30 months of the Employment Agreement; provided that the Option shall expire within three months of such termination. Additionally, in the event that (i) any person or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) other than the Cullman & Ernst Group shall own, directly or indirectly, Common Stock having an aggregate voting power equal to or greater than that of the Common Stock owned in the aggregate, directly or indirectly, by the Cullman & Ernst Group or (ii) the Board of Directors of General Cigar shall not consist of a majority of continuing directors (defined for this purpose as directors of General Cigar on May 2, 1997 and any other director, the nomination of whom for election to the Board of Directors of General Cigar is recommended by a majority of the then continuing directors of General Cigar), the Option shall become exercisable in its entirety.


    General Cigar assumed Culbro's obligations under the Employment Agreement pursuant to the Asset Transfers. Upon consummation of the Distribution, Mr. Green will receive, in exchange for his Option, two separately exercisable options: one Culbro Option and one Griffin Option. Upon consummation of the Merger, Mr. Green's Culbro Option will be converted into a General Cigar Option. The number of shares with respect to which a General Cigar Option is exercisable, and the exercise price for a General Cigar Option, will be subject to adjustment based on the ratio of Class A Common Stock to Culbro Common Stock in the Merger. See "--Culbro Stock Option Plans."

EMPLOYMENT AND CONSULTING AGREEMENTS OF FRANK LLANEZA, DANIEL BLUMENTHAL AND
  CONSTANTINO GONZALEZ

    Simultaneously with the consummation of the Villazon Acquisition, General Cigar Co., Inc. entered into employment and consulting agreements (the "Consulting Agreements") with Frank Llaneza, Daniel Blumenthal and Constantino Gonzalez, officers of Villazon (the "Villazon Officers"). The Consulting Agreements provide that the Villazon Officers will act as principal executives of General Cigar Co., Inc. and will continue to discharge the duties historically associated with their positions at Villazon. The Villazon Officers will serve in such positions until January 31, 2000. Each of Mr. Llaneza's and Mr. Blumenthal's salary will be $250,000 per year, while Mr. Gonzalez's salary will be $200,000 per year. No other payments will be made under the Consulting Agreements. The Villazon Officers will serve as consultants with respect to all aspects of the business, including product development and customer and supplier relations, from February 1, 2000 until January 31, 2001. Thereafter, the Villazon Officers will advise General Cigar Co., Inc. from time to time, until January 31, 2002.

    The Villazon Officers are entitled to receive options pursuant to the General Cigar Holdings 1997 Stock Option Plan. Mr. Llaneza and Mr. Blumenthal are each are entitled to receive options for 20,000 shares of Class A Common Stock with an exercise price of $18.00 per share for a total exercise price of $360,000, while Mr. Gonzalez is entitled to receive options for 15,555.5 shares of Class A Common Stock with an exercise price of $18.00 per share for a total exercise price of $280,000. See "--1997 Stock Option Plan."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

                          OF CULBRO AND GENERAL CIGAR

    Since December 1, 1995, Frederick M. Danziger, a member of the Cullman & Ernst Group and the husband of Lucy C. Danziger, has been Of Counsel to the law firm of Latham & Watkins. During Culbro's 1996 fiscal year, such firm received fees and disbursements of approximately $1.5 million from Culbro for services rendered. See "Principal Stockholders."

    The interior design firm of Cullman & Kravis, which is part-owned by a member of the Cullman & Ernst Group, provided interior design services for Club Macanudo, Inc. and for renovations to Culbro's New York City facilities. In 1996, a total of approximately $526,000 was paid to such firm in reimbursement for the purchase of furniture, fabrics and painting and for fees and commissions.

    General Cigar recently entered into an agreement with John L. Bernbach, a Director of General Cigar, pursuant to which Mr. Bernbach will provide consulting services to General Cigar with respect to its international operations, for which General Cigar will pay Mr. Bernbach a fee of $75,000 per year.

    Messrs. Cullman are members of the Board of Directors of Bloomingdale Properties, Inc. of which Mr. Ernst is Chairman and President. Edgar M. Cullman is a member of the Board of Directors of Centaur, of which Mr. Sherren is Chief Executive Officer.


    Mr. Solomon is Chairman of Peter J. Solomon Company Limited ("PJSC"), an investment banking firm. Such firm provides Culbro with strategic and financial advisory services as well as specific transaction-related advisory services pursuant to an engagement letter. In 1995, PJSC was paid a retainer of $75,000 for providing such advisory services. In 1996, PJSC was paid a retainer of $140,625 for such advisory services and was paid a transaction fee of $825,000 for services rendered as financial advisor in connection with the sale of Culbro's CMS Gilbreth Packaging Systems, Inc. division. In addition, Culbro reimbursed PJSC for certain expenses incurred in connection with the rendering of such services. In connection with the Offering, at the request of General Cigar, the underwriters have paid Peter J. Solomon Securities Company Limited, an affiliate of PJSC, a fee of $700,000.


    Real estate management and advisory services have been provided to Culbro by an affiliate of Bloomingdale Properties, Inc., with which members of the Cullman & Ernst Group are associated. A fee of approximately $200,000 was paid by Culbro in 1996 for management of Culbro's New York office building and for other real estate advisory services.

                             PRINCIPAL STOCKHOLDERS


    Culbro beneficially owns 20,267,940 shares of Class B Common Stock, constituting all of the outstanding shares of Class B Common Stock. No shares of Class A Common Stock were outstanding prior to the Offering. Before giving effect to the Merger, Culbro will continue to own 20,267,940 shares of Class B Common Stock (subject to adjustment for any Culbro stock options exercised prior to the Merger), constituting 75% of the outstanding Common Stock and 97% of the voting power of the outstanding Common Stock. Pursuant to the Merger, each of the 4,559,132 outstanding shares of Culbro Common Stock (subject to adjustment for any Culbro stock options exercised prior to the Merger) will be converted into the right to receive 4.44557 shares of Class B Common Stock, and each share of Class B Common Stock owned by Culbro will be canceled. As a result, the holders of Culbro Common Stock immediately preceding the Merger will own 20,267,940 shares of Class B Common Stock (subject to adjustment for any Culbro stock options exercised prior to the Merger), constituting 75% of the outstanding Common Stock and 97% of the voting power of the outstanding Common Stock, following the Merger. For information regarding the Merger, see "The Merger." For a description of the Class A Common Stock and the Class B Common Stock, see "Description of Capital Stock."


    The following table sets forth certain information regarding beneficial ownership of the (i) Culbro Common Stock as of February 4, 1997 and (ii) the Common Stock as of December 31, 1996, after giving effect to the Merger, in each case, by each person who is known by General Cigar to beneficially own more than 5% of the outstanding shares of Common Stock, each director, Culbro Officer and General Cigar Officer and all directors and executive officers of General Cigar as a group. Unless otherwise indicated, all shares of Common Stock shown represent Class B Common Stock. Unless otherwise indicted, the address of each person named in the table below is Culbro Corporation, 387 Park Avenue South, New York, New York 10016.


                                                                    CULBRO COMMON            COMMON STOCK OF
                                                                        STOCK                 GENERAL CIGAR
                                                                 PRIOR TO THE MERGER       FOLLOWING THE MERGER
                                                               ------------------------  ------------------------
                                                                 SHARES       PERCENT      SHARES       PERCENT
                                                               BENEFICIALLY     OF       BENEFICIALLY     OF
NAME AND ADDRESS OF BENEFICIAL OWNER                              OWNED        TOTAL        OWNED        TOTAL
-------------------------------------------------------------  -----------  -----------  -----------  -----------
Edgar M. Cullman (2).........................................     974,874         21.4    4,333,870         16.0
Edgar M. Cullman Jr. (2).....................................     891,658         19.6    3,963,927         14.6
Louise B. Cullman (2)(3).....................................     834,347         18.3    3,709,147         13.7
Susan R. Cullman (2)(3)......................................     784,529         17.2    3,487,678         12.8
Lucy C. Danziger (2)(3)......................................   1,051,264         23.1    4,673,467         17.2
John L. Ernst (2)(3).........................................     420,271          9.2    1,868,343          6.9
B. Bros. Realty Limited Partnership (4)......................     233,792          5.1    1,039,338          3.8
Gabelli Funds, Inc. (5)......................................     868,200         19.0    3,859,644         14.2
Dan W. Lufkin................................................      14,000            *       62,237            *
Thomas C. Israel.............................................       9,000(6)          *      40,010(6)          *
Peter J. Solomon.............................................       5,000(6)          *      22,227(6)          *
Francis T. Vincent, Jr.......................................       5,000(6)          *      22,227(6)          *
John L. Bernbach.............................................       2,600(7)          *      11,558(7)          *
Graham V. Sherren............................................       2,500(7)          *      11,113(7)          *
Bruce A. Barnet..............................................       4,100(6)          *      18,226(6)          *
Jay M. Green.................................................     110,900(8)        2.4     493,013(8)        1.8
Austin T. McNamara...........................................      15,400(9)          *      68,461(9)          *
A. Ross Wollen...............................................      43,368(10)          *    192,795(10)          *
Joseph C. Aird...............................................      10,584            *       47,052            *
All officers and directors as a group (14 persons)(11).......   1,689,815         37.1    7,512,191         27.5


------------------------

*   Less than 1%


(1) This information reflects the definition of beneficial ownership adopted by the Commission. Beneficial ownership shown reflects sole investment and voting power, except as reflected in footnote 2. Where more than one person shares investment and voting power in the same shares such shares may be shown more than once. Such shares are reflected only once, however, in the total for all directors and officers. Includes options exercisable within 60 days granted to directors pursuant to the Stock Option Plans for Non-employee Directors and options exercisable within 60 days held by each Named Executive Officer. Excluded are shares held by charitable foundations and trusts of which members of the Cullman and Ernst Group are officers and directors. As of December 20, 1996, a group consisting of Messrs. Cullman, direct members of their families and trusts for their benefit, Mr. Ernst, his sister and direct members of their families and trusts for their benefit, a partnership in which members of the Cullman and Ernst families hold substantial direct and indirect interests and charitable foundations and trusts of which members of the Cullman and Ernst families are directors or trustees, owned an aggregate of approximately 2,237,147 shares of Culbro's Common Stock (approximately 50% of the outstanding shares of Culbro Common Stock). Among others, Messrs. Cullman and Mr. Ernst hold investment and voting power or shared investment and voting power over such shares. Certain of such shares are pledged as security for loans payable under standard pledge arrangements. A form filed with the Commission on behalf of the Cullman & Ernst Group states that there is no formal agreement governing the group's holding and voting of such shares but that there is an informal understanding that the persons and entities included in the group will hold and vote together the shares owned by each of them in each case subject to any applicable fiduciary responsibilities. Louise B. Cullman is the wife of Edgar M. Cullman. Susan R. Cullman and Lucy C. Danziger are the daughters of Edgar M. Cullman and Louise B. Cullman.

(2) Included within the Culbro shares shown as beneficially owned by Edgar M. Cullman are 863,576 shares in which he holds shared investment and/or voting power; included within the shares shown as beneficially owned by Mr. Ernst are 411,321 shares in which he holds shared investment and/or voting power; and included within the shares shown as beneficially owned by Edgar M. Cullman, Jr. are 751,490 shares in which he holds shared investment and/or voting power. Included within the shares shown as beneficially owned by Louise B. Cullman are 730,937 shares in which she holds shared investment and/or voting power; included within the shares shown as beneficially owned by Susan R. Cullman are 690,042 shares in which she holds shared investment and/or voting power; included within the shares shown as beneficially owned by Lucy C. Danziger are 969,422 shares in which she holds shared investment and/or voting power. Excluded in each case are shares held by charitable foundations and trusts in which such persons or their families or trusts for their benefit are officers and directors. Messrs. Cullman, Ernst and Cullman, Jr. disclaim beneficial interest in all shares over which there is shared investment and/or voting power and in all excluded shares.


(3) The address of each of Louise B. Cullman, Susan R. Cullman, Lucy C. Danziger and John L. Ernst is c/o 641 Lexington Avenue, New York, New York.


(4) The address of B. Bros. Realty Limited Partnership is 641 Lexington Avenue, New York, New York.

(5) The address of such person is Gabelli Funds, Inc., One Corporate Center, Rye, New York, NY 10580. A form filed with the Commission in September 1991 by Gabelli Funds, Inc. as subsequently amended indicates that the securities have been acquired by Gabelli Funds, Inc. and its wholly-owned subsidiaries on behalf of their investment advisory clients. Culbro has been informed that no individual client of Gabelli Funds, Inc. has ownership of more than 5% of outstanding Culbro Common Stock.

(6) 4,000 of such shares reflect options which, upon consummation of the Merger, will be exercisable for 17,782 shares of Class A Common Stock.

(7) 2,000 of such shares reflect options which, upon consummation of the Merger, will be exercisable for 8,891 shares of Class A Common Stock.

(8) 110,200 of such shares reflect options which, upon consummation of the Merger, will be exercisable for 489,901 shares of Class A Common Stock.

(9) All of such shares reflect options which, upon consummation of the Merger, will be exercisable for 68,461 shares of Class A Common Stock.

(10) 30,503 of such shares reflect options which, upon consummation of the Merger, will be exercisable for 135,603 shares of Class A Common Stock.

(11) Excluding shares held by certain charitable foundations the officers and/or directors of which include certain officers and directors of General Cigar.

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                          DESCRIPTION OF CAPITAL STOCK


    General Cigar's authorized capital stock consists of 50,000,000 shares of Class A Common Stock, 25,000,000 shares of Class B Common Stock and 20,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"), of which 20,267,940 shares of Class B Common Stock are outstanding. The following summary description of the capital stock of General Cigar is qualified in its entirety by reference to the form of Amended and Restated Certificate of Incorporation of General Cigar (the "Amended Certificate") and By-Laws of General Cigar (the "By-Laws"), a copy of each of which is incorporated by reference as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus forms a part.


CLASS A COMMON STOCK AND CLASS B COMMON STOCK

    The Amended Certificate provides for two classes of common stock, Class A Common Stock and Class B Common Stock, which are substantially identical, except for disparity in voting power. See "Risk Factors--Control by Certain Stockholders; Anti-Takeover Effects of Dual Classes of Stock; Other Anti-Takeover Provisions."

    Each share of Class A Common Stock entitles the holder of record to one vote and each share of Class B Common Stock entitles the holder of record to ten votes at each annual or special meeting of stockholders, in the case of any written consent of stockholders, and for all other purposes. The holders of Class A Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of the stockholders, except as otherwise provided by law. Neither the holders of Class A Common Stock nor the holders of Class B Common Stock have cumulative voting or preemptive rights. General Cigar, as a condition to counting the votes cast by any holder of Class B Common Stock at any annual or special meeting of stockholders, in the case of any written consent of stockholders, or for any other purpose, may require the furnishing of such affidavits or other proof as it may reasonably request to establish that the Class B Common Stock held by such holder has not been converted, by virtue of the provisions of the Amended Certificate, into Class A Common Stock.

    The holders of the Class A Common Stock and Class B Common Stock are entitled to receive dividends and other distributions as may be declared thereon by the Board of Directors of General Cigar out of assets or funds of General Cigar legally available therefor, subject to the rights of the holders of any series of Preferred Stock and any other provision of the Amended Certificate. The Amended Certificate provides that if at any time a dividend or other distribution in cash or other property is paid on Class A Common Stock or Class B Common Stock, a like dividend or other distribution in cash or other property also will be paid on Class B Common Stock or Class A Common Stock, as the case may be, in an equal amount, except that voting securities paid on the Class B Common Stock may have ten times the number of votes per share as voting securities paid on the Class A Common Stock. In the case of any split, subdivision, combination or reclassification of Class A Common Stock or Class B Common Stock, the shares of Class A Common Stock or Class B Common Stock, as the case may be, also will be split, subdivided, combined or reclassified so that the number of shares of Class A Common Stock and Class B Common Stock outstanding immediately following such split, subdivision, combination or reclassification will bear the same relationship to each other as that which existed immediately prior thereto.

    In the event of any liquidation, dissolution or winding up of General Cigar, the holders of Class A Common Stock and the holders of Class B Common Stock are entitled to receive the assets and funds of General Cigar available for distribution after payments to creditors and to the holders of any Preferred Stock of General Cigar that may at the time be outstanding, in proportion to the number of shares held by them, respectively, without regard to class.

    In the event of any corporate merger, consolidation, purchase or acquisition of property or stock, or other reorganization in which any consideration is to be received by the holders of Class A Common Stock or the holders of Class B Common Stock, the holders of Class A Common Stock and the holders of Class B

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Common Stock will receive the same consideration on a per share basis; except that, if such consideration shall consist in any part of voting securities (or of options or warrants to purchase, or of securities convertible into or exchangeable for, voting securities), the holders of Class B Common Stock may receive, on a per share basis, voting securities with ten times the number of votes per share as those voting securities to be received by the holders of Class A Common Stock (or options or warrants to purchase, or securities convertible into or exchangeable for, voting securities with ten times the number of votes per share as those voting securities issuable upon exercise of the options or warrants to be received by the holders of the Class A Common Stock, or into which the convertible or exchangeable securities to be received by the holders of the Class A Common Stock may be converted or exchanged).

    The Amended Certificate provides that no person holding record or beneficial ownership of shares of Class B Common Stock (a "Class B Holder") may transfer, and General Cigar will not register the transfer of, such shares of Class B Common Stock, except to a Permitted Transferee. For purposes of the foregoing, the issuance of shares of Class B Common Stock to holders of Culbro Common Stock as a result of the Merger will not be deemed to be a transfer. A transfer to a Permitted Transferee generally means a transfer to an affiliate of the Class B Holder, which may include transfers into estates, from trusts to their beneficiaries and from owners into trusts. In certain circumstances set forth in the Amended Certificate, the change in ownership or control of a record or beneficial holder of Class B Common Stock will also result in the conversion of such holder's Class B Common Stock into Class A Common Stock. Notwithstanding the foregoing, any holder of Class B Common Stock may pledge shares of Class B Common Stock as collateral for any indebtedness or other obligations without triggering a conversion of such Class B Common Stock into Class A Common Stock. The Amended Certificate also provides that General Cigar will not register the transfer of any shares of Class B Common Stock unless the transferee and the transferor of such Class B Common Stock have furnished such affidavits and other proof as General Cigar reasonably may request to establish that such proposed transferee is a Permitted Transferee. In addition, upon any purported transfer of shares of Class B Common Stock not permitted under the Amended Certificate, including as a result of a foreclosure upon shares of Class B Common Stock subject to a pledge, all shares of Class B Common Stock purported to be so transferred will be deemed to be converted into shares of Class A Common Stock, and stock certificates formerly representing such shares of Class B Common Stock will be deemed to represent such number of shares of Class A Common Stock as equals the number of shares of Class A Common Stock into which such shares of Class B Common Stock could be converted pursuant to the terms of the Amended Certificate.

PREFERRED STOCK

    The Board of Directors, without further stockholder authorization, is authorized to issue, from time to time, Preferred Stock in one or more series, to establish the number of shares to be included in any such series and to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, including dividend rights and preferences over dividends on the Common Stock, conversion rights, voting rights, redemption rights, the terms of any sinking fund therefor and rights upon liquidation. The ability of the Board of Directors of General Cigar to issue Preferred Stock, while providing flexibility in connection with financing, acquisitions and other corporate purposes, could have the effect of discouraging, deferring or preventing a change in control of General Cigar or an unsolicited acquisition proposal, since the issuance of Preferred Stock could be used to dilute the share ownership of a person or entity seeking to obtain control of General Cigar. In addition, because the Board of Directors of General Cigar has the power to establish the preferences, powers and rights of the shares of any such series of Preferred Stock, it may afford the holders of any Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock, which could adversely affect the rights of holders of Common Stock.

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SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    Section 203 ("Section 203") of the General Corporation Law of the State of Delaware (the "DGCL") provides, in general, that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to Section 203 (an "Interested Stockholder") but less than 85% of such stock may not engage in certain Business Combinations (as defined in Section 203) with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. The Amended Certificate contains a provision electing not to be governed by Section 203.

LIMITATIONS ON DIRECTORS' LIABILITY

    The Amended Certificate contains a provision which eliminates the personal liability of a director to General Cigar and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to General Cigar or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Delaware statutory provisions making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions or
(iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of General Cigar protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for General Cigar. As a result of this provision, the ability of General Cigar or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or recision based upon a director's breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws.

    In addition, the Amended Certificate and By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of General Cigar, or is or was serving at the request of General Cigar as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL.

TRANSFER AGENT AND REGISTRAR

    Chemical Mellon Shareholder Services, LLC is the transfer agent and registrar for the Common Stock.

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
                       DESCRIPTION OF THE CREDIT FACILITY

    On January 21, 1997, General Cigar Co., Inc. entered into a Credit Agreement with certain lenders and The Chase Manhattan Bank ("Chase"), as administrative agent, which provides for credit facilities (collectively, the "Credit Facility") comprised of a $60.0 million term loan and a revolving credit facility aggregating $60.0 million.

    Prior to the consummation of the Offering, borrowings under the Credit Facility bore interest at a rate equal to 2.0% above the rate at which eurodollar deposits for one, two, three or six months (at General Cigar's option) are offered to Chase in the interbank eurodollar market (the "Eurodollar Rate"), or 1.0% above the "ABR Rate," which is defined as the higher of (i) the rate of interest publicly announced by Chase as its prime rate in effect at its principal office in New York City (the "Prime Rate") and (ii) the federal funds effective rate from time to time plus 0.5%. Currently, the rate is the ABR Rate or 0.75% above the Eurodollar Rate. As a result of the use of proceeds from the Offering to reduce borrowings under the Credit Facility the $60.0 million term loan has been retired and the commitment under the revolving credit facility has been reduced to $50.0 million. Approximately $3.0 million was outstanding under the revolving credit facility on April 16, 1997.

    The Credit Facility includes financial and ratio covenants, including fixed charge coverage, current ratio and tangible net worth and maximum leverage tests. The Credit Facility also includes negative covenants including limitations on indebtedness, liens, guarantee obligations, mergers, consolidations, liquidations and dissolutions, sales of assets, leases, dividends and other payments in respect of capital stock, capital expenditures, investments, loans and advances, optional payments and modifications of subordinated and other debt instruments, transactions with affiliates, sale and leasebacks, changes in fiscal year, negative pledge clauses and changes in lines of business.

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
                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following discussion is a general summary of the material United States Federal income tax consequences of the Merger. This discussion is based upon the Code, regulations, proposed or promulgated thereunder, judicial precedent relating thereto, and current rulings and administrative practice of the Service, in each case as in effect as of the date hereof and all of which are subject to change at any time, possibly with retroactive effect. It is assumed that shares of Culbro Common Stock are held as "capital assets" within the meaning of Section 1221 of the Code. This discussion does not address all aspects of Federal income taxation that might be relevant to particular holders of Culbro Common Stock in light of their status or personal investment circumstances; nor does it discuss the consequences to such holders who are subject to special treatment under the Federal income tax laws, such as foreign persons, dealers in securities, regulated investment companies, life insurance companies, other financial institutions, tax-exempt organizations, pass-through entities, or taxpayers who hold Culbro Common Stock as part of a "straddle," "hedge" or "conversion transaction" or who have a "functional currency" other than the United States dollar. In addition, this discussion does not address the tax consequences to holders of options under the Culbro stock option plans.

    HOLDERS OF CULBRO COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

TAX CONSEQUENCES OF THE MERGER


    The Merger is intended to qualify as a reorganization under Section 368(a) of the Code. Assuming that the Merger and related transactions will take place as described elsewhere in this Proxy Statement/ Prospectus, at the closing, Latham & Watkins will deliver its opinion to the effect that, for Federal income tax purposes (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, (ii) no gain or loss will be recognized by Culbro or General Cigar as a result of the Merger and (iii) no gain or loss will be recognized by a holder of Culbro Common Stock as a result of the Merger except with respect to cash received by such holder upon sale of any fractional share interest in Class B Common Stock.



    Assuming the Merger is treated as a reorganization within the meaning of
Section 368(a) of the Code, no gain or loss will be recognized for Federal income tax purposes by Culbro or General Cigar as a result of the Merger. Except as described below with respect to cash received in lieu of any fractional share interest in Class B Common Stock, a holder of Culbro Common Stock will not recognize gain or loss on the conversion of shares of Culbro Common Stock into shares of Class B Common Stock pursuant to the Merger. The aggregate tax basis of the Class B Common Stock received by such holder will be the same as the aggregate tax basis of the Culbro Common Stock surrendered therefor (reduced by the amount of such tax basis allocable to fractional shares for which cash is received). Except as described below with respect to the purchase of a fractional share, the holding period of the Class B Common Stock will include the holding period of the Culbro Common Stock surrendered therefor.



    SALE OR PURCHASE OF A FRACTIONAL SHARE. Cash received by a holder of Culbro Common Stock upon sale of a fractional share interest in Class B Common Stock will be treated as received in exchange for such fractional share interest, and gain or loss will be recognized for Federal income tax purposes in an amount equal to the difference between the amount of cash received and the portion of the basis of the Culbro Common Stock allocable to such fractional share interest. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if such share of Culbro Common Stock has been held for more than one year at the Effective Time.



    The basis to an exchanging holder of Culbro Common Stock of a single share of Class A Common Stock that results from the such holder's receipt of a fractional share interest of Class B Common Stock

(that cannot be aggregated with any other fractional share interests to make a whole share of Class B Common Stock) and such holder's purchase of a fractional share interest of Class A Common Stock to make a single share, will be the basis of such fractional share interest received in the exchange as described above, plus the cost of the fractional share interest purchased. The share of Class A Common Stock so acquired will have a split holding period for purposes of determining long-term or short-term capital gain or loss; the part of the share which is attributable to the fractional share interest received in exchange for Culbro Common Stock will have a holding period which includes the period during which the Culbro Common Stock surrendered in exchange therefor was held, as provided above, and that part of the share which is attributable to the additional cash investment required for the acquisition of the fractional share interest necessary to make a whole share of Class A Common Stock will be treated as held beginning with the date following the date of acquisition of such share.


    BACKUP WITHHOLDING. Under the Code, a holder of Culbro Common Stock may be subject, under certain circumstances, to backup withholding at a 31% rate with respect to the amount of cash, if any, received in lieu of a fractional share pursuant to the Merger unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's Federal income tax liability, provided the required information is furnished to the Service.

                        COMPARISON OF STOCKHOLDER RIGHTS

    The following is a summary of certain of the material differences between the rights of holders of Culbro Common Stock and the rights of holders of Class B Common Stock. As Culbro is organized under the laws of New York and General Cigar is organized under the laws of Delaware, some of these differences arise from differences between various provisions of the corporate laws of those states. Others arise from differences in the provisions of the respective certificates of incorporation and by-laws of Culbro and General Cigar.

    DUAL CLASSES OF STOCK

    Holders of Culbro Common Stock will receive shares of Class B Common Stock of General Cigar as a result of the Merger. Each share of Class B Common Stock is entitled to ten votes on all matters submitted to holders of Common Stock for approval (as compared to one vote per share of Class A Common Stock). Upon consummation of the Merger, the outstanding Class B Common Stock will comprise approximately 37% of the issued and outstanding Common Stock, but will have approximately 48% of the voting power, in the aggregate, of the outstanding Common Stock. See "Description of Capital Stock."

    AMENDMENTS TO CERTIFICATE OF INCORPORATION

    Under New York law, except for certain specified matters, an amendment or change to the Culbro Certificate of Incorporation (the "Culbro Certificate of Incorporation") must be authorized by a vote of the Culbro Board of Directors, followed by a vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

    Under Delaware Law, amendments to General Cigar's Amended Certificate require the approval of stockholders holding a majority of the outstanding shares entitled to vote on such amendment and a majority of the outstanding stock of such class entitled to vote on such amendment as a class, unless a greater proportion is specified in the certificate of incorporation or by the provisions of the DGCL.

    AMENDMENTS TO BY-LAWS

    Under New York law, by-laws may be adopted, amended or repealed by a majority vote of all shareholders entitled to vote in the election of directors. When provided by the certificate of incorporation or a by-law adopted by the shareholders, as is the case with Culbro, the board of directors may also adopt, amend or repeal by-laws. Any by-law adopted by the board of directors without shareholder approval may be amended or repealed by a majority of votes cast at a meeting of shareholders.

    Delaware law provides that after a corporation has received any payment for its stock, the power to adopt, amend or repeal by-laws resides with the stockholders entitled to vote. A corporation may, however, grant to its board of directors in its certificate of incorporation concurrent power to adopt, amend or repeal by-laws. General Cigar's Amended Certificate expressly authorizes the General Cigar Board of Directors to make, alter or repeal the General Cigar By-Laws.

    DIRECTORS

    Under New York law, a corporation's board of directors must consist of at least three directors, unless the shares of the corporation are beneficially owned by less than three shareholders, in which case the number of directors shall not be less than the number of shareholders. Under the Culbro by-laws (the "Culbro By-laws"), the number of directors constituting the Culbro Board of Directors is determined by the Culbro Board of Directors, but may not be less than three nor more than 17.

    Under Delaware law, a corporation's board of directors must consist of one or more members, with the number fixed by the corporation's by-laws or the certificate of incorporation. Under the General Cigar By-Laws, the Board of Directors may have one or more members, the number to be fixed from time to time by resolution of the Board of Directors.

    Under New York law, directors, when taking action, including action which may relate to a change in control of the corporation, are entitled to consider both the long-term and the short-term interests of the corporation and its shareholders and the effects that any such actions may have in the short-term or the long-term on the corporation's prospects, current employees, customers and creditors. Delaware has no comparable statutory provision.

    REMOVAL OF DIRECTORS

    Under New York law, any or all directors may be removed for cause by vote of the shareholders. A director may be removed without cause by shareholder vote only if the certificate of incorporation or the by-laws so provide. The Culbro By-Laws provide that directors may be removed for cause only by the affirmative vote of a majority of the entire Board of Directors, and any or all of the Directors may be removed, with or without cause, by vote of the shareholders, except as may be otherwise expressly provided by law.

    Delaware law allows any director or the entire board of directors to be removed, with or without cause, by the vote of the holders of a majority of the shares entitled to vote.

    NEWLY CREATED DIRECTORSHIPS AND VACANCIES

    Under New York law, newly created directorships resulting from an increase in the number of directors and vacancies occurring for any reason, other than the removal of a director without cause, may be filled by vote of the board of directors. If the number of directors then in office is less than a quorum, any vacancies may be filled by vote of a majority of the directors then in office. Unless a provision of the certificate of incorporation or a by-law adopted by the shareholders provides otherwise, vacancies occurring in the board of directors through removal of directors without cause must be filled by a vote of shareholders. The Culbro By-Laws provide that newly created directorships or vacancies resulting from any cause may be filled only by a majority of the Culbro Board of Directors then in office, regardless of whether less than a quorum exists. Pursuant to New York law, any director elected by the vote of the Culbro Board of Directors is not assigned to a particular class and will serve only until the next annual meeting of shareholders.

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
    Delaware law provides that, unless otherwise provided in the certificate of incorporation or by-laws, vacancies, including those due to removal without cause and newly created directorships, may be filled by majority vote of the directors then in office, even if the number of directors then in office is less than a quorum. In addition, if, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the shares outstanding at the time and entitled to vote, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office. Such elections are to be conducted in accordance with the procedures provided by Delaware law for holding stockholder meetings.

    VOTE REQUIRED FOR CERTAIN TRANSACTIONS

    New York law generally requires the authorization of a corporation's board of directors and the affirmative vote of two-thirds of a corporation's outstanding shares entitled to vote in order to effect a merger, a consolidation, a share exchange or the sale, lease, or other disposition of all or substantially all of a corporation's assets. Delaware law requires approval of the board of directors and the affirmative vote of a majority of the outstanding stock entitled to vote thereon to authorize any such action, except that, unless required by its certificate of incorporation, no stockholder vote is required of a corporation surviving a merger if (i) such corporation's certificate of incorporation is not amended by the merger, (ii) each share of stock of such corporation will be an identical share of the surviving corporation after the merger and (iii) either no shares are to be issued by the surviving corporation or the number of shares to be issued in the merger does not exceed 20% of such corporation's outstanding common stock immediately prior to the effective date of the merger. Both New York and Delaware law contain provisions allowing mergers and consolidations of domestic with foreign corporations, so long as the other jurisdiction allows such a combination and the domestic corporation follows the procedures applicable to it.

    Under New York law, a shareholder vote is required for a corporation to redeem more than 10% of its stock from shareholders at a price above the market price. Delaware does not have a comparable statutory provision.

    BUSINESS COMBINATIONS

    New York law regulates tender offers for the equity shares of New York corporations having principal offices or significant business operations within New York. The Security Takeover Disclosure Act (the "Takeover Act") applies to offers with respect to which, after acquisition of the shares, the offeror would be the owner of more than five percent of the target company's equity securities. In such cases, no tender offer may be made unless the offeror files with the New York attorney general at his New York City office a registration statement containing information required by certain sections of the Takeover Act. The Takeover Act also regulates tender offers not subject to the requirements of Section 14(d) of the Exchange Act and sets forth, among other things, the period of time within which shares may be deposited and withdrawn pursuant to a takeover bid, the requirement that shares be purchased on a pro rata basis and the requirement that when an offeror increases the consideration offered in a takeover bid, the offeror must pay such increased consideration with respect to all shares accepted. Delaware law does not contain any comparable provision.

    New York law also provides that a "resident domestic corporation" may not engage in any business combination with any "interested shareholder" (defined as the beneficial owner of 20% or more of a corporation's voting stock) for a five-year period after the interested shareholder attains such status unless the board of directors had approved either the business combination or the transaction resulting in interested shareholder status prior to the date on which the interested shareholder became a 20% holder. Resident domestic corporations are those organized under New York law that meet various criteria regarding the loci of offices, employees, or share ownership. After five years, no resident domestic corporation may engage in a business combination with an interested shareholder other than (i) a business

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combination or transaction that had been approved by the board prior to the date the person became an interested shareholder, (ii) a business combination approved by the affirmative vote of the holders of a majority of the voting stock not beneficially owned by that interested shareholder at a meeting called for such purpose or (iii) the aggregate amount of cash and the market value, as of the consummation date, of consideration to be received per share by holders of outstanding shares of common stock in the business combination is at least equal to a certain "fair price" as determined by various criteria set forth in the statute, subject to certain exceptions. These provisions do not apply at all to certain corporations or transactions. Among such exceptions is one for corporations who elect in their certificates of incorporation not to be governed by these provisions. Culbro has not presently made such an election. An amendment to the Culbro Certificate of Incorporation would not be effective until eighteen months following its adoption by majority vote of the shares of non-interested shareholders and would not apply to those who were already interested shareholders.

    Delaware law prevents an "interested stockholder" (defined as a holder who acquires 15% or more of a target company's stock) from entering into a business combination within three years after the date it acquires such stock. These provisions are subject to certain exceptions, including exceptions which allow corporations, in certain instances, to adopt certificates of incorporation or by-laws that elect not to be governed by these provisions. General Cigar has elected, in its Amended Certificate, not to be governed by these provisions.

    APPRAISAL RIGHTS

    Under New York and Delaware law, holders of shares have the right, in certain circumstances, to dissent from certain corporate reorganizations by demanding payment in cash for their shares equal to the fair value (excluding any appreciation or depreciation as a consequence or in expectation of the transaction) of such shares, as determined by agreement with the corporation or by an independent appraiser appointed by a court in an action timely brought by the corporation or the dissenters.

    New York law affords dissenters' rights of appraisal upon certain mergers, consolidations, sales and other dispositions of assets requiring shareholder approval and share exchanges. Delaware law grants dissenters' appraisal rights only in the case of certain mergers and not in the case of a sale or transfer of assets or a purchase of assets for stock regardless of the number of shares being issued. Delaware law does not grant appraisal rights in a merger to holders of shares listed on a national securities exchange or held of record by more than 2,000 stockholders unless the plan of merger converts such shares into anything other than stock of the surviving corporation or stock of another corporation which is either listed on a national securities exchange or held of record by more than 2,000 stockholders (or cash in lieu of fractional shares or some combination of the above). New York has no exceptions to such rights comparable to those afforded by Delaware law.

    The availability of appraisal rights to shareholders of Culbro who dissent from the Merger is discussed under "The Merger--Appraisal Rights."

    LIMITATION ON DIRECTORS' LIABILITY

    Under New York law, a corporation's certificate of incorporation may contain a provision limiting or eliminating the personal liability of directors to the corporation or its shareholders for damages for breaches of duty in such capacity. No such provision may eliminate or limit liability if a judgment or other final adjudication establishes that the director's acts or omissions (i) were in bad faith, (ii) involved intentional misconduct or a knowing violation of law, (iii) involved financial profit or some other advantage to which the director was not legally entitled or (iv) resulted in violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution, and particular types of loans. In addition, no such provision may eliminate or limit the liability of a director for acts occurring prior to adoption of the limitation of liability. The Culbro Articles of Incorporation contain a provision limiting the liability of the directors except to the extent that such exemption from liability is not permitted under New York law.

    Delaware law allows a corporation to limit or eliminate the personal liability of directors to the corporation and its stockholders for monetary damages for breaches of a director's fiduciary duty as a director. However, such a limitation does not affect the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for intentional or negligent payment of unlawful dividends or stock redemptions or (iv) for any transaction from which the director derived an improper personal benefit. Additionally, the corporation may not limit or eliminate liability for acts or omissions occurring prior to the effective date of such a provision in the corporate certificate of incorporation. General Cigar's Amended Certificate limits the liability of General Cigar's directors to the fullest extent permitted by Delaware law.

    INDEMNIFICATION

    Both New York and Delaware law contain provisions setting forth conditions under which a corporation may indemnify its directors and officers. These provisions are generally referred to as "statutory indemnification" provisions. Both also permit corporations to adopt by-laws that provide for additional indemnification of directors and officers. These non-exclusive provisions are generally referred to as "non-statutory indemnification" provisions. Non-statutory indemnification provisions are generally adopted to expand the circumstances and liberalize the conditions under which indemnification will occur. New York law contains specific restrictions on the kind of matters for which non-statutory indemnification will be permitted; Delaware law does not contain any specific restrictions.

    The Culbro By-Laws require it to indemnify to the maximum extent permissible under New York law its officers and directors for liability arising out of their actions in such capacity. No indemnification is provided to a director or officer who is finally adjudicated (i) to have committed acts in bad faith or resulting from active and deliberate dishonesty, that, in either case, were material to the cause of action adjudicated or (ii) to have personally gained a financial profit or other advantage to which such director was not legally entitled.

    The General Cigar By-laws require it to indemnify to the maximum extent permissible under Delaware law its officers and directors for liability arising out of their actions in such capacity.

    LOANS TO DIRECTORS AND OFFICERS

    Under New York law, a corporation may make a loan to a director only after authorization by the affirmative vote of shares other than those of the director-borrower. Under Delaware law, a corporation may make loans to, guarantee the obligations of, or otherwise assist, its officers or other employees and those of its subsidiaries, including any officer or employee who is a director of a corporation or any of its subsidiaries, when such action, in the judgment of the corporation's directors, may reasonably be expected to benefit the corporation.

    SPECIAL MEETINGS

    Under New York and Delaware law, special meetings of stockholders may be called by the board of directors and by such other person or persons authorized to do so by the corporation's certificate of incorporation or by-laws. In addition, New York law provides that if, for a period of one month after the date fixed by or under the by-laws for the annual meeting of shareholders, or if no date has been fixed for a period of 13 months after the last annual meeting, there is a failure to elect a sufficient number of directors to conduct the business of the corporation, the board of directors may call a special meeting for the election of directors. If the board fails to do so within 14 days of expiration of that period of time, holders of 10% of the shares entitled to vote in an election of directors may demand the call of a special meeting for the election of directors. Under Delaware law, if an annual meeting is not held within 30 days of the date designated for such a meeting, or is not held for a period of 13 months after the last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director. In both New York and Delaware, the number of shares represented at such meeting constitutes a quorum without regard to other provisions of law.

    The Culbro By-laws provide that a special meeting of shareholders may be called only by the Board of Directors, the Chairman of the Board or the President, and shall be called upon the written request of two or more Directors or the written consent of the shareholders as authorized under NYBCL Section 603.

    The General Cigar By-laws provide that special meetings of stockholders may be called at any time by the Chairman of the Board, the President, the Board of Directors or by the holders of a majority of the outstanding shares of stock entitled to vote at such meetings.

    STOCKHOLDER ACTION

    Under New York and Delaware law, unless the certificate of incorporation provides otherwise, stockholder action is generally by majority vote, except under New York law, directors are elected by a plurality vote.

    STOCKHOLDER ACTION BY WRITTEN CONSENT

    Under New York law, any shareholder action required or permitted to be taken by shareholder vote may be taken with the unanimous written consent of shareholders. The certificate of incorporation may provide, to the extent it is not inconsistent with New York law, that such stockholder action may be taken upon the written consent of less than all outstanding shares. The Culbro Certificate of Incorporation does not provide for written consent by less than all of the stockholders.

    Unless a certificate of incorporation provides otherwise, Delaware law allows any action required to be taken, or which may be taken, at an annual or special meeting of stockholders to be taken without prior notice and without a vote so long as the written consent of not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted is delivered to the corporation.

    PAYMENT OF DIVIDENDS

    Under both New York and Delaware law, a corporation may generally pay dividends out of surplus. New York requires a board of directors to make certain disclosures when paying dividends out of any account other than earned surplus. Delaware law also permits a corporation to pay dividends, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year. Dividends out of net profits may not be paid when the capital of the corporation amounts to less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

    RIGHTS OR OPTIONS

    New York law requires the approval of the holders of a majority of the outstanding shares entitled to vote for a plan to issue or the issuance of any rights or options to directors, officers and employees as an incentive to service or continued service with the corporation, a subsidiary or affiliate. Such approval is not required for the issuance of any rights or options of a corporation in substitution for rights or options issued by another corporation, in connection with such other corporation's merger or consolidation with, or the acquisition of its shares or all or part of its assets by, the corporation or its subsidiary. Under Delaware law, rights or options to purchase shares of any class of stock may be authorized by a corporation's board of directors. However, various other legal requirements would generally make stockholder approval of stock option plans or warrants desirable.

    In addition, under both New York and Delaware law, a corporation may create and issue rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock on terms and conditions set by its board of directors. New York law specifically permits a "resident domestic corporation" to restrict the exercise, or transfer of any rights or options by a beneficial owner of 20% or more of its outstanding voting stock. Delaware does not have a comparable statutory provision but Delaware courts have upheld rights or options which contain similar limitations.

    However, General Cigar will remain subject to the rules of the NYSE which require shareholder approval of the option plans in certain instances. Except where the establishment of a stock option plan involves the issuance of 1% of the number of shares of common stock or 1% of the voting power outstanding, the NYSE requires that adoption of a stock option plan be approved by the shareholders. The NYSE does not require shareholder approval of a plan to issue warrants or rights generally to security holders of a company or broadly based plans or arrangements including employees who are not officers or directors or in a case where the stock options are to be issued as an inducement essential to an individual's entering into an employment contract with the company.

    PREEMPTIVE RIGHTS

    Under New York law, unless a certificate of incorporation provides otherwise, shareholders have certain preemptive rights. In general, these rights allow shareholders whose unlimited dividend rights or voting rights would be adversely affected by the issuance of new stock to purchase, on terms and conditions set by the board of directors, that proportion of the new issue that would preserve the relative dividend or voting rights of such shareholders.

    Delaware law states that, absent a provision in a corporation's certificate of incorporation, a stockholder does not possess preemptive rights unless such rights arose prior to July 3, 1967 and were not terminated subsequently by appropriate action. The General Cigar Certificate of Incorporation does not contain a provision granting preemptive rights.

    The foregoing summary does not purport to be a complete statement of the rights of holders of Common Stock and General Cigar Shares under, and is qualified in its entirety by reference to, New York law and Delaware law, respectively, and the Culbro Certificate of Incorporation and By-Laws and General Cigar's Amended Certificate and By-Laws.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for General Cigar by Latham & Watkins, New York, New York. Frederick M. Danziger, Of Counsel to Latham & Watkins, is a Director and shareholder of Culbro and a member of the Cullman & Ernst Group. See "Certain Relationships and Related Transactions."

                                    EXPERTS

    The Combined Financial Statements of General Cigar Holdings, Inc. as of December 2, 1995 and November 30, 1996 and for each of the fiscal years ended December 3, 1994, December 2, 1995 and November 30, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The Consolidated Financial Statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A of Culbro Corporation for the year ended November 30, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

    The Combined Financial Statements of Griffin Land & Nurseries, Inc. as of December 2, 1995 and November 30, 1996 and for each of the fiscal years ended December 3, 1994, December 2, 1995 and November 30, 1996 included in Annex II hereof have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

    The Financial Statements of Villazon & Company, Inc. as of December 31, 1995 and 1996 and for each of the years ended December 31, 1994 and 1995 and 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

    The Financial Statements of Honduras American Tabaco, S.A. de C.V. as of December 31, 1995 and 1996, and for each of the years ended December 31, 1994 and 1995 and 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                     ELECTION OF CULBRO BOARD OF DIRECTORS

    At the 1997 Annual Meeting of Shareholders, 10 directors (which will comprise the entire Board) are to be elected. The Board of Directors proposes the nominees listed below for election as directors to serve until the 1998 Annual Meeting of Shareholders and until their successors are duly elected and qualified.


    Edgar M. Cullman
    Edgar M. Cullman, Jr.
    Bruce A. Barnet
    John L. Bernbach
    John L. Ernst



    Thomas C. Israel
    Dan W. Lufkin
    Graham V. Sherren
    Peter J. Solomon
    Francis T. Vincent, Jr.


    All of the nominees have served as directors since the last Annual Meeting. Frederick M. Danziger is not standing for re-election to the Board of Directors of Culbro due to the fact that he has become the President, Chief Executive Officer and a director of Griffin in connection with the Distribution. Separation of the two companies following the Distribution is considered to be important. The directors must be elected by a plurality of the votes cast in person or by proxy by shareholders entitled to vote at the meeting. If for any reason any nominee or nominees become unavailable for election, the proxy holders will vote for such substitute nominee or nominees as may be designated by the Board of Directors.

INFORMATION CONCERNING DIRECTORS

    The nominees and current Directors of Culbro are also the current directors of General Cigar. Certain information concerning the Directors appears in the "Management-Directors and Executive Officers" section of this Proxy Statement/Prospectus.

    The Board of Directors held nine meetings during 1996. Culbro has the following Committees of the Board of Directors: (i) Audit (members include Messrs. Barnet, Bernbach, Israel, Lufkin and Vincent, Jr.); (ii) Compensation (members include Messrs. Barnet, Ernst, Lufkin, Solomon and Vincent, Jr.); (iii) Executive (members include Messrs. Cullman, Cullman, Jr., Danziger, Ernst and Lufkin); (iv) Finance (members include Messrs. Cullman, Cullman, Jr., Danziger, Lufkin and Solomon); (v) Nominating (members include Messrs. Cullman, Ernst and Lufkin); and (vi) Strategic Planning (members include Messrs. Barnet, Bernbach, Cullman, Jr., Israel, Sherren and Vincent, Jr.). Directors as a whole attended approximately 92% of the aggregate of all Board and Committee meetings (of Committees of which they were members).

    Members of the Board of Directors who are not employees of Culbro received $20,000 per year and $900 for each Board and Committee meeting attended in 1996. Committee chairmen received $1300 for each Committee meeting attended, except for the chairmen of the Audit and Compensation Committees who received $1600. Reduced amounts were paid if more than one meeting was held on any day. Non-employee Directors who are not members of the Cullman & Ernst Group (See "Principal Stockholders") participate in Culbro's stock option plans for non-employee Directors.

    The Audit Committee, whose Chairman is Mr. Israel, reviews audit reports and the scope of audit by both Culbro's internal audit staff and its independent accountants and related matters pertaining to the preparation and examination of Culbro's financial statements. From time to time such Committee makes recommendations to the Board of Directors with respect to the foregoing matters as well as with respect to the appointment of Culbro's independent accountants. The Audit Committee held three meetings in 1996 and recommended to the Board of Directors the selection of Price Waterhouse LLP (See "Selection of Independent Accountants").

    The Nominating Committee, whose Chairman is Mr. Ernst, recommended to the Board of Directors the election of the director-nominees proposed in this Proxy Statement/Prospectus for election by the shareholders. The Nominating Committee reviews incumbent directors and the qualifications of candidates suggested from all sources, including Board members, management and shareholders. Shareholders desiring to recommend candidates for election as directors at Culbro's 1998 Annual Meeting of Shareholders should submit names and appropriate biographical information to the Secretary of Culbro before November 1, 1997. If the anticipated Merger of Culbro into General Cigar takes place in 1997 there will be no Culbro 1998 Annual Meeting of Shareholders.

    For information about the Compensation Committee, see Compensation Committee Report on Executive Compensation--Interlocks and Insider Participation.

           COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION -

                      INTERLOCKS AND INSIDER PARTICIPATION

    The Culbro Compensation Committee, whose Chairman is Mr. Ernst, supervises management compensation and employee benefits and administers Culbro's pension, stock option, savings, health, incentive compensation and other employee benefit plans. It held four meetings in 1996.

         CULBRO COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

GENERAL

    Pursuant to Article III, Section 11 of Culbro's By-Laws, the Culbro Compensation Committee annually recommends "to the Board compensation for officers and principal employees and agents, and its recommendations for their participation in any compensation or other plan for the benefit of employees...
and shall administer all such plans...." It has been the practice of the Culbro
Compensation Committee to review, consider and approve the recommendations of management as to all compensation paid by Culbro and its subsidiaries exceeding $75,000 per annum.

    Edgar M. Cullman, the Chairman of the Board, and Edgar M. Cullman, Jr., the chief executive officer and president, are both members of the Cullman & Ernst Group which owns approximately 50.1% of outstanding Culbro Common Stock (see "Principal Stockholders"). In recent years they have declined to participate in Culbro's Stock Option Plans and Edgar M. Cullman, also does not participate in the Annual Plan or the Long Term Performance Plan. However, Edgar M. Cullman, Jr. was a participant in the 1996 Stock Plan and was granted an option to purchase 100,000 shares of Culbro Common Stock.

POLICIES

    The Culbro Compensation Committee intends that stock options and cash performance awards serve as a significant part of executives' (other than the chief executive) total compensation package, and thus they are granted and awarded in consideration of present and anticipated performance as well as past performance. Moreover, the stock options and cash performance awards are intended to offer the top executives significant long-term incentives to increase their efforts on behalf of Culbro and its subsidiaries and to focus managerial efforts on enhancing shareholder value. In March, 1996, the Board of Directors approved the adoption by the Culbro Compensation Committee of a guideline which requires that all employees and directors retain, during the period of their employment or service, not less than 50% of the aggregate of all
(i) options granted, (ii) shares issued upon the exercise of options granted and
(iii) shares awarded, in 1996 and thereafter. As indicated above, the Culbro Compensation Committee's compensation philosophy is to have long-term incentives that pay more for superior performance and less if performance does not achieve that level. The Culbro Compensation Committee, in making its determination with respect to stock option and performance award grants and awards to the individual senior executives, was guided by the percentage of the individual's base salary that the estimated value of the stock options and cash performance awards would comprise. In the case of Edgar M. Cullman, Jr. incentives are achieved through potential payments of incentive compensation and the 1996 Stock Plan.

SALARY AND CASH BONUSES

    The chief executive officer's salary was increased 9% in 1996. Cash bonuses were paid with respect to 1996 only pursuant to the Annual Incentive Compensation Plan. See "Certain Employee Benefit Matters--Culbro Employee Benefit Plans to be Assumed by General Cigar--Culbro Annual Incentive Compensation Plan." The Culbro Compensation Committee does not believe it need now adopt any policy with respect to the $1,000,000 deduction cap of Internal Revenue Code Section 162(m) since no executive officer is expected to receive compensation in such year in excess of such amount. Pursuant to his Employment Agreement, Mr. Green may not be permitted to exercise such number of options in any year which would result in his total compensation exceeding the $1,000,000. This provision was amended to permit such exercise at the discretion of the Compensation Committee and without shareholder approval.

ANNUAL INCENTIVE COMPENSATION

    The Culbro Compensation Committee established and administers the Annual Incentive Compensation Program which is designed to recognize and reward meritorious performance during the previous fiscal year. Such compensation is based upon predetermined percentages of each recipient's annual salary and depends upon the achievement of specified financial and subjective goals. Edgar
M. Cullman does not participate in this Program. A total of $165,000 was payable in 1997 with respect to fiscal year 1996 to the Culbro Officers.

                       COMPENSATION COMMITTEE

                       John L. Ernst, CHAIRMAN

                       Bruce A. Barnet

                       Dan W. Lufkin

                       Peter J. Solomon

                       Francis T. Vincent, Jr.

                       SECTION 162(M) SUBCOMMITTEE

                       Bruce A. Barnet

                       Dan W. Lufkin

                       Francis T. Vincent, Jr.

    The Culbro Compensation Committee Report on Executive Compensation shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that Culbro specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Mr. Cullman is chairman of Culbro and until April 11, 1996 was a member of the Compensation Committee. Messrs. Cullman are members of the Board of Bloomingdale Properties, Inc. of which Mr. Ernst, chairman of Culbro's Compensation Committee, is Chairman and President. Mr. Cullman is Chairman of the Compensation Committee of Centaur Communications Limited, of which Mr. Sherren is chief executive officer. Mr. Sherren is a member of Culbro's Board but does not serve on its Compensation Committee.

    Mr. Solomon is Chairman of Peter J. Solomon Company Limited ("PJSC"), an investment banking firm. Such firm provides Culbro with strategic and financial advisory services as well as specific transaction-related advisory services pursuant to an engagement letter. In 1995, PJSC was paid a retainer of $75,000 for providing such advisory services. In 1996, PJSC was paid a retainer of $140,625 for such advisory services and was paid a transaction fee of $825,000 for services rendered as financial advisor in connection with the sale of Culbro's CMS Gilbreth Packaging Systems, Inc. division. In addition, Culbro reimbursed PJSC for certain expenses incurred in connection with the rendering of such services.

    Real estate management and advisory services have been provided to Culbro by an affiliate of Bloomingdale Properties, Inc., with which members of the Cullman & Ernst Group are associated. A fee of approximately $200,000 was paid by Culbro in 1996 for management of Culbro's New York office building and for other real estate advisory services. Mr. Ernst is Chairman of Bloomingdale Properties, Inc.

                            STOCK PERFORMANCE GRAPH

    The following graph compares the yearly percentage changes in the cumulative total shareholder return (assuming the reinvestment of dividends) on Culbro Common Stock with the cumulative total return of Standard & Poor's 500 Consumer Goods Composite Index and the Russell 2000 Index from November 1991 to November 1996. It is assumed in the graph that the value of each investment was $100 at November 1991.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

            CULBRO    RUSSELL 2000 INDEX   S&P 500 CONSUMER GOODS INDEX
1991          100.00              100.00                           100.00
1992           91.64              120.49                           116.53
1993           95.75              141.83                           115.15
1994           75.89              137.67                           115.03
1995          280.00              175.62                           151.13
1996          315.62              200.78                           135.21

Because Culbro during the years shown was composed of four diverse businesses, no published industry or line of business index was appropriate. Nor could it construct an accurate peer group. The Russell 2000 was selected because it is comprised of similarly capitalized companies.

                      SELECTION OF INDEPENDENT ACCOUNTANTS


    The Board of Directors has selected the firm of Price Waterhouse LLP as independent accountants to audit the financial statements of Culbro for the fiscal year ending November 29, 1997. This selection was recommended by the Audit Committee of the Board of Directors. Price Waterhouse LLP has been the independent accountants for Culbro for many years. The fees of Price Waterhouse LLP approximated $1,761,000 for all services rendered to Culbro with respect to its 1996 fiscal year.


    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE SELECTION OF PRICE WATERHOUSE LLP.

    The submission of this proposal to a vote of shareholders is not legally required. If this selection of Price Waterhouse LLP is not approved, the Board of Directors will reconsider its selection. A vote of the majority of the shares of common stock of Culbro represented (in person or by proxy) and voting at the meeting, provided that at least a majority of such stock is represented at the meeting, is required to adopt this proposal.

    A representative of Price Waterhouse LLP is expected to be present at the Annual Meeting and will be given an opportunity to make a statement if so desired and to respond to appropriate questions.
                            ------------------------

    A copy of Culbro's Annual Report on Form 10-K is available without charge to Culbro's shareholders. A written request should be sent to:

                                          Culbro Corporation
                                          387 Park Avenue South
                                          New York, New York 10016-8899
                                          Attention: Corporate Secretary

Dated: May     , 1997

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
GENERAL CIGAR HOLDINGS, INC.--INTERIM FINANCIAL STATEMENTS
Consolidated Balance Sheet as of November 30, 1996 and March 1, 1997.......................................        F-2
Consolidated Statement of Operations for the Thirteen Weeks Ended March 2, 1996 and
  March 1, 1997............................................................................................        F-3
Consolidated Statement of Cash Flows for the Thirteen Weeks Ended March 2, 1996 and
  March 1, 1997............................................................................................        F-4
Notes to Consolidated Financial Statements.................................................................        F-5

GENERAL CIGAR HOLDINGS, INC.--ANNUAL FINANCIAL STATEMENTS
Report of Independent Accountants..........................................................................       F-11
Combined Balance Sheet as of December 2, 1995 and November 30, 1996........................................       F-12
Combined Statement of Operations for the Fiscal Years Ended December 3, 1994, December 2, 1995 and November
  30, 1996.................................................................................................       F-13
Combined Statement of Cash Flows for the Fiscal Years Ended December 3, 1994, December 2, 1995 and November
  30, 1996.................................................................................................       F-14
Notes to Combined Financial Statements.....................................................................       F-15

VILLAZON & COMPANY, INC.
Report of Independent Certified Public Accountants.........................................................       F-30
Statements of Income for the Years Ended December 31, 1994, 1995 and 1996..................................       F-31
Balance Sheets as of December 31, 1995 and 1996............................................................       F-32
Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and 1996..............................       F-33
Statements of Changes in Stockholders' Equity for the Years Ended December 31, 1994, 1995 and 1996.........       F-34
Notes to Financial Statements..............................................................................       F-35

HONDURAS AMERICAN TABACO, S.A. DE C.V.
Report of Independent Accountants..........................................................................       F-43
Balance Sheets as of December 31, 1995 and 1996............................................................       F-44
Statements of Operations and Retained Earnings for the Years Ended December 31, 1994, 1995 and 1996........       F-45
Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and 1996..............................       F-46
Notes to Financial Statements..............................................................................       F-47

                          GENERAL CIGAR HOLDINGS, INC.
                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                                        NOVEMBER 30,   MARCH 1,
                                                                                            1996         1997
                                                                                        ------------  -----------
                                                                                                      (UNAUDITED)
ASSETS
CURRENT ASSETS
Cash and cash equivalents.............................................................   $      409    $   6,061
Receivables, less allowance of $482 and $514..........................................       31,295       32,086
Inventories...........................................................................       53,702       64,135
Other current assets..................................................................        3,673        4,537
                                                                                        ------------  -----------
Total current assets..................................................................       89,079      106,819
Property and equipment, net...........................................................       52,507       57,790
Intangible assets, net................................................................           --       70,617
Other assets..........................................................................        3,456        5,381
                                                                                        ------------  -----------
Total assets..........................................................................   $  145,042    $ 240,607
                                                                                        ------------  -----------
                                                                                        ------------  -----------
LIABILITIES AND CULBRO INVESTMENT
CURRENT LIABILITIES
Accounts payable and accrued liabilities..............................................   $   22,827    $  21,257
Long-term debt due within one year....................................................        1,131       75,499
Income taxes..........................................................................           --        2,396
                                                                                        ------------  -----------
Total current liabilities.............................................................       23,958       99,152
Long-term debt........................................................................       11,079       66,551
Accrued retirement benefits...........................................................       12,525       15,760
Deferred income taxes.................................................................        1,057        6,770
Other noncurrent liabilities..........................................................        2,704        4,610
                                                                                        ------------  -----------
Total liabilities.....................................................................       51,323      192,843
Culbro Investment.....................................................................       93,719       47,764
                                                                                        ------------  -----------
Total liabilities and Culbro Investment...............................................   $  145,042    $ 240,607
                                                                                        ------------  -----------
                                                                                        ------------  -----------

                See Notes to Consolidated Financial Statements.

                          GENERAL CIGAR HOLDINGS, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                                            13 WEEKS ENDED
                                                                                     ----------------------------
                                                                                       MARCH 2,       MARCH 1,
                                                                                         1996           1997
                                                                                     -------------  -------------
Net sales and other revenue........................................................  $      28,832  $      49,798
Cost of goods sold.................................................................         16,242         27,515
                                                                                     -------------  -------------
Gross profit.......................................................................         12,590         22,283
Selling, general and administrative expenses.......................................          8,586         14,428
                                                                                     -------------  -------------
Operating profit...................................................................          4,004          7,855
Nonoperating income................................................................            162            317
Interest expense...................................................................            262          1,274
                                                                                     -------------  -------------
Income before income taxes.........................................................          3,904          6,898
Income tax provision...............................................................          1,509          2,621
                                                                                     -------------  -------------
Net income.........................................................................  $       2,395  $       4,277
                                                                                     -------------  -------------
                                                                                     -------------  -------------
Pro forma net income per common share..............................................  $        0.08  $        0.15
                                                                                     -------------  -------------
                                                                                     -------------  -------------
Pro forma weighted average common shares and equivalents outstanding...............     28,200,000     28,200,000
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                See Notes to Consolidated Financial Statements.

                          GENERAL CIGAR HOLDINGS, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                                                 13 WEEKS ENDED
                                                                                             -----------------------
                                                                                              MARCH 2,     MARCH 1,
                                                                                                1996         1997
                                                                                             -----------  ----------
OPERATING ACTIVITIES:
Net income.................................................................................   $   2,395   $    4,277
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
  Depreciation and amortization............................................................         801          867
  Changes in assets and liabilities, net of Villazon Acquisition and Liability Assumption
    (see Note 6):
  Decrease in accounts receivable..........................................................       6,142        5,134
  Increase in inventories..................................................................      (6,088)      (3,969)
  Decrease in accounts payable and accrued liabilities.....................................      (7,455)      (4,879)
  Increase (decrease) in deferred income taxes.............................................      (1,064)         490
  Other, net...............................................................................        (118)       1,298
                                                                                             -----------  ----------
Net cash provided by (used in) operating activities........................................      (5,387)       3,218
                                                                                             -----------  ----------
INVESTING ACTIVITIES:
Acquisition of Villazon, net of cash acquired..............................................          --      (56,243)
Additions to property and equipment........................................................      (1,952)      (1,932)
                                                                                             -----------  ----------
Net cash used in investing activities......................................................      (1,952)     (58,175)
                                                                                             -----------  ----------
FINANCING ACTIVITIES:
Net transactions with Culbro, excluding Liability
  Assumption (see Note 6)..................................................................       7,267         (215)
Increase in debt, principally from Villazon Acquisition in 1997............................         273       62,450
Payments of debt...........................................................................        (147)        (180)
Other, net.................................................................................          --       (1,446)
                                                                                             -----------  ----------
Net cash provided by financing activities..................................................       7,393       60,609
                                                                                             -----------  ----------
Net increase in cash and cash equivalents..................................................          54        5,652
Cash and cash equivalents at beginning of period...........................................         322          409
                                                                                             -----------  ----------
Cash and cash equivalents at end of period.................................................   $     376   $    6,061
                                                                                             -----------  ----------
                                                                                             -----------  ----------

                See Notes to Consolidated Financial Statements.

                          GENERAL CIGAR HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION


    The unaudited financial statements of General Cigar Holdings, Inc. (the "Company") included in this report have been prepared in conformity with the standards of accounting measurement set forth in Accounting Principles Board Opinion No. 28 and any amendments thereto adopted by the Financial Accounting Standards Board ("FASB"). The accompanying financial statements should be read in conjunction with the Company's 1996 financial statements included in Form S-1, as filed with the Securities and Exchange Commission on February 26, 1997, and should be read in conjunction with the Notes to Financial Statements appearing in that report. All adjustments, comprising only normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of results for the interim periods reported herein have been reflected.


    The results of operations for the quarter ended March 1, 1997 are not necessarily indicative of the results to be expected for the full year.

    The Company was formed on December 12, 1996. Up until the Company's initial public offering (See Note 2) on February 28, 1997, the Company was a wholly owned subsidiary of Culbro Corporation ("Culbro"). The accompanying consolidated financial statements of the Company include the accounts of the Company and its subsidiaries General Cigar Co., Inc. ("General Cigar"), Club Macanudo, Inc. ("Club Macanudo"), 387 PAS Corp. ("387 PAS") and GCH Transportation, Inc., a non-operating entity which owns certain of the Company's transportation equipment. Club Macanudo and 387 PAS were not material to the Company's results of operations in any of the periods presented. All of these businesses and assets, and certain liabilities, were transferred to the Company by Culbro pursuant to a Distribution Agreement among the Company, Culbro, and Culbro's wholly owned subsidiary, Griffin Land & Nurseries, Inc. ("Griffin"). Prior to March 18, 1997, Griffin was known as Culbro Land Resources, Inc.

INVENTORIES

    The Company's inventories are stated at the lower of cost or market using the average cost method. Raw materials include tobacco in the process of aging, a substantial amount of which will not be used or sold within one year. It is industry practice to include such inventories in current assets. Raw materials also include tobacco in bond which is subject to customs duties payable upon withdrawal from bond. Following industry practice, the Company does not include such duties in inventories until paid.

PROPERTY AND EQUIPMENT

    Property and equipment are carried at cost. Depreciation is determined on a straight-line basis over the estimated useful asset lives for financial reporting purposes and principally on accelerated methods for tax purposes.

REVENUE RECOGNITION

    Sales and the related cost of sales are recognized upon shipment of products. The Company generally accepts returns of cigars that are stale or damaged in transit. Sales revenue is recorded net of anticipated returns based on historical experience. Sales returns are not material.

                          GENERAL CIGAR HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)
ADVERTISING AND PROMOTION EXPENSE

    Advertising and promotion costs are expensed when incurred. Production costs of future media advertising are deferred until the advertising first occurs.

EARNINGS PER SHARE

    For the periods presented herein, the Company was a wholly owned subsidiary of Culbro. Accordingly, earnings per share are presented on a pro forma basis.

    Pro forma net income per common share in the 1997 quarter, and in the 1996 quarter, was computed assuming that the Company's Class B common shares outstanding, which totaled 20,087,182, plus related stock options, and the Company's 6,900,000 Class A shares outstanding at the Offering date were all outstanding at the beginning of these respective quarters. The options included in these calculations were based on the treasury stock method.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS 121"). This Statement requires that long-lived assets and certain intangibles held and used by a business entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Prior to the issuance of this Statement the Company periodically reviewed its long-lived assets considering future performance of those assets and the need for adjustments to their carrying values. The Company has adopted SFAS No. 121 and performs such reviews in accordance with the methods prescribed by this Statement.

    In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation." This Statement establishes a fair value method of accounting for, or disclosing, stock-based compensation plans. The Company intends to adopt the disclosure provisions of this standard which require disclosing the pro forma effect on net income and earnings per share of the fair value method of accounting for stock-based compensation. The adoption of the disclosure provisions will not affect consolidated financial condition, results of operations, or cash flows.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for allowance for uncollectible accounts receivable, depreciation and amortization, employee benefit plans, taxes, and contingencies, among others.

                          GENERAL CIGAR HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

2. STOCK OFFERING

    On February 28, 1997, the Company sold 6.9 million shares of its Class A Common Stock in an initial public offering (the "Offering"), reflecting approximately 26% of its common equity ownership. The net proceeds from the Offering, after underwriters' discounts and commissions and estimated other expenses, were approximately $113 million and were received on March 5, 1997 (subsequent to the end of the first quarter). The proceeds were used to reduce debt, a substantial portion of which was incurred in connection with the Villazon Acquisition (see Notes 3 and 4). Each share of Class A Common Stock entitles its holder to one vote. Culbro owns the remaining equity ownership of the Company in the form of Class B Common Stock, which entitles its holder to ten votes for each share. Accordingly, Culbro holds approximately 97% of the combined voting power of the Company's outstanding common stock.

3. VILLAZON ACQUISITION

    On January 21, 1997, the Company completed the acquisitions of two affiliated companies, Villazon & Company, Inc., a U.S. corporation, and Honduras American Tabaco, S.A. de C. V., a Honduran corporation (collectively "Villazon"), for approximately $80.6 million consisting of $90.5 million of purchase price and direct acquisition costs less $9.9 million of cash acquired at closing. Cash paid to the sellers was $64.6 million and $24.4 million aggregate principal amount of seller notes were issued (the "Villazon Acquisition"). Both companies are engaged in the cigar business. The Villazon Acquisition is accounted for using the purchase method of accounting. Cost in excess of net assets acquired, primarily trade names and other intangible assets, is approximately $70 million (see unaudited pro forma condensed financial information in Note 4). The Company entered into a Credit Agreement to finance the acquisition. Proceeds from the Offering were used to reduce amounts outstanding under the Credit Agreement and to repay $14.4 million of the seller notes. The remaining $10 million of seller notes bear interest at prime plus 1/2% and are due January 2002.

4. CONSOLIDATED CONDENSED PRO FORMA FINANCIAL INFORMATION

    The following consolidated condensed unaudited pro forma financial statement of operations reflects the Villazon Acquisition, including the associated borrowings to finance the acquisition, the Liability Assumption (see Note 6) and the Offering as if these transaction were completed at the beginning of the respective periods. The unaudited consolidated condensed pro forma balance sheet reflects the effect of the Offering as if it had taken place at the balance sheet date. The Villazon Acquisition and the Liability Assumption are already reflected in the Company's balance sheet at March 1, 1997. The unaudited pro forma consolidated condensed financial information presented herein may not necessarily reflect the results of operations and financial position that actually would have been achieved had the transactions discussed above actually taken place at the assumed dates.

                          GENERAL CIGAR HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

4. CONSOLIDATED CONDENSED PRO FORMA FINANCIAL INFORMATION (CONTINUED) CONSOLIDATED CONDENSED PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)

                                                                         13 WEEKS ENDED,
                                                                    --------------------------
                                                                      MARCH 2,      MARCH 1,
                                                                        1996          1997
                                                                    ------------  ------------
Net sales.........................................................  $     35,282  $     55,390
                                                                    ------------  ------------
Operating profit..................................................         5,429         8,974
Other nonoperating income.........................................           162           317
Interest expense..................................................           657           550
                                                                    ------------  ------------
Income before taxes...............................................         4,934         8,741
Income tax expense................................................         1,911         3,340
                                                                    ------------  ------------
Net income........................................................  $      3,023  $      5,401
                                                                    ------------  ------------
                                                                    ------------  ------------
Net income per common share.......................................  $       0.11  $       0.19
                                                                    ------------  ------------
                                                                    ------------  ------------
Weighted average common shares and equivalents outstanding........    28,200,000    28,200,000
                                                                    ------------  ------------
                                                                    ------------  ------------

CONSOLIDATED CONDENSED PRO FORMA BALANCE SHEET (UNAUDITED)

                                                                                     MARCH 1,
                                                                                       1997
                                                                                    ----------
Current assets....................................................................  $  106,819
Property and equipment, net.......................................................      57,790
Intangible assets.................................................................      70,617
Other assets......................................................................       5,381
                                                                                    ----------
Total assets......................................................................  $  240,607
                                                                                    ----------
                                                                                    ----------
Current liabilities...............................................................  $   24,782
Long-term debt....................................................................      27,921
All other noncurrent liabilities..................................................      27,140
                                                                                    ----------
Total liabilities.................................................................      79,843
Shareholders' equity..............................................................     160,764
                                                                                    ----------
Total liabilities and shareholders' equity........................................  $  240,607
                                                                                    ----------
                                                                                    ----------

5. LONG-TERM DEBT

    On January 21, 1997, the Company entered into a Credit Agreement with certain banks which provided financing of $120 million principally for the Villazon Acquisition and repayment of Culbro's general corporate debt. The Credit Agreement, which expires in January 2000, included a $60 million term loan and a revolving credit facility of $60 million. Subsequent to the end of the quarter, net proceeds of approximately $113 million were received from the Offering and used to repay the term loan and amounts outstanding under the revolving credit facility. After the Offering, the commitment under the revolving

                          GENERAL CIGAR HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

5. LONG-TERM DEBT (CONTINUED)
credit facility is $50 million. In accordance with the terms of the Credit Agreement, borrowings under the revolving credit facility bear interest, at the Company's option, of either (1) 1% above the prime rate, (2) the Eurodollar rate plus 0.75% or (3) a combination thereof. The Company pays a commitment fee of 1/4 of 1% on the unused portion of the revolving credit facility. The Credit Agreement includes limitations on indebtedness, investments and other significant transactions, as defined.

6. RELATED PARTY TRANSACTIONS

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    The consolidated statement of operations reflects general and administrative expenses of approximately $1.8 million in the 1997 first quarter and $1.6 million in the 1996 first quarter, allocated by Culbro to the Company for services performed by Culbro. The charges were based principally on the Company's proportionate share of expenses relating to the Culbro corporate activities associated with the Company's operations and are considered by management to be reasonable.

CULBRO INVESTMENT

    Changes in the Culbro Investment account are summarized as follows:

                                                                            13 WEEKS ENDED,
                                                                          --------------------
                                                                          MARCH 2,   MARCH 1,
                                                                            1996       1997
                                                                          ---------  ---------
Balance beginning of period.............................................  $  66,095  $  93,719
Net income..............................................................      2,395      4,277
                                                                          ---------  ---------
                                                                             68,490     97,996
                                                                          ---------  ---------
Transactions with Culbro:
Liability Assumption (see below)........................................         --    (50,017)
Net operating cash flow transferred (to) from Culbro....................      4,126     (4,640)
Allocated Culbro general and administrative expenses....................      1,632      1,804
Intercompany income taxes...............................................      1,509      2,621
                                                                          ---------  ---------
Total transactions with Culbro, net.....................................      7,267    (50,232)
                                                                          ---------  ---------
Balance end of period...................................................  $  75,757  $  47,764
                                                                          ---------  ---------
                                                                          ---------  ---------

    On February 27, 1997, pursuant to the Distribution Agreement, the Company consummated the Liability Assumption, in which the Company assumed Culbro liabilities of approximately $50 million, including principally Culbro's general corporate debt, accrued retirement obligations, accounts payable and other items.

                          GENERAL CIGAR HOLDINGS, INC.

                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

7. SUPPLEMENTAL FINANCIAL INFORMATION

INVENTORIES

    Inventories consist of:

                                                                      NOVEMBER 30,  MARCH 1,
                                                                          1996        1997
                                                                      ------------  ---------
Raw materials and supplies..........................................   $   43,704   $  46,248
Work-in-process.....................................................        4,529       4,983
Finished goods......................................................        5,469      12,904
                                                                      ------------  ---------
                                                                       $   53,702   $  64,135
                                                                      ------------  ---------
                                                                      ------------  ---------

PROPERTY AND EQUIPMENT

    Property and equipment consist of:

                                                                     NOVEMBER 30,   MARCH 1,
                                                                         1996         1997
                                                                     ------------  ----------
Land...............................................................   $    2,534   $    2,479
Buildings..........................................................       58,225       61,068
Machinery and equipment............................................       33,470       38,220
                                                                     ------------  ----------
                                                                          94,229      101,767
Accumulated depreciation...........................................      (41,722)     (43,977)
                                                                     ------------  ----------
                                                                      $   52,507   $   57,790
                                                                     ------------  ----------
                                                                     ------------  ----------

CASH FLOW

    The cash and noncash activities related to the Villazon Acquisition are summarized as follows:

Estimated fair values of net assets acquired.......................  $  90,520
Notes issued to sellers............................................    (24,370)
                                                                     ---------
Payments in connection with the acquisition........................     66,150
Cash acquired......................................................     (9,907)
                                                                     ---------
Payments in connection with acquisition, net of cash acquired......  $  56,243
                                                                     ---------
                                                                     ---------

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of General Cigar Holdings, Inc.

In our opinion, the accompanying combined balance sheet and the related combined statements of operations and of cash flows present fairly, in all material respects, the combined financial position of General Cigar Holdings, Inc. (a wholly-owned subsidiary of Culbro Corporation) at December 2, 1995 and November 30, 1996 and the results of their combined operations and their combined cash flows for each of the fiscal years ended December 3, 1994, December 2, 1995 and November 30, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

New York, New York
January 28, 1997

                          GENERAL CIGAR HOLDINGS, INC.
                             COMBINED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                       DECEMBER 2,   NOVEMBER 30,
                                                                           1995          1996
                                                                       ------------  ------------  PRO FORMA FOR
                                                                                                     LIABILITY
                                                                                                    ASSUMPTION
                                                                                                   NOVEMBER 30,
                                                                                                     1996 (1)
                                                                                                   -------------
                                                                                                    (UNAUDITED)
ASSETS
CURRENT ASSETS
Cash.................................................................   $      322    $      409    $       409
Accounts receivable, less allowance of $465 and $482.................       23,840        31,295         31,295
Inventories..........................................................       37,843        53,702         53,702
Other current assets.................................................        3,312         3,673          3,673
                                                                       ------------  ------------  -------------
Total current assets.................................................       65,317        89,079         89,079

Property and equipment, net..........................................       46,492        52,507         52,507
Other assets.........................................................        1,846         3,456          3,456
                                                                       ------------  ------------  -------------
Total assets.........................................................   $  113,655    $  145,042    $   145,042
                                                                       ------------  ------------  -------------
                                                                       ------------  ------------  -------------
LIABILITIES AND CULBRO INVESTMENT
CURRENT LIABILITIES
Accounts payable and accrued liabilities.............................   $   20,740    $   22,827    $    24,361
Current portion of long-term debt....................................          945         1,131          1,131
                                                                       ------------  ------------  -------------
Total current liabilities............................................       21,685        23,958         25,492

Long-term debt.......................................................       11,352        11,079         54,879
Accrued retirement benefits..........................................       12,100        12,525         15,409
Deferred income taxes................................................        2,121         1,057             --
Other noncurrent liabilities.........................................          302         2,704          4,004
                                                                       ------------  ------------  -------------
Total liabilities....................................................       47,560        51,323         99,784

Commitments and contingencies (See Note 13)..........................           --            --             --

Culbro Investment....................................................       66,095        93,719         45,258
                                                                       ------------  ------------  -------------
Total liabilities and Culbro Investment..............................   $  113,655    $  145,042    $   145,042
                                                                       ------------  ------------  -------------
                                                                       ------------  ------------  -------------

                  See Notes to Combined Financial Statements.

(1) Reflects the assumption of certain liabilities by the Company. The liabilities include principally the estimated Culbro debt of $43.8million to be assumed, certain accrued retirement obligations and other items.

                          GENERAL CIGAR HOLDINGS, INC.

                        COMBINED STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                               FOR THE FISCAL YEARS ENDED,
                                                                          --------------------------------------
                                                                          DECEMBER 3,  DECEMBER 2,  NOVEMBER 30,
                                                                             1994         1995          1996
                                                                          -----------  -----------  ------------
Net sales...............................................................   $  89,538    $ 124,033    $  154,676
Cost of goods sold......................................................      54,285       69,683        86,240
                                                                          -----------  -----------  ------------
Gross profit............................................................      35,253       54,350        68,436
Selling, general and administrative expenses............................      27,210       36,726        44,593
Other nonrecurring expense..............................................          --           --         3,600
                                                                          -----------  -----------  ------------

Operating profit........................................................       8,043       17,624        20,243
Gain on insurance settlement............................................          --        2,586            --
Other nonoperating (expense) income.....................................         (23)        (597)          853
Interest expense........................................................         607        1,049           951
                                                                          -----------  -----------  ------------
Income before income taxes..............................................       7,413       18,564        20,145
Income tax provision....................................................       2,863        7,240         7,738
                                                                          -----------  -----------  ------------
Net income..............................................................   $   4,550    $  11,324    $   12,407
                                                                          -----------  -----------  ------------
                                                                          -----------  -----------  ------------

                  See Notes to Combined Financial Statements.

                          GENERAL CIGAR HOLDINGS, INC.

                        COMBINED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                               FOR THE FISCAL YEARS ENDED,
                                                                          --------------------------------------
                                                                          DECEMBER 3,  DECEMBER 2,  NOVEMBER 30,
                                                                             1994         1995          1996
                                                                          -----------  -----------  ------------
OPERATING ACTIVITIES:
Net income..............................................................   $   4,550    $  11,324    $   12,407
Adjustments to reconcile net income to net cash provided by (used in)
  operating activities:
  Depreciation and amortization.........................................       3,271        3,550         3,813
  Gain on insurance settlement..........................................          --       (2,586)           --
  Deferred income taxes.................................................          43         (236)       (1,064)
  Changes in assets and liabilities which increase (decrease) cash:
    Accounts receivable.................................................         302      (10,600)       (7,492)
    Inventories.........................................................       1,571         (733)      (15,859)
    Other current assets................................................        (212)      (1,204)         (361)
    Accounts payable and accrued liabilities............................       2,000        9,834         2,087
    Accrued retirement benefits.........................................         453          843           425
  Other, net............................................................         705         (656)        1,125
                                                                          -----------  -----------  ------------
Net cash provided by (used in) operating activities.....................      12,683        9,536        (4,919)
                                                                          -----------  -----------  ------------
INVESTING ACTIVITIES:
Additions to property and equipment.....................................      (1,884)      (2,841)       (9,701)
Proceeds from insurance settlement......................................         500        2,225            --
                                                                          -----------  -----------  ------------
Net cash used in investing activities...................................      (1,384)        (616)       (9,701)
                                                                          -----------  -----------  ------------
FINANCING ACTIVITIES:
Net transactions with Culbro............................................     (15,131)     (13,389)       15,217
Increase in debt........................................................       5,000        5,000           476
Repayment of indebtedness...............................................        (734)        (673)         (563)
Class A Common Stock issuance costs.....................................          --           --          (423)
                                                                          -----------  -----------  ------------
Net cash (used in) provided by financing activities.....................     (10,865)      (9,062)       14,707
                                                                          -----------  -----------  ------------
Net increase (decrease) in cash.........................................         434         (142)           87
Cash at beginning of period.............................................          30          464           322
                                                                          -----------  -----------  ------------
Cash at end of period...................................................   $     464    $     322    $      409
                                                                          -----------  -----------  ------------
                                                                          -----------  -----------  ------------

                  See Notes to Combined Financial Statements.

                          GENERAL CIGAR HOLDINGS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.  CERTAIN TRANSACTIONS

    The accompanying combined financial statements include the accounts of General Cigar Holdings, Inc. (the "Company")(See Note 3--Basis of Presentation), and reflect its financial position, results of operations and cash flows after elimination of intercompany accounts and transactions. The Company, a wholly-owned subsidiary of Culbro Corporation ("Culbro"), was formed on December 12, 1996 and holds all of the outstanding stock of General Cigar Co., Inc. ("General Cigar"). The Company has no business operations of its own and its principal asset is all of the outstanding stock of General Cigar. In January 1997, in addition to the transfer of all of the outstanding Common Stock of General Cigar Co., Inc., certain other assets, including principally 1,100 acres of land, all of the outstanding common stock of 387 PAS Corp. ("387 PAS"), Club Macanudo, Inc., Club Macanudo (Chicago), Inc. and GCH Transportation, Inc. were transferred to the Company (the "Additional Asset Transfers") and the Company assumed certain related liabilities and substantially all of the debt of Culbro in accordance with the terms of a Distribution Agreement (the "Distribution Agreement") among the Company, Culbro and Culbro Land Resources, Inc. ("CLR"). The Additional Asset Transfers are reflected in the accompanying combined financial statements at Culbro's historical cost. The Additional Asset Transfers, the transfer of General Cigar Stock and the assumption by the Company of the liabilities and debt of Culbro referred to above are herein collectively referred to as the "Asset Transfers." The Distribution Agreement also provides for the assumption of employee benefit arrangements of Culbro by the Company, for a tax sharing agreement and for a potential distribution of the stock (the "Distribution") of CLR to Culbro's shareholders. Following the Distribution, subject to certain conditions, Culbro will be merged (the "Merger") with and into the Company. Such transactions are not reflected in the accompanying combined financial statements.

2.  VILLAZON ACQUISITION

    On January 21, 1997, the Company completed its acquisition of two affiliated companies, Villazon and Company, Inc., a U.S. corporation, and Honduras American Tabaco, S.A. de C.V., a Honduran corporation (collectively "Villazon"), for approximately $81.4 million consisting of $90.5 million of purchase price and direct acquisition costs, less $9.1 million of cash acquired. $64.6 million of cash was paid at closing and $24.4 million aggregate principal amount of seller notes were issued (the "Villazon Acquisition"). Both companies are engaged in the cigar business. The Villazon Acquisition will be accounted for using the purchase method of accounting. Cost in excess of the fair value of net assets acquired, primarily trade names and other intangible assets, is expected to be approximately $71 million. The Company secured a loan to finance the acquisition, and anticipates that the loan will be repaid either entirely or partially, with the proceeds from the expected Offering. (See Notes 4 and 7)

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The accompanying combined financial statements of the Company include the accounts of General Cigar, Club Macanudo, Inc. ("Club Macanudo") and 387 PAS. Club Macanudo was incorporated in 1995 and operates a cigar bar in New York City, which opened on May 1, 1996. 387 PAS holds Culbro's corporate headquarters which is approximately 80% leased to unrelated commercial tenants. Club Macanudo and 387 PAS were not material to the Company's results of operations in any of the periods presented. Subsequent to November 30, 1996, the Company formed Club Macanudo (Chicago), Inc., which will operate a cigar bar in Chicago and GCH Transportation, Inc., a non operating entity which owns certain of the Company's transportation equipment.

                          GENERAL CIGAR HOLDINGS, INC.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The combined financial statements have been presented as if the Company had operated as an independent stand-alone entity for all periods presented. Such financial statements may not necessarily present the financial position, results of operations and cash flows the Company would have reported had it actually operated as a stand-alone entity. See Note 4 for unaudited combined condensed pro forma financial information.

FISCAL YEAR

    The Company's fiscal year ends on the Saturday nearest November 30. Fiscal 1994, 1995 and 1996 ended on December 3, 1994, December 2, 1995 and November 30, 1996, respectively. Fiscal 1994 contained 53 weeks and fiscal 1995 and 1996 contained 52 weeks.

RECLASSIFICATION

    Certain amounts in the prior years financial statements have been reclassified to conform to the current year's presentation.

INVENTORIES

    The Company's inventories are stated at the lower of cost or market using the first-in, first-out ("FIFO") method. Raw materials include tobacco in the process of aging, a substantial amount of which will not be used or sold within one year. It is industry practice to include such inventories in current assets. Raw materials also include tobacco in bond which is subject to customs duties payable upon withdrawal from bond. Following industry practice, the Company does not include such duties in inventories until paid.

PROPERTY AND EQUIPMENT

    Property and equipment are carried at cost. Depreciation is determined on a straight-line basis over the estimated useful asset lives for financial reporting purposes and principally on accelerated methods for tax purposes.

REVENUE RECOGNITION

    Sales and the related cost of sales are recognized upon shipment of products. The Company generally accepts returns of cigars that are stale or damaged in transit. Sales revenue is recorded net of anticipated returns based on historical experience. Sales returns are not material.

ADVERTISING AND PROMOTION EXPENSE

    Advertising and promotion costs are expensed when incurred. Production costs of future media advertising are deferred until the advertising first occurs.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The amounts included in the financial statements for accounts receivable, accounts payable and accrued liabilities reflect their fair values because of the short-term maturity of these instruments. The fair values of the Company's other financial instruments are discussed in Note 7.

                          GENERAL CIGAR HOLDINGS, INC.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
EARNINGS PER SHARE

    The Company is a wholly-owned subsidiary of Culbro and its historical capital structure does not permit a meaningful presentation of earnings per share. Accordingly, earnings per share are not presented herein.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This Statement requires that long-lived assets and certain intangibles held and used by a business entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company continually reviews its long-lived assets and intangible assets, considering future performance of those assets in assessing the need for adjustments to their carrying values. The Company will perform such reviews in the future in accordance with the methods prescribed by SFAS No. 121.

    In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation." This Statement establishes a fair value method of accounting for, or disclosing, stock-based compensation plans. The Company intends to adopt the disclosure provisions of this standard which require disclosing the pro forma effect on net income and earnings per share of the fair value method of accounting for stock-based compensation. The adoption of the disclosure provisions will not affect combined financial condition, results of operations, or cash flows.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for allowance for uncollectible accounts receivable, depreciation and amortization, employee benefit plans, taxes, and contingencies, among others.

4.  COMBINED CONDENSED PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

    The following combined condensed unaudited pro forma financial information reflects the Company as if the liability portion of the Asset Transfers had occurred and the Villazon Acquisition had been consummated. The unaudited pro forma combined condensed statement of operations assumes that the transactions took place at the beginning of fiscal 1996. The unaudited pro forma combined condensed balance sheet assumes that the items discussed above occurred at the balance sheet date. The unaudited pro forma financial information presented herein may not necessarily reflect the results of operations and financial position had these items discussed above actually taken place on these dates. The pro forma financial information reflects the elimination of intercompany accounts.

                          GENERAL CIGAR HOLDINGS, INC.

4. COMBINED CONDENSED PRO FORMA FINANCIAL INFORMATION (UNAUDITED) (CONTINUED) COMBINED CONDENSED PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED) (DOLLARS IN
  THOUSANDS)

                                                                                  NOVEMBER 30,
                                                                                      1996
                                                                                  ------------
Net sales.......................................................................   $  196,694
                                                                                  ------------
Operating profit................................................................       32,324
Other nonoperating income, net..................................................        1,532
Interest expense................................................................       11,669
                                                                                  ------------
Income before income taxes......................................................       22,187
Income tax provision............................................................        8,535
                                                                                  ------------
Net income......................................................................   $   13,652
                                                                                  ------------
                                                                                  ------------

COMBINED CONDENSED PRO FORMA BALANCE SHEET (UNAUDITED) (DOLLARS IN THOUSANDS)

                                                                                  NOVEMBER 30,
                                                                                      1996
                                                                                  ------------
Current assets..................................................................   $  110,788
Property and equipment, net.....................................................       56,857
Intangible assets...............................................................       71,352
Other assets....................................................................        5,798
                                                                                  ------------
Total assets....................................................................   $  244,795
                                                                                  ------------
                                                                                  ------------
Current liabilities.............................................................   $  101,295
Long-term debt..................................................................       72,029
Other noncurrent liabilities....................................................       26,213
                                                                                  ------------
Total liabilities...............................................................      199,537
Culbro Investment...............................................................       45,258
                                                                                  ------------
Total liabilities and Culbro Investment.........................................   $  244,795
                                                                                  ------------
                                                                                  ------------

5.  RELATED PARTY TRANSACTIONS

CULBRO INVESTMENT

    The Company maintained an intercompany account with Culbro in which the intercompany transactions including cash transfers and the liability for benefit and insurance costs and allocated general and administrative expenses described below were recorded. The balance in the intercompany account at the end of each period presented has been included in Culbro Investment in the combined balance sheet. The

                          GENERAL CIGAR HOLDINGS, INC.

5.  RELATED PARTY TRANSACTIONS (CONTINUED)
Culbro Investment account also includes the cumulative net earnings of the Company and its capital stock. The changes in the Culbro Investment account are summarized as follows:

                                                                               FOR THE FISCAL YEARS ENDED,
                                                                          --------------------------------------
                                                                          DECEMBER 3,  DECEMBER 2,  NOVEMBER 30,
                                                                             1994         1995          1996
                                                                          -----------  -----------  ------------
                                                                                  (DOLLARS IN THOUSANDS)
Balance beginning of year...............................................   $  78,741    $  68,160    $   66,095
  Net income............................................................       4,550       11,324        12,407
                                                                          -----------  -----------  ------------
                                                                              83,291       79,484        78,502
                                                                          -----------  -----------  ------------
Transactions with Culbro:
  Net operating cash flow transferred to Culbro.........................     (23,483)     (29,409)       (3,290)
  Allocated Culbro general and administrative expenses..................       5,489        8,780         7,169
  Allocated Culbro other nonrecurring expense...........................          --           --         3,600
  Intercompany income taxes.............................................       2,863        7,240         7,738
                                                                          -----------  -----------  ------------
Total transactions with Culbro, net.....................................     (15,131)     (13,389)       15,217
                                                                          -----------  -----------  ------------
Balance end of year.....................................................   $  68,160    $  66,095    $   93,719
                                                                          -----------  -----------  ------------
                                                                          -----------  -----------  ------------
Average intercompany balance due from Culbro............................   $  (5,097)   $ (19,357)   $  (18,443)
                                                                          -----------  -----------  ------------
                                                                          -----------  -----------  ------------

    At the end of each month during the three year period ended November 30, 1996, the Company provided cumulative cash flow to Culbro.

TREASURY

    Through the date of the expected Offering, the Company's treasury activities will remain integrated into Culbro's cash management system. The Company's cash receipts are transferred daily into Culbro's cash account and the Company's cash disbursement accounts are reimbursed by Culbro on a daily basis. The difference between cash transferred by the Company to Culbro and reimbursements by Culbro to the Company's disbursement accounts has been reflected in Culbro Investment in the combined balance sheet.

INTERCOMPANY ACTIVITIES

    The Company's employees participate in certain benefit programs which are sponsored and administered by Culbro. See Note 8 for discussion of employee benefit plan costs. The Company's risk insurance and employee medical coverage are provided through insurance policies and programs purchased by Culbro on behalf of the Company and Culbro's other subsidiaries. The cost of these items was allocated based on the specific insurance data related to each subsidiary. All direct charges relating to the Company for these services, and the Company's participation in these plans have been charged to the Company by Culbro, and included in the Company's combined financial statements.

    A substantial amount of Culbro management time and resources were related to the operations of the Company, and Culbro also performed certain specific administrative functions for the Company, including legal, tax, treasury, human resources and internal audit. In addition to the direct charges above for employee benefits and risk insurance, the combined statement of operations reflects general and administrative expenses of $5.5 million, $8.8 million and $7.2 million for 1994, 1995 and 1996, respectively,

                          GENERAL CIGAR HOLDINGS, INC.

5.  RELATED PARTY TRANSACTIONS (CONTINUED)
allocated by Culbro to the Company for these services. These charges were based principally on the Company's proportionate share of expenses relating to the Culbro corporate activities associated with the Company's operations and are considered by management to be reasonable. These amounts may not necessarily be indicative of the additional general and administrative expenses the Company would have incurred had it operated independently during the years presented.

    No interest has been charged or paid to Culbro on the net investment account, and accordingly intercompany interest expense has not been included in the combined statements of operations. See Notes 4 and 7.

OTHER RELATED PARTY TRANSACTIONS

    During 1996, the Company entered into transactions in the ordinary course of business, with entities with which certain stockholders and board of directors members of Culbro are associated. In 1996 the aggregate cost of such services to these firms was approximately $2.3 million.

6.  INTERCOMPANY INCOME TAXES

    All current tax liabilities were paid by Culbro and accordingly the Company's current tax liabilities are reflected in the Culbro Investment account.

    Historically, the combined results of operations of the Company were included in Culbro's consolidated U.S. federal income tax returns, and will be included in such returns until the Distribution and Merger are consummated. The income tax provisions and deferred tax liabilities have been calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes" as if the Company had filed separate tax returns. The provision for income taxes is summarized as follows:

                                                                     1994       1995       1996
                                                                   ---------  ---------  ---------
                                                                       (DOLLARS IN THOUSANDS)
Current:
  Federal........................................................  $   2,374  $   6,435  $   7,647
  State and local................................................        446      1,041      1,155
Deferred, principally federal....................................         43       (236)    (1,064)
                                                                   ---------  ---------  ---------
                                                                   $   2,863  $   7,240  $   7,738
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    The reasons for the difference between the United States statutory income tax rate and the effective rates are shown in the following table:

                                                                     1994       1995       1996
                                                                   ---------  ---------  ---------
                                                                       (DOLLARS IN THOUSANDS)
Tax expense at statutory rates...................................  $   2,520  $   6,497  $   7,051
State and local income taxes.....................................        294        677        751
Other............................................................         49         66        (64)
                                                                   ---------  ---------  ---------
                                                                   $   2,863  $   7,240  $   7,738
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

                          GENERAL CIGAR HOLDINGS, INC.

6.  INTERCOMPANY INCOME TAXES (CONTINUED)
    The significant components of net deferred tax liabilities are as follows:

                                                                            1995       1996
                                                                          ---------  ---------
                                                                              (DOLLARS IN
                                                                               THOUSANDS)
Depreciation............................................................  $   7,094  $   7,015
Postretirement benefit liabilities......................................     (2,303)    (2,367)
Pension liabilities.....................................................     (1,826)    (1,901)
Other...................................................................       (844)    (1,690)
                                                                          ---------  ---------
                                                                          $   2,121  $   1,057
                                                                          ---------  ---------
                                                                          ---------  ---------

    In connection with the expected Offering, Culbro and the Company will enter into a Tax Sharing Agreement which will provide, among other things, for the allocation between Griffin and the Company of federal, state, local and foreign tax liabilities for all periods through the Distribution and Merger. With respect to the consolidated tax returns filed by Culbro, the Tax Sharing Agreement will provide that the Company will be liable for any amounts that it would have been required to pay with respect to any deficiencies assessed, generally as if it had filed separate tax returns.

7.  LONG-TERM DEBT

    Long-term debt includes:

                                                                    DECEMBER 2,  NOVEMBER 30,
                                                                       1995          1996
                                                                    -----------  ------------
                                                                     (DOLLARS IN THOUSANDS)
Building mortgage.................................................   $   5,000    $    5,000
Equipment loan....................................................       4,488         4,218
Capital leases....................................................       2,809         2,992
                                                                    -----------  ------------
Total.............................................................      12,297        12,210
Less: due within one year.........................................         945         1,131
                                                                    -----------  ------------
Total long-term debt..............................................   $  11,352    $   11,079
                                                                    -----------  ------------
                                                                    -----------  ------------

    As of November 30, 1996, the annual payment requirements under the terms of the building mortgage and equipment loan, for the years 1997 through 2001 are $0.3 million, $0.4 million, $5.4 million, $0.4 million and $0.4 million, respectively. The building mortgage is on the 387 PAS corporate office building which had a net book value of $29.5 million at November 30, 1996. The mortgage, which bears interest at 2.0% above LIBOR, matures in March 1999 and requires periodic payments of only interest until maturity. The equipment loan was entered into in January 1994, and bears interest at 7.25% per annum and has a term of ten years, with a balloon payment of $1.2 million due at maturity. The equipment had a net book value of $3.0 million at November 30, 1996.

    On January 21, 1997, the Company entered into a Credit Agreement with certain banks which provided financing of $120.0 million for the Villazon Acquisition, for repayment of the Culbro debt obligation assumed by the Company in the liability portion of the Asset Transfers and for general working capital purposes. The Credit Agreement includes a $60.0 million term loan, due on January 20, 1998 that is required to be prepaid at the time of and with a portion of the proceeds from the expected Offering, and a revolving credit facility of $60.0 million, which expires in January 2000. Proceeds from the expected

                          GENERAL CIGAR HOLDINGS, INC.

7.  LONG-TERM DEBT (CONTINUED)
Offering will be used to repay the term loan and reduce amounts outstanding under the revolving credit facility. In accordance with the terms of the Credit Agreement, during the period prior to the completion of the expected Offering, the borrowings under the term loan and revolving credit facility will bear interest, at the Company's option, of either (1) 1% above the Alternate Base Rate ("ABR"), which is defined as the greater of the Prime Rate or the Federal Funds Effective Rate plus 0.5%, (2) the Eurodollar rate plus 2%, or (3) a combination thereof. After completion of the expected Offering, provided that the Offering generates proceeds of at least $70.0 million, the borrowings under the revolving credit facility will bear interest, at the Company's option, of either (1) the ABR, (2) the Eurodollar rate plus 0.75% or (3) a combination thereof. The Company will pay a commitment fee of 3/8 of 1% on the unused portion of the revolving credit facility prior to the expected Offering and 1/4 of 1% after the expected Offering provided the Offering generates proceeds of at least $70 million. The Credit Agreement includes limitations on indebtedness, investments and other significant transactions, as defined.

    The Company expects to assume approximately $43.8 million of Culbro debt prior to the Offering as part of the Culbro obligations assumed under the liability portion of the Asset Transfers. This debt was not an obligation of the Company in earlier periods and the Company generally has been a net cash provider to Culbro. Accordingly, this debt and its related interest expense were not part of the Company's capital structure in the combined financial statements for any of the periods presented.

    Management believes that the amounts reflected on the balance sheet for debt obligations reflect their current market values based on market interest rates for comparable risks, maturities and collateral.

                          GENERAL CIGAR HOLDINGS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

8.  RETIREMENT BENEFITS

PENSION PLAN

    The Company's employees participate in Culbro's noncontributory defined benefit pension plan, which covers substantially all employees of Culbro and its subsidiaries. The plan's benefits are based on employees' years of service and compensation. Contributions to the plan are made in accordance with the provisions of the Employee Retirement Income Security Act. Pension expense of $0.6 million, $0.4 million and $0.7 million for 1994, 1995 and 1996, respectively, included in the combined statement of operations reflects the Company's proportionate share of Culbro's consolidated pension expense based on the benefit costs attributable to its employees, as determined by the plan's actuaries. Pension expense in 1996 included $0.3 million related to early retirement of certain of the Company's employees.

    The Company intends to maintain this plan and will be directly responsible for all of the pension obligations of the plan, including those relating to its employees and its former employees, as well as all vested employees of Culbro and its subsidiaries under the plan. The Company expects to continue to provide its current employees with the existing level of benefits under the plan; all other Culbro employees will cease to be active participants in the plan. In connection with the Distribution and Merger, the Company and CLR will enter into an Employee Benefits Administration Agreement for the purpose of defining the responsibilities for the administration of the plan. As of November 30, 1996, the Plan was overfunded and Culbro has not made any contributions to the plan in the past five years. The pro forma unaudited financial information in Note 4 reflects the effect of the Company's assumption of the Culbro Plan assets and obligations as if it had occurred on the dates noted therein.

    The status of the Culbro pension plan as determined by the plan's actuaries at December 2, 1995 and November 30, 1996 was as follows (dollars in thousands):

                                                                         1995       1996
                                                                       ---------  ---------
Present value of benefits earned by participants including vested benefits of $53,730 and $52,095 at December 2, 1995 and November
  30, 1996, respectively.............................................  $  54,274  $  52,668
                                                                       ---------  ---------
                                                                       ---------  ---------
Plan assets at fair value, primarily equities........................  $  64,639  $  70,711
Present value of projected benefit obligations.......................     56,882     54,759
                                                                       ---------  ---------
Plan assets in excess of projected benefit obligations...............      7,757     15,952
Amount included on Culbro balance sheet..............................      5,993      6,697
                                                                       ---------  ---------
Unrecognized net asset...............................................  $  13,750  $  22,649
                                                                       ---------  ---------
                                                                       ---------  ---------
Unrecognized net asset includes:
Net gain from experience differences and assumption changes..........  $  14,190  $  23,101
Less: Changes due to plan amendments.................................       (203)      (321)
     Net pension obligation at adoption of SFAS No. 87...............       (237)      (131)
                                                                       ---------  ---------
Unrecognized net asset...............................................  $  13,750  $  22,649
                                                                       ---------  ---------
                                                                       ---------  ---------

    Discount rates of 7.50% and 7.75% were used to compute the present value of pension benefits at December2, 1995 and November 30, 1996, respectively. A 5% rate of increase in future compensation levels was used to estimate the projected pension obligations at both December 2, 1995 and November 30, 1996. The expected rate of return on pension plan assets in 1994, 1995 and 1996 was estimated at 9% representing the average long-term rate expected from the investment of plan assets.

                          GENERAL CIGAR HOLDINGS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

8.  RETIREMENT BENEFITS (CONTINUED)
OTHER POSTRETIREMENT BENEFITS

    Through the date of the Offering, the Company's employees will participate in Culbro's postretirement benefits program, which provides principally health and life insurance benefits to certain of its retired employees. The cost of such benefits attributable to the Company's employees under the plan's benefit formula was $0.5 million in fiscal 1994 and in fiscal 1995, respectively, and $0.4 million in fiscal 1996.

    The Company's proportionate share of the present value of the liabilities for accumulated postretirement benefits, as determined by the Plan's actuaries, is shown below. None of these liabilities have been funded at December2, 1995 and November 30, 1996.

                                                                            1995       1996
                                                                          ---------  ---------
                                                                              (DOLLARS IN
                                                                               THOUSANDS)
Retirees................................................................  $   3,678  $   3,434
Fully eligible active participants......................................      1,474      1,530
Other active participants...............................................        608        361
Unrecognized net gain from experience differences and
  assumption changes....................................................        308        907
                                                                          ---------  ---------
Liability for other postretirement benefits.............................  $   6,068  $   6,232
                                                                          ---------  ---------
                                                                          ---------  ---------

    The Company expects that it will continue to provide its employees with the same level of retiree medical benefits as those provided under the Culbro program. Additionally, the Company will assume approximately $1.1 million of retiree medical benefits related to former Culbro employees.

    Discount rates of 7.50% and 7.75% were used to compute the accumulated postretirement benefit obligations at December 2, 1995 and November 30, 1996, respectively. Because the Company's obligation for retiree medical benefits is fixed, any increase in the medical cost trend would have no effect on the accumulated postretirement benefit obligation, service cost or interest cost.

    The adoption of SFAS No. 106 in 1993 has not had an adverse effect on cash flows because postretirement benefits are funded as incurred.

9.  STOCK OPTION PLANS

    Upon consummation of the Merger and Distribution, the Company intends to convert all employee stock options outstanding under Culbro's stock option plans into options to purchase shares of common stock of the Company and shares of common stock of CLR. The number of outstanding options and exercise prices would be adjusted to preserve the value of the options. The combined financial statements of the Company do not reflect any effects that these plans have had in Culbro's consolidated financial statements. The status of, and transactions in, the Culbro stock option plans for the periods presented are as summarized below:

EMPLOYEES STOCK OPTION PLANS

    The Culbro 1996 Stock Plan (the "1996 Plan"), the 1992 Stock Plan (the "1992 Plan") and the 1991 Employees Incentive Stock Option Plan (the "1991 Plan") for officers and key employees, made available 500,000, 300,000 and 210,000 shares of common stock, respectively, for purchase at prices equal to the fair market value at date of grant. A portion of the options outstanding under these plans may be exercised as incentive stock options, which under current tax laws do not provide any tax deductions to Culbro.

                          GENERAL CIGAR HOLDINGS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

9.  STOCK OPTION PLANS (CONTINUED)
    Options are not exercisable until three years from the date of grant and may be exercised over a period ending not later than ten years from the date of grant. The exercise period for each grant was determined by Culbro's Compensation Committee.

    At November 30, 1996, a total of 400,000 and 40,300 shares under the 1996 Plan and 1992 Plan, respectively, were available for future grant. There are no shares available for future grant under the 1991 Plan. None of the options outstanding at November 30, 1996 may be exercised as stock appreciation rights. Transactions under the 1996, 1992 and 1991 Plans are summarized as follows:

Options outstanding at November 27, 1993..................................     280,700
Granted during 1994.......................................................      88,300
Expired, canceled and exercised...........................................     (33,400)
                                                                            -----------
Options outstanding at December 3, 1994...................................     335,600
Granted during 1995.......................................................      68,000
Expired, canceled and exercised...........................................     (92,200)
                                                                            -----------
Options outstanding at December 2, 1995...................................     311,400
Granted during 1996.......................................................     134,400
Expired, canceled and exercised...........................................    (103,286)
                                                                            -----------
Options outstanding at November 30, 1996..................................     342,514
                                                                            -----------
                                                                            -----------

Option prices range between:......................................... $12.25 and $80.00

Options exercisable:
December 3, 1994..........................................................     109,000
December 2, 1995..........................................................      86,100
November 30, 1996.........................................................      78,114
Expiration of the 1991 Plan...............................................        2001
Expiration of the 1992 Plan...............................................        2002
Expiration of the 1996 Plan...............................................        2006
Number of option holders at November 30, 1996.............................          13

CULBRO NONEMPLOYEE DIRECTORS STOCK OPTION PLAN

    Options granted under the 1996 Stock Option Plan for Nonemployee Directors (the "1996 Non-employee Plan") and the 1992 Stock Option Plan for Nonemployee Directors (the "1992 Nonemployee Plan") will also be converted, after adjustment for dilution, into options to purchase common shares of the Company. Under these plans 70,000 options have been made available to purchase shares of Culbro common stock for purchase at prices equal to the fair market value at date of grant. Options canceled become available for future grant. Options are not exercisable until three years from the date of grant and may be exercised over a period ending not later than eight years from the date of grant. As of November 30, 1996, 18,000 options remained available for future grant under the 1996 Nonemployee Plan and 3,000 options remained available for future grant under the 1992 Nonemployee Plan. None of the options outstanding at November 30, 1996 may be exercised as stock appreciation rights.

                          GENERAL CIGAR HOLDINGS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

9.  STOCK OPTION PLANS (CONTINUED)
    Transactions under the 1996 and 1992 Nonemployee Plans are as follows:

Options outstanding at November 27, 1993..................................      14,000
Granted during 1994.......................................................      14,000
                                                                            -----------
Options outstanding at December 3, 1994...................................      28,000
Granted during 1995.......................................................      14,000
                                                                            -----------
Options outstanding at December 2, 1995...................................      42,000
Granted during 1996.......................................................       7,000
Exercised during 1996.....................................................      (6,000)
                                                                            -----------
Options outstanding at November 30, 1996..................................      43,000
                                                                            -----------
                                                                            -----------

Options prices range between......................................... $14.38 and $63.81

Number of option holders at November 30, 1996.............................           7

EMPLOYMENT AGREEMENT

    Upon consummation of the Distribution and Merger, an employment agreement entered into in May 1994 between Culbro and an officer of Culbro will become an obligation of the Company. The agreement provides for the issuance of 125,000 Culbro stock options, exercisable at the rate of 25,000 per year from 1995 through 1999 at an option price of $4.00 per share. These options will become options to purchase shares of the Company, and the option price will be adjusted to reflect the dilutive effect referred to above. Through November 30, 1996, 15,000 of these options had been exercised under this agreement. The annual compensation expense for this agreement is $267,000 through April 1999 reflecting the amortization of the difference between the option price and the quoted market price at the date of grant.

10.  LEASES

    The Company has the following noncancelable leases relating principally to a manufacturing facility and vehicles.

CAPITAL LEASES

    Future minimum lease payments under capital leases and the present value of such payments as of November 30, 1996 were:

                                                                                   (DOLLARS IN
                                                                                   THOUSANDS)
1997.............................................................................   $   1,124
1998.............................................................................         907
1999.............................................................................         707
2000.............................................................................         430
2001.............................................................................         286
                                                                                   -----------
Total minimum lease payments.....................................................       3,454
Less: Amounts representing interest..............................................         462
                                                                                   -----------
Present value of minimum lease payments (a)......................................   $   2,992
                                                                                   -----------
                                                                                   -----------

------------------------

(a) Includes current portion of $0.8 million on November 30, 1996.

                          GENERAL CIGAR HOLDINGS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

10.  LEASES (CONTINUED)
    At December 2, 1995 and November 30, 1996, buildings, machinery and equipment included capital leases amounting to $3.9 million and $4.2 million, respectively, which is net of accumulated depreciation of $3.1 million and $3.4 million, respectively. Depreciation expense relating to capital leases was $0.7 million in 1994, 1995 and 1996.

OPERATING LEASES

    Future minimum rental payments under noncancellable leases as of November 30, 1996 were:

                                                                                   (DOLLARS IN
                                                                                   THOUSANDS)
1997.............................................................................   $     802
1998.............................................................................         771
1999.............................................................................         735
2000.............................................................................         687
2001.............................................................................         544
Later years......................................................................       2,175
                                                                                   -----------
Total minimum lease payments.....................................................   $   5,714
                                                                                   -----------
                                                                                   -----------

    Total rental expense for all operating leases in 1994, 1995 and 1996 was $0.1 million, $0.1 million and $0.6 million, respectively.

11.  SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

NET SALES

    Excise taxes paid on cigar sales of $5.5 million, $7.0 million and $7.9 million for 1994, 1995 and 1996, respectively, are included in net sales and cost of goods sold.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

    Included in selling, general and administrative expenses were advertising expenses of $1.0 million, $2.8 million and $4.4 million for 1994, 1995 and 1996, respectively.

OTHER NONRECURRING EXPENSE

    Other nonrecurring expense in 1996 includes the allocation to the Company of charges recorded by Culbro in connection with the termination of a management long-term incentive compensation plan which was based on Culbro's stock price, and the acceleration of the vesting of benefits under the plan, in anticipation of the expected Offering. Additionally, the other nonrecurring expense item includes accruals for severance and related expenses in connection with a headcount reduction at the Culbro corporate office. The Company's allocable share of these expenses was determined substantially on the same basis as the allocation of Culbro's general and administrative expenses referred to in Note 5 and is considered to be reasonable.

GAIN ON INSURANCE SETTLEMENT

    The gain on insurance settlement in the 1995 statement of operations reflects the settlement of a property insurance claim related to a 1994 fire that destroyed an administration and warehouse facility owned and operated by General Cigar. The gain reflected total proceeds of $2.7 million less the book value of the destroyed building.

                          GENERAL CIGAR HOLDINGS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

11.  SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION (CONTINUED)
OTHER NONOPERATING INCOME (EXPENSE)

    Other nonoperating income (expense) includes principally the net results of leasing activity in the 387 PAS office building. In 1995, the net expense included a breakup fee paid and certain other expenses incurred by General Cigar to terminate a proposed agreement to sell approximately fifty percent of its business.

INVENTORIES

    Inventories consists of:

                                                                    DECEMBER 2,  NOVEMBER 30,
                                                                       1995          1996
                                                                    -----------  ------------
                                                                     (DOLLARS IN THOUSANDS)
Raw materials and supplies........................................   $  30,640    $   43,704
Work-in-process...................................................       2,633         4,529
Finished goods....................................................       4,570         5,469
                                                                    -----------  ------------
                                                                     $  37,843    $   53,702
                                                                    -----------  ------------
                                                                    -----------  ------------

PROPERTY AND EQUIPMENT

    Property and equipment consist of:

                                                 DECEMBER 2,  NOVEMBER 30,     ESTIMATED
                                                    1995          1996        USEFUL LIVES
                                                 -----------  ------------  ----------------
                                                  (DOLLARS IN THOUSANDS)
Land...........................................   $   2,542    $    2,534
Buildings and improvements.....................      54,592        58,225     10 to 40 years
Machinery and equipment........................      27,830        33,470       3 to 7 years
                                                 -----------  ------------
                                                     84,964        94,229
Accumulated depreciation.......................     (38,472)      (41,722)
                                                 -----------  ------------
                                                  $  46,492    $   52,507
                                                 -----------  ------------
                                                 -----------  ------------

    Included in land and buildings is the Company's New York City headquarters building, which had a cost of $39.5 million and accumulated depreciation of $10.0 million at November 30, 1996.

    Total depreciation expense was $3.2 million, $3.5 million and $3.7 million for 1994, 1995, and 1996, respectively.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

    Accounts payable and accrued liabilities include trade payables of $8.0 million and $11.5 million for 1995 and 1996, respectively, accrued salaries, wages and other compensation of $5.8 million and $4.5 million for 1995 and 1996, respectively, and other accrued liabilities of $7.0 million and $6.8 million for 1995 and 1996, respectively, primarily accrued workers compensation and general liability insurance.

SUPPLEMENTAL CASH FLOW INFORMATION

    Tax payments were made by Culbro on behalf of the Company. General Cigar has been included in Culbro's consolidated federal income tax returns (see Note 6). Accordingly, tax payments made by Culbro are reflected in net transactions with Culbro on the combined statement of cash flows. Interest paid by the Company was $0.6 million, $1.0 million and $1.0 million for 1994, 1995 and 1996, respectively.

                          GENERAL CIGAR HOLDINGS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

12.  BUSINESS SEGMENT INFORMATION

    The Company's operations are conducted within one business segment comprising the manufacturing and marketing of cigars, sold primarily in the United States, and related activities including the distribution of lighters, and the operation of a cigar bar. The Company's export sales are not material.

13.  COMMITMENTS AND CONTINGENCIES

    A portion of the insurance claims related to the loss of an administration and warehouse facility owned and operated by General Cigar was settled in 1995 (see Note 11), but certain claims remain outstanding. The amounts, if any, for which these claims will be settled cannot be evaluated at this time.

    In connection with the sale of a former subsidiary by Culbro, the Company remains liable on a machinery lease obligation of approximately $3.0 million assumed by the purchaser of that former subsidiary.

    At November 30, 1996 the Company has entered into firm commitments for capital expenditures of approximately $5.7 million for the expansion of its manufacturing and distribution facilities and the addition of machinery and equipment.

    The Company believes that the outcome of currently pending legal proceedings will not, in the aggregate, have a material adverse effect on the Company's combined financial position.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Directors
of Culbro Corporation

In our opinion, the accompanying balance sheets and the related statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of the purchased assets of Villazon & Company, Inc. (as described in Note 1) at December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As disclosed in the financial statements, the Company has extensive transactions and relationships with related parties. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PRICE WATERHOUSE LLP

Tampa, Florida
March 21, 1997

                            VILLAZON & COMPANY, INC.
                              STATEMENTS OF INCOME

                                                                                YEAR ENDED DECEMBER 31,
                                                                      -------------------------------------------
                                                                          1994           1995           1996
                                                                      -------------  -------------  -------------
Net sales...........................................................  $  19,901,972  $  24,152,535  $  40,446,038
                                                                      -------------  -------------  -------------
Costs and expenses:
  Cost of sales.....................................................     12,491,696     14,975,595     24,645,299
  Selling, general and administrative...............................      3,934,883      4,315,678      5,380,206
                                                                      -------------  -------------  -------------
                                                                         16,426,579     19,291,273     30,025,505
                                                                      -------------  -------------  -------------
Operating income....................................................      3,475,393      4,861,262     10,420,533
                                                                      -------------  -------------  -------------
Other income (expense):
  Interest income...................................................         32,219        133,463        223,998
  Interest expense..................................................       (274,161)      (452,401)      (552,408)
  Other.............................................................         41,570         17,830         65,861
                                                                      -------------  -------------  -------------
                                                                           (200,372)      (301,108)      (262,549)
                                                                      -------------  -------------  -------------
Income from continuing operations before income taxes...............      3,275,021      4,560,154     10,157,984
Income taxes........................................................         39,496         46,666        113,563
                                                                      -------------  -------------  -------------
Net income..........................................................  $   3,235,525  $   4,513,488  $  10,044,421
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Earnings per share..................................................  $      758.80  $    1,058.51  $    2,355.63
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

  The accompanying Notes to Financial Statements are an integral part of these financial statements.

                            VILLAZON & COMPANY, INC.
                                 BALANCE SHEETS

                                                                                             DECEMBER 31,
                                                                                     ----------------------------
                                                                                         1995           1996
                                                                                     -------------  -------------
                                      ASSETS
Current assets:
  Cash and cash equivalents........................................................  $   4,525,753  $   9,731,183
  Accounts receivable:
    Trade--less allowance of $3,477 and $1,590.....................................      3,572,768      5,566,897
  Related party receivables........................................................         76,213        299,000
  Insurance claim receivable.......................................................        104,110
  Inventories......................................................................      3,157,553      3,070,966
  Advances to suppliers, net.......................................................       --              472,139
  Prepaid expenses.................................................................        182,373        181,604
                                                                                     -------------  -------------
        Total current assets.......................................................     11,618,770     19,321,789

Deposits...........................................................................       --               40,450
Cash surrender value of insurance on lives of officers, net of policy loans of
  $55,027 and $0...................................................................        867,186      1,082,706
Available-for-sale securities......................................................         41,121         51,021
Property, plant and equipment, net.................................................        840,361        718,597
Trademarks, at cost, less accumlulated amortization of $34,313 and $29,138.........         96,460        183,379
                                                                                     -------------  -------------
        Total assets...............................................................  $  13,463,898  $  21,397,942
                                                                                     -------------  -------------
                                                                                     -------------  -------------
                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Debt due within one year.........................................................  $     468,200  $       3,686
  Accounts payable.................................................................        798,532      1,205,128
  Related party payables...........................................................       --            1,629,674
  Income taxes payable.............................................................         12,946         66,370
  Accrued liabilities:
    Bonuses, vacation, salaries and wages..........................................        196,294        218,697
    Contribution to profit-sharing plan............................................        224,099        248,434
    Other..........................................................................          1,423          4,255
                                                                                     -------------  -------------
        Total current liabilities..................................................      1,701,494      3,376,244

Long-term debt.....................................................................      3,260,056      5,139,756
                                                                                     -------------  -------------
        Total liabilities..........................................................      4,961,550      8,516,000
                                                                                     -------------  -------------
Commitments and contingencies (Notes 7, 8 and 10)

Stockholders' equity:
  Common stock, $50 par value: authorized 10,000 shares; issued and outstanding
    4,264 shares...................................................................        213,200        213,200
  Capital in excess of par value...................................................        223,659        223,659
  Unrealized gains on securities...................................................         41,121         51,021
  Retained earnings................................................................      8,024,368     12,394,062
                                                                                     -------------  -------------
        Total stockholders' equity.................................................      8,502,348     12,881,942
                                                                                     -------------  -------------
        Total liabilities and stockholders' equity.................................  $  13,463,898  $  21,397,942
                                                                                     -------------  -------------
                                                                                     -------------  -------------

  The accompanying Notes to Financial Statements are an integral part of these financial statements.

                            VILLAZON & COMPANY, INC.
                            STATEMENTS OF CASH FLOWS

                                                                                 YEAR ENDED DECEMBER 31,
                                                                        -----------------------------------------
                                                                            1994          1995          1996
                                                                        ------------  ------------  -------------
OPERATING ACTIVITIES
Net income............................................................  $  3,235,525  $  4,513,488  $  10,044,421
Adjustments to reconcile net income to net cash provided by operating activities:
  Gain on sale of assets..............................................       (21,000)      --            --
  Depreciation and amortization.......................................       119,061       138,295        169,978
  Changes in operating assets and liabilities:
    (Increase) decrease in assets:
      Accounts receivable--trade......................................      (510,166)     (516,934)    (1,994,129)
      Related party receivable........................................       (44,609)       12,446       (222,787)
      Insurance claim receivable......................................       --           (104,110)       104,110
      Inventories.....................................................       938,262       278,095         86,587
      Advances to suppliers...........................................       --            --            (472,139)
      Prepaid expenses................................................        27,980       (54,702)           769
      Trademarks......................................................       (28,391)      (34,069)       (96,485)
      Deposits........................................................       --            --             (40,450)
  Increase (decrease) in liabilities:
      Accounts payable................................................       130,786        79,166        406,596
      Related party payables..........................................      (647,472)      (77,500)     1,629,674
      Income taxes payable............................................        10,988       (12,011)        53,424
      Accrued liabilities.............................................        31,924        16,196         49,570
                                                                        ------------  ------------  -------------
Net cash provided by operating activities.............................     3,242,888     4,238,360      9,719,139
                                                                        ------------  ------------  -------------
INVESTING ACTIVITIES
Decrease (increase) in cash surrender value of insurance on lives of
  officers............................................................        96,546       (51,655)      (215,520)
Purchase of property, plant and equipment.............................       (46,290)     (538,880)       (35,802)
Proceeds (payments) from sale of property, plant and equipment........        51,055        16,337         (2,846)
                                                                        ------------  ------------  -------------
Net cash provided by (used in) investing activities...................       101,311      (574,198)      (254,168)
                                                                        ------------  ------------  -------------
FINANCING ACTIVITIES
Net proceeds (payments) on related party debt.........................        10,498       (45,347)      (461,352)
Net proceeds from long-term debt......................................       378,764       689,177      1,876,538
Distributions to stockholders.........................................    (1,314,685)   (3,300,699)    (5,674,727)
                                                                        ------------  ------------  -------------
Net cash used in financing activities.................................      (925,423)   (2,656,869)    (4,259,541)
                                                                        ------------  ------------  -------------
Net increase in cash..................................................     2,418,776     1,007,293      5,205,430
Cash and cash equivalents at beginning of year........................     1,099,684     3,518,460      4,525,753
                                                                        ------------  ------------  -------------
Cash and cash equivalents at end of year..............................  $  3,518,460  $  4,525,753  $   9,731,183
                                                                        ------------  ------------  -------------
                                                                        ------------  ------------  -------------
SUPPLEMENTAL DISCLOSURES
  Cash paid for income taxes..........................................  $     18,307  $     58,678  $      60,139
                                                                        ------------  ------------  -------------
                                                                        ------------  ------------  -------------
  Cash paid for interest..............................................  $    274,161  $    452,356  $     553,830
                                                                        ------------  ------------  -------------
                                                                        ------------  ------------  -------------
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Available-for-sale securities received as a result of
    demutualization of insurance company..............................  $    --       $     41,121  $    --
                                                                        ------------  ------------  -------------
                                                                        ------------  ------------  -------------

  The accompanying Notes to Financial Statements are an integral part of these financial statements.

                            VILLAZON & COMPANY, INC.
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                            COMMON STOCK        CAPITAL IN                                  TOTAL
                                       -----------------------  EXCESS OF   UNREALIZED     RETAINED     STOCKHOLDERS'
                                         SHARES       AMOUNT    PAR VALUE      GAINS       EARNINGS        EQUITY
                                       -----------  ----------  ----------  -----------  -------------  -------------
Balance at December 31, 1993.........       4,264   $  213,200  $  223,659   $  --       $   4,890,739  $   5,327,598
  Net income for the year 1994.......                                                        3,235,525      3,235,525
  Distributions to stockholders......                                                       (1,314,685)    (1,314,685)
                                            -----   ----------  ----------  -----------  -------------  -------------
Balance at December 31, 1994.........       4,264      213,200     223,659      --           6,811,579      7,248,438
  Change in unrealized gains on
    available-for-sale securities....                                           41,121                         41,121
  Net income for the year 1995.......                                                        4,513,488      4,513,488
  Distributions to stockholders......                                                       (3,300,699)    (3,300,699)
                                            -----   ----------  ----------  -----------  -------------  -------------
Balance at December 31, 1995.........       4,264      213,200     223,659      41,121       8,024,368      8,502,348
  Change in unrealized gains on
    available-for-sale securities....                                            9,900                          9,900
  Net income for the year 1996.......                                                       10,044,421     10,044,421
  Distributions to stockholders......                                                       (5,674,727)    (5,674,727)
                                            -----   ----------  ----------  -----------  -------------  -------------
Balance at December 31, 1996.........       4,264   $  213,200  $  223,659   $  51,021   $  12,394,062  $  12,881,942
                                            -----   ----------  ----------  -----------  -------------  -------------

  The accompanying Notes to Financial Statements are an integral part of these financial statements.

                            VILLAZON & COMPANY, INC.
                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION AND SUBSEQUENT EVENT

    Pursuant to a purchase agreement dated December 20, 1996 (effective January 1, 1997), General Cigar Co., Inc., ("General") a subsidiary of Culbro Corporation, acquired certain operations and substantially all of the assets of Villazon and Company, Inc. (the "Company"), which is in the business of producing and selling of cigars. The final purchase price of $38,450,000 in cash along with $10,000,000 in promissory notes, the 1996 profits and the assumption of certain liabilities, is contingent upon any purchase price adjustments made on the December 31, 1996 balance sheet. The assets acquired consist of the Villazon and Company ("Villazon") and its related divisions, Danby-Palicio ("Danby") and Tinder Box Wholesale ("TBW") (collectively known as Villazon and Co., Inc.). The Company's principal facilities consist of cigar manufacturing operations in Tampa, Florida and distribution operations in Upper Saddle River, New Jersey. Excluded from the assets acquired was the Company's 79.01% ownership interest in James B. Russell, Inc. ("JBR") (see Note 6) and two pieces of real property located in Ybor City and Miami, Florida. Prior to the acquisition, the financial results of the Company included the consolidated results of JBR, which was not acquired by General. The accompanying financial statements present the financial position, results of operations and cash flows of Villazon and Co., Inc., on a carved out basis as if the assets acquired had been an independent reporting entity for all periods presented.

    The statements of income include all revenues and costs directly attributable to the Company, and the allocation of certain corporate expenses which were allocated to JBR (see Note 6). Expenses have historically been allocated based on the nature of the expense. Allocated expenses include administrative services, rent, legal and accounting fees, certain employee benefits and other similar overhead costs. All of the allocations and estimates in the statements of income are based on assumptions that the Company's management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if JBR had operated as a separate entity.

    Subsequent to the purchase transaction, the stock and remaining assets of the Company will be known as Preferred Havana, Inc.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include cash on deposit in time deposit accounts which mature within 90 days of purchase.

INVENTORIES

    Supplies, work in process and finished goods are valued at the lower of cost (using the first-in, first-out method) or market. Leaf tobacco is valued at the lower of cost (using the specific identification method) or market.

    Leaf tobacco includes tobacco in the process of aging, a substantial amount of which may not be used within one year. It is industry practice to include such inventories as current assets. Leaf tobacco also includes tobacco in bond which is subject to custom duties upon withdrawal from bond. Following industry practice, the Company does not include such duties in inventories until paid.

                            VILLAZON & COMPANY, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
AVAILABLE-FOR-SALE SECURITIES

    Management determines the appropriate classification of securities at the time of acquisition and re-evaluates such designation as of each balance sheet date. Marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in a separate component of stockholders' equity. Available-for-sale securities at December 31, 1995 and 1996 are equity securities in an insurance company issued at the time of conversion from a mutual to a stock company with zero cost basis and estimated fair value of $41,121 and $51,021, respectively.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are recorded at cost and depreciated using either straight line or accelerated methods. Maintenance and repairs are charged to expense as incurred.

TRADEMARKS

    Trademarks consist of registered trade names of cigars or other tobacco brands, and are initially capitalized at acquisition cost. Costs associated with renewal of trademark registrations are also capitalized. Trademarks are being amortized on a straight line basis over 5 to 15 years. Related amortization expense of $2,956, $8,769 and $9,566 for the years ended December 31, 1994, 1995 and 1996, respectively, is included in selling, general and administrative expenses.

REVENUE RECOGNITION

    Sales and the related costs of sales are recognized upon shipment of products. Excise taxes for the years ended December 31, 1994, 1995 and 1996, were approximately $1,005,000, $1,149,000 and $1,571,826, respectively, and are included in net sales and cost of sales in the statements of income.

EARNINGS PER SHARE

    Earnings per share of common stock is computed by dividing net income by the weighted average number of common shares outstanding during the period. Primary and fully diluted earnings per share are equivalent.

ESTIMATES

    Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from the estimates.

FINANCIAL INSTRUMENTS

    The Company's financial instruments include cash and cash equivalents, accounts receivable, advances to suppliers, cash surrender value of insurance on lives of officers, available-for-sale securities, notes payable, accounts payable and long-term debt. In the opinion of management, the carrying amount of these financial instruments approximates their fair value.

                            VILLAZON & COMPANY, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company's customers are geographically dispersed but are concentrated in the tobacco industry. The Company historically has had no material losses on its accounts receivable from customers in excess of allowances provided. The Company's two largest customers accounted for approximately $3,516,139 (16%) and $3,136,208 (14%) in 1994,
$4,048,250 (15%) and $3,633,613 (13%) in 1995; and $10,040,082 (25%) and
$4,831,586 (12%) of net sales in 1996.

2. INVENTORIES:

    Inventories consist of the following:

                                                                           DECEMBER 31,
                                                                    --------------------------
                                                                        1995          1996
                                                                    ------------  ------------
Leaf tobacco......................................................  $    502,959  $    857,985
Work in process...................................................       899,229       322,896
Finished goods....................................................     1,322,395     1,288,066
Supplies..........................................................       432,970       602,019
                                                                    ------------  ------------
                                                                    $  3,157,553  $  3,070,966
                                                                    ------------  ------------
                                                                    ------------  ------------

3. ADVANCES TO SUPPLIERS:

    Advances to Suppliers at December 31, 1996 consist of the following:

Advances to tobacco grower........................................  $ 410,000
Advances--other...................................................    175,830
Reserve for uncollectible advances................................   (113,691)
                                                                    ---------
                                                                    $ 472,139
                                                                    ---------
                                                                    ---------

    During 1996, the Company, under a three year verbal agreement with a tobacco supplier, advanced $410,000 to finance the growing, harvesting, curing and sorting of tobacco. The Company will be reimbursed for its advances from annual proceeds from the sale of crop. In addition, annual net income, if any, of the supplier during the term of the arrangement will be divided equally between the supplier and the financiers of the tobacco growing venture. The Company will have the right of first refusal to purchase its proportionate share of tobacco grown during the term of the arrangement. The Company is at risk for potential crop loss. As of December 31, 1996, no tobacco has been purchased by the Company from the supplier.

    The Company has also advanced approximately $176,000 to two tobacco suppliers in South America and Mexico during 1996 as a deposit on future purchases.

                            VILLAZON & COMPANY, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4. PROPERTY, PLANT AND EQUIPMENT:

    Property, plant and equipment and related accumulated depreciation and amortization of capital leases are summarized as follows:

                                                                           DECEMBER 31,
                                                                     ------------------------
                                                                        1995         1996
                                                                     -----------  -----------
Land...............................................................  $    49,998  $    49,998
Buildings and improvements.........................................      374,682      377,528
Machinery and equipment............................................      601,866      597,583
Transportation equipment...........................................      543,423      543,854
Office furniture and equipment.....................................      347,856      369,085
Leasehold improvements.............................................      146,574      151,790
                                                                     -----------  -----------
                                                                       2,064,399    2,089,838
Less accumulated depreciation......................................   (1,224,038)  (1,371,241)
                                                                     -----------  -----------
                                                                     $   840,361  $   718,597
                                                                     -----------  -----------
                                                                     -----------  -----------

    Depreciation is determined on the straight-line and accelerated methods using estimated useful lives as follows:

Buildings and improvements..................................  5--31 1/2 years
Machinery and equipment.....................................  4--15 years
Transportation equipment....................................  3--12 years
Office furniture and equipment..............................  5--10 years
Leasehold improvements......................................  5--10 years

    Depreciation expense was $116,105, $129,526 and $160,412 in 1994, 1995 and
1996, respectively.

5. DEBT:

                                                                                               DECEMBER 31,
                                                                                        --------------------------
                                                                                            1995          1996
                                                                                        ------------  ------------
Prime plus 1/2% (8.75% at December 31, 1995) unsecured demand notes payable to related
  parties.............................................................................  $    461,352  $    --
Prime plus 1/2% (8.75% at December 31, 1996) unsecured notes payable to officers and
  stockholders, due in 1999 or payable 13 months after notice                              3,256,370     5,139,756
10.38% capital lease obligation on UPS manifest system, due $1,912 per quarter through
  1997................................................................................        10,534         3,686
                                                                                        ------------  ------------
                                                                                           3,728,256     5,143,442
Less amount due within one year.......................................................      (468,200)       (3,686)
                                                                                        ------------  ------------
Long-term debt due after one year.....................................................  $  3,260,056  $  5,139,756
                                                                                        ------------  ------------
                                                                                        ------------  ------------

    Total interest expense to related parties was $267,634 in 1994, $445,180 in 1995 and $549,702 in 1996.

                            VILLAZON & COMPANY, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5. DEBT: (CONTINUED)
    The maturities of long-term debt at December 31, 1996 are as follows:

1997............................................................  $   3,686
1998............................................................     --
1999............................................................  5,139,756
                                                                  ---------
                                                                  $5,143,442
                                                                  ---------
                                                                  ---------

    Subsequent to December 31, 1996 long term debt payable to the officers and stockholders of the Company was repaid by General in accordance with the purchase agreement (see Note 1).

6. RELATED PARTY TRANSACTIONS:

    The Company has had transactions in the normal course of business with various other corporations, certain of whose directors or officers are also directors of the Company.

HATSA

    Certain stockholders of the Company hold a 45% interest in Honduras American Tabaco, S.A. ("HATSA"). The Company purchases cigars, boxes and tobacco leaf from HATSA, and the Company sells tobacco and other supplies purchased from third parties to HATSA. Purchases and sales are netted, resulting in a net receivable or payable to HATSA. The net receivable (payable) was $17,587 at December 31, 1995 and ($1,629,674) at December 31, 1996. Payments to HATSA are made when requested by HATSA. Approximately $5,668,000 in purchases were made in 1994, $7,450,000 in 1995 and $12,414,000 in 1996, and approximately $1,590,000 in sales were made in 1994, $2,141,000 in 1995 and $2,790,000 in 1996.

NATSA

    Nicaragua American Tobacco S.A. ("NATSA") was formed in 1996 and is owned by parties related to the Company including a minority stockholder and an employee. The Company began purchasing cigars from NATSA in 1996 and, at December 31, 1996, is the only customer. The Company has advanced money to NATSA for future purchases and sells tobacco purchased from other suppliers to NATSA, resulting in a net receivable from NATSA of approximately $255,622 at year-end. The Company had total purchases from NATSA of approximately $2,129,000 during the year.

    Prior to the acquisition of the Company by General, all interests held in NATSA were divested by the Company's stockholders in accordance with the purchase agreement referred to in Note 1.

MANUFACTURERS BANK

    Certain stockholders and members of the Company's Board of Directors are also stockholders and members of the Board of Directors of The Manufacturers Bank of Florida. The Company uses banking services provided by and purchases certificates of deposit issued by The Manufacturers Bank of Florida. Fees paid to The Manufacturers Bank of Florida were immaterial.

                            VILLAZON & COMPANY, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6. RELATED PARTY TRANSACTIONS: (CONTINUED)
TINDER BOX INTERNATIONAL

    A major stockholder of the Company owns 37.5% of Tinder Box International, Ltd. (TBI). In August 1989, the Company entered into a ten-year license agreement with TBI which provides the Company the right to sell and distribute specialized products. In consideration of the license granted, the Company remits a royalty to TBI based on a percentage of net sales of the products sold under the license. The license agreement provides for a 6% royalty percentage which will increase to 7% or 8% if related sales during any twelve-month period exceed $3,000,000 or $5,000,000, respectively. Prior to 1994, the license agreement was verbally amended to reduce the royalty percentage to 3% on sales $3,000,000 and less. Royalty expense for the years ended December 31, 1994, 1995 and 1996 was approximately $37,000, $43,000 and $64,000, respectively (at 3% of the related sales).

    The terms of the license agreement also contain certain covenants whereby at the option of the licensee or licensor, the license agreement may be terminated. These terms include the sale of majority ownership of the Company or a sale of all or a substantial portion of the Company's stock. Additionally, the Company has agreed that if TBI is sold, the Company will terminate its ownership of Tinderbox Wholesale Division which was originally purchased from TBI. TBI shall purchase all of the Company's inventories of Tinder Box Products, at licensee's cost, and all of the equipment, fixtures and supplies which the Company purchased from TBI at the lesser of market value or depreciated cost.

JBR

    Certain stockholders and members of the Board of Directors own the 20.99% of JBR that is not owned by the Company. Two of the Company's divisions, Danby and Tinder Box Wholesale ("TBW"), occupy the same premises as JBR in Upper Saddle River, New Jersey, and share certain administrative services (see Note 10). Danby, TBW and JBR incur certain related administrative and overhead expenses as a result of occupying these same premises. At December 31, 1995 and 1996 Villazon had a receivable of approximately $58,000 and $38,000, respectively, from JBR for administrative expenses incurred on behalf of JBR. During the years ended December 31, 1994, 1995 and 1996, $242,000, $266,000 and $270,000 in
administrative and rental expenses were allocated to JBR.

OTHER

    Rentals paid to related parties were approximately $253,000 in 1994, 1995 and 1996. See Note 10 for related party leases. Also see Note 5 for related party debt.

7. STOCK PURCHASE AGREEMENT:

    Under an agreement between the Company and its stockholders, any stockholder desiring to pledge, encumber or otherwise dispose of his stock in the Company during his lifetime shall first obtain the written consent of the Company and the stockholders. Stock may be sold, however, if the stock is first offered to the Company and the nonselling stockholders at the same price and on the same terms and conditions as those offered to the third party. The offered shares may be sold to any other person if both the Company and the remaining stockholders do not exercise their rights. Under terms of the agreement, the purchase price of each share of stock purchased in a transfer upon death shall be $3,517.82 unless redetermined by agreement of the Company and the stockholders.

                            VILLAZON & COMPANY, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7. STOCK PURCHASE AGREEMENT: (CONTINUED)
    The stock purchase agreement also calls for the Company to maintain life insurance policies to insure or partially insure its obligations under the agreement. Additionally, in the event a stockholder sells all of his stock in the Company, the stockholder shall have the right to purchase from the Company the insurance policies on his life for a price equal to the cash surrender value and accumulated dividends, less the balance of any outstanding loans.

8. EMPLOYEE BENEFITS:

    All factory employees are participants in the Cigar Makers' Union Local 533, Retail, Wholesale and Department Store Union Plan which is a multi-employer defined contribution plan. The Company's contribution is based on the rate of $.70 per hour for the first 40 hours per week per employee in 1994, 1995 and 1996. Under the Employee Retirement Income Security Act of 1974, as amended by the Multi-employer Pension Plan Amendments Act of 1980, an employer is liable for a proportionate part of the plan's unfunded vested benefits.

    The relative position of each employer with respect to actuarial present value of accumulated benefits and net assets available for benefits, however, is not available to the Company.

    Profit-sharing plans cover nonunion employees who meet certain eligibility requirements. The plans are funded by discretionary contributions from the Company and JBR.

    The expenses of these plans are as follows:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1994        1995        1996
                                                                               ----------  ----------  ----------
Union plan charge to cost of sales...........................................  $  128,976  $  143,234  $  144,793
Profit-sharing plan charged to selling, general and administrative
  expenses...................................................................     185,727     211,763     218,066
                                                                               ----------  ----------  ----------
                                                                               $  314,703  $  354,997  $  362,859
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

9. INCOME TAXES:

    The Company has elected by unanimous consent of its stockholders to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company generally does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective share of the Company's taxable income. Certain states do not recognize the Subchapter S election and, accordingly, require the payment of taxes by the Company. Income tax expense associated with those states that do not recognize the Subchapter S election was approximately $39,000, $47,000 and $114,000 at December 31, 1994, 1995 and 1996, respectively.

10. COMMITMENTS AND CONTINGENCIES:

OPERATING LEASES

    The Company occupies premises in Upper Saddle River, New Jersey. The building is owned by Glordiane Realty, a partnership of the principals of the Company. A ten year lease, effective December 1, 1984, provided for rent of approximately $24,000 ($4,000 relating to JBR) per month effective July 1, 1985

                            VILLAZON & COMPANY, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

10. COMMITMENTS AND CONTINGENCIES: (CONTINUED) plus a proportionate share of any increase in realty taxes and expenses. Subsequent to year-end the rental agreement was revised and provided for monthly rentals of approximately $13,500 per month. This rental agreement became effective January 1, 1997 and extends through December 31, 2000.

    Future minimum rental commitments for all noncancelable operating leases are as follows:

                                   YEAR ENDING
                                   DECEMBER 31,                                       TOTAL
----------------------------------------------------------------------------------  ----------
1997..............................................................................  $  184,223
1998..............................................................................     162,223
1999..............................................................................     162,223
2000..............................................................................     162,223

LITIGATION

    The Company is party to litigation in the normal course of business. While the result of litigation cannot be predicted with certainty, the Company believes that the final outcome of all litigation will not have a material adverse effect on the Company's financial condition.

TOBACCO TAXES

    On February 25, 1997, the Company was notified by subpoena that the New York State Department of Taxation and Finance, as part of an industry wide investigation, is investigating six years of financial information to determine if the Company is liable for back taxes on the import of tobacco. The state of New York requires a tobacco import tax to be paid by a distributor, on behalf of a retailer, and is calculated as 20% of the wholesale cost. While management believes that the final outcome will not have a material effect on the Company's financial condition, the result of this litigation cannot presently be determined.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Directors of
Culbro Corporation

    In our opinion, the accompanying balance sheets and the related statements of operations and retained earnings and of cash flows present fairly, in all material respects, the financial position of Honduras American Tabaco, S. A. de
C. V. at December 31, 1996 and December 31, 1995 and the results of its operations and its cash flows for the years ended December 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As discussed in the financial statements, the Company has extensive transactions and relationships with related parties. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PRICE WATERHOUSE
Tegucigalpa, Honduras
March 12, 1997

                    HONDURAS AMERICAN TABACO, S. A. DE C. V.
                                 BALANCE SHEETS
                           (EXPRESSED IN US DOLLARS)

                                                                                               DECEMBER 31,
                                                                                        --------------------------
                                                                                            1996          1995
                                                                                        ------------  ------------

                                        ASSETS
Current assets:
  Cash................................................................................  $    176,508  $    611,512
  Accounts receivable--trade..........................................................        95,820       115,314
  Related party receivable............................................................     1,629,673       --
  Inventories.........................................................................     3,693,247     3,670,742
  Prepaid expenses....................................................................        18,070        14,424
                                                                                        ------------  ------------
    Total current assets..............................................................     5,613,318     4,411,992
Property, plant and equipment, net....................................................       569,369       395,808
Other assets..........................................................................         6,000         6,000
                                                                                        ------------  ------------
    Total assets......................................................................  $  6,188,687  $  4,813,800
                                                                                        ------------  ------------
                                                                                        ------------  ------------

                                LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued liabilities............................................  $     27,233  $     83,020
  Related party payables..............................................................         6,058       280,623
                                                                                        ------------  ------------
    Total current liabilities.........................................................        33,291       363,643
                                                                                        ------------  ------------

Stockholders' Equity:
  Common stock........................................................................     2,105,328     2,105,328
  Retained earnings...................................................................     4,050,068     2,344,829
                                                                                        ------------  ------------
    Total stockholders' equity........................................................     6,155,396     4,450,157
                                                                                        ------------  ------------
    Total liabilities and stockholders' equity........................................  $  6,188,687  $  4,813,800
                                                                                        ------------  ------------
                                                                                        ------------  ------------

  The accompanying notes to financial statements are an integral part of these financial statements.

                     HONDURAS AMERICAN TABACO, S.A. DE C.V.
                 STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                           (EXPRESSED IN US DOLLARS)

                                                                             YEAR ENDED DECEMBER 31,
                                                                    -----------------------------------------
                                                                        1996           1995          1994
                                                                    -------------  ------------  ------------
Net sales.........................................................  $  12,585,145  $  7,282,830  $  5,832,953
                                                                    -------------  ------------  ------------
Cost and expenses:
  Cost of goods sold..............................................      8,297,715     5,249,450     3,818,682
  Administrative expenses.........................................        278,555       202,965       168,099
                                                                    -------------  ------------  ------------
Operating profit..................................................      4,008,875     1,830,415     1,846,172
Other income (expense)............................................         36,171        (2,045)        9,048
Foreign currency losses...........................................        (47,579)     (337,799)     (344,818)
                                                                    -------------  ------------  ------------
Net income........................................................      3,997,467     1,490,571     1,510,402
Retained earnings--beginning of year..............................      2,344,829     2,302,035     1,562,881
Distribution to stockholders......................................     (2,292,228)   (1,447,777)     (771,248)
                                                                    -------------  ------------  ------------
Retained earnings--end of year....................................  $   4,050,068  $  2,344,829  $  2,302,035
                                                                    -------------  ------------  ------------
                                                                    -------------  ------------  ------------
Earnings per share................................................  $       19.98  $       7.45  $       7.55
                                                                    -------------  ------------  ------------
                                                                    -------------  ------------  ------------

  The accompanying notes to financial statements are an integral part of these financial statements.

                     HONDURAS AMERICAN TABACO, S.A. DE C.V.
                            STATEMENTS OF CASH FLOWS
                           (EXPRESSED IN US DOLLARS)

                                                                                  YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1996          1995          1994
                                                                          ------------  ------------  ------------
OPERATING ACTIVITIES:
  Net income............................................................  $  3,997,467  $  1,490,571  $  1,510,402
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING
  ACTIVITIES:
  Depreciation..........................................................        84,957        78,359        78,900

CHANGES IN OPERATING ASSETS AND LIABILITIES:
  (Increase) decrease in assets:
    Accounts receivable--trade..........................................        19,494       (32,426)       66,124
    Related party receivables...........................................    (1,629,673)       77,500       930,820
    Inventories.........................................................       (22,505)     (608,206)     (840,352)
    Prepaid expenses....................................................        (3,646)       (4,485)        7,503
  Increase (decrease) in liabilities:
    Related party payables..............................................      (274,565)      107,438        23,050
    Accounts payable and accrued liabilities............................       (55,787)      (38,105)     (248,452)
                                                                          ------------  ------------  ------------
Net cash provided by operating activities...............................     2,115,742     1,070,646     1,527,995
                                                                          ------------  ------------  ------------

INVESTING ACTIVITIES:
  Purchase of property, plant and equipment.............................      (258,518)      (76,672)     (290,381)
                                                                          ------------  ------------  ------------
Net cash used in investing activities...................................      (258,518)      (76,672)     (290,381)
                                                                          ------------  ------------  ------------
FINANCING ACTIVITIES:
  Paid in capital.......................................................       --            475,698       --
  Distribution to stockholders..........................................    (2,292,228)   (1,447,777)     (771,248)
                                                                          ------------  ------------  ------------
Net cash used in financing activities...................................    (2,292,228)     (972,079)     (771,248)
                                                                          ------------  ------------  ------------
Net (decrease) increase in cash.........................................      (435,004)       21,895       466,366
Cash at beginning of year...............................................       611,512       589,617       123,251
                                                                          ------------  ------------  ------------
Cash at end of year.....................................................  $    176,508  $    611,512  $    589,617
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

  The accompanying notes to financial statements are an integral part of these financial statements.

                    HONDURAS AMERICAN TABACO, S. A. DE C.V.
                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

    Honduras American Tabaco, S. A. de C.V. ("the Company") manufactures and sells cigars and related tobacco products. The Company sells approximately 95% of its production to Villazon & Company, Inc., a related party company located in the United States.

    The Company's maximum authorized fully paid common stock is L 10,000,000 (equivalent to $2,105,328 at December 31, 1996) represented by 200,000 shares of par value L 50 each.

2. SIGNIFICANT ACCOUNTING POLICIES

    A summary of significant accounting policies adopted by the Company, in accordance with generally accepted accounting principles in the United States, are summarized as follows:

    TRANSLATION OF FINANCIAL STATEMENTS INTO U. S. DOLLARS. The Company's records are maintained in Honduran lempiras (L), and in U.S. dollars as from November 1, 1996, consequently a translation into U.S. dollars was applied to the local currency prepared financial statements at December 31, 1995 and 1994 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation". U.S. dollars was established as functional currency for purposes of the translation. Monetary assets and liabilities are translated at year end exchange rates and non-monetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year, except for depreciation and cost of product sales which are translated at historical rates. Gains and losses from changes in exchange rates are recognized in income in the year of occurrence.

    INVENTORIES. Supplies, work in process and finished goods are stated at the lower of cost or market using the first-in, first-out method. Leaf tobacco is valued at the lower of cost or market using the specific identification method. Leaf tobacco includes tobacco in the process of aging, a substantial amount of which may not be used within one year. It is industry practice to include such inventories as current assets.

    PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are recorded at cost. Depreciation is determined on a straight-line basis over the estimated useful assets lives for financial statement reporting purposes. Expenditures for maintenance and repairs are charged to expense when incurred.

    REVENUE RECOGNITION. Sales and the related costs of sales are recognized primarily upon shipment of products. Sales are presented net of goods returned by customers.

    EARNINGS PER SHARE. Earnings per share of common stock is computed by dividing net income by the number of common shares outstanding during the year.

    ESTIMATES. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from the estimates.

    FINANCIAL INSTRUMENTS. The Company's financial instruments include cash, accounts receivable and accounts payable. In the opinion of management, the carrying amount of these financial instruments approximates their fair value.

    CONCENTRATION OF CREDIT RISKS. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company historically has had no material losses on its accounts receivable from customers in excess of allowances provided. The Company's

                    HONDURAS AMERICAN TABACO, S. A. DE C.V.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) largest customer is Villazon & Company, Inc. which accounted for approximately 92%, 95% and 92% of net sales for the years ended December 31, 1996, 1995 and 1994, respectively.

    SEVERANCE COMPENSATION. Accrued severance compensation for employees under the terms of the Honduran Labor Code may be payable to them in the event of dismissal. It is Company's policy to pay this compensation to its employees regardless of dismissal events at year end.

    ADJUSTMENTS AND RECLASSIFICATIONS. Certain adjustments and reclassifications in the financial statements have been made to comply with accounting principles generally accepted in the United States.

3. INVENTORIES

    As of December 31, inventories consist of the following:

                                                                        1996          1995
                                                                    ------------  ------------
Leaf tobacco......................................................  $  2,596,163  $  2,747,267
Supplies..........................................................       999,634       914,982
Leaf tobacco in transit...........................................        90,029       --
Goods in transit..................................................         7,421         8,493
                                                                    ------------  ------------
                                                                    $  3,693,247  $  3,670,742
                                                                    ------------  ------------
                                                                    ------------  ------------

4. PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment and related accumulated depreciation are summarized as follows:

                                                                        1996          1995
                                                                    ------------  ------------
Land..............................................................  $     80,242  $     36,595
Buildings and improvements........................................       549,662       422,731
Machinery and equipment...........................................       566,179       486,496
Transportation equipment..........................................       127,967       127,967
Office furniture and equipment....................................        99,385        91,128
                                                                    ------------  ------------
                                                                       1,423,435     1,164,917
Less--Accumulated depreciation....................................      (854,066)     (769,109)
                                                                    ------------  ------------
                                                                    $    569,369  $    395,808
                                                                    ------------  ------------
                                                                    ------------  ------------

    Depreciation is determined on the straight-line method using estimated useful lives as follows:

Buildings and improvements........................................   10 years
Machinery and equipment...........................................  4-5 years
Transportation equipment..........................................    5 years
Office furniture and equipment....................................  4-5 years

                    HONDURAS AMERICAN TABACO, S. A. DE C.V.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5. STOCK PURCHASE AGREEMENT AND PROPOSED SALE

    Under an agreement between the Company and its stockholders, any stockholder desiring to pledge, encumber or otherwise dispose of his stock in the Company during his lifetime shall first obtain the written consent of the Company and the stockholders. Stock may be sold, if the stock is first offered to the nonselling stockholders at the same price and on the same terms and conditions as those offered to the third party. The offered shares may be sold to any other person if both the Company and the remaining stockholders do not exercise their rights. Under terms of the agreement, no purchase price has been predetermined for each share of stock purchased in a transfer upon death.

6. TAX BENEFITS

    The Company is eligible to benefit from the Temporary Import Regime (RIT) through resolutions issued by the Ministry of Economy, which expire in the year 1998. Tax benefits include:

        a) Exemption from payment of certain taxes and customs duties on imports of equipment and raw materials used in the production and exportation of cigars and related products.

        b) Exemption from payment of income tax, for a 10 year period, on profits generated by cigars and related products exports to foreign countries, excluding the Central American region.

7. OPERATING LEASES

    Future minimum rental payments under a noncancellable lease agreement with a related party as of December 31, 1996 are:

1997..............................................................  $  45,000
1998..............................................................     48,000
1999..............................................................     12,000
                                                                    ---------
                                                                    $ 105,000
                                                                    ---------
                                                                    ---------

    Total rental expenses for operating leases were approximately $33,800, $16,000 and $12,000 in 1996, 1995 and 1994, respectively.

8. SUBSEQUENT EVENT

    Pursuant to a stock purchase agreement dated December 23, 1996, General Cigar Co., Inc., a subsidiary of Culbro Corporation, acquired all the stock of the Company for $20 million in cash. The transaction was completed January 21, 1997 and is effective as of January 1, 1997. The final purchase price is contingent upon any purchase price adjustments made on the December 31, 1996 financial statements.

                                    ANNEX I
                          AGREEMENT AND PLAN OF MERGER
                                       OF
                               CULBRO CORPORATION
                            (A NEW YORK CORPORATION)
                                      INTO
                          GENERAL CIGAR HOLDINGS, INC.
                            (A DELAWARE CORPORATION)

    AGREEMENT AND PLAN OF MERGER (this "Agreement"), entered into as of this 27th day of February, 1997, made by and between Culbro Corporation, a New York corporation ("Culbro"), and General Cigar Holdings, Inc., a Delaware corporation ("Holdings").

    WHEREAS, Holdings is in the process of consummating an initial public offering of Class A Common Stock (the "Offering"). Immediately following the Offering, Holdings will have 6,000,000 outstanding shares of Class A Common Stock, par value $0.01 per share, and 20,087,182 outstanding shares of Class B Common Stock, par value $0.01 per share.

    WHEREAS, Culbro has 4,518,472 shares of common stock outstanding and 385,514 shares of common stock issuable upon the exercise of outstanding options as of the date of this Agreement.

    WHEREAS, the Board of Directors of Culbro and Holdings, respectively, deem it advisable and generally to the advantage and welfare of the two corporate parties and their respective shareholders that Culbro merge with Holdings under and pursuant to the provisions of the Business Corporation Law of the State of New York and of the General Corporation Law of the State of Delaware (the "Merger").

    NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained and of the mutual benefits hereby provided, it is agreed by and between the parties hereto as follows:

    1. MERGER. Culbro shall be merged into Holdings effective as of the Effective Time (as defined below).

    2. EFFECTIVE TIME. The Effective Time shall be a date mutually agreed to by the parties (the "Effective Time"), which date shall be as soon as practicable following the satisfaction of the following conditions: (i) the completion of the Distribution (as defined in the Distribution Agreement between Culbro and Culbro Land Resources, Inc. ("CLR")); and (ii) the approval of the Merger by the shareholders of Culbro, provided that in no event shall the Effective Time occur earlier than 180 days after the consummation of the Offering without the consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). At the Effective Time, the parties shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretaries of State of the State of New York and the State of Delaware, the forms of which are attached hereto as Exhibits A and B.

    3. SURVIVING CORPORATION. Holdings shall survive the Merger herein contemplated and shall continue to be governed by the laws of the State of Delaware, but the separate corporate existence of Culbro shall cease forthwith upon the occurrence of the Effective Time.

    4. AUTHORIZED CAPITAL. The authorized capital stock of Holdings following the Effective Time shall be 50,000,000 shares of Class A Common Stock, par value $0.01 per share, 25,000,000 shares of Class B Common Stock, par value $0.01 per share and 20,000,000 shares of Preferred Stock, par value $0.01 per share, unless and until the same shall be changed in accordance with the laws of the State of Delaware.

    5. CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of Holdings as it exists at the Effective Time shall be the Certificate of Incorporation of Holdings following the Effective Time unless and until the same shall be amended or repealed in accordance with the provisions thereof, which power to amend or repeal is hereby expressly reserved and all rights or powers of whatsoever nature conferred in such Certificate of Incorporation or herein upon any stockholder or director or officer of Holdings or upon any other persons whomsoever are subject to the reserved power.

    6. BYLAWS. The Bylaws of Holdings as they exist at the Effective Time shall be the Bylaws of Holdings following the Effective Time unless and until the same shall be amended or repealed in accordance with the provisions thereof.

    7. BOARD OF DIRECTORS AND OFFICERS. The members of the Board of Directors and the officers of Holdings immediately after the Effective Time shall be those persons who were the members of the Board of Directors and the officers, respectively, of Holdings immediately prior to the Effective Time, and such persons shall serve in such offices, respectively, for the terms provided by law or in the Bylaws, or until their respective successors are elected and qualified.

    8. FURTHER ASSURANCE OF TITLE. If at any time Holdings shall consider or be advised that any acknowledgements or assurances in law or other similar actions are necessary or desirable in order to acknowledge or confirm in and to Holdings any right, title, or interest of Culbro held immediately prior to the Effective Time, Culbro and its proper officers and directors shall and will execute and deliver all such acknowledgements or assurances in law and do all things necessary or proper to acknowledge or confirm such right, title, or interest in Holdings as shall be necessary to carry out the purposes of this Agreement, and Holdings and the proper officers and directors thereof are fully authorized to take any and all such action in the name of Culbro or otherwise.

    9. CONVERSION OF HOLDINGS CLASS A COMMON STOCK. Each share of Class A Common Stock, par value $0.01 per share, of Holdings issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, remain an issued and outstanding share of Class A Common Stock, par value $0.01 per share, of Holdings immediately following the Merger.

    10. CONVERSION OF OUTSTANDING STOCK OF CULBRO. Forthwith upon the occurrence of the Effective Time, each issued and outstanding share of common stock, par value $1.00 per share, of Culbro and all rights in respect thereof shall be converted into 4.44557 fully paid and nonassessable shares of Class B Common Stock of Holdings, and each certificate nominally representing shares of common stock of Culbro shall for all purposes be deemed to evidence the ownership of
4.44557 shares of Class B Common Stock of Holdings for each such share of common stock of Culbro. The holders of such certificates shall not be required immediately to surrender the same in exchange for certificates of Class B Common Stock of Holdings, but, as certificates nominally representing shares of common stock of Culbro are surrendered for transfer, Holdings will cause to be issued certificates representing shares of Class B Common Stock of Holdings, and, at any time upon surrender by any holder of certificates nominally representing shares of common stock of Culbro, Holdings will cause to be issued therefor certificates for a number of shares of Class B Common Stock of Holdings equal to the product of

        (i) 4.44557, multiplied by

        (ii) the number of shares of common stock of Culbro represented by the certificate delivered for exchange;

provided that all shares of Class B Common Stock shall be subject to conversion to shares of Class A Common Stock upon transfer (other than to Permitted Transferees, as defined in the Holdings Certificate of Incorporation), in accordance with the Holdings Certificate of Incorporation, and holders of shares of Culbro common stock transferred after the Merger (other than to Permitted Transferees) will receive certificates for shares of Class A Common Stock in lieu of Class B Common Stock.

    11. CONVERSION OF OUTSTANDING STOCK OPTIONS OF CULBRO. Forthwith upon the occurrence of the Effective Time, each outstanding option to acquire shares of Culbro common stock shall automatically be converted into an option to acquire 4.44557 shares of Class A Common Stock of Holdings, and the per share exercise price of each such outstanding option to acquire Culbro common stock shall be reformed as a number equal to the quotient of

        (i) the exercise price per share of the option, divided by

        (ii) 4.44557.

Other terms of each outstanding option shall be adjusted as necessary to reflect the consummation of the Merger, provided that, following the Merger, the option shall provide the option holder with, in the aggregate, substantially identical economic benefits as were provided prior to the Merger.

    12. ADJUSTMENT OF SHARES OF HOLDINGS ISSUED TO CULBRO. If any outstanding Culbro stock option is exercised after the date of this Agreement, but prior to the Effective Time, Culbro will pay to Holdings the amount of the exercise price received with respect to such Culbro option, and in exchange therefor, Holdings will issue 4.44557 shares of Class B Common Stock of Holdings to Culbro for each share of common stock of Culbro issued by Culbro upon the exercise of such Culbro stock option.

    13. RIGHTS AND LIABILITIES OF HOLDINGS. At and after the Effective Time, Holdings shall succeed to and possess, without further act or deed, all of the estate, rights, privileges, powers, and franchises, both public and private, and all of the property, real, personal, and mixed, of each of the parties hereto; all debts due to Culbro or whatever account shall be vested in Holdings; all claims, demands, property, rights, privileges, powers and franchises and every other interest of either of the parties hereto shall be as effectively the property of Holdings as they were of the respective parties hereto; the title to any real estate vested by deed or otherwise in Culbro shall not revert or be in any way impaired by reason of the merger, but shall be vested in Holdings; all rights of creditors and all liens upon any property of either of the parties hereto shall be preserved unimpaired, limited in lien to the property affected by such lien at the Effective Time; all debts, liabilities, and duties of the respective parties hereto shall thenceforth attach to Holdings and may be enforced against it to the same extent as if such debts, liabilities, and duties had been incurred or contracted by it; and Holdings shall indemnify and hold harmless the officers and directors of each of the parties hereto against all such debts, liabilities and duties and against all claims and demands arising out of the merger.

    14. SERVICE OF PROCESS ON HOLDINGS. Holdings agrees that it may be served with process in the State of New York in any proceeding for enforcement of any obligations of Culbro as well as for the enforcement of any obligation of Holdings arising from the merger, including any suit or other proceeding to enforce the right of any shareholder as determined in appraisal proceedings pursuant to the provisions of Section 907(e)(2)(E) of the NYBCL. Holdings hereby irrevocably appoints the Secretary of State of the State of New York as its agent to accept service of process in any proceeding referred to in the preceding sentence.

    15. EXPENSES AND RIGHTS OF DISSENTING SHAREHOLDERS. Notwithstanding anything to the contrary in this Agreement, shares of Culbro common stock (the "Dissenting Shares") issued and outstanding immediately prior to the Effective Time that are held by holders (if any) that have not voted in favor of the Merger or consented thereto in writing and that have demanded appraisal rights with respect to their shares of common stock of Culbro in accordance with the applicable provisions of New York law and, as of the Effective Time, shall not have failed to perfect (or shall not have effectively withdrawn or lost) their rights to appraisal and payment under applicable provisions of New York law shall not be converted into the right to receive Class B Common Stock of Holdings, but holders of Dissenting Shares shall be entitled to receive a cash payment in the amount of the appraised value of such shares (the "Appraised Share Value") in accordance with the provisions of applicable New York law, except that any Dissenting Shares held by a holder that has failed to perfect or shall have effectively withdrawn or lost its right to appraisal and payment under applicable provisions of New York law shall be converted into the right to receive Class B Common Stock of Holdings. Culbro shall give Holdings (i) prompt notice of any written demands for appraisal of any shares, attempted withdrawals of such demands, and any other instruments served pursuant to the applicable New York law received by Culbro relating to stockholders' rights of appraisal, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the applicable New York law. Culbro shall not, except with the prior written consent of Holdings, voluntarily make any payment with respect to any demands for appraisals of capital stock of Culbro, offer to settle or settle any such demands or approve any withdrawal of any such demands. None of the shares of common stock that would have been issued pursuant to Paragraph 10 of this Agreement in exchange for Dissenting Shares if such Dissenting Shares had been converted into Class B Common Stock of Holdings will be issued to any holder of Culbro common stock or any other person or entity. Holdings shall pay all expenses of carrying this Agreement into effect and of accomplishing the Merger, including amounts, if any, to which dissenting shareholders of Culbro may be entitled by reason of this Merger.

    16. TERMINATION. This Agreement may be terminated by Culbro or Holdings if the conditions set forth in Paragraph 2 of this Agreement, determining the Effective Time of the Merger, are not satisfied prior to January 1, 1998.

    17. GOVERNING LAW. This Agreement shall be administered, interpreted and enforced under the internal laws of the State of New York without regard to conflicts of laws thereof.

                            [signature page follows]

    IN WITNESS WHEREOF each of the corporate parties hereto, pursuant to authority duly granted by the Board of Directors, has caused this Agreement to be executed by its Vice President and attested by its Secretary and its corporate seal to be hereunto affixed.

ATTEST:                                  CULBRO CORPORATION

                  /s/ A. ROSS WOLLEN                     BY:       /s/ ANTHONY GALICI
        --------------------------------------               ------------------------------------------
                       Secretary                                       Anthony Galici
                                                                       Vice President

Corporate Seal

ATTEST:                                                  GENERAL CIGAR HOLDINGS, INC.

                  /s/ A. ROSS WOLLEN                     BY:        /s/ JOSEPH C. AIRD
        --------------------------------------               ------------------------------------------
                       Secretary                                       Joseph C. Aird
                                                                    Senior Vice President

Corporate Seal

                                    ANNEX II

              PRELIMINARY INFORMATION STATEMENT DATED MAY 6, 1997
A REGISTRATION STATEMENT ON FORM 10 RELATING TO STOCK OF GRIFFIN LAND & NURSERIES, INC. HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION AND AMENDMENT.

      INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION AND AMENDMENT


THE FINAL COPY OF THE INFORMATION STATEMENT WILL BE SENT TO CULBRO SHAREHOLDERS
                 FOLLOWING THE DECLARATION OF THE DISTRIBUTION.

                            ------------------------

                             INFORMATION STATEMENT
                             ---------------------

                         GRIFFIN LAND & NURSERIES, INC.
                              CLASS A COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)
                              CLASS B COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)


    This Information Statement is being furnished in connection with a special distribution (the "Distribution") by Culbro Corporation ("Culbro") of one (1) share of Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), of Griffin Land & Nurseries, Inc. (formerly known as Culbro Land Resources, Inc.) ("Griffin") for each share of Culbro common stock, par value $1 per share (the "Culbro Common Stock"), held of record as of the close of business on June 16, 1997 (the "Record Date"). Each share of Class B Common Stock is exchangeable for one share of Class A Common Stock, par value $0.01 per share, of Griffin (the "Class A Common Stock" and, together with the Class B Common Stock, the "Common Stock"). Application will be made to list the Class A Common Stock on the Nasdaq National Market ("NASDAQ") under the symbol "GRIF." See "THE DISTRIBUTION--Listing and Trading of the Common Stock; No Prior Market for the Common Stock." The Distribution will result in 100% of the outstanding shares of Class B Common Stock being distributed to the holders of Culbro Common Stock. On July 3, 1997 (the "Distribution Date"), Culbro will deliver all of the issued and outstanding shares of Class B Common Stock to Chase Mellon Shareholder Services, L.L.C., as distribution agent (the "Distribution Agent"), which in turn will distribute such shares to the holders of Culbro Common Stock as of the Record Date. It is expected that certificates representing shares of Class B Common Stock will be mailed by the Distribution Agent on or about July 3, 1997. See "INTRODUCTION" and "THE DISTRIBUTION--Manner of Effecting the Distribution." Holders of Culbro Common Stock on the Record Date will not be required to make any payment or take any other action to receive Class B Common Stock in the Distribution. Following the Distribution Culbro is expected to merge with and into its subsidiary General Cigar Holdings, Inc. ("General Cigar").


    Griffin owns substantially all of Culbro's non-tobacco related assets and liabilities, including all of its assets and liabilities relating to its landscape nursery business and Connecticut- and Massachusetts-based real estate business, together with Culbro's approximate 25% interest in Centaur Communications Limited ("Centaur") and its approximate 50% interest in The Eli Witt Company ("Eli Witt").

                            ------------------------

    NO VOTE OF SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THE DISTRIBUTION. NO PROXIES ARE BEING SOLICITED, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY OTHER FEDERAL OR STATE AUTHORITY,
      NOR HAS SUCH COMMISSION OR OTHER AUTHORITY PASSED UPON THE
        ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        THIS INFORMATION STATEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL
             OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES

                            ------------------------

          The date of this Information Statement is            , 1997

                         SUMMARY OF CERTAIN INFORMATION

    THIS SUMMARY IS QUALIFIED BY THE MORE DETAILED INFORMATION SET FORTH ELSEWHERE IN THIS INFORMATION STATEMENT, WHICH SHOULD BE READ IN ITS ENTIRETY. UNLESS THE CONTEXT OTHERWISE REQUIRES, (I) REFERENCES IN THE INFORMATION STATEMENT TO CULBRO AND GRIFFIN SHALL INCLUDE THEIR RESPECTIVE SUBSIDIARIES AND
(II) REFERENCES TO A FISCAL YEAR ARE TO THE TWELVE-MONTH PERIOD ENDED THE SATURDAY NEAREST NOVEMBER 30 OF THE YEAR REFERENCED. CERTAIN CAPITALIZED TERMS USED IN THIS SUMMARY ARE DEFINED ELSEWHERE IN THIS INFORMATION STATEMENT.


Distributing Company..............  Culbro Corporation, a New York corporation ("Culbro").
                                    Following the Distribution, Culbro is expected to merge
                                    with and into General Cigar Holdings, Inc., ("General
                                    Cigar"), a Delaware Corporation.

Distributed Company...............  Griffin Land & Nurseries, Inc., a Delaware corporation
                                    ("Griffin"), which owns substantially all of the
                                    Connecticut- and Massachusetts-based real estate and the
                                    landscape nursery businesses previously operated by
                                    Culbro, the approximate 25% interest in Centaur
                                    Communications Limited ("Centaur") and the approximate
                                    50% interest in The Eli Witt Company ("Eli Witt")
                                    previously owned by Culbro. Griffin was incorporated
                                    under the laws of Delaware on March 10, 1970.

The Distribution..................  On the Distribution Date, all of the outstanding shares of Class B Common Stock will be delivered to the
                                    Distribution Agent. On or about July 3, 1997, the
                                    Distribution Agent will mail stock certificates
                                    representing shares of Class B Common Stock to holders
                                    of record of Culbro Common Stock as of the Record Date.
                                    See "THE DISTRIBUTION--Manner of Effecting the
                                    Distribution."

Record Date.......................  June 16, 1997.

Distribution Date.................  July 3, 1997.

Distribution Ratio................  Each Culbro shareholder will receive one (1) share of
                                    Class B Common Stock, $.01 par value, of Griffin (the
                                    "Class B Common Stock") for each share of common stock,
                                    $1 par value, of Culbro (the "Culbro Common Stock")
                                    owned on the Record Date.

Shares to be Distributed..........  The shares to be distributed to Culbro shareholders (the
                                    "Distribution Shares") will constitute all of the shares
                                    of Class B Common Stock outstanding immediately after
                                    the Distribution. The number of Distribution Shares will
                                    equal the number of shares of Culbro Common Stock
                                    outstanding on the Record Date.

Distribution Agent................  Chase Mellon Shareholder Services, L.L.C.

No Payment Required...............  Culbro shareholders will not be required to make any payment or to take any other action to receive their
                                    portion of the Distribution. See "THE
                                    DISTRIBUTION--Manner of Effecting the Distribution."

Conditions to the Distribution....  The Distribution is conditioned upon, among other things, (1) declaration of the special dividend by the
                                    Board of Directors

                                    of Culbro (the "Culbro Board") (2) the receipt of a
                                    private letter ruling from the Internal Revenue Service
                                    (the "IRS") or an opinion of counsel, in either case, in
                                    form and substance satisfactory to the Culbro Board as
                                    to the tax consequences of the Distribution (see "--Tax
                                    Consequences") and (3) approval of the Merger (as
                                    defined below) by Culbro shareholders. The Culbro Board
                                    has reserved the right to waive any conditions to the
                                    Distribution or, even if the conditions to the
                                    Distribution are satisfied, to abandon, defer or modify
                                    the Distribution at any time prior to the Distribution
                                    Date. See "INTRODUCTION" and "THE DISTRIBUTION--Manner
                                    of Effecting the Distribution."

The Merger........................  Following the Distribution, but not before August 26,
                                    1997 without the prior written consent of Donaldson,
                                    Lufkin & Jenrette Securities Corporation, and following
                                    the approval by the shareholders of Culbro, Culbro will
                                    merge with and into its subsidiary, General Cigar.

Reasons for the Distribution......  The Distribution will formally separate Culbro's tobacco and non-tobacco related businesses. After the
                                    Distribution, each business will be conducted by a
                                    separate, publicly held corporation. The Culbro Board
                                    believes that the Distribution will enable the
                                    management of each company to concentrate its attention
                                    and financial resources on the core businesses of such
                                    company, and enhance stockholder value over the
                                    long-term by allowing the investment community to
                                    analyze more effectively the investment characteristics,
                                    performance and future prospects of the two distinct
                                    business groups. The Culbro Board also believes that the
                                    Distribution will provide each company with greater
                                    flexibility in pursuing its independent business
                                    objectives. See "THE DISTRIBUTION--Background and
                                    Reasons for the Distribution."

Tax Consequences..................  The Culbro Board has conditioned the Distribution on receipt of a private letter ruling from the IRS or an
                                    opinion of counsel satisfactory to the Culbro Board, in
                                    either case, to the effect, among other things, that
                                    receipt of shares of Class B Common Stock by holders of
                                    Culbro Common Stock will be tax free. See "THE
                                    DISTRIBUTION--Federal Income Tax Aspects of the
                                    Distribution."

Trading Market....................  There is currently no public market for the Common
                                    Stock. Application will be made to list the Class A
                                    Common Stock on NASDAQ. See "THE DISTRIBUTION--Listing
                                    and Trading of the Common Stock; No Prior Market for the
                                    Common Stock," and "RISK FACTORS--No Prior Market for
                                    Common Stock."

General Cigar.....................  General Cigar Holdings, Inc., incorporated under the laws of Delaware, is a publicly-held corporation which
                                    conducts the tobacco related businesses of Culbro.

Principal Office of Griffin.......  The principal executive offices of Griffin are located at One Rockefeller Center, New York, New York, 10020.

Board of Directors................  Culbro, as the sole stockholder of Griffin, has elected the following persons to constitute the Board of
                                    Directors of Griffin; Edgar M. Cullman, Frederick M.
                                    Danziger, John L. Ernst and Winston J. Churchill, Jr.

Risk Factors......................  See "RISK FACTORS" for a discussion of factors that should be considered in connection with the Class B
                                    Common Stock received in the Distribution.

Financing.........................  Prior to the Distribution, Griffin expects to establish facilities for letters of credit and lines of credit.
                                    See "DESCRIPTION OF CERTAIN INDEBTEDNESS."

                                  INTRODUCTION


    The Board of Directors of Culbro has declared a special distribution (the "Distribution") of one share of Class B Common Stock of Griffin, for each share of Culbro Common Stock held as of the Record Date. Culbro will effect the Distribution on the Distribution Date by delivering all of the issued and outstanding shares of Class B Common Stock to the Distribution Agent for transfer and distribution to the holders of record of Culbro Common Stock as of the Record Date. It is expected that certificates representing shares of Class B Common Stock will be mailed to Culbro shareholders beginning on or about July 3, 1997.



    In the summer of 1996, Culbro began considering a major cigar business acquisition and its financial consequences, including the desirability of making a public offering of common stock. Culbro reviewed its capital structure with both its financial advisors and potential underwriters for an offering of common stock and concluded that the best structure for a public offering was a "pure play" cigar company with no prior trading history. This structure would result in more net dollars at any reasonable percentage dilution. To achieve this, Culbro created General Cigar to make the public offering. The underwriters and financial advisors also agreed that added liquidity, through not having a holding company structure with both Culbro and General Cigar as public companies traded on the NYSE, was desirable. To achieve this end and to reduce ongoing costs, Culbro proposed the Merger following the Distribution so that the resulting structure would be two public companies, General Cigar and Griffin, each pursuing its separate business with its separate resources. The cigar business thereby would be able to receive substantially higher proceeds from the Offering because it would be viewed as a "pure play" cigar company. It would eventually have greater liquidity as the result of the issuance of added public shares at the time of the Merger which the underwriters viewed as desirable. In addition, the probable discount to (i) Culbro Common Stock associated with holding the cigar business through a holding company that did not own all of the cigar company stock and (ii) the Class A Common Stock of General Cigar associated with owning stock of an entity controlled by a single enterprise with potentially different expansion and dividend policies, would be eliminated by the Merger.



    Culbro declared the Distribution because it believes that it is in the best interests of Culbro and General Cigar to separate the cigar business from the unrelated businesses of Culbro. By effecting the Distribution, Culbro believes that Culbro, General Cigar and their shareholders will benefit by allowing the cigar business and non-tobacco related businesses to be evaluated on a stand-alone basis.



    After the Distribution, the tobacco business will be conducted by General Cigar and the non-tobacco businesses will be conducted by Griffin, each as a separate, publicly held corporation. Effective as of February 27, 1997, Culbro transferred to Griffin, as a contribution to capital, substantially all of its assets and liabilities relating to its landscape nursery and Connecticut- and Massachusetts-based real estate businesses, as well as Culbro's interest in Centaur and Eli Witt. Griffin will own and operate substantially all of the real estate and nursery businesses while General Cigar will own and operate the tobacco related businesses. See "BUSINESS." The Distribution is intended to enhance shareholder value over the long term by allowing Griffin and Culbro (and following the Merger, General Cigar) to concentrate on their respective businesses, and by enabling the investment community to analyze more effectively the investment characteristics, performance and future prospects of the two distinct business groups. The Distribution is also intended to provide each company with greater flexibility in pursuing its independent business objectives.


    For a description of risk factors in connection with the Distribution and the related transactions described in this Information Statement, see "RISK FACTORS."


    Griffin was formed as a subsidiary of Culbro on March 10, 1970. There has been no trading market in Class B Common Stock. However, application will be made to list the Class A Common Stock of Griffin on the NASDAQ under the symbol "GRIF." The shares of Class B Common Stock to be distributed in the Distribution will convert automatically to Class A Common Stock upon the sale or other transfer thereof, except in certain circumstances. See "DESCRIPTION OF CAPITAL STOCK."

    The Distribution does not require shareholder approval and the Culbro Board may abandon, defer or modify the Distribution prior to the Distribution Date. Culbro shareholders will not be entitled to appraisal rights in connection with the Distribution.

    The principal executive offices of Griffin are located at One Rockefeller
Plaza, New York, New York 10020; telephone number (212)        .

                                  RISK FACTORS

    Shareholders should note the following risk factors, as well as the other information contained in this Information Statement.

COMPETITION

    The landscape nursery business is competitive and Griffin competes against a number of other companies, including local and regional nursery businesses. Some of Griffin's competitors may be in a stronger financial position than Griffin. Numerous real estate developers operate in the portion of Connecticut and Massachusetts in which Griffin's holdings are concentrated. Some of such businesses compete in each anticipated business of Griffin and may have greater financial resources than Griffin. See "BUSINESS--Competition."

ASSUMED LIABILITIES; THE ELI WITT COMPANY

    Pursuant to the terms of the Distribution Agreement, Tax Sharing Agreement and Employee Benefits Allocation Agreement, certain liabilities of Culbro are being assumed by Griffin, including liabilities relating to the real estate business and the nursery business, certain specified tax liabilities, liabilities relating to employees of Griffin and all of Culbro's interests relating to Eli Witt. As a result of the Asset Transfers, Griffin acquired Culbro's 50.1% interest in Eli Witt. In November 1996, Eli Witt filed for protection under Chapter 11 of the Federal Bankruptcy Law. Prior to February 1993, Eli Witt was a wholly-owned subsidiary of Culbro and filed consolidated tax returns with Culbro. Culbro, Eli Witt and other parties engaged in two complex acquisitions and reorganizations in 1993 and 1994, pursuant to which Culbro in 1993 received material distributions both to repay intercompany indebtedness and as a return of capital from Eli Witt which was used to repay Culbro's debt, including substantial amounts Culbro had previously borrowed from unaffiliated third parties to fund Eli Witt's business. Culbro subsequently loaned $5 million to Eli Witt. It is anticipated that these transactions (including the transfer of funds to Culbro) will be reviewed by Eli Witt creditors and other parties in interest in connection with the Chapter 11 case. To date, one creditor has written to the unsecured creditors committee proposing an inquiry into this matter. Any claim based on the foregoing, if asserted and successfully prosecuted, could have a material adverse effect on Griffin's financial condition. See "BUSINESS--Legal Matters."

NO OPERATING HISTORY AS AN INDEPENDENT COMPANY

    Griffin does not have an operating history as an independent public company. Griffin also will have a new management team in place at the commencement of its operation as a public company. The Griffin business has historically relied on Culbro for various financial and administrative services. After the Distribution, Griffin will require its own lines of credit, banking relationships and administrative functions although Culbro (and following the Merger, General Cigar) will continue to provide Griffin with certain administrative services for a period of at least one year following the Distribution Date. There can be no assurance that, following the Distribution, and particularly following the termination of administrative relations with Culbro (and following the Merger, General Cigar), Griffin will be able to operate efficiently as an independent public corporation.

DIVIDEND POLICY

    Griffin's dividend policy will be established by the Griffin Board from time to time based on the results of operations and financial condition of Griffin and such other business considerations as the Griffin Board considers relevant. It is not anticipated that dividends will be paid for a substantial period of time following the Distribution. See "DIVIDEND POLICY" and "--Lack of Cash Flow from Operations; Need for Additional Cash."

NO PRIOR MARKET FOR COMMON STOCK

    There has been no prior trading market for the Common Stock and there can be no assurance as to the prices at which the Common Stock will trade before or after the Distribution Date. Griffin will apply to list the Class A Common Stock on NASDAQ. Until the Class B Common Stock is fully distributed, a sufficient number of shares of Class B Common Stock are converted, through the sale of such shares or otherwise, into shares of Class A Common Stock and an orderly market develops, the prices at which the Class A Common Stock trades may fluctuate significantly. Prices for the Class A Common Stock will be determined in the trading markets and may be influenced by many factors, including the depth and liquidity of the market for the Class A Common Stock, investor perceptions of Griffin and its business and general economic and market conditions. See "THE DISTRIBUTION--Listing and Trading of the Common Stock; No Prior Market for the Common Stock."

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    Culbro has applied for a Tax Ruling from the IRS to the effect that, among other things, for United States federal income tax purposes the Distribution will be tax-free under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"). See "THE DISTRIBUTION--Federal Income Tax Aspects of the Distribution." The continuing validity of any such ruling, if granted, will be subject to certain factual representations and assumptions. Neither Culbro nor Griffin is aware of any facts or circumstances which should cause such representations and assumptions to be untrue. The Distribution Agreement (as defined below) provides that neither Culbro nor Griffin is to take any action inconsistent with, nor fail to take any action required by, the request for the Tax Ruling or the Tax Ruling unless required to do so by law or permitted to do so by the prior written consent of the other party or, in certain circumstances, a supplemental ruling or tax opinion. See "RELATIONSHIP BETWEEN CULBRO AND GRIFFIN AFTER THE DISTRIBUTION--Distribution Agreement."

LACK OF CASH FLOW FROM OPERATIONS; NEED FOR ADDITIONAL CASH

    Although neither Griffin nor any of its subsidiaries currently has outstanding any material indebtedness, Griffin has operated during the last several years with little positive net cash flow and losses. See "--Historical Operating Losses and Net Deficit." In order to develop its real estate business, Griffin either must sell assets or obtain debt financing. Griffin intends to consider development opportunities, as well as a variety of financing options, including the incurrence of one or more forms of indebtedness. There can be no assurance, however, that any such financing can be obtained by Griffin on commercially reasonable terms or at all, or that dispositions of assets, if any, can be made in a sufficiently timely fashion to meet Griffin's cash needs, or at prices that reflect the fair market value of such assets at the time of any such dispositions. The inability of Griffin to generate cash in the future could have an adverse effect on Griffin's ability to develop its property, financial condition or results of operations.

POTENTIAL RESTRICTIONS IMPOSED BY THE TERMS OF GRIFFIN'S FUTURE INDEBTEDNESS

    The terms and conditions of future debt instruments of Griffin or its subsidiaries may impose restrictions on Griffin and its subsidiaries that affect, among other things, their ability to incur debt, pay dividends or make distributions, make acquisitions, create liens, sell assets, and make certain investments.

The ability of Griffin and its subsidiaries to comply with the terms of their respective debt instruments can be affected by events beyond their control, including events such as changes in prevailing economic conditions, changes in consumer preferences and changes in the competitive environment, which could impair Griffin's operating performance. There can be no assurance that the assets or cash flows of Griffin or its subsidiaries would be sufficient to repay in full borrowings under their respective outstanding debt instruments, whether upon maturity or in the event of acceleration upon an event of default, or upon a required repurchase in the event of a change of control, or that Griffin would be able to refinance or restructure the payments on such indebtedness. See "DESCRIPTION OF CERTAIN INDEBTEDNESS."

HISTORICAL OPERATING LOSSES AND NET DEFICIT

    Griffin in recent years has experienced net losses before extraordinary items. There can be no assurance that Griffin will operate profitably in the future. See "--Lack of Cash Flow from Operations; Need for Additional Cash," "--Potential Restrictions Imposed by the Terms of Griffin's Future Indebtedness" and "--General Real Estate Investment Risks; Adverse Impact on Ability to Make Distributions."

LIMITED GEOGRAPHIC DIVERSIFICATION; DEPENDENCE ON CERTAIN REGIONS

    Griffin's properties consist almost exclusively of real estate development properties in the Hartford-Springfield corridor of Massachusetts and Connecticut and landscape nursery properties in the New England, Mid-Atlantic and Mid-Western states. Griffin's performance will therefore be linked to economic conditions and the market for commercial real estate and landscape nursery products in these regions.

ENVIRONMENTAL MATTERS

    Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with contamination. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. In connection with the ownership (direct or indirect), operation, management and development of real properties, Griffin may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and injuries to persons and property. See "BUSINESS--Regulation." In Simsbury, the value of Griffin's land is affected by the presence of chlordane on a portion of the land which is intended for residential development. Griffin is examining means of remediation on such lands. See "BUSINESS--Real Estate Nursery Business."

GENERAL REAL ESTATE INVESTMENT RISKS; ADVERSE IMPACT ON ABILITY TO MAKE
  DISTRIBUTIONS


    GENERAL. Income from real property investments may be adversely affected by the general economic climate (particularly the economic climate of the New England region, where Griffin's properties are located), the attractiveness of Griffin's commercial development properties to tenants, zoning or other regulatory restrictions, competition from other available commercial properties, the ability of Griffin to provide adequate maintenance and insurance, and increased operating costs (including insurance premiums and real estate taxes).


    UNINSURED LOSS. Griffin carries insurance with respect to its properties which it deems reasonable. There may be, however, certain types of losses against which Griffin may not presently be insured.

    COSTS OF COMPLIANCE WITH AMERICANS WITH DISABILITIES ACT AND SIMILAR
LAWS. Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. Although management believes that its commercial real estate properties are substantially in compliance with present requirements of the ADA, Griffin has not conducted an audit or investigation to determine its compliance. There can be no assurance that Griffin will not incur additional costs of complying with the ADA. A number of additional federal, state and local laws exist which also may require modifications to Griffin's commercial real estate properties, or restrict certain further renovations thereof, with respect to access thereto by disabled persons. The ultimate amount of the cost of compliance with the ADA or such legislation is not currently ascertainable, and, while such costs are not expected to have a material effect on Griffin, such costs could be substantial.

SEASONALITY

    Sales in Griffin's landscape nursery business are seasonal, peaking in the spring, and are affected by commercial and residential building activity as well as weather conditions. Disruptions in such building activity, due to adverse weather during the spring season or adverse economic conditions in the regions in which Griffin conducts its landscape nursery operations, could have an adverse effect on the results of operations of Griffin, taken as a whole.

INABILITY TO PREDICT DEMAND

    Many of the products developed and/or produced by the landscape nursery business require significant time in order to mature. As a result, the landscape nursery business is dependent upon the ability to accurately estimate demand from one to five years in advance of actual demand, making it more difficult for Griffin to react quickly to sudden changes in demand. A sharp increase in demand which exceeded Griffin's projections would prevent Griffin from taking full advantage of such increase and could have an adverse effect on Griffin's reputation; conversely, a sharp decrease in demand might cause a loss of inventory value, result in excess inventory and could otherwise have an adverse effect on Griffin's results of operations.

                                THE DISTRIBUTION

GENERAL

    On the Distribution Date, Culbro intends to distribute all of the outstanding shares of Class B Common Stock to holders of record on the Record Date of Culbro Common Stock. Each holder of Culbro Common Stock will receive one
(1) share of Class B Common Stock for each share of Culbro Common Stock held on the Record Date. Holders of Culbro Common Stock on the Record Date will not be required to make any payment or to take any other action to receive their portion of the Distribution.

BACKGROUND AND REASONS FOR THE DISTRIBUTION


    In the summer of 1996, Culbro began considering a major cigar business acquisition and its financial consequences, including the desirability of making a public offering of common stock. Culbro reviewed its capital structure with both its financial advisors and potential underwriters for an offering of common stock and concluded that the best structure for a public offering was a "pure play" cigar company with no prior trading history. This structure would result in more net dollars at any reasonable percentage dilution. To achieve this, Culbro created General Cigar to make the public offering. The underwriters and financial advisors also agreed that added liquidity, through not having a holding company structure with both Culbro and General Cigar as public companies traded on the NYSE, was desirable. To achieve this end and to reduce ongoing costs, Culbro proposed the Merger following the Distribution so that the resulting structure would be two public companies, General Cigar and Griffin, each pursuing its separate business with its separate resources. The cigar business thereby would be able to receive substantially higher proceeds from the Offering because it would be viewed as a "pure play" cigar company. It would eventually have greater liquidity as the result of the issuance of added public shares at the time of the Merger which the underwriters viewed as desirable. In addition, the probable discount to (i) Culbro

Common Stock of General Cigar associated with holding the cigar business through a holding company that did not own all of the cigar company stock and (ii) the Class A Common Stock associated with owning stock of an entity controlled by a single enterprise with potentially different expansion and dividend policies, would be eliminated by the Merger.



    Culbro delcared the Distribution because it believes that it is in the best interests of Culbro and General Cigar to separate the cigar business from the unrelated businesses of Culbro. By effecting the Distribution, Culbro believes that Culbro, General Cigar and their shareholders will benefit by allowing the cigar business and non-tobacco related businesses to be evaluated on a stand-alone basis.



    After the Distribution, the tobacco business will be conducted by General Cigar and the non-tobacco businesses will be conducted by Griffin, each as a separate, publicly held corporation. The Culbro Board believes that the Distribution will enable the management of each company to concentrate its attention and financial resources on the core businesses of such company, and enhance stockholder value over the long term by allowing the investment community to analyze more effectively the investment characteristics, performance and future prospects of the two distinct business groups. The Culbro Board also believes that the Distribution will provide each company with greater flexibility in pursuing its independent business objectives.


MANNER OF EFFECTING THE DISTRIBUTION


    On the Distribution Date, all of the outstanding shares of Class B Common Stock will be delivered to the Distribution Agent for transfer and distribution to the holders of record of Culbro Common Stock as of the Record Date. It is expected that certificates representing shares of Class B Common Stock will be mailed by the Distribution Agent to Culbro shareholders beginning on or about July 3, 1997.


    The Board of Directors of Culbro has reserved the right to abandon, defer or modify the Distribution and the related transactions described in this Information Statement at any time prior to 11:59 p.m., New York time, on the day immediately preceding the Distribution Date.

    No holder of Culbro Common Stock will be required to pay any cash or other consideration for the shares of Class B Common Stock received in the Distribution or surrender or exchange shares of Culbro Common Stock in order to receive Class B Common Stock. The Distribution will not affect the number of, or the rights attaching to, outstanding shares of Culbro Common Stock. All shares of Class B Common Stock will be fully paid and non-assessable and the holders of those shares will not be entitled to preemptive rights. See "DESCRIPTION OF CAPITAL STOCK--Class A Common Stock and Class B Common Stock."

LISTING AND TRADING OF THE COMMON STOCK; NO PRIOR MARKET FOR THE COMMON STOCK


    Griffin will apply to list the Class A Common Stock on NASDAQ. Griffin initially will have approximately 830 shareholders of record, which does not include beneficial owners whose shares are held of record in the names of brokers or nominees, based upon the number of record shareholders of Culbro Common Stock as of April 23, 1997. All of such holders initially will hold shares of Class B Common Stock, each of which shares is exchangeable for a share of Class A Common Stock (a) at the option of the holder thereof or (b) automatically upon the sale thereof by the holder to any person who is not a Permitted Transferee. See "DESCRIPTION OF CAPITAL STOCK." For certain information regarding options to purchase Common Stock that will be outstanding after the Distribution, see "RELATIONSHIP BETWEEN CULBRO AND GRIFFIN AFTER THE DISTRIBUTION--Related Agreements--Benefits and Employment Matters Allocation Agreement" and "CERTAIN EMPLOYEE BENEFIT MATTERS."


    There is not currently a public market for the Class A Common Stock. Prices at which the Common Stock may trade cannot be predicted. Until the Class B Common Stock is fully distributed, a sufficient number of shares of Class B Common Stock are converted, through the sale of such shares or otherwise, into shares of Class A Common Stock and an orderly market develops, the prices at which trading in such Class A Common Stock occurs may fluctuate significantly. The prices at which the Class A Common Stock trades will be determined by the marketplace and may be influenced by many factors, including, among others, the depth and liquidity of the market for the Class A Common Stock, investor perception of Griffin and the industries in which Griffin participates, Griffin's dividend policy and general economic and market conditions. See "RISK FACTORS--No Prior Market for Common Stock."

    Culbro filed a request for a no-action letter with the Staff of the Securities and Exchange Commission (the "Commission Staff") on January 21, 1997, setting forth, among other things, Culbro's view that the Distribution of Class B Common Stock does not require registration under the Securities Act of 1933, as amended (the "Securities Act"). Assuming receipt of a favorable decision from the Commission Staff, it is Griffin's belief that Class B Common Stock distributed to Culbro's shareholders in the Distribution, and any Class A Common Stock issued either upon conversion of such Class B Common Stock or upon exercise of Griffin Options, will be freely transferable, except for securities received by persons who may be deemed to be "affiliates" of Culbro within the meaning of Rule 144 of the Securities Act, which persons may not publicly offer or sell Class B Common Stock received in connection with the Distribution except pursuant to a registration statement under the Securities Act or pursuant to Rule 144 (without regard to holding period requirements thereunder). See "SHARES ELIGIBLE FOR FUTURE SALE."

FEDERAL INCOME TAX ASPECTS OF THE DISTRIBUTION

    On December 16, 1996, Culbro filed a request for a ruling from the IRS to the effect, among other things, that the Distribution will qualify as a tax free spin-off under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), and that, for Federal income tax purposes:

        (1) No gain or loss will be recognized by (and no amount will be included in the income of) a holder of Culbro Common Stock upon the receipt of Class B Common Stock in the Distribution.


        (2) The aggregate basis of the Culbro Common Stock and the Class B Common Stock in the hands of the shareholders of Culbro immediately after the Distribution will be the same as the aggregate basis of the Culbro Common Stock held immediately before the Distribution, allocated in proportion to the fair market value of each.



        (3) The holding period of the Class B Common Stock received by the shareholders of Culbro will include the holding period of Culbro Common Stock with respect to which the Distribution will be made, provided that such shareholder held the Culbro Common Stock as a capital asset on the Distribution Date.


        (4) No gain or loss will be recognized by Culbro upon the Distribution.


    The summary of federal income tax consequences set forth above does not purport to cover all federal income tax consequences that may apply to all categories of shareholders. All shareholders should consult their own tax advisors regarding the particular federal, foreign, state and local tax consequences of the Distribution to such shareholders.


    For a description of the Tax Sharing Agreement pursuant to which Culbro and Griffin have provided for various tax matters, see "RELATIONSHIP BETWEEN CULBRO AND GRIFFIN AFTER THE DISTRIBUTION--Related Agreements--Tax Sharing Agreement."

REASONS FOR FURNISHING THE INFORMATION STATEMENT

    This Information Statement is being furnished by Culbro solely to provide information to Culbro shareholders who will receive Class B Common Stock in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of Culbro or Griffin. The information contained in this Information Statement is believed by Culbro and Griffin to be accurate as of the date set forth on its cover. Changes may occur after that date, and neither Culbro nor Griffin will update the information except in the normal course of their respective public disclosure practices.

         RELATIONSHIP BETWEEN CULBRO AND GRIFFIN AFTER THE DISTRIBUTION

    For purposes of governing certain relationships between Culbro and Griffin after the Distribution and providing for an orderly transition, Culbro and Griffin have entered into various agreements, including those described below. Copies of certain of the agreements are included as exhibits to Griffin's Registration Statement on Form 10 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the Class A Common Stock, and the following discussions with respect to such agreements are qualified in their entirety by reference to the agreements as filed.

DISTRIBUTION AGREEMENT


    In 1997, Culbro, Griffin and General Cigar entered into a distribution agreement (the "Distribution Agreement") which provides for the pro rata distribution by Culbro to the shareholders of Culbro of all issued and outstanding shares of Class B Common Stock. Pursuant to the Distribution Agreement, Culbro transferred to General Cigar all of the common stock of General Cigar Co., Inc., Club Macanudo, Inc., Club Macanudo (Chicago), Inc. and all of Culbro's interest in the building located at 387 Park Avenue South, New York, New York. In addition, Culbro transferred to General Cigar Co., Inc. approximately 1,100 acres of its real estate holdings in the Connecticut River Valley used to cultivate cigar wrapper tobacco. In connection with these transfers, General Cigar received all licenses, permits, accounts receivable, prepaid expenses, reserves and other assets related to the cigar business. Pursuant to the Distribution Agreement, Culbro also transferred to Griffin substantially all the non-tobacco related assets of Culbro, including: (i) all of the common stock of Imperial Nurseries, Inc., a wholly-owned subsidiary of Culbro; (ii) approximately 5,500 acres of land in Connecticut and Florida, as well as several nursery wholesale and retail centers; (iii) Culbro's interests in Eli Witt and assets previously owned by Eli Witt; (iv) Culbro's 25% interest in Centaur; and (v) all licenses, permits, accounts receivable, prepaid expenses, reserves and other assets (other than cash) related to the real estate and nursery business. Culbro also transferred to Griffin $7.0 million in cash. Griffin continues to operate the real estate business owned by it prior to these Asset Transfers.


    Pursuant to the Distribution Agreement, General Cigar assumed all of Culbro's liabilities relating to the tobacco business and the assets transferred to General Cigar and General Cigar Co., Inc., and all of Culbro's retained indebtedness (other than those liabilities related to the assets transferred to Griffin), including bank and corporate debt, all expenses related to the Asset Transfers (as defined), the Offering, the Distribution and the Merger and certain other contingent liabilities. Similarly, Griffin assumed all liabilities relating to the real estate business and the nursery business and relating to the assets transferred to Griffin. These liabilities include all of Griffin's assumed and retained indebtedness, including bank and corporate debt, other liabilities relating to the assets transferred to Griffin and certain additional tax liabilities. Griffin also assumed all liabilities of Culbro related to Eli Witt, which filed for relief from creditors under Chapter 11 of the Federal Bankruptcy Code in 1996. See "RISK FACTORS--Assumed Liabilities; The Eli Witt Company."

    The transfer of certain assets and liabilities of Culbro referred to in the previous two paragraphs are referred to herein as the "Asset Transfers."

    As a result of the Asset Transfers, Culbro has become a holding company, substantially all of the assets of which are the stock of General Cigar and Griffin. Pursuant to the terms of the Distribution Agreement, General Cigar and Griffin will operate independently of each other.

    The Distribution Agreement also contains general indemnities between Culbro (or General Cigar, following the Merger) and Griffin and the procedures by which indemnification may be claimed. The Distribution Agreement provides for, on the one hand, Culbro and General Cigar to indemnify Griffin for any losses, liabilities or damages (including attorneys fees) in connection with any claim or action in respect of any of the liabilities to be assumed or retained by Culbro and General Cigar and, on the other hand, Griffin to similarly indemnify Culbro and General Cigar in connection with any claim or action in respect of any liabilities retained or assumed by Griffin. In each instance, indemnities are limited by insurance proceeds recovered by the indemnified party that reduce the amount of the loss, liability or damage. In addition, the Distribution Agreement contains provisions for the administration of insurance policies shared by the parties and provisions for the sharing of information and related services among the parties. Upon consummation of the Merger, Culbro's obligations with respect to such indemnities will become the obligations of General Cigar. With respect to corporate governance, the Distribution Agreement requires the resignation of all Griffin directors and officers from any positions they previously held with Culbro, General Cigar or General Cigar Co., Inc., and each of their respective subsidiaries, and the resignation of all directors of Culbro, General Cigar or General Cigar Co., Inc., from any positions they previously held with Griffin, except that Edgar M. Cullman and John L. Ernst will retain their seats on the Griffin board of directors notwithstanding their positions at Culbro and General Cigar, and Edgar M. Cullman will be the Chairman of the Board of Griffin.

RELATED AGREEMENTS

    TAX SHARING AGREEMENT

    Culbro and Griffin have entered into a tax sharing agreement (the "Tax Sharing Agreement") that defines the parties' rights and obligations with respect to filing of returns, payments, deficiencies and refunds of federal, state and other income or franchise taxes relating to Culbro's business for tax years prior to and including the Distribution. In general, with respect to periods ending on or before the last day of the taxable year in which the Distribution occurs, Culbro is responsible for (i) filing both consolidated federal tax returns for the Culbro affiliated group and combined or consolidated state tax returns for any group that includes a member of the Culbro affiliated group, including in each case Griffin and its subsidiaries for the relevant periods of time that such companies were members of the applicable group and
(ii) paying the taxes relating to such returns. Generally, any subsequent adjustments resulting from the redetermination of such tax liabilities by the applicable taxing authorities will be paid by the member or affiliated group to which the adjustment relates, with Griffin assuming responsibility for all adjustments relating to Culbro and its affiliates other than General Cigar and its subsidiaries. Griffin is responsible for filing returns and paying taxes relating to any member of the Griffin affiliated group for periods that begin before and end after the Distribution and for periods that begin after the Distribution. Culbro and Griffin have agreed to cooperate with each other and to share information in preparing such tax returns and in dealing with other tax matters.

    SERVICES AGREEMENT


    Culbro and Griffin have entered into a services agreement (the "Services Agreement") pursuant to which Culbro has agreed to provide a number of administrative and other services to Griffin for a period of at least one year. These services include administration of Griffin's insurance policies, internal audit, preparation of tax returns, transportation and general in-house legal services. Griffin will make an annual payment of approximately $550,000 to, and will reimburse out-of-pocket expenses incurred by, Culbro and its subsidiaries, in connection with such services. Culbro will make the above services available to Griffin on an as-needed basis for a period of at least one year following the Distribution. Pursuant to the Merger, Culbro's obligations under the Services Agreement will be assumed by General Cigar.


    BENEFITS AND EMPLOYMENT MATTERS ALLOCATION AGREEMENT

    Culbro and Griffin have entered into the Benefits and Employment Matters Allocation Agreement (the "Benefits Agreement") which provides generally for the assumption by General Cigar of certain Culbro employee benefit plans and the allocation of employee benefits liabilities among Culbro, Griffin and General Cigar. In addition, the Benefits Agreement provides that upon the Distribution each option exercisable for shares of Culbro Common Stock will be converted into an option exercisable for shares of Culbro Common Stock and an option exercisable for shares of Class A Common Stock of Griffin. The

Benefits Agreement further provides that, following the Distribution upon consummation of the Merger, options then exercisable for Culbro Common Stock will be converted into options exercisable for Class A Common Stock of General Cigar. See "CERTAIN EMPLOYEE BENEFITS MATTERS."

    LEASES

    Griffin as lessor and General Cigar Co., Inc. as lessee have entered into a lease for certain agricultural real property in Connecticut and Massachusetts (the "Agricultural Lease"). The Agricultural Lease is for approximately 500 acres of arable land allocated to Griffin for possible commercial development in the long-term, but which provides General Cigar with a source of Connecticut Shade wrapper tobacco. General Cigar Co., Inc.'s use of the land is limited to the cultivation of cigar wrapper tobacco. The Agricultural Lease has an initial term of ten years and will provide for the extension of the lease for additional periods thereafter. In addition, at Griffin's option the Agricultural Lease may be terminated with respect to 100 acres of such land annually upon one year's prior notice. The rent payable by General Cigar Co., Inc. under the Agricultural Lease will be principally equal to the aggregate amount of all taxes and other assessments payable by Griffin attributable to the land leased. In addition, Griffin and General Cigar are considering entering into a lease for the use by General Cigar of certain commercial space in Connecticut (the "Commercial Lease"). The Commercial Lease, if entered into, would be for approximately 25,000 square feet of office space in the Griffin Center South office complex in Bloomfield, Connecticut. The Commercial Lease would have an initial term of ten years and provide for the extension of the lease for additional annual periods thereafter. The rent payable by General Cigar Co., Inc. under the Commercial Lease would be at market rates.

                            SELECTED FINANCIAL DATA



    The Selected Combined Financial Data of Griffin for fiscal 1992 and fiscal 1993 have been derived from the unaudited combined financial statements of Griffin. The Selected Combined Financial Data of Griffin for fiscal 1994, fiscal 1995 and fiscal 1996 have been derived from the audited Combined Financial Statements of Griffin included elsewhere in this Information Statement. The Selected Consolidated Financial Data of Griffin for the thirteen weeks ended March 2, 1996 and March 1, 1997 have been derived from the unaudited Consolidated Financial Statements of Griffin included elsewhere in this Information Statement. The following Selected Financial Data should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the Financial Statements of Griffin and Notes thereto included elsewhere in this Information Statement. The information presented below reflects CMS Gilbreth Packaging Systems, Inc. ("CMS Gilbreth") as a discontinued operation. The 1994, 1995, and 1996 information reflects the deconsolidation of Eli Witt in April 1994 and subsequent accounting for the investment in Eli Witt under the equity method. See Note 12 to the Combined Financial Statements for fiscal 1994, fiscal 1995 and fiscal 1996 included elsewhere in this Information Statement.



                                                                                                      THIRTEEN WEEKS ENDED
                                                                                                      ---------------------
                                                                                                       MARCH 2,   MARCH 1,
                                          1992          1993         1994        1995        1996        1996       1997
                                      ------------  ------------  ----------  ----------  ----------  ----------  ---------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA )
STATEMENT OF OPERATIONS DATA:
Net sales and other revenue.........  $  1,028,129  $  1,239,855  $   43,024  $   41,756  $   46,531  $    3,352  $   2,725
Operating profit (loss).............        10,496        11,336      (4,867)        810      (1,245)     (1,624)    (2,426)
Loss from continuing operations.....        (1,555)       (2,632)     (7,157)     (4,265)     (4,063)     (1,967)    (2,013)
Net income (loss)...................           344        (4,510)     (3,833)       (580)     (4,606)     (1,471)    (2,013)
BALANCE SHEET DATA:
Total assets........................       302,728       316,056     167,421     165,655     101,775     162,446     99,873
Working capital.....................        64,602        74,262      28,112      23,069      36,698      20,085     38,231
Long-term debt......................       141,871       172,068      91,614      72,737      38,846      77,916      2,896
Culbro Investment...................        44,555        32,406      44,426      61,299      47,449      52,270     90,292

                       UNAUDITED PRO FORMA FINANCIAL DATA



    In 1997, Culbro transferred to Griffin substantially all the non-tobacco related assets of Culbro, including: (i) all of the common stock of Imperial Nurseries, Inc., a wholly-owned subsidiary of Culbro; (ii) approximately 5,500 acres of land in Connecticut and Florida, as well as several landscape nursery wholesale and retail centers; (iii) Culbro's interests in Eli Witt and assets previously owned by Eli Witt; (iv) Culbro's 25% interest in Centaur; and (v) all licenses, permits, accounts receivable, prepaid expenses, reserves and other assets (other than cash) related to the real estate and nursery business. Culbro also transferred to Griffin $7.0 million in cash. These transactions are reflected in the Consolidated Financial Statements of Griffin. Griffin continues to operate the real estate business owned by it prior to the Asset Transfers.



    The Unaudited Pro Forma Combined Statement of Operations for fiscal 1996 was prepared to reflect (i) the use of proceeds from the sale of CMS Gilbreth, (ii) the exchange of the shares of preferred stock of Eli Witt in satisfaction of the subordinated note issued by Culbro to a third party, (iii) the assumption of certain liabilities by General Cigar as part of the Asset Transfers (the "Liability Assumption") and the elimination of certain nonrecurring expenses and
(iv) the effect of the Distribution on Griffin's capital structure, as if these transactions had occured at the beginning of fiscal 1996. The Unaudited Pro Forma Consolidated Statement of Operations for the thirteen weeks ended March 1, 1997 was prepared to give effect to the Liability Assumption by General Cigar as if it had been completed at the beginning of the period and the elimination of pension expense which will not be incurred in the future. The Unaudited Pro Forma Consolidated Balance Sheet at March 1, 1997 was prepared to reflect the effect of the Distribution on Griffin's capital structure as if the Distribution had occurred on March 1, 1997. The column designated Griffin Historical reflects the results of operations and the assets and liabilities, as appropriate, of Griffin and Imperial Nurseries on an historical combined basis.


    In the opinion of management, all adjustments necessary to fairly present this pro forma information have been made. The Unaudited Pro Forma Combined Financial Statements are based upon, and should be read in conjunction with, the Combined Financial Statements of Griffin and Notes thereto included elsewhere in this document. The pro forma information does not purport to be indicative of the results that would have been reported had such events actually occurred on the dates specified, nor is it indicative of Griffin's future results.

      UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR FISCAL 1996


                                                          PRO FORMA ADJUSTMENTS FOR
                                           --------------------------------------------------------
                                                                            LIABILITY
                                                                           ASSUMPTION
                                                          EXCHANGE OF ELI   AND NON-
                                GRIFFIN     SALE OF CMS   WITT PREFERRED    RECURRING                 GRIFFIN
                              HISTORICAL     GILBRETH          STOCK        EXPENSES    DISTRIBUTION PRO FORMA
                              -----------  -------------  ---------------  -----------  -----------  ----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales and other
 revenue....................   $  46,531                                                             $   46,531
Costs and expenses:
Cost of goods sold..........      34,210                                                                 34,210
Selling, general and
 administrative expenses....      12,666                                         (124)(5)                12,542
Other nonrecurring
 expense....................         900                                         (900  (6)
                              -----------  -------------        -------    -----------  -----------  ----------
Operating loss..............      (1,245 )                                      1,024                      (221)
Income from equity
 investment.................         303                                                                    303
Other nonoperating income,
 net........................       1,917                         (1,917   (3)
Interest expense............       7,805         (2,859  (1)        (2,167   (4)     (2,271  (7)            508
                              -----------  -------------        -------    -----------  -----------  ----------
Loss before income tax
 benefit....................      (6,830 )        2,859             250         3,295                      (426)
Income tax benefit..........      (2,767 )        1,115 (2)            98  (2)      1,285 (2)              (269)
                              -----------  -------------        -------    -----------  -----------  ----------
Loss from continuing
 operations.................  $   (4,063 ) $      1,744   $         152    $    2,010                $     (157)
                              -----------  -------------        -------    -----------  -----------  ----------
                              -----------  -------------        -------    -----------  -----------  ----------
Loss per common share from
 continuing operations......                                                                         $    (0.03)
                                                                                                     ----------
                                                                                                     ----------
Weighted average common
 shares and equivalents
 outstanding................                                                                 4,664 (8)      4,664
                                                                                        -----------  ----------
                                                                                        -----------  ----------



               See Notes to Unaudited Pro Forma Financial Statements.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE THIRTEEN WEEKS ENDED MARCH 1, 1997



                                                                           PRO FORMA ADJUSTMENTS
                                                                                    FOR
                                                                          ------------------------
                                                                           LIABILITY
                                                                          ASSUMPTION
                                                                           AND NON-
                                                               GRIFFIN     RECURRING                 GRIFFIN
                                                             HISTORICAL    EXPENSES    DISTRIBUTION PRO FORMA
                                                             -----------  -----------  -----------  ----------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales and other revenue................................   $   2,725                             $    2,725
Costs and expenses:
Cost of goods sold.........................................       1,943                                  1,943
Selling, general and administrative expenses...............       3,208          (33)(5)                 3,175
                                                             -----------  -----------  -----------  ----------
Operating loss.............................................      (2,426 )        (33 )                  (2,393)
Loss from equity investment................................         (22 )                                  (22)
Interest expense...........................................         799         (730  (7)                   69
                                                             -----------  -----------  -----------  ----------
Loss before income tax benefit.............................      (3,247 )        763                    (2,484)
Income tax benefit.........................................      (1,234 )        298 (2)                  (936)
                                                             -----------  -----------  -----------  ----------
Loss from continuing operations............................  $   (2,013 ) $      465                $   (1,548)
                                                             -----------  -----------  -----------  ----------
                                                             -----------  -----------  -----------  ----------
Loss per common share from continuing operations...........                                         $    (0.32)
                                                                                                    ----------
                                                                                                    ----------
Weighted average common shares and equivalents
 outstanding...............................................                                 4,803 (8)      4,803
                                                                                       -----------  ----------
                                                                                       -----------  ----------



             See Notes to Unaudited Pro Forma Financial Statements.

       UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AS OF MARCH 1, 1997



                                                                                       PRO FORMA
                                                                                      ADJUSTMENTS
                                                                           GRIFFIIN       FOR      GRIFFIN PRO
                                                                          HISTORICAL  DISTRIBUTION    FORMA
                                                                          ----------  -----------  -----------
                                                                                     (IN THOUSANDS)
ASSETS
Cash and cash equivalents...............................................  $    6,498                $   6,498
Accounts receivable, net................................................       1,730                    1,730
Inventories.............................................................      30,109                   30,109
Deferred income taxes...................................................       2,783                    2,783
Other current assets....................................................         801                      801
                                                                          ----------  -----------  -----------
Total current assets....................................................      41,921                   41,921
Property and equipment, net.............................................      12,671                   12,671
Real estate held for sale or lease, net.................................      27,154                   27,154
Investment in Centaur Communications, Ltd...............................      14,673                   14,673
Other assets, including investment in real estate joint venture.........       3,454                    3,454
                                                                          ----------  -----------  -----------
Total assets............................................................  $   99,873                $  99,873
                                                                          ----------  -----------  -----------
                                                                          ----------  -----------  -----------
LIABILITIES AND CULBRO INVESTMENT/STOCKHOLDERS' EQUITY
Accounts payable and accrued liabilities................................  $    3,448                $   3,448
Long-term debt due within one year......................................         242                      242
                                                                          ----------  -----------  -----------
Total current liabilities...............................................       3,690                    3,690
Long-term debt..........................................................       2,896                    2,896
Other noncurrent liabilities............................................       2,995                    2,995
                                                                          ----------  -----------  -----------
Total liabiities........................................................       9,581                    9,581
                                                                          ----------  -----------  -----------
Culbro Investment.......................................................      90,292     (90,292)(8)
Class B common stock....................................................                      45 (8)         45
Additional paid in capital..............................................                  90,247 (8)     90,247
                                                                          ----------  -----------  -----------
Total Culbro Investment/stockholders' equity............................      90,292                   90,292
                                                                          ----------  -----------  -----------
Total liabilities and Culbro Investment/stockholders' equity............  $   99,873               $   99,873
                                                                          ----------  -----------  -----------
                                                                          ----------  -----------  -----------



             See Notes to Unaudited Pro Forma Financial Statements.

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS


(1) Reflects reduction of interest expense as a result of using the proceeds from the sale of CMS Gilbreth Packaging Systems, Inc. to reduce debt. The net proceeds of approximately $35 million from the sale, which was completed on November 8, 1996, reduced debt under Culbro's Senior Notes and Credit Agreement, which had interest rates of 9.9% and 7.0%, respectively.

(2) Reflects Federal income tax (35%) and state income tax (4%), which is net of Federal tax benefits.

(3) Reflects the elimination of $2.167 million of income from accrued dividends and accretion on shares of preferred stock of Eli Witt as a result of the exchange of such preferred stock in satisfaction of a subordinated note issued by Culbro to a third party, and elimination of other nonoperating expense of $0.25 million which Griffin incurred in connection with its investment in Eli Witt.

(4) Reflects the elimination of interest expense on a subordinated note issued by Culbro to a third party that was satisfied by the exchange of such note for shares of preferred stock issued by Eli Witt.

(5) Reflects the elimination of pension expense, reflecting management's decision to discontinue Griffin's participation in the Culbro Corporation pension plan.

(6) Reflects elimination of the other nonrecurring expense of $0.9 million in 1996. This item represents Griffin's allocated portion of Culbro's nonrecurring expense for the cost of terminating a long-term compensation plan and severance for certain employees in contemplation of the Distribution.

(7) Reflects the reduction of interest expense from the assumption by General Cigar of the Culbro general corporate debt that was included on Griffin's historical financial statements.


(8) Reflects the Distribution of Griffin's Class B Common Stock to shareholders of Culbro in a one-for-one ratio. The Class B Common Stock has a par value of $0.01 per share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    THE FOLLOWING DISCUSSION OF THE HISTORICAL FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GRIFFIN SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS INFORMATION STATEMENT (F-1 TO F-33). THE FOLLOWING DISCUSSION OF THE PRO FORMA FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GRIFFIN SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED PRO FORMA FINANCIAL DATA AND THE RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS INFORMATION STATEMENT.


OVERVIEW

    Griffin is a wholly owned subsidiary of Culbro. Prior to March 18, 1997, Griffin was known as Culbro Land Resources, Inc. Griffin principally owns and operates landscape nursery and Connecticut-and Massachusetts-based real estate operations, and other non-tobacco related assets and investments, all of which were held by Griffin or transfered to Griffin in the Asset Transfers effected under the terms of the Distribution Agreement.


    The historical financial statements of Griffin reflect the combined results of the operations of all of these businesses and assets. Griffin's results in each of the periods presented also include allocations to Griffin of Culbro corporate overhead of $0.4 million in the thirteen weeks ended March 1, 1997 (the "1997 first quarter") and $0.4 million in the thirteen weeks ended March 2, 1996 (the "1996 first quarter") and $2.4 million, $2.1 million and $1.8 million in fiscal 1994, fiscal 1995 and fiscal 1996, respectively. Additionally, $0.9 million of Culbro nonrecurring expense was allocated to Griffin in fiscal 1996. These allocations, which may not necessarily reflect the additional expenses Griffin would have incurred as a separate stand-alone entity, are deemed reasonable by Griffin management. The combined financial statements include interest expense on debt specifically incurred by Griffin, and interest expense on Culbro general corporate debt. The Culbro debt is included in Griffin's historical combined financial statements for the fiscal years ended 1994, 1995 and 1996. Pursuant to the Distribution Agreement entered into on February 27, 1997, between Culbro, Griffin and General Cigar, the Culbro general corporate debt included in Griffin's historical financial statements was assumed by General Cigar. This debt is excluded from Griffin's debt structure as of March 1, 1997, however, due to the fact that General Cigar did not assume the debt until the end of the 1997 first quarter, the interest expense incurred on the Culbro general corporate debt is included in Griffin's historical consolidated statement of operations for the thirteen weeks ended March 1, 1997. This interest expense will not be part of Griffin's results of operations on a prospective basis. Therefore, Griffin's results of operations should be read in conjunction with the unaudited combined pro forma results of operations in Note 4 of the Combined Financial Statements and the Unaudited Pro Forma Combined Financial Statements included elsewhere in this Information Statement.


PRO FORMA 1996 COMPARED TO ACTUAL FISCAL 1996


    The following summary financial information and discussion relate to Griffin's 1996 results of operations on a pro forma basis. The pro forma operating data is presented as if the Liability Assumption, the exchange of the preferred stock of Eli Witt for the related subordinated note previously issued by Culbro and the use of proceeds from the disposition of CMS Gilbreth had all occurred at the beginning of fiscal 1996. The pro forma balance sheet reflects the Liability Assumption as if it had occurred at the balance sheet date. The effect of the sale of CMS Gilbreth and the exchange of the preferred stock are reflected (eliminated) in Griffin's 1996 Combined Balance Sheet.

                     1996 SUMMARIZED FINANCIAL INFORMATION


                                                                                               1996        1996
                                                                                            HISTORICAL   PRO FORMA
                                                                                            ----------  -----------
Net sales.................................................................................  $   46,531   $  46,531
                                                                                            ----------  -----------
Operating loss............................................................................      (1,245)       (221)
Other nonoperating income items...........................................................       2,220         303
Interest expense..........................................................................       7,805         508
                                                                                            ----------  -----------
Loss before income tax benefit............................................................      (6,830)       (426)
Income tax benefit........................................................................      (2,767)       (269)
                                                                                            ----------  -----------
Loss from continuing operations...........................................................  $   (4,063)  $    (157)
                                                                                            ----------  -----------
                                                                                            ----------  -----------
Current assets............................................................................  $   44,068   $  42,491
                                                                                            ----------  -----------
Total assets..............................................................................  $  101,775   $ 100,198
                                                                                            ----------  -----------
                                                                                            ----------  -----------
Current liabilities.......................................................................  $    7,370   $   5,836
                                                                                            ----------  -----------
Long-term debt............................................................................      38,846       2,846
                                                                                            ----------  -----------
Culbro Investment/stockholders' equity....................................................      47,449      87,854
                                                                                            ----------  -----------
Total liabilities and Culbro Investment/stockholders' equity..............................  $  101,775   $ 100,198
                                                                                            ----------  -----------
                                                                                            ----------  -----------


    Net sales remain unchanged because CMS Gilbreth was reported as a discontinued operation in the historical financial statements. The lower operating loss reflects the elimination of Griffin's allocated share of a nonrecurring corporate expense incurred by Culbro. The lower nonoperating income reflects the elimination of the accrued dividend income on the Eli Witt preferred stock that was exchanged for Culbro's subordinated note payable (which was assumed by Griffin as part of the Asset Transfers). The retirement of the subordinated note resulted in a reduction of interest expense equal to the amount of the dividend income. The disposition of the investment in Eli Witt also resulted in the elimination of approximately $0.3 million of Eli Witt related expenses.

    The reduction in debt from the proceeds from the sale of CMS Gilbreth and the exchange of the preferred stock of Eli Witt is reflected in the historical balance sheet. The lower debt balance and the increase in capital (Culbro Investment) in the pro forma balance sheet reflect the assumption by General Cigar of the allocated Culbro debt, certain of Griffin's employee retirement obligations and other liabilities.

ACTUAL RESULTS OF OPERATIONS


    The discussion set forth below relates to the financial condition and results of operations of Griffin as of and for the thirteen weeks ended March 1, 1997 and March 2, 1996, fiscal 1996, fiscal 1995 and fiscal 1994.



THIRTEEN WEEKS ENDED MARCH 1, 1997 COMPARED TO THIRTEEN WEEKS ENDED MARCH 2,
  1996



    Net sales and other revenue decreased $0.6 million, to $2.7 million in the 1997 first quarter from $3.3 million in the 1996 first quarter. The decrease reflected lower sales in the landscape nursery and real estate segments. In the landscape nursery segment, net sales and other revenue decreased $0.2 million, to $2.0 million in the 1997 first quarter from $2.2 million in the 1996 first quarter. The decrease in the 1997 first quarter reflected lower sales of hardgoods, including snow and ice removal products, due principally to the milder weather and lower snowfall in the 1997 first quarter, which contrasted sharply with the more severe weather in the 1996 first quarter. Due to the seasonal nature of the business, first quarter sales of landscape nursery products are typically less than 5% of annual sales. Net sales and other revenue in the real estate segment decreased $0.4 million to $0.7 million in the 1997 first quarter as compared to $1.1 million in the 1996 first quarter. The higher net sales and other revenue in the 1996 first quarter included rental revenue from a commercial property and income related to a real estate joint venture, both of which were disposed of in the 1996 fourth quarter (see below). Additionally, revenue from property management decreased, due principally to lower revenue from services provided to tenants.



    The operating loss in the landscape nursery segment increased $0.3 million to $1.8 million in the 1997 first quarter from $1.5 million in the 1996 first quarter. The increased loss reflects higher expenses, due principally to timing, and the effect of the lower sales. The landscape nursery segment incurs an operating loss in the first quarter because of the seasonality of its sales. The real estate segment incurred an operating loss of $0.2 million in the 1997 quarter compared to an operating loss of $0.1 million in the 1996 quarter, due principally to the lower net sales and other revenue.



    Interest expense decreased $1.1 million to $0.8 million in the 1997 first quarter from $1.9 million in the 1996 first quarter. The lower interest expense reflects the lower debt level in the 1997 first quarter as a result of several transactions that took place in the fourth quarter last year. These included the reduction of debt through proceeds received from the sale of CMS Gilbreth and the sale of Griffin's interest in a real estate joint venture, the exchange of preferred stock in Eli Witt and the satisfaction of a nonrecourse mortgage on a commercial property through the transfer of the property to the mortgage holder.



    Other nonoperating income, net, in the 1996 first quarter reflected accrued dividends and accretion income on the Eli Witt preferred stock, partially offset by other expenses related to the investment in Eli Witt. As a result of the exchange of Eli Witt preferred stock, there were no such items in the 1997 first quarter.



    Net loss in the 1996 first quarter included the results of CMS Gilbreth. Since this company was sold, in the 1996 fourth quarter, its results are not included in the 1997 first quarter.


FISCAL 1996 COMPARED TO FISCAL 1995

    Net sales and other revenue increased 11.4% or $4.7 million, to $46.5 million in fiscal 1996 compared to $41.8 million in fiscal 1995. The increase in net sales and other revenue was due to higher net sales and other revenue in both the landscape nursery and real estate segments. In the landscape nursery segment, net sales increased 6.2% or $2.1 million to $37.0 million in fiscal 1996 from $34.9 million in fiscal 1995. This increase reflected increased sales at the wholesale landscape nursery sales and service centers. Net sales and other revenue in the real estate business increased $2.6 million to $9.5 million in fiscal 1996 from $6.9 million in fiscal 1995. The increase reflected the sale of Griffin's 30% interest in a joint venture that owns commercial properties in Griffin Center and Griffin Center South. The joint venture sale generated net proceeds of $4.0 million and a pretax loss of $0.4 million. Excluding this transaction, net sales and other revenue decreased by $1.8 million, due to lower residential lot sales and lower sales of undeveloped commercial land.

    Griffin incurred an operating loss of $1.2 million in fiscal 1996 compared to an operating profit of $0.8 million in fiscal 1995. In the landscape nursery segment, operating profit was $1.6 million in fiscal 1996 compared to $1.7 million in fiscal 1995, reflecting higher operating expenses, which offset the effect of the higher sales. An increase in gross margins to 29.7% in fiscal 1996 from 29.1% in fiscal 1995 was due to the effect of a $1.0 million charge in 1995 to reserve for excess field-grown plant inventories offset by product mix and competitive pricing pressures in fiscal 1996. Operating expenses in the landscape nursery business increased to 25.7% of net sales in fiscal 1996 from 25.1% of net sales in fiscal 1995. The increase reflected higher selling expenses, and the operating expenses of a new sales and service center. In the real estate segment, Griffin incurred an operating loss of $0.3 million in fiscal 1996 compared to an operating profit of $1.2 million in fiscal 1995. The lower results reflected the loss of $0.4 million on the joint venture sale and the effect of the lower residential and commercial land sales.

    General corporate expense, net, increased to $2.6 million in fiscal 1996 from $2.2 million in fiscal 1995. The increase in fiscal 1996 reflects Griffin's allocated share of a Culbro nonrecurring corporate compensation expense item.

    Results from Griffin's equity investment in Centaur increased to $0.3 million of equity income in fiscal 1996 from an equity loss of $0.2 million in fiscal 1995. The increase reflected improved business conditions for Centaur's publishing business in the United Kingdom. Other nonoperating income of $1.9 million in fiscal 1996 and $0.9 million in fiscal 1995 included principally accretion and accrued dividend income on the preferred stock of Eli Witt of $2.2 million and $2.3 million in fiscal 1996 and fiscal 1995, respectively. In fiscal 1995 the income was partially offset by expenses incurred in connection with Griffin's support for the refinancing of Eli Witt. The accretion and accrued dividend income on the preferred stock equaled the interest expense recorded in those years on a related exchangeable subordinated note payable. In the 1996 fourth quarter shares of preferred stock were exchanged in satisfaction of a subordinated note issued by Culbro and all accrued interest thereon.

    Interest expense decreased to $7.8 million in fiscal 1996 from $8.2 million in fiscal 1995 due to lower debt levels, reflecting the proceeds from the sale of CMS Gilbreth which was used to repay debt.

    The results of the discontinued CMS Gilbreth operation in fiscal 1996 reflected a loss of $0.5 million, net of tax, compared to income of $3.7 million, net of tax, in fiscal 1995. The 1996 results included a net loss on the sale of CMS Gilbreth of $1.3 million partially offset by income from this business of $0.8 million prior to the sale.

FISCAL 1995 COMPARED TO FISCAL 1994

    Net sales and other revenue decreased 2.9% or $1.2 million, to $41.8 million in fiscal 1995 from $43.0 million in fiscal 1994. The decrease was due to lower net sales and other revenue in both the nursery products and real estate business segments. In the landscape nursery segment, net sales decreased 1.2% or $0.4 million to $34.9 million in fiscal 1995 from $35.3 million in fiscal 1994. The decrease reflected slightly lower sales at the wholesale sales and service centers. Net sales and other revenue in the real estate segment decreased $0.8 million to $6.9 million in fiscal 1995 from $7.7 million in fiscal 1994. The decrease was due to lower residential lot sales in fiscal 1995 partially offset by increased commercial land sales.

    Operating profit in fiscal 1995 was $0.8 million compared to an operating loss of $4.9 million in fiscal 1994. In the landscape nursery segment, operating profit was $1.7 million in fiscal 1995 compared to an operating loss of $0.6 million in fiscal 1994. The increased operating profit reflected the effect of higher margins, which increased to 29.1% in fiscal 1995 from 25.0% in fiscal 1994, and lower operating expenses, which decreased to 25.1% of net sales from 27.7% in fiscal 1994. The higher gross margins reflected improved pricing and lower costs, partially offset by a $1.0 million charge to reserve for excess field-grown plant inventories. The decrease in operating expenses reflected lower selling expenses and improved cost containment measures at the wholesale sales and service centers. In the real estate segment, operating profit was $1.2 million in fiscal 1995 as compared to an operating loss of $2.2 million in fiscal 1994. The increase principally reflected the effect of a $3.6 million charge recorded in 1994 to write off the costs of certain projects that were not developed as originally planned. Excluding that item, operating results were substantially unchanged in fiscal 1995 as compared to fiscal 1994. The effect of lower sales of residential lots in fiscal 1995 was substantially offset by lower general and administrative expenses, principally reflecting headcount reduction.

    General corporate expense, net, which principally reflects general and administrative expenses allocated to Griffin from Culbro, increased to $2.2 million in fiscal 1995 from $2.0 million in fiscal 1994.

    The loss on equity investments was $0.2 million in fiscal 1995 as compared to a $1.7 million equity loss in fiscal 1994. The change reflected the inclusion in fiscal 1994 of results of Eli Witt prior to the deconsolidation of that subsidiary (see Note 12 to the Combined Financial Statements). The investment in

Centaur had an equity loss of $0.2 million in fiscal 1995 compared to equity income of $0.4 million in fiscal 1994. The lower results from Centaur were attributed to a downturn in the British economy.

    Other nonoperating income, net, decreased to $0.9 million in fiscal 1995 from $1.4 million in fiscal 1994. The decrease reflected expenses in fiscal 1995 related to Griffin's support for the refinancing of Eli Witt, partially offset by a full year of accretion and accrued dividend income on the Eli Witt preferred stock in fiscal 1995 versus a partial year of such income in fiscal 1994. The accretion income and accrued dividends equaled the interest expense on the exchangeable subordinated note payable.

    Interest expense increased to $8.2 million in fiscal 1995 from $8.0 million in fiscal 1994. The increase was due principally to a full year of interest expense on the exchangeable subordinated note payable in fiscal 1995 versus a partial year of interest expense on the subordinated note in fiscal 1994.

    Income from the discontinued operation was $3.7 million, net of tax, in fiscal 1995 compared to $3.3 million, net of tax, in fiscal 1994. The increase reflected improved margins, due to sales mix, partially offset by higher operating expenses.

LIQUIDITY AND CAPITAL RESOURCES


    Net cash flows used in operating activities of continuing operations were $5.0 million in the 1997 first quarter compared to $0.5 million in the 1996 first quarter. The increased use of cash reflected principally a greater increase in inventories, a greater reduction of accounts payable and accrued liabilities, and a decrease in deferred income taxes as compared to an increase in the 1996 first quarter. The lower net cash used in investing activities in the 1997 first quarter reflected the effect of the cash used in the discontinued operation in the 1996 first quarter partially offset by higher capital expenditures in the landscape nursery business segment in the 1997 first quarter. Net cash provided by financing activities in the 1997 first quarter reflected an increase in Culbro's general corporate debt that was included in Griffin's financial statements through the date that debt was assumed by General Cigar (see below).


    Net cash flows used in operating activities of continuing operations were $2.2 million in fiscal 1996 compared to $3.9 million used in operating activities in 1995. The lower use of cash reflected principally the benefit from proceeds from sale of a real estate joint venture, partially offset by reductions in liabilities, including $3.5 million of deferred taxes relating to continuing operations, and reductions in accounts payable and accrued liabilities. The net cash flows used in operating activities of continuing operations in 1995 of $3.9 million compared to $11.6 million used in operating activities in fiscal 1994 reflected the lower loss from continuing operations in fiscal 1995 compared to fiscal 1994 which also included a noncash gain on sale of Eli Witt stock.


    Cash used in operating activities in each of the fiscal years 1994 through 1996 includes pretax interest expense of $8.0 million, $8.2 million and $7.8 million, respectively, principally on allocated Culbro debt which was used to fund Griffin's operations including both continuing and discontinued operations. Effective February 27, 1997, pursuant to the Distribution Agreement, the Culbro debt allocated to Griffin in the historical Combined Financial Statements was assumed by General Cigar and is not an obligation of Griffin.



    Net cash flow provided by investing activities in 1996 included principally the proceeds from the sale of CMS Gilbreth. The investing activities of 1995 and 1994 include transactions primarily relating to the investment in Eli Witt. In February 1997, Eli Witt sold all of its assets in a court supervised bankruptcy sale. Griffin has no investment related to Eli Witt in its 1996 Combined Balance Sheet and does not expect to receive any proceeds from the sale. See Notes 12 and 14 to the Combined Financial Statements for fiscal 1994, fiscal 1995 and fiscal 1996 contained elsewhere in this Information Statement.



    Net cash relating to financing activities in each of the fiscal years 1994 through 1996 includes net payments of debt, principally the debt that was allocated by Culbro to Griffin. As a result of the assumption by General Cigar on February 27, 1997, such debt will not be part of Griffin's debt structure prospectively. Financing activities also included net transactions with Culbro, including operating cash flow transferred to Culbro in fiscal 1996 and cash flow transferred to Griffin by Culbro in fiscal 1995 and fiscal 1994 to paydown the allocated debt and fund Griffin's operations.



    Through the date of the Distribution Agreement, February 27, 1997, the cash management and treasury activities of Griffin were integrated with those of Culbro. Griffin's cash receipts were transferred daily into Culbro's cash account and Griffin's cash disbursement accounts were reimbursed by Culbro on a daily basis.



    Griffin did not maintain its own separate credit facilities. Culbro maintained credit facilities which it utilized to finance transactions relating to Griffin. Borrowings under the Culbro credit facilities are reflected in Griffin's Financial Statements through the date that this debt was assumed by General Cigar, which was February 27, 1997. Subsequent to that date, Griffin's cash flows are segregated from Culbro's other subsidiaries. Griffin maintained an intercompany account with Culbro in which its net cash flow and other intercompany transactions with Culbro were recorded. See Note 6 in the Financial Statements for fiscal 1994, fiscal 1995 and fiscal 1996 and Note 4 in the Financial Statements for the 1997 first quarter and the 1996 first quarter. The intercompany account with Culbro and Griffin's retained earnings and capital accounts are included in the Financial Statements as Culbro Investment.


    Griffin intends to negotiate a line of credit to fund future real estate projects and for general working capital purposes. Management believes that the cash flow from operations, cash on hand and, if needed, borrowings under an anticipated credit facility will be sufficient to fund its future operations in the near-term. Over the long-term, selective asset sales and additional credit facilities may be required to fund capital projects.

                                    BUSINESS

    Griffin and its subsidiaries comprise principally a landscape nursery and real estate business. At the end of its 1996 fiscal year Griffin engaged in two principal lines of business: (1) landscape nursery products, comprised of growing container and field-grown landscape nursery products for sale principally to landscape nursery mass merchandisers, and owning and operating wholesale sales and service centers; and (2) real estate, comprised of owning, building and managing commercial and industrial properties and developing residential subdivisions on real estate owned by Griffin in Connecticut and Massachusetts.

LANDSCAPE NURSERY BUSINESS

    The landscape nursery operations of Griffin are operated by its wholly-owned subsidiary, Imperial Nurseries, Inc. ("Imperial"). Imperial is a grower, distributor and broker of wholesale landscape nursery stock. The landscape nursery industry is extremely fragmented, with the industry leader having less than 1% of total market share. Imperial believes that its volume places it among the ten largest landscape nursery companies in the country.

    Imperial's growing operations are located on property owned partly by Griffin and partly by Imperial, in Connecticut (1,000 in-ground acres and 400 acres for containers) and in northern Florida (350 acres for containers). The largest portion of Imperial's container-grown product consists of broad leaf evergreens, including azaleas and rhododendron. Container-grown product is held principally from one to five years prior to its sale by Griffin. Its field-grown, as opposed to container-grown, product includes principally evergreen pines, hemlocks, spruce and arborvitae. Imperial also contracts with a grower in the Mid-Atlantic states to grow field-grown product for Imperial. The agreement provides for Imperial to purchase such product over a five year period. This program is part of a program intended to reduce Imperial's investment in field-grown plants and to shorten its product growing cycles to increase the profitability of the field-grown business. Imperial is also reviewing other approaches to increasing its return on assets. Among the possible approaches are holding some of its containerized production for a longer period and selling such plants in terra cotta or similar containers for immediate use by customers and adding a broader selection of perennial flowers directed at increasing both margin and selling price.

    The combined field-grown and container operations serve a market comprised principally of landscapers, retail chain store garden departments, retail nurseries and garden centers, and wholesale nurseries and distributors. Imperial-grown products are also distributed through its own wholesale horticultural sales and service centers. Imperial's major markets service the Northeast, Mid-Atlantic, Southeast and Mid-West. Nursery sales are seasonal, peaking in spring, and are affected by commercial and residential building activity as well as weather conditions. The largest portion of Imperial's assets are represented by plant inventories.


    Imperial operates eight wholesale horticultural sales and service centers which sell a wide range of plant material, including a large portion purchased from growers other than Imperial, and horticultural tools and products to the trade. The centers owned by Imperial are located in Windsor, Connecticut; Aston, Pennsylvania; Columbus and Cincinnati, Ohio; White Marsh, Maryland; and Manassas, Virginia. In addition, Imperial leases centers in Pittsburgh, Pennsylvania and Monroeville, Pennsylvania.


    In 1996, Imperial continued to diversify its customer base in order to reduce its dependence on a few large customers. Currently Imperial's sales are made to a large variety of customers, none of whom represents more than 3% of sales.

    Containerized growing and shipping capacity has been increased to meet the potential volume and quality needs of Imperial's customers and to capitalize on any growth in the Mid-Atlantic and Mid-West markets.

REAL ESTATE BUSINESS

    Griffin is directly engaged in the real estate development business on portions of its land in Connecticut, with headquarters in Bloomfield, Connecticut. Griffin develops portions of its properties for commercial, residential and industrial use.

    During the last several years, the real estate market in the Hartford area, particularly that in the northwest quadrant, where the majority of Griffin's acreage is located, has been depressed by a number of factors, including the decline of employment in the defense and insurance industries. The development of Griffin's land was also affected by land planning issues, particularly in the town of Simsbury. In Simsbury, the value of Griffin's land is affected by the presence of chlordane on a portion of the land which is intended for residential development. Griffin is examining means of remediation on its lands and will seek to subdivide certain of its Simsbury properties over a reasonable period.

    Griffin's most substantial development is Griffin Center in Windsor, Connecticut and Griffin Center South in Bloomfield, Connecticut. Together these master planned developments comprise approximately 600 acres, half of which have been developed with nearly 1,750,000 square feet of office and industrial space. Griffin Center currently includes nine corporate office buildings built by Griffin. During the 1980's, Griffin sold 70% interests in five of the buildings to a bank-managed real estate investment fund. In 1996, these buildings were sold in a transaction initiated by the successor of that partner. Griffin recorded a pre-tax loss as a result of this transaction. In the 1980's, Griffin also sold 70% interests in two other office buildings to an insurance company. Griffin currently maintains a 30% interest in those two office buildings in the Griffin Center Office Complex which aggregate 160,000 square feet. One other office building which had been leased to the State of Connecticut was transferred to the lender to the building in a deed in lieu of foreclosure in 1996.

    Griffin Center South, a 130-acre tract, comprises fifteen buildings of industrial and research/development space. Nine of these buildings have been retained by Griffin for rental and are 78% rented. The other buildings have been built on land sold by Griffin to commercial users who own and occupy the space. Griffin has a master plan state traffic certificate which allows for the development of an additional 300,000 square feet of space.

    Griffin owns a 600-acre tract of land near Bradley International Airport and Interstate 91 known as the New England Tradeport. To date, 140,000 square feet of warehouse and light manufacturing space have been developed and are 95% occupied and a bottling and distribution plant for Pepsi-Cola has been built. A state traffic control certificate for the future development of 1.3 million square feet has been obtained for the New England Tradeport. Griffin intends to direct its primary efforts at the construction and leasing of light industrial and warehouse facilities at the New England Tradeport. Development at the New England Tradeport will require investment in offsite infrastructure on behalf of Windsor, Connecticut and improvement of some state or town roads.

    Two additional Griffin parcels available for development include 28 acres in the Day Hill Technology Center in Windsor, and 100 acres in the South Windsor Technology Center. State traffic certificates have been obtained for these parcels for 500,000 square feet and 200,000 square feet of development, respectively.

    In 1988, a subsidiary of Griffin began infrastructure work at Walden Woods, a 153-acre site in Windsor, Connecticut which was planned to contain more than 365 residential units. Prior to 1992 Griffin had built and sold 45 homes before discontinuing its home building operations at Walden Woods. Since then two third-party home builders have completed an additional 64 homes.

    Griffin is seeking to develop a joint venture to process bulky waste and build a transfer station and recycling operation on a portion of its land in East Granby, Connecticut. In addition, approximately 500 acres are leased for tobacco growing to General Cigar at rentals approximating carrying cost. The lease for these properties, which extends for 10 years, may be terminated, as to 100 acres, annually on one year's prior notice. Griffin also leases office space to General Cigar.

EQUITY INVESTMENTS

ELI WITT

    Griffin owns 50.1% of Eli Witt, a wholesale distributor of tobacco, sundries and general merchandise. Griffin deconsolidated Eli Witt as of April 25, 1994 and subsequently has accounted for its investment in Eli Witt under the equity method. In November 1996 Eli Witt filed for protection under Chapter 11 of the Federal Bankruptcy Law. In connection with such filing Eli Witt sold all of its operating assets to another wholesale distributor in March 1997. Shareholders of Eli Witt are not expected to receive any proceeds from the sale. See "--Legal Matters."

CENTAUR

    Griffin owns approximately 25% of the stock of Centaur, a privately-held publisher of business magazines in the United Kingdom. After a period of time when results were adversely affected by a number of factors including adverse business conditions in the United Kingdom, this business is now profitable. Two members of Griffin's Board of Directors are on the Board of Directors of Centaur. Griffin's investment in Centaur is carried at approximately $14.0 million.

FINANCIAL INFORMATION REGARDING INDUSTRY SEGMENTS

    See Note 5 to the Combined Financial Statements of Griffin included elsewhere herein for certain financial information regarding the landscape nursery business and the real estate business.

PROPERTIES

                             COMMERCIAL REAL ESTATE


                                                                                     LAND AREA
LOCATION OF PROPERTY                                                                  (ACRES)
----------------------------------------------------------------------------------  -----------
CONNECTICUT
Bloomfield, CT....................................................................         220
East Granby, CT...................................................................         920
Simsbury, CT......................................................................         860
South Windsor, CT.................................................................         103
Suffield, CT......................................................................         350
Windsor, CT.......................................................................       1,220

MASSACHUSETTS
Southwick, MA.....................................................................         425

FLORIDA
Hillsborough County, Florida......................................................           9
Leon County, Florida..............................................................           6

                              NURSERY REAL ESTATE


                                                                                     LAND AREA
LOCATION OF PROPERTY                                                                  (ACRES)
----------------------------------------------------------------------------------  -----------
FLORIDA
Quincy, FL........................................................................       1,365

PENNSYLVANIA*
Aston, PA.........................................................................          17

VIRGINIA
Manassas, VA......................................................................          22

OHIO
Columbus, OH......................................................................           3
Cincinnati, OH....................................................................          11

MARYLAND
White Marsh, MD...................................................................          20



    *In addition Griffin leases property in Monroeville, PA and Pittsburgh, PA.


LEGAL MATTERS

    As a result of the Asset Transfers, Griffin has acquired Culbro's 50.1% interest in Eli Witt. In November 1996, Eli Witt filed for protection under Chapter 11 of the Federal Bankruptcy Law. Prior to February 1993, Eli Witt was a wholly-owned subsidiary of Culbro and filed consolidated tax returns with Culbro. Culbro, Eli Witt and other parties engaged in two complex acquisitions and reorganizations in 1993 and 1994, pursuant to which Culbro received significant distributions from Eli Witt to repay Culbro's debt, including substantial amounts Culbro had previously borrowed from unaffiliated third parties to fund Eli Witt's business. Culbro subsequently loaned $5 million to Eli Witt. It is anticipated that these transactions (including the transfer of funds to Culbro) will be reviewed by Eli Witt creditors and other parties in interest in connection with the Chapter 11 case. To date, one creditor has written to the unsecured creditors committee proposing an inquiry into this matter. Although Griffin believes that any claim challenging the distributions described above would be without merit, any such claim, if asserted and successfully prosecuted, could have a material adverse effect on Griffin's financial condition. See "RISK FACTORS--Assumed Liabilities; The Eli Witt Company."

EMPLOYEES


    Griffin employs approximately 260 persons, including 11 in its real estate business and 249 in its landscape nursery business. At present, none of these employees is represented by a union. Griffin believes that its relations with its employees are satisfactory.


COMPETITION

    The nursery business is competitive and Griffin competes against a number of other companies, including local and regional nursery businesses. Some of Griffin's competitors may be in a stronger financial position than Griffin. Numerous real estate developers operate in the portion of Connecticut and Massachusetts in which Griffin's holdings are concentrated. Some of such businesses compete in each anticipated business of Griffin and may have greater financial resources than Griffin. See "RISK FACTORS--Competition."

REGULATION

    Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property and may be held liable to a govermental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with contamination. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. In connection with the ownership (direct or indirect), operation, management and development of real properties, Griffin may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and injuries to persons and property. See "RISK FACTORS--Environmental Matters."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to Griffin's executive officers, directors and certain other key employees.


NAME                                                  AGE                          POSITION
------------------------------------------------      ---      ------------------------------------------------
Edgar M. Cullman................................          79   Chairman of the Board and Director
Frederick M. Danziger...........................          57   President, Chief Executive Officer and Director
Anthony J. Galici...............................          39   Chief Financial Officer
Richard L. Wyckoff..............................          36   President of Imperial Nurseries, Inc.
John L. Ernst...................................          56   Director
Winston J. Churchill, Jr........................          57   Director


    EDGAR M. CULLMAN has been the Chairman of the Board of Griffin since April, 1997. He has been Chairman of the Board of General Cigar since December, 1996. From 1962 to 1996 he served as Chief Executive Officer of Culbro. Mr. Cullman has served as a Director of Culbro since 1961 and has been Chairman of Culbro since 1975. He also is a Director of Centaur Communications Limited, Bloomingdale Properties, Inc. and Eli Witt. Eli Witt filed for relief from its creditors under Chapter 11 of the Federal Bankruptcy Code in November 1996. Edgar M. Cullman is the uncle of John L. Ernst and the father-in-law of Frederick M. Danziger.


    FREDERICK M. DANZIGER has been a Director and the President and Chief Executive Officer of Griffin since April, 1997, and a director of Culbro since 1975. He was previously involved in the real estate operations of Griffin in the early 1980s. Mr. Danziger has been Of Counsel to the law firm of Latham & Watkins since 1995. From 1974 until 1995, Mr. Danziger was a Member of the law firm of Mudge Rose Guthrie Alexander & Ferdon. Mr. Danziger also is a director of Monro Muffler/Brake, Inc., Bloomingdale Properties, Inc., First Financial Caribbean Corporation and Centaur Communications Limited, and is a general partner of Ryan Instruments, L.P.


    ANTHONY J. GALICI has been the Chief Financial Officer of Griffin since April 1997. Mr. Galici has served as Vice President-Assistant Controller of Culbro since 1995. Prior to 1995, he was Assistant Controller of Culbro.


    RICHARD L. WYCKOFF has been the President of Imperial Nurseries, Inc. since August 1991. From 1990 until August 1991 he served as Vice President-Corporate and Business Development of Culbro. Mr. Wyckoff currently holds numerous positions on industry associations including The American Association of Nurserymen and Horticulture Research Institute.


    JOHN L. ERNST is a Director of Griffin, General Cigar and Culbro. He has been a Director of Griffin since April 1997, a director of General Cigar since December 1996 and a Director of Culbro since 1983. He is the Chairman of the Board and President of Bloomingdale Properties, Inc., an investment and real estate company. Mr. Ernst also is a director of the First Financial Caribbean Corporation.

    WINSTON J. CHURCHILL, JR. has been a Director of Griffin since April 1997. Mr. Churchill is also chairman of the board of Central Sprinkler Corporation and IBAH, Inc. and a member of the board of Geotek Communications, Inc. and Tescorp, Inc. He is a managing general partner of SCP Private Equity Partners, L.P., a private equity fund sponsored by Safeguard Scientifics Inc., and is chairman of Churchill Investment Partners, Inc. and CIP Capital, Inc.

EXECUTIVE COMPENSATION

    From the time of its incorporation until the date hereof Griffin has been, and following the date hereof until the consummation of the Distribution, Griffin will be a wholly-owned subsidiary of Culbro whose policy decisions are made by Culbro. Neither the Chief Executive Officer nor the Chief Financial Officer named above were employees of Griffin prior to April 1997. Griffin had no Chief Executive Officer prior to April 1997, and no current executive officer of Griffin received material compensation from Griffin during the last three years.

COMPENSATION OF DIRECTORS

    Directors who do not receive compensation as officers or employees of the Company or any of its affiliates will be paid an annual retainer fee of $10,000 and a fee of $500 for each meeting of the Board of Directors or any committee thereof they attend, plus reasonable out-of-pocket expenses. In addition, such Directors will receive annually options exercisable for 2,000 shares of Class A Common Stock exercisable at market prices in existence at the time of grant pursuant to the Griffin Stock Option Plan. See "CERTAIN EMPLOYEE BENEFIT MATTERS--the Griffin Stock Option Plan."

                        CERTAIN EMPLOYEE BENEFIT MATTERS

    Griffin and Culbro have entered into the Benefits Agreement which provides generally that following the date of the Asset Transfers or the Distribution, as the case may be, persons employed by Griffin shall cease to be eligible to participate in Culbro employee benefit plans and arrangements, and shall instead become eligible to participate in certain employee benefit plans and arrangements maintained or established by Griffin.

GRIFFIN 401(K) PLAN


    In connection with the Distribution, Griffin will establish the Griffin Land & Nurseries, Inc. 401(k) Savings Plan (the "Griffin 401(k) Plan"). Employees of Griffin who participated in the Culbro Companies 401(k) Savings Plan immediately prior to the Distribution will become participants in the Griffin 401(k) Plan upon the Distribution Date, and as soon as practicable thereafter the account balances of persons employed by Griffin after the Distribution will be transferred from the Culbro Companies 401(k) Savings Plan to the Griffin 401(k) Plan. Following the Distribution, employees of Griffin who are employed in the United States, are at least age 21 and who have at least one year of service will be eligible to participate in the Griffin 401(k) Plan. Subject to applicable Internal Revenue Code limits, each participating employee will be able to defer any portion of such participating compensation through salary deferrals. Griffin may in its discretion "match" employee deferrals each year. Any such matching contributions made by Griffin become fully vested after five years of service, which includes years of service with Culbro prior to the Distribution.


GRIFFIN STOCK OPTION PLAN

    Effective as of the Distribution Date, Griffin will establish the Griffin Land & Nurseries, Inc. 1997 Stock Option Plan (the "Griffin Stock Option Plan"). A total of approximately 845,000 shares of Class A Common Stock will be available for issuance under the Griffin Stock Option Plan. Of such 845,000 shares, 350,000 will be available for issuance with respect to new options that may be granted to certain officers, employees, consultants and directors of Griffin following the Distribution. The Griffin Stock Option Plan will be administered by the Compensation Committee of the Board of Directors of Griffin, and each option granted under the Griffin Stock Option Plan will be evidenced by a written stock option agreement that will set forth the material terms of the option, including the exercise price and vesting schedule. Options granted under the Griffin Stock Option Plan may be either incentive stock options or non-qualified stock options. Incentive stock options issued under the Griffin Stock Option Plan will satisfy certain Internal Revenue Code requirements applicable thereto.

    Immediately prior to the Distribution, Griffin intends to grant options to the following persons in the amounts set forth below with exercise prices determined by the mean between the opening representative bid and asked prices for the Class A Common Stock as reported by NASDAQ on the first trading day immediately following the Distribution Date.



NAME                                                                         NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
Frederick M. Danziger......................................................
Anthony J. Galici..........................................................
John Fletcher III..........................................................
Richard L. Wyckoff.........................................................
Martha Collier.............................................................


    In addition to the 350,000 shares available for issuance with respect to post-Distribution stock option grants, approximately 495,000 additional shares will be available for issuance upon the exercise of Culbro stock options that are reformed as Griffin Options (as defined below) pursuant to the Benefits Agreement, and such reformed Griffin Options shall be administered under the Griffin Stock Option Plan pursuant to the terms governing the original Culbro options as in effect immediately prior to the Distribution.

    The Benefits Agreement provides that as of the Distribution Date, each current holder of an option to acquire shares of Culbro common stock under any Culbro stock option plan or agreement will receive in exchange therefor two separately exercisable options, one option to purchase shares of Culbro common stock (a "Culbro Option") and one option to purchase shares of Griffin Class A Common Stock (a "Griffin Option"), each containing terms substantially equivalent in the aggregate to those of such holder's pre-Distribution option. With respect to each holder of a nonqualified option, the combined aggregate exercise price of the Culbro Option and the Griffin Option shall be equal to the aggregate exercise price of the pre-Distribution option. With respect to each holder of an incentive stock option, the number of shares with respect to which each Culbro Option and each Griffin Option are exercisable, and the exercise price for each Culbro Option and each Griffin Option, will be set so as to preserve the Exercise Ratio and the Aggregate Spread (both as defined below) attributed to options currently outstanding, such determination to be based on the respective trading prices of Culbro common stock and Griffin common stock following the Distribution. The "Exercise Ratio" of the Culbro Option and the Griffin Option, respectively, shall be set such that on a share by share basis, the ratio of the exercise price of the Culbro Option and the Griffin Option to the value of Culbro common stock or Griffin common stock, respectively, shall be equal to the ratio of the pre-Distribution exercise price to the pre-Distribution value of stock subject to the option. The "Aggregate Spread" of an option is an amount equal to the difference between the exercise price of the option and the price of a share of Culbro common stock immediately prior to the Distribution multiplied by the number of shares underlying such option.

MISCELLANEOUS BENEFIT PLANS

    Following the Asset Transfer Date, persons employed by Griffin who were eligible to participate in any of the employee welfare benefit plans or arrangements providing life, hospitalization, medical and long-term disability insurance maintained by Culbro for its salaried and certain hourly paid employees will continue to be eligible to participate in such plans and arrangements for the remainder of the 1997 fiscal year, and Griffin will participate in certain fee sharing arrangements with Culbro (or General Cigar, following the Merger) with respect to such plans. Following the 1997 fiscal year, Griffin intends to maintain substantially similar welfare benefit plans and arrangements for the benefit of its eligible employees. Following the Distribution Date, persons employed by Griffin shall cease to accrue any further benefits under the Culbro Retirement Plan and Griffin will not assume any liabilities or obligations with respect to the Culbro Retirement Plan. Griffin will assume sole responsibility for any payment due to Anthony Galici under any Culbro Annual Incentive Compensation Plan payable with respect to the 1997 fiscal year.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Since December 1, 1995, Frederick M. Danziger, President and Chief Executive Officer of Griffin and a member of the Cullman & Ernst Group, the son-in-law of Edgar M. Cullman and the husband of Lucy C. Danziger, has been Of Counsel to the law firm of Latham & Watkins. During Culbro's 1996 fiscal year, such firm received fees and disbursements of approximately $1.5 million from Culbro for services rendered. See "PRINCIPAL STOCKHOLDERS."

    Messrs. Cullman, Danziger and Ernst are members of the Board of Directors of Bloomingdale Properties, Inc. of which Mr. Ernst is Chairman and President and other members of the Cullman & Ernst Group are associated. Real estate management and advisory services have been provided to Culbro by an affiliate of Bloomingdale Properties, Inc. A fee of approximately $200,000 was paid by Culbro in 1996 for management of Culbro's New York office building and for other real estate advisory services. John Fletcher, an employee of Bloomingdale Properties, Inc., was a director of Griffin until April 1997 and is expected to be retained by Griffin as a consultant. The terms of his consulting arrangement have not yet been determined.

                             PRINCIPAL STOCKHOLDERS


    Culbro beneficially owns all of the outstanding shares of Class B Common Stock. No shares of Class A Common Stock will be outstanding prior to consummation of the Distribution. Following the Distribution the holders of Culbro Common Stock immediately preceding the Distribution will own a number of shares of Class B Common Stock equal to the number of issued and outstanding shares of Culbro Common Stock, constituting 100% of the outstanding Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock under certain circumstances. For a description of the Class A Common Stock and the Class B Common Stock, see "DESCRIPTION OF CAPITAL STOCK."



    The following table sets forth certain information regarding beneficial ownership of the Culbro Common Stock as of April 2, 1997 and by each person who is known by Griffin to beneficially own more than 5% of the outstanding shares of Culbro Common Stock, each director of Griffin and all directors of Griffin as a group. There are no executive officers of Griffin who received material compensation for services rendered to Griffin and whose ownership of any shares of Common Stock would be required to be included in the following table. As of May 5, 1997, on a pro forma basis after giving effect to the Distribution, the persons listed below would have held Class B Common Stock in the amounts and percentages set forth below. Unless otherwise indicated, the address of each person named in the table below is c/o Culbro Corporation, 387 Park Avenue South, New York, New York, 10016-8899.


                                                                            CULBRO COMMON STOCK
                                                                                PRIOR TO THE
                                                                                DISTRIBUTION
                                                                          ------------------------
                                                                            SHARES
                                                                          BENEFICIALLY PERCENT OF
NAME OF BENEFICIAL OWNER                                                   OWNED(1)       TOTAL
------------------------------------------------------------------------  -----------  -----------
Edgar M. Cullman (2)....................................................     974,874         21.5%
Edgar M. Cullman, Jr. (2)...............................................     891,658         19.6
Louise B. Cullman (2)(3)................................................     834,347         18.4
Susan R. Cullman (2)(3).................................................     784,529         17.3
Lucy C. Danziger (2)(3).................................................   1,051,264         23.1
John L. Ernst (2).......................................................     420,271          9.3
Frederick M. Danziger (2)(3)............................................     164,120          3.6
Anthony J. Galici (4)...................................................       5,673        *
B. Bros. Realty Limited Partnership (5).................................     233,792          5.1
Gabelli Funds, Inc. (6).................................................     971,800         21.4
All officers and directors as a group (2 persons)(7)....................     590,064         13.0

------------------------

*   less than 1%


(1) This information reflects the definition of beneficial ownership adopted by the Securities and Exchange Commission (the "Commission"). Beneficial ownership shown reflects sole investment and voting power, except as reflected in footnote 2. Where more than one person shares investment and voting power in the same shares such shares may be shown more than once. Such shares are reflected only once, however, in the total for all directors and officers. Excluded are shares held by charitable foundations and trusts of which members of the Cullman and Ernst Group are officers and directors. As of May 5, 1997, a group consisting of Messrs. Cullman, direct members of their families and trusts for their benefit, Mr. Ernst, his sister and direct members of their families and trusts for their benefit, a partnership in which members of the Cullman and Ernst families hold substantial direct and indirect interests and charitable foundations and trusts of which members of the Cullman and Ernst families are directors or trustees, owned an aggregate of approximately 2,237,147 shares of Culbro Common Stock (approximately 50% of the outstanding shares of Culbro common stock). Among others, Messrs. Cullman, Mr. Ernst and to a lesser extent Mr. Danziger (who is a member of the Cullman &

    Ernst Group) hold investment and voting power or shared investment and voting power over such shares. Certain of such shares are pledged as security for loans payable under standard pledge arrangements. A form filed with the SEC on behalf of the Cullman & Ernst Group states that there is no formal agreement governing the group's holding and voting of such shares but that there is an informal understanding that the persons and entities included in the group will hold and vote together the shares owned by each of them in each case subject to any applicable fiduciary responsibilities. Louise B. Cullman is the wife of Edgar M. Cullman. Susan R. Cullman and Lucy
    C. Danziger are the daughters of Edgar M. Cullman and Louise B. Cullman, and Lucy C. Danziger is the wife of Frederick M. Danziger. Edgar M. Cullman Jr. is the son of Edgar M. Cullman and Louise B. Cullman.

(2) Included within the Culbro shares shown as beneficially owned by Edgar M. Cullman are 863,576 shares in which he holds shared investment and/or voting power; included within the shares shown as beneficially owned by Mr. Ernst are 411,321 shares in which he holds shared investment and/or voting power; included within the shares shown as beneficiary owned by Mr. Danziger are 147,578 shares in which he holds shares investment and/or voting power; and included within the shares shown as beneficially owned by Edgar M. Cullman, Jr. are 751,490 shares in which he holds shared investment and/or voting power. Included within the shares shown as beneficially owned by Louise B. Cullman are 730,937 shares in which she holds shared investment and/or voting power; included within the shares shown as beneficially owned by Susan R. Cullman are 690,042 shares in which she holds shared investment and/or voting power; included within the shares shown as beneficially owned by Lucy C. Danziger are 969,422 shares in which she holds shared investment and/or voting power. Excluded in each case are shares held by charitable foundations and trusts in which such persons or their families or trusts for their benefit are officers and directors. Messrs. Cullman, Ernst, Danziger and Cullman, Jr. disclaim beneficial interest in all shares over which there is shared investment and/or voting power and in all excluded shares.

(3) The address of each of Louise B. Cullman, Susan R. Cullman, Lucy C. Danziger and Frederick M. Danziger is c/o 641 Lexington Avenue, New York, New York.


(4) Includes 4,400 shares subject to Culbro Options exercisable within 60 days. Upon consummation of the Distribution such Culbro Options will be exercisable for approximately the same number of shares of Class A Common Stock. See "CERTAIN EMPLOYEE BENEFIT MATTERS--Griffin Stock Option Plan."


(5) The address of B. Bros. Realty Limited Partnership is 641 Lexington Avenue, New York, New York.

(6) The address of such person is Gabelli Funds, Inc., One Corporate Center, Rye, New York, NY 10580. A form filed with the SEC in September 1991 by Gabelli Funds, Inc. as subsequently amended indicates that the securities have been acquired by Gabelli Funds, Inc. and its wholly-owned subsidiaries on behalf of their investment advisory clients. Culbro has been informed that no individual client of Gabelli Funds, Inc. has ownership of more than 5% of Culbro's common stock.

(7) Excluding shares held by certain charitable foundations the officers and/or directors of which include certain officers and directors of the Company.

                          DESCRIPTION OF CAPITAL STOCK


    Griffin's authorized capital stock consists of 10,000,000 shares of Class A Common Stock, 5,000,000 shares of Class B Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). The following summary description of the capital stock of Griffin is qualified in its entirety by reference to the form of Amended and Restated Certificate of Incorporation of Griffin (the "Amended Certificate") and By-Laws of Griffin (the "By-Laws"), a copy of each of which is filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement forms a part.

CLASS A COMMON STOCK AND CLASS B COMMON STOCK

    The Amended Certificate provides for two classes of common stock, Class A Common Stock and Class B Common Stock, which are substantially identical, except for disparity in voting power.

    Each share of Class A Common Stock entitles the holder of record to one vote and each share of Class B Common Stock entitles the holder of record to ten votes at each annual or special meeting of stockholders, in the case of any written consent of stockholders, and for all other purposes. The holders of Class A Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of the stockholders, except as otherwise provided by law. Neither the holders of Class A Common Stock nor the holders of Class B Common Stock have cumulative voting or preemptive rights. Griffin, as a condition to counting the votes cast by any holder of Class B Common Stock at any annual or special meeting of stockholders, in the case of any written consent of stockholders, or for any other purpose, may require the furnishing of such affidavits or other proof as it may reasonably request to establish that the Class B Common Stock held by such holder has not been converted, by virtue of the provisions of the Amended Certificate, into Class A Common Stock.

    The holders of the Common Stock are entitled to receive dividends and other distributions as may be declared thereon by the Griffin Board out of assets or funds of Griffin legally available therefor, subject to the rights of the holders of any series of Preferred Stock and any other provision of the Amended Certificate. The Amended Certificate provides that if at any time a dividend or other distribution in cash or other property is paid on the Class A Common Stock or the Class B Common Stock, a like dividend or other distribution in cash or other property also will be paid on Class B Common Stock or Class A Common Stock, as the case may be, in an equal amount, except that voting securities paid on the Class B Common Stock may have ten times the number of votes per share as voting securities paid on the Class A Common Stock. In the case of any split, subdivision, combination or reclassification of Class A Common Stock or Class B Common Stock, the shares of Class A Common Stock or Class B Common Stock, as the case may be, also will be split, subdivided, combined or reclassified so that the number of shares of Class A Common Stock and Class B Common Stock outstanding immediately following such split, subdivision, combination or reclassification will bear the same relationship to each other as that which existed immediately prior thereto.

    In the event of any liquidation, dissolution or winding up of Griffin, the holders of Class A Common Stock and the holders of Class B Common Stock are entitled to receive the assets and funds of Griffin available for distribution after payments to creditors and to the holders of any Preferred Stock of Griffin that may at the time be outstanding, in proportion to the number of shares held by them, respectively, without regard to class.

    In the event of any corporate merger, consolidation, purchase or acquisition of property or stock, or other reorganization in which any consideration is to be received by the holders of Class A Common Stock or the holders of Class B Common Stock, the holders of Class A Common Stock and the holders of Class B Common Stock will receive the same consideration on a per share basis; except that, if such consideration shall consist in any part of voting securities (or of options or warrants to purchase, or of securities convertible into or exchangeable for, voting securities), the holders of Class B Common Stock may receive, on a per share basis, voting securities with ten times the number of votes per share as those voting securities to be received by the holders of Class A Common Stock (or options or warrants to purchase, or securities convertible into or exchangeable for, voting securities with ten times the number of votes per share as those voting securities issuable upon exercise of the options or warrants to be received by the holders of the Class A Common Stock, or into which the convertible or exchangeable securities to be received by the holders of the Class A Common Stock may be converted or exchanged).

    The Amended Certificate provides that no person holding record or beneficial ownership of shares of Class B Common Stock (a "Class B Holder") may transfer, and Griffin will not register the transfer of, such shares of Class B Common Stock, except to a Permitted Transferee. For purposes of the foregoing, the transfer of shares of Class B Common Stock to holders of Culbro Common Stock as a result of the Distribution will not be deemed to be a transfer. A transfer to a Permitted Transferee generally means a transfer to an affiliate of the Class B Holder, which may include transfers into estates, from trusts to their beneficiaries and from owners into trusts. In certain circumstances set forth in the Amended Certificate, the change in ownership or control of a record or beneficial holder of Class B Common Stock will also result in the conversion of such holder's Class B Common Stock into Class A Common Stock. Notwithstanding the foregoing, any holder of Class B Common Stock may pledge shares of Class B Common Stock as collateral for any indebtedness or other obligations without triggering a conversion of such Class B Common Stock into Class A Common Stock. The Amended Certificate also provides that Griffin will not register the transfer of any shares of Class B Common Stock unless the transferee and the transferor of such Class B Common Stock have furnished such affidavits and other proof as Griffin reasonably may request to establish that such proposed transferee is a Permitted Transferee. In addition, upon any purported transfer of shares of Class B Common Stock not permitted under the Amended Certificate, including as a result of a foreclosure upon shares of Class B Common Stock subject to a pledge, all shares of Class B Common Stock purported to be so transferred will be deemed to be converted into shares of Class A Common Stock, and stock certificates formerly representing such shares of Class B Common Stock will be deemed to represent such number of shares of Class A Common Stock as equals the number of shares of Class A Common Stock into which such shares of Class B Common Stock could be converted pursuant to the terms of the Amended Certificate.

PREFERRED STOCK

    The Board of Directors, without further stockholder authorization, is authorized to issue, from time to time, Preferred Stock in one or more series, to establish the number of shares to be included in any such series and to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, including dividend rights and preferences over dividends on the Common Stock, conversion rights, voting rights, redemption rights, the terms of any sinking fund therefor and rights upon liquidation. The ability of the Griffin Board to issue Preferred Stock, while providing flexibility in connection with financing, acquisitions and other corporate purposes, could have the effect of discouraging, deferring or preventing a change in control of Griffin or an unsolicited acquisition proposal, since the issuance of Preferred Stock could be used to dilute the share ownership of a person or entity seeking to obtain control of Griffin. In addition, because the Griffin Board has the power to establish the preferences, powers and rights of the shares of any such series of Preferred Stock, it may afford the holders of any Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock, which could adversely affect the rights of holders of Common Stock.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    Section 203 ("Section 203") of the General Corporation Law of the State of Delaware (the "DGCL") provides, in general, that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to Section 203 (an "Interested Stockholder") but less than 85% of such stock may not engage in certain Business Combinations (as defined in Section 203) with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. The Amended Certificate contains a provision electing not to be governed by Section 203.

LIMITATIONS ON DIRECTORS' LIABILITY

    The Amended Certificate contains a provision which eliminates the personal liability of a director to Griffin and its stockholders for certain breaches of his or her fiduciary duty of care as a director.

    This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to Griffin or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Delaware statutory provisions making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of Griffin protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for Griffin. As a result of this provision, the ability of Griffin or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or recision based upon a director's breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws.

    In addition, the Amended Certificate and By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of Griffin, or is or was serving at the request of Griffin as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL.

TRANSFER AGENT AND REGISTRAR

    Chase Mellon Shareholder Services, LLC is the transfer agent and registrar for the Common Stock.

POWER TO ISSUE ADDITIONAL SHARES OF COMMON STOCK AND PREFERRED STOCK

    Griffin believes that the power of the Griffin Board to issue additional authorized but unissued shares of Common Stock and Preferred Stock and to classify or reclassify unissued shares of Griffin capital stock and thereafter to cause Griffin to issue such classified or reclassified shares of stock will provide Griffin with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which may arise. The additional classes or series, as well as the Common Stock and Preferred Stock, will be available for issuance without further action by Griffin's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which Griffin's securities may be listed or traded. Although the Griffin Board has no intention at the present time of doing so, it could authorize Griffin to issue a class or series that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of Griffin that might involve a premium price for holders of Common Stock or otherwise be in their best interests.

                                DIVIDEND POLICY

    The payment and amount of cash dividends on the Common Stock after the Distribution will be subject to the discretion of the Griffin Board. Griffin's dividend policy will be reviewed by Griffin's Board of Directors from time to time as may be appropriate and payment of dividends on the Common Stock will depend upon Griffin's financial position, capital requirements and other factors as the Griffin Board deems relevant. Subject to the foregoing, Griffin presently does not intend to pay cash dividends in the foreseeable future.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS


    Griffin presently does not have any material indebtedness. It is expected, however, that Griffin will explore a variety of financing options, including the possible establishment of a revolving credit facility, in order to fund future real estate development opportunities. The terms and conditions of future debt instruments of Griffin or its subsidiaries may impose restrictions on Griffin and its subsidiaries that affect, among other things, their ability to incur debt, pay dividends or make distributions, make acquisitions, create liens, sell assets, and make certain investments. In addition, the terms and conditions of such indebtedness may restrict the ability of Griffin to pay dividends except under certain circumstances.


                        SHARES ELIGIBLE FOR FUTURE SALE


    Immediately after consummation of the Distribution, Griffin will have outstanding a number shares of Class A Common Stock equal to the number of shares of Culbro Common Stock outstanding immediately prior to the Distribution, assuming full conversion of all shares of Class B Common Stock issued in the Distribution into shares of Class A Common Stock. See "DESCRIPTION OF CAPITAL STOCK" for a summary of the conversion feature of the Class B Common Stock.



    Immediately after consummation of the Distribution, approximately 725,000 shares of Class A Common Stock will be subject to outstanding options. Griffin intends to file a registration statement on Form S-8 under the Securities Act to register the sale of 845,000 shares of Class A Common Stock reserved for issuance under the Griffin Stock Option Plan, including 495,000 shares of Class A Common Stock issuable upon exercise of Culbro Options following the Distribution. As a result, any shares of Class A Common Stock issued upon exercise of such stock options will be available, subject to special rules for affiliates, for resale in the public market.


    In general, under Rule 144, as currently in effect, (i) a person (or persons whose shares are required to be aggregated) who has beneficially owned shares of Class A Common Stock as to which at least two years have elapsed since such shares were sold by Griffin or by an affiliate of Griffin in a transaction or chain of transactions not involving a public offering ("restricted securities") or (ii) an affiliate of Griffin who holds shares of Class A Common Stock that are not restricted securities may sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the Class A Common Stock then outstanding or the average weekly trading volume in the Class A Common Stock during the four calendar weeks preceding the date on which notice of such sale required under Rule 144 was filed. Sales under Rule 144 also are subject to certain provisions relating to the manner and notice of sale and availability of current public information about Griffin. Affiliates of Griffin must comply with the requirements of Rule 144, including the two-year holding period requirement, to sell shares of Class A Common Stock that are restricted securities. Furthermore, if a period of at least three years has elapsed from the date restricted securities were acquired from Griffin or an affiliate of Griffin, a holder of such restricted securities who is not an affiliate of Griffin at the time of the sale and has not been an affiliate of Griffin at any time during the three months prior to such sale would be entitled to sell such shares without regard to the volume limitation and other conditions described above. The SEC has adopted amendments reducing the required two-year holding period under Rule 144 to one year and reducing the required three-year holding period under Rule 144(k) to two years. The amendments may be relied upon by holders of restricted securities upon publication of the amendments in the Federal Register and will allow such holders to sell restricted securities in the open market significantly earlier than currently permitted.

    All shares of Class B Common Stock and all shares of Class A Common Stock issuable upon conversion of such shares of Class B Common Stock will be eligible for sale in the public market immediately after consummation of the Distribution; PROVIDED, that all of such shares held by the members of the Cullman & Ernst Group may be resold only pursuant to, and in accordance with, the volume, manner of sale and other conditions of Rule 144 described above.

    Prior to the Distribution, there has been no public market for the Class A Common Stock. Although Griffin can make no prediction as to the effect, if any, that sales of shares of Class A Common Stock by the Cullman & Ernst Group or any other person would have on the market price prevailing from time to time, sales of substantial amounts of Class A Common Stock (including shares issued upon the exercise of stock options or upon conversion of shares of Class B Common Stock) or the perception that such sales could occur, could adversely affect prevailing market prices.


                             ADDITIONAL INFORMATION


    Griffin has filed with the Commission a Registration Statement on Form 10 under the Exchange Act with respect to the Common Stock described herein. This Information Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Further information may be obtained from the Registration Statement and such exhibits and schedules. Copies of these documents may be inspected at and obtained at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Such reports and other documents may be obtained from the web site that the Commission maintains at http://www.sec.gov. Copies of such information can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Application will be made to list the Class A Common Stock on NASDAQ, subject to official notice of issuance, under the symbol "GRIF."


    Following the Distribution, Griffin will be required to comply with the reporting requirements of the Exchange Act and will file annual, quarterly and other reports with the Commission. Additionally, Griffin will be subject to the proxy solicitation requirements of the Exchange Act and will furnish annual reports containing audited financial statements to its stockholders in connection with its annual meetings of stockholders.

    No person is authorized to give any information or to make any representations other than those contained in this Information Statement. Any other information or representations given or made must not be relied upon as having been authorized. This Information Statement does not constitute an offer to sell or a solicitation of an offer to buy any securities. The delivery of this Information Statement must not under any circumstances be construed as an implication that there has been no change in the affairs of Griffin subsequent to the date of this Information Statement.

                         INDEX TO FINANCIAL STATEMENTS


INTERIM FINANCIAL STATEMENTS

Consolidated Statement of Operations for the Thirteen Weeks Ended March 2, 1996 and
 March 1, 1997.......................................................................        F-2

Consolidated Balance Sheet as of November 30, 1996 and March 1, 1997.................        F-3

Consolidated Statement of Cash Flows for the Thirteen Weeks Ended March 2, 1996 and
 March 1, 1997.......................................................................        F-4

Notes to Consolidated Financial Statements...........................................        F-5

ANNUAL FINANCIAL STATEMENTS

Report of Independent Accountants....................................................        F-9

Combined Statement of Operations for the Fiscal Years Ended December 3, 1994,
 December 2, 1995 and November 30, 1996..............................................       F-10

Combined Balance Sheet as of December 2, 1995 and November 30, 1996 and Pro Forma
 Combined Balance Sheet as of November 30, 1996......................................       F-11

Combined Statement of Cash Flows for the Fiscal Years Ended December 3, 1994,
 December 2, 1995 and November 30, 1996..............................................       F-12

Notes to Combined Financial Statements...............................................       F-13

                         GRIFFIN LAND & NURSERIES, INC.



                      CONSOLIDATED STATEMENT OF OPERATIONS



                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)



                                                                                       FOR THE 13 WEEKS ENDED,
                                                                                     ----------------------------
                                                                                     MARCH 2, 1996  MARCH 1, 1997
                                                                                     -------------  -------------
Net sales and other revenue........................................................    $   3,352      $   2,725
Costs and expenses:
  Cost of goods sold...............................................................        2,408          1,943
  Selling, general and administrative expenses.....................................        2,568          3,208
                                                                                     -------------  -------------
Operating loss.....................................................................       (1,624)        (2,426)
Loss from equity investments in Centaur............................................          (18)           (22)
Other nonoperating income, net.....................................................          337         --
Interest expense...................................................................        1,902            799
                                                                                     -------------  -------------
Loss before income tax benefit.....................................................       (3,207)        (3,247)
Income tax benefit.................................................................       (1,240)        (1,234)
                                                                                     -------------  -------------
Loss from continuing operations....................................................       (1,967)        (2,013)
Income from discontinued operation, net of taxes of $321...........................          496         --
                                                                                     -------------  -------------
Net loss...........................................................................    $  (1,471)     $  (2,013)
                                                                                     -------------  -------------
                                                                                     -------------  -------------



                See Notes to Consolidated Financial Statements.

                         GRIFFIN LAND & NURSERIES, INC.



                           CONSOLIDATED BALANCE SHEET



                             (DOLLARS IN THOUSANDS)



                                                                                 NOVEMBER 30, 1996
                                                                                 -----------------  MARCH 1, 1997
                                                                                                    -------------
                                                                                                     (UNAUDITED)
ASSETS

CURRENT ASSETS
Cash and cash equivalents......................................................     $     7,371       $   6,498
Accounts receivable, less allowance of $302 and $304...........................           3,962           1,730
Inventories....................................................................          27,530          30,109
Deferred income taxes..........................................................           4,047           2,783
Other current assets...........................................................           1,158             801
                                                                                       --------     -------------
TOTAL CURRENT ASSETS...........................................................          44,068          41,921

Property and equipment, net....................................................          12,676          12,671
Real estate held for sale or lease, net........................................          26,862          27,154
Investment in Centaur Communications, Ltd......................................          14,695          14,673
Other assets, including investment in real estate joint venture of $3,403 and
  $3,348.......................................................................           3,474           3,454
                                                                                       --------     -------------
TOTAL ASSETS...................................................................     $   101,775       $  99,873
                                                                                       --------     -------------
                                                                                       --------     -------------
LIABILITIES AND CULBRO INVESTMENT

CURRENT LIABILITIES
Accounts payable and accrued liabilities.......................................     $     7,093       $   3,448
Long-term debt due within one year.............................................             277             242
                                                                                       --------     -------------
TOTAL CURRENT LIABILITIES......................................................           7,370           3,690

Long-term debt.................................................................          38,846           2,896
Other noncurrent liabilities...................................................           8,110           2,995
                                                                                       --------     -------------

TOTAL LIABILITIES..............................................................          54,326           9,581

CULBRO INVESTMENT..............................................................          47,449          90,292
                                                                                       --------     -------------

TOTAL LIABILITIES AND CULBRO INVESTMENT........................................     $   101,775       $  99,873
                                                                                       --------     -------------
                                                                                       --------     -------------



                See Notes to Consolidated Financial Statements.

                         GRIFFIN LAND & NURSERIES, INC.



                      CONSOLIDATED STATEMENT OF CASH FLOWS



                             (DOLLARS IN THOUSANDS)



                                  (UNAUDITED)



                                                                                       FOR THE 13 WEEKS ENDED,
                                                                                     ----------------------------
                                                                                     MARCH 2, 1996  MARCH 2, 1997
                                                                                     -------------  -------------
OPERATING ACTIVITIES:
Net loss...........................................................................    $  (1,471)     $  (2,013)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization......................................................          575            504
Income from discontinued operation, before tax.....................................         (817)            --
Loss from equity investment in Centaur.............................................           18             22
Discount and interest on subordinated note.........................................          587             --
Accretion and dividend income on Series B preferred stock..........................         (587)            --
Deferred income taxes..............................................................        1,276           (313)
Changes in assets and liabilities, net of effect of Liability Assumption:
  Accounts receivable..............................................................        1,875          2,221
  Inventories......................................................................       (1,778)        (2,579)
  Real estate held for sale or lease...............................................          112           (475)
  Accounts payable and accrued liabilities.........................................       (1,395)        (2,111)
Other..............................................................................        1,103           (252)
                                                                                     -------------  -------------
Net cash used in operating activities of continuing operations.....................         (502)        (4,996)
Cash used in operating activities of discontinued operation........................         (317)            --
                                                                                     -------------  -------------
Net cash used in operating activities..............................................         (819)        (4,996)
                                                                                     -------------  -------------

INVESTING ACTIVITIES:
Additions to property and equipment................................................         (143)          (327)
Investing activities of discontinued operation.....................................         (321)            --
                                                                                     -------------  -------------
Net cash used in investing activities..............................................         (464)          (327)
                                                                                     -------------  -------------

FINANCING ACTIVITIES:
Net transactions with Culbro, excluding Liability Assumption.......................       (7,558)        (2,765)
Payments of debt...................................................................          (81)           (37)
Increase in debt...................................................................        5,000          7,252
                                                                                     -------------  -------------
Net cash (used in) provided by financing activities................................       (2,639)         4,450
                                                                                     -------------  -------------
Net decrease in cash and cash equivalents..........................................       (3,922)          (873)
Cash and cash equivalents at beginning of period...................................        7,687          7,371
                                                                                     -------------  -------------
Cash and cash equivalents at end of period.........................................    $   3,765      $   6,498
                                                                                     -------------  -------------
                                                                                     -------------  -------------



                See Notes to Consolidated Financial Statements.

                         GRIFFIN LAND & NURSERIES, INC.



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                             (DOLLARS IN THOUSANDS)



                                  (UNAUDITED)



1. BASIS OF PRESENTATION



    The unaudited consolidated financial statements of Griffin Land & Nurseries ("Griffin"), a wholly owned subsidiary of Culbro Corporation ("Culbro") have been prepared in conformity with the standards of accounting measurement set forth in Accounting Principles Board Opinion No. 28 and any amendments thereto adopted by the Financial Accounting Standards Board. Also, the financial statements have been prepared in accordance with the accounting policies stated in Griffin's audited 1996 Combined Financial Statements and should be read in conjunction with the Notes to Combined Financial Statements appearing in that report. All adjustments, comprising only normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods have been reflected.



    The results in the 1996 quarter include CMS Gilbreth Packaging Systems, Inc. ("CMS Gilbreth") as a discontinued operation. This business was sold in the 1996 fourth quarter.



    The results of operations for the thirteen week period ended March 1, 1997 are not necessarily indicative of the results to be expected for the full year.



2. CERTAIN TRANSACTIONS



    Griffin, Culbro and General Cigar Holdings, Inc. ("GC Holdings"), a Culbro subsidiary, entered into a Distribution Agreement (the "Distribution Agreement") on February 27, 1997. The Distribution Agreement provided for (i) the consummation of the Asset Transfers (see below), (ii) the Distribution of Griffin's common stock to the existing shareholders of Culbro (the "Distribution") following the initial public offering (the "Offering") of GC Holdings Class A common stock, and (iii) following the Distribution, the merger of Culbro, subject to certain conditions, with and into GC Holdings (the "Merger"). The Offering was completed on February 28, 1997. The Distribution is principally contingent upon (i) either a favorable tax ruling (which Culbro has applied for) or an opinion of counsel satisfactory to Culbro that the Distribution constitutes a tax free organization under Section 355 of the Internal Revenue Code and (ii) approval of the Merger by the holders of 66 2/3% of the outstanding Culbro common stock.



    Pursuant to the Distribution Agreement, Culbro transferred to Griffin substantially all the non-tobacco related assets of Culbro, including: (i) all of the outstanding common stock of Imperial Nurseries, Inc., a wholly owned subsidiary of Culbro; (ii) approximately 5,500 acres of land in Connecticut and Florida, as well as nursery wholesale service centers; (iii) Culbro's interests in Eli Witt and assets previously owned by Eli Witt; (iv) its 25% interest in Centaur Communications, Ltd. ("Centaur"); and (v) all licenses, permits, accounts receivable, prepaid expenses, reserves and other assets (other than cash) related to the real estate and nursery businesses. The Distribution Agreement also provided for the assumption by Griffin of all of the liabilities related to the businesses and assets transferred to Griffin from Culbro. Pursuant to the Distribution Agreement, Griffin was given $7 million in cash. All of the transferred assets and related liabilities are included in the accompanying consolidated financial statements at Culbro's historical cost.



    The Distribution Agreement also provided that, on February 27, 1997, GC Holdings assumed all of Culbro general corporate debt and certain other liabilities, principally retirement obligations, which are included in Griffin's historical financial statements (the "Liability Assumption"). See Note 3 for the pro forma effect of the Liability Assumption on Griffin's results of operations.

                         GRIFFIN LAND & NURSERIES, INC.

                             (DOLLARS IN THOUSANDS)



                                  (UNAUDITED)



2. CERTAIN TRANSACTIONS (CONTINUED)


    As a result of the transactions described above, Culbro is a holding company, substantially all of the assets of which are the stock of Griffin and GC Holdings. Pursuant to the terms of the Distribution Agreement, Griffin and GC Holdings will operate independently of each other.



    The Distribution Agreement also provides that Culbro undertake a pro rata distribution of Griffin Class B common stock to the shareholders of Culbro. Each share of Class B common stock entitles its holder to ten votes. Subsequent sales (as defined) of Class B common stock result in conversion of Class B common stock into Class A common stock, which entitles its holder to one vote.



3. CONSOLIDATED CONDENSED PRO FORMA FINANCIAL INFORMATION



    The following consolidated condensed unaudited pro forma statement of operations of Griffin gives effect to the Liability Assumption by GC Holdings as if it had been completed at the beginning of the respective periods and the elimination of pension expense because it will not be incurred in the future. The unaudited pro forma statement of operations for the 1996 first quarter also gives effect to the use of the proceeds from the sale of CMS Gilbreth and the exchange of Series B preferred stock of Eli Witt in satisfaction of Griffin's obligations to a third party on the related subordinated note payable (transactions which were completed in the 1996 fourth quarter) as if they had been completed at the beginning of the 1996 first quarter. The Liability Assumption is already reflected in Griffin's March 1, 1997 balance sheet. The consolidated condensed unaudited pro forma statement of operations presented herein may not necessarily reflect the results of operations had these transactions actually taken place on the assumed dates.



      CONSOLIDATED CONDENSED PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)



                                                                                       FOR THE 13 WEEKS ENDED,
                                                                                     ----------------------------
                                                                                     MARCH 2, 1996  MARCH 1, 1997
                                                                                     -------------  -------------
Net sales..........................................................................    $   3,352      $   2,725
                                                                                     -------------  -------------
Operating loss.....................................................................       (1,593)        (2,393)
Loss from equity investment........................................................          (18)           (22)
Interest expense...................................................................          153             69
                                                                                     -------------  -------------
Loss before income tax benefit.....................................................       (1,764)        (2,484)
Income tax benefit.................................................................         (677)          (936)
                                                                                     -------------  -------------
Loss from continuing operations....................................................    $  (1,087)     $  (1,548)
                                                                                     -------------  -------------
                                                                                     -------------  -------------



4. RELATED PARTY TRANSACTIONS



    CULBRO INVESTMENT



    Griffin maintained an intercompany account with Culbro in which intercompany transactions, including cash transfers and the liability for benefit and insurance costs and allocated general and administrative expenses described below, were recorded. The balance in the intercompany account at the end of each period presented has been included in Culbro Investment in the consolidated balance sheet. The Culbro

                         GRIFFIN LAND & NURSERIES, INC.

                             (DOLLARS IN THOUSANDS)



                                  (UNAUDITED)



4. RELATED PARTY TRANSACTIONS (CONTINUED)


Investment account also includes the cumulative net earnings of Griffin and its capital stock. The changes in the Culbro Investment account are summarized as follows:



                                                                                        FOR THE 13 WEEKS ENDED
                                                                                     ----------------------------
                                                                                     MARCH 2, 1996  MARCH 1, 1997
                                                                                     -------------  -------------
Balance beginning of period........................................................    $  61,299      $  47,449
Net loss...........................................................................       (1,471)        (2,013)
                                                                                     -------------  -------------
                                                                                          59,828         45,436
                                                                                     -------------  -------------
Transactions with Culbro:
  Liability Assumption.............................................................       --             47,621
  Net operating cash flow transferred to Culbro....................................       (7,026)        (1,957)
  Allocated Culbro general and administrative expenses.............................          387            426
  Intercompany income tax benefits.................................................         (919)        (1,234)
                                                                                     -------------  -------------
Total transactions with Culbro, net................................................       (7,558)        44,856
                                                                                     -------------  -------------
Balance end of period..............................................................    $  52,270      $  90,292
                                                                                     -------------  -------------
                                                                                     -------------  -------------



    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES



    A portion of Culbro management time and resources were related to Griffin's operations, and Culbro also performed certain specific administrative functions for Griffin, including legal, tax, treasury, human resources and internal audit. The consolidated statement of operations reflects general and administrative expenses of $0.4 million in each of the thirteen-week periods ended March 2, 1996 and March 1, 1997, allocated by Culbro to Griffin for these services. These charges were based principally on Griffin's proportionate share of expenses relating to the Culbro corporate activities associated with Griffin's operations and are considered by management to be reasonable. These amounts may not necessarily be indicative of the actual general and administrative expenses Griffin would have incurred had it operated independently during the periods presented.



5. LONG-TERM DEBT



    Long-term debt includes:



                                                             NOVEMBER 30, 1996  MARCH 1, 1997
                                                             -----------------  -------------
Credit Agreement...........................................      $  36,000        $  --
Mortgages..................................................          2,644            2,626
Capital leases.............................................            479              512
                                                                   -------           ------
Total......................................................         39,123            3,138
Less: due within one year..................................            277              242
                                                                   -------           ------
Total long-term debt.......................................      $  38,846        $   2,896
                                                                   -------           ------
                                                                   -------           ------

                         GRIFFIN LAND & NURSERIES, INC.

                             (DOLLARS IN THOUSANDS)



                                  (UNAUDITED)



5. LONG-TERM DEBT (CONTINUED)


    On February 27, 1997, pursuant to the Distribution Agreement, Culbro's general corporate debt that had been included in Griffin's financial statements was assumed by GC Holdings, and therefore will not be part of Griffin's debt structure prospectively.



6. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION



    INVENTORIES



    Inventories consists of:



                                                             NOVEMBER 30, 1996  MARCH 1, 1997
                                                             -----------------  -------------
Raw materials and supplies.................................      $     742        $   1,126
Work-in-process............................................         15,112           16,662
Finished goods.............................................         11,676           12,321
                                                                   -------      -------------
                                                                 $  27,530        $  30,109
                                                                   -------      -------------
                                                                   -------      -------------



    PROPERTY AND EQUIPMENT



    Property and equipment consist of:



                                     ESTIMATED USEFUL LIVES  NOVEMBER 30, 1996  MARCH 1, 1997
                                     ----------------------  -----------------  -------------
Land...............................                              $   5,982        $   5,998
Buildings and improvements.........        10 to 40 years            3,807            3,807
Machinery and equipment............         3 to 20 years           12,337           12,438
                                                                   -------      -------------
                                                                    22,126           22,243
Accumulated depreciation...........                                 (9,450)          (9,572)
                                                                   -------      -------------
                                                                 $  12,676        $  12,671
                                                                   -------      -------------
                                                                   -------      -------------

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of Griffin Land & Nurseries, Inc.

In our opinion, the accompanying combined balance sheet and the related combined statements of operations and of cash flows present fairly, in all material respects, the combined financial position of Griffin Land & Nurseries, Inc. (a wholly-owned subsidiary of Culbro Corporation) at December 2, 1995 and November 30, 1996 and the results of their combined operations and their combined cash flows for each of the fiscal years ended December 3, 1994, December 2, 1995 and November 30, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
New York, New York
April 7, 1997

                         GRIFFIN LAND & NURSERIES, INC.

                        COMBINED STATEMENT OF OPERATIONS

                             (DOLLARS IN THOUSANDS)

                                                                                    FOR THE FISCAL YEARS ENDED,
                                                                                  --------------------------------
                                                                                   DEC. 3,     DEC. 2,   NOV. 30,
                                                                                     1994       1995       1996
                                                                                  ----------  ---------  ---------
Net sales and other revenue.....................................................  $   43,024  $  41,756  $  46,531
Costs and expenses:
  Cost of goods sold............................................................      30,034     28,389     34,210
  Selling, general and administrative expenses..................................      14,257     12,557     12,666
  Other nonrecurring expense....................................................       3,600     --            900
                                                                                  ----------  ---------  ---------
Operating (loss) profit.........................................................      (4,867)       810     (1,245)
Gain on sale of Eli Witt stock..................................................       2,691     --         --
(Loss) income from equity investments, net......................................      (1,728)      (153)       303
Other nonoperating income, net..................................................       1,446        923      1,917
Interest expense................................................................       7,978      8,193      7,805
                                                                                  ----------  ---------  ---------
Loss before income tax benefit..................................................     (10,436)    (6,613)    (6,830)
Income tax benefit..............................................................      (3,279)    (2,348)    (2,767)
                                                                                  ----------  ---------  ---------
Loss from continuing operations.................................................      (7,157)    (4,265)    (4,063)
                                                                                  ----------  ---------  ---------
Discontinued operation:
  Loss on sale of discontinued operation, net of tax benefit and reversal of
    deferred taxes of $4,182....................................................      --         --         (1,311)
  Income from discontinued operation, net of taxes (1994--$2,273; 1995--$2,580;
    1996--$527).................................................................       3,324      3,685        768
                                                                                  ----------  ---------  ---------
Net income (loss) from discontinued operation...................................       3,324      3,685       (543)
                                                                                  ----------  ---------  ---------
Net loss........................................................................  $   (3,833) $    (580) $  (4,606)
                                                                                  ----------  ---------  ---------
                                                                                  ----------  ---------  ---------


                  See Notes to Combined Financial Statements.

                         GRIFFIN LAND & NURSERIES, INC.

                             COMBINED BALANCE SHEET

                             (DOLLARS IN THOUSANDS)

                                                                            DEC. 2,     NOV. 30,
                                                                              1995        1996
                                                                           ----------  ----------   PRO FORMA FOR
                                                                                                      LIABILITY
                                                                                                   ASSUMPTION (A)
                                                                                                    NOV. 30, 1996
                                                                                                   ---------------
                                                                                                     (UNAUDITED)
ASSETS

CURRENTS ASSETS
Cash and cash equivalents................................................  $    7,687  $    7,371    $     7,371
Accounts receivable, less allowance of $338 and $302.....................       3,961       3,962          3,962
Inventories..............................................................      25,931      27,530         27,530
Deferred income taxes....................................................      --           4,047          2,470
Other current assets.....................................................       1,572       1,158          1,158
                                                                           ----------  ----------  ---------------
TOTAL CURRENT ASSETS.....................................................      39,151      44,068         42,491

Property and equipment, net..............................................      12,619      12,676         12,676
Real estate held for sale or lease, net..................................      31,907      26,862         26,862
Investment in preferred stock of Eli Witt................................      15,122      --            --
Investment in Centaur Communications, Ltd................................      14,392      14,695         14,695
Other assets, including investments in real estate joint ventures of
  $7,964 and $3,403......................................................      10,356       3,474          3,474
Net assets of discontinued operation.....................................      42,108      --            --
                                                                           ----------  ----------  ---------------
TOTAL ASSETS.............................................................  $  165,655  $  101,775    $   100,198
                                                                           ----------  ----------  ---------------
                                                                           ----------  ----------  ---------------
LIABILITIES AND CULBRO INVESTMENT

CURRENT LIABILITIES
Accounts payable and accrued liabilities.................................  $    8,114  $    7,093    $     5,559
Long-term debt due within one year.......................................       7,968         277            277
                                                                           ----------  ----------  ---------------
TOTAL CURRENT LIABILITIES................................................      16,082       7,370          5,836

Long-term debt...........................................................      72,737      38,846          2,846
Deferred income taxes....................................................       3,692      --            --
Other noncurrent liabilities and deferred credit.........................      11,845       8,110          3,662
                                                                           ----------  ----------  ---------------

TOTAL LIABILITIES........................................................     104,356      54,326         12,344

COMMITMENTS AND CONTINGENCIES (SEE NOTE 14)                                    --          --            --

CULBRO INVESTMENT........................................................      61,299      47,449         87,854
                                                                           ----------  ----------  ---------------

TOTAL LIABILITIES AND CULBRO INVESTMENT..................................  $  165,655  $  101,775    $   100,198
                                                                           ----------  ----------  ---------------
                                                                           ----------  ----------  ---------------

------------------------

(a) Reflects the reduction of certain liabilities that were transferred to and assumed by General Cigar Holdings, Inc. pursuant to a Distribution Agreement. The liabilities include principally the Culbro debt of $36 million, certain accrued retirement obligations and other items.

                  See Notes to Combined Financial Statements.

                         GRIFFIN LAND & NURSERIES, INC.

                        COMBINED STATEMENT OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                     FOR THE FISCAL YEARS ENDED,
                                                                                  ---------------------------------
                                                                                   DEC. 3,     DEC. 2,    NOV. 30,
                                                                                     1994       1995        1996
                                                                                  ----------  ---------  ----------
OPERATING ACTIVITIES:
Net loss........................................................................  $   (3,833) $    (580) $   (4,606)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization...................................................       2,142      2,416       2,405
Loss (income) from discontinued operation, before tax...........................      (5,597)    (6,265)      4,198
Gain on sale of Eli Witt common stock...........................................      (2,691)    --          --
Loss (income) from equity investments...........................................       1,728        153        (303)
Discount and interest on subordinated note......................................       1,446      2,349       2,167
Accretion and dividend income on preferred stock of Eli Witt....................      (1,446)    (2,349)     (2,167)
Proceeds from sale of investment in real estate joint venture...................      --         --           4,042
Deferred income taxes...........................................................      (2,995)     1,533      (7,739)
Changes in assets and liabilities which increased (decreased) cash:
  Accounts receivable...........................................................        (991)      (177)       (303)
  Inventories...................................................................        (554)    (1,159)     (1,599)
  Real estate held for sale or lease............................................       3,248        611         506
  Accounts payable and accrued liabilities......................................      (4,714)       499      (1,474)
Other, net......................................................................       2,612       (902)      2,648
                                                                                  ----------  ---------  ----------
Net cash used in operating activities of continuing operations..................     (11,645)    (3,871)     (2,225)
Cash provided by operating activities of discontinued operation.................      10,235      9,435       3,547
                                                                                  ----------  ---------  ----------
Net cash (used in) provided by operating activities.............................      (1,410)     5,564       1,322
                                                                                  ----------  ---------  ----------
INVESTING ACTIVITIES:
Proceeds from sale of discontinued operation....................................      --         --          35,030
Additions to property and equipment.............................................        (625)      (847)     (1,378)
Investment in Eli Witt subordinated note........................................      --         (5,000)     --
Proceeds from Eli Witt repayment of a mortgage loan to the Company..............       8,000     --          --
Proceeds from the sale of Eli Witt common stock.................................         672     --          --
Investing activities of discontinued operation..................................      (2,317)    (1,450)       (947)
                                                                                  ----------  ---------  ----------
Net cash provided by (used in) investing activities.............................       5,730     (7,297)     32,705
                                                                                  ----------  ---------  ----------
FINANCING ACTIVITIES:
Net transactions with Culbro....................................................      15,854     17,453      (9,244)
Payments of debt................................................................     (27,928)   (14,829)    (25,099)
Increase in debt................................................................      11,669     --          --
                                                                                  ----------  ---------  ----------
Net cash (used in) provided by financing activities.............................        (405)     2,624     (34,343)
                                                                                  ----------  ---------  ----------
Net increase (decrease) in cash and cash equivalents............................       3,915        891        (316)
Cash and cash equivalents at beginning of year..................................       2,881      6,796       7,687
                                                                                  ----------  ---------  ----------
Cash and cash equivalents at end of year........................................  $    6,796  $   7,687  $    7,371
                                                                                  ----------  ---------  ----------
                                                                                  ----------  ---------  ----------

                  See Notes to Combined Financial Statements.

                         GRIFFIN LAND & NURSERIES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. CERTAIN TRANSACTIONS

    The accompanying combined financial statements include the accounts of Griffin Land & Nurseries, Inc. ("Griffin") and reflect its financial position, results of operations and cash flows after elimination of intercompany accounts and transactions. Prior to March 18, 1997, Griffin was known as Culbro Land Resources, Inc. Griffin is a wholly owned subsidiary of Culbro Corporation ("Culbro").

    Griffin, Culbro and General Cigar Holdings, Inc. ("GC Holdings"), a Culbro subsidiary, entered into a Distribution Agreement (the "Distribution Agreement") on February 27, 1997. The Distribution Agreement provided for (i) the consummation of the Asset Transfers (see below), (ii) the distribution of Griffin's common stock to the existing shareholders of Culbro (the "Distribution") following the initial public offering (the "Offering") of GC Holdings Class A common stock, and (iii) following the Distribution, the merger of Culbro, subject to certain conditions, with and into GC Holdings (the "Merger"). The Offering was completed on February 28, 1997. The Distribution is contingent principally upon (i) either a tax ruling (which has been applied for by Culbro) or an opinion of counsel satisfactory to Culbro that the Distribution constitutes a tax free organization under Section 355 of the Internal Revenue Code and (ii) approval of the Merger by the holders of 66 2/3% of the outstanding Culbro common stock.

    Pursuant to the Distribution Agreement, Culbro transferred to Griffin substantially all the non-tobacco related assets of Culbro, including: (i) all of the outstanding common stock of Imperial Nurseries, Inc., a wholly owned subsidiary of Culbro; (ii) approximately 5,500 acres of land in Connecticut and Florida, as well as nursery wholesale service centers; (iii) Culbro's interests in Eli Witt and assets previously owned by The Eli Witt Company ("Eli Witt") (see Note 12); (iv) its 25% interest in Centaur Communications, Ltd. ("Centaur"); and (v) all licenses, permits, accounts receivable, prepaid expenses, reserves and other current assets (other than cash) related to the real estate and landscape nursery businesses. The Distribution Agreement also provided for the assumption by Griffin of all of the liabilities related to the businesses and assets transferred to Griffin from Culbro. Pursuant to the Distribution Agreement, $7.0 million in cash was transferred to Griffin and is reflected on the historical balance sheets. Griffin continues to operate the real estate business owned prior to the Asset Transfers (see below). All of the transferred assets and related liabilities are included in the accompanying combined financial statements at Culbro's historical cost.

    The Distribution Agreement also provided for the transfer to and assumption by GC Holdings of all of Culbro's general corporate debt and certain other liabilities, principally retirement obligations, which are included in Griffin's historical financial statements. See Note 4 for the pro forma effect of these liability transfers on Griffin's financial position and results of operations.

    As a result of the transfers described above ( the "Asset Transfers"), Culbro is a holding company, substantially all of the assets of which are the stock of Griffin and GC Holdings. Pursuant to the terms of the Distribution Agreement, Griffin and GC Holdings will operate independently of each other.

    Prior to March 18, 1997, Culbro held all 100 issued and outstanding shares of common stock, par value $0.01 per share, of Griffin (the "Original Shares"). On March 18, 1997, pursuant to the Amended and Restated Certificate of Incorporation of Griffin each Original Share was exchanged for one share of Class B Common Stock, par value $0.01 per share, of Griffin (the "Class B Common Stock"). Prior to the Distribution, Griffin will effect a stock split such that the number of issued and outstanding shares of Class B Common Stock will equal the number of then-outstanding shares of common stock, par value $1,

                         GRIFFIN LAND & NURSERIES, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. CERTAIN TRANSACTIONS (CONTINUED)
of Culbro. The Distribution Agreement provides for the pro rata distribution by Culbro to the shareholders of Culbro of the Class B Common Stock. Each share of Class B Common Stock entitles its holder to ten votes. Subsequent sales (as defined) of Class B Common Stock result in conversion of Class B Common Stock into Class A common stock, which entitles its holder to one vote.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The accompanying combined financial statements of Griffin include the accounts of Griffin's real estate operations, Imperial Nurseries, Inc. ("Imperial Nurseries") and CMS Gilbreth Packaging Systems, Inc. ("CMS Gilbreth"), which was sold in 1996 (see Note 3) and is reported as a discontinued operation in these statements. The combined financial statements have been presented as if Griffin had operated as an independent stand-alone entity for all periods presented. Such financial statements may not necessarily present the financial position, results of operations and cash flows Griffin would have reported had it actually operated as a stand-alone entity. See Note 4 for combined condensed unaudited pro forma financial information. All intercompany transactions have been eliminated.

    Griffin accounts for its investments in Centaur, Eli Witt and real estate joint ventures under the equity method. Prior to April 1994, Eli Witt was a consolidated subsidiary of Griffin. Results of real estate joint ventures are included in operating profit.

    BUSINESS SEGMENTS

    Griffin is engaged in the landscape nursery and real estate businesses. Imperial Nurseries, the landscape nursery segment, is engaged in growing plants which are sold principally to garden centers, wholesalers and merchandisers, and operating sales and service centers which sell principally to landscapers. Griffin's real estate segment builds and manages commercial and industrial properties and develops residential subdivisions on real estate in Connecticut and Massachusetts that was previously owned by Culbro and transferred to Griffin in accordance with the Distribution Agreement.

    FISCAL YEAR

    Griffin's fiscal year ends on the Saturday nearest November 30. Fiscal years 1994, 1995 and 1996 ended December 3, 1994, December 2, 1995 and November 30, 1996, respectively. Fiscal 1994 included 53 weeks, and fiscal 1995 and fiscal 1996 each contained 52 weeks.

    INVENTORIES

    Griffin's inventories are stated at the lower of cost or market using the average cost method. Raw materials and work in process are landscape nursery stock, a substantial amount of which will not be used or sold within one year. It is industry practice to include such inventories in current assets.

                         GRIFFIN LAND & NURSERIES, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    PROPERTY AND EQUIPMENT

    Property and equipment are carried at cost. Depreciation is determined on a straight-line basis over the estimated useful asset lives for financial reporting purposes and principally on accelerated methods for tax purposes.

    REVENUE AND GAIN RECOGNITION

    In the landscape nursery business, sales and the related cost of sales are recognized upon shipment of products. Sales returns are not material. In the real estate business, gains on real estate sales are recognized in accordance with SFAS No. 66, "Accounting for Sales of Real Estate."

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The amounts included in the financial statements for accounts receivable, accounts payable and accrued liabilities reflect their fair values because of the short-term maturity of these instruments. The fair values of Griffin's other financial instruments are discussed in Note 8.

    EARNINGS PER SHARE

    Griffin is a wholly owned subsidiary of Culbro and its historical capital structure does not permit a meaningful presentation of earnings per share. Accordingly, earnings per share are not presented herein.

    RECENTLY ISSUED ACCOUNTING STANDARDS

    In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This Statement requires that long-lived assets and certain intangibles held and used by a business entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Prior to the issuance of this Statement, Griffin periodically reviewed its long-lived assets, considering future performance of those assets and the need for adjustments to their carrying values. Griffin has adopted this Statement and performs such reviews in accordance with the methods prescribed by SFAS No. 121.

    In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation." This Statement establishes a fair value method of accounting for, or disclosing, stock-based compensation plans. Griffin intends to adopt the disclosure provisions of this statement which require disclosing the pro forma effect on net income and earnings per share of the fair value method of accounting for stock-based compensation. The adoption of the disclosure provisions will not affect combined financial condition, results of operations, or cash flows.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates.

                         GRIFFIN LAND & NURSERIES, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Estimates are used when accounting for allowance for uncollectible accounts receivable, depreciation and amortization, employee benefit plans, taxes, and contingencies, among others.

3. BUSINESS DISPOSITION

    On November 8, 1996, Griffin completed the sale of its labeling and packaging systems business, CMS Gilbreth. Net proceeds, after sale expenses, were $35.0 million, and Griffin recorded a pretax loss of $5.5 million on the sale, net of operating profit of $1.6 million earned during the phase-out period. The sale proceeds were used to repay debt.

    CMS Gilbreth is reported as a discontinued operation in the accompanying financial statements. Net sales of CMS Gilbreth were $51.1 million and $51.0 million in 1994 and 1995, respectively, and $43.6 million in 1996 through the date of sale.

4. COMBINED CONDENSED PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

    The following combined condensed unaudited pro forma statement of operations of Griffin gives effect to: (i) the assumption by GC Holdings of the liability portion of the Asset Transfers, (ii) the use of proceeds from the sale of CMS Gilbreth, (iii) the exchange of preferred stock of Eli Witt in satisfaction of Griffin's obligations to a third party under an exchangeable subordinated note and (iv) the elimination of certain expenses, primarily pension and the allocated portion of Culbro's nonrecurring expense for the cost of terminating a long-term compensation plan and severance for certain employees in contemplation of the Distribution, that will not be incurred in the future as a result of the Distribution. The combined condensed unaudited pro forma statement of operations assumes that these transactions took place at the beginning of fiscal 1996. The combined condensed unaudited pro forma balance sheet reflects the assumption by GC Holdings of the liability portion of the Asset Transfers and its effect on related deferred taxes as if they occurred at the balance sheet date. The effect of the sale of CMS Gilbreth and the exchange of preferred stock of Eli Witt are reflected (eliminated) in Griffin's historical 1996 combined balance sheet. The combined condensed unaudited pro forma financial information presented herein may not necessarily reflect the results of operations and financial position had these transactions actually taken place on the assumed dates.

        COMBINED CONDENSED PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)

                                                                                       1996
                                                                                     ---------
Net sales..........................................................................  $  46,531
                                                                                     ---------
Operating loss.....................................................................       (221)
Income from equity investment......................................................        303
Interest expense...................................................................        508
                                                                                     ---------
Loss before income tax benefit.....................................................       (426)
Income tax benefit.................................................................       (269)
                                                                                     ---------
Loss from continuing operations....................................................  $    (157)
                                                                                     ---------
                                                                                     ---------

                         GRIFFIN LAND & NURSERIES, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

4. COMBINED CONDENSED PRO FORMA FINANCIAL INFORMATION (UNAUDITED) (CONTINUED)
             COMBINED CONDENSED PRO FORMA BALANCE SHEET (UNAUDITED)

                                                                                     NOV. 30,
                                                                                       1996
                                                                                    ----------
Current assets....................................................................  $   42,491
Property and equipment, net.......................................................      12,676
Real estate held for sale or lease, net...........................................      26,862
All other assets..................................................................      18,169
                                                                                    ----------
Total assets......................................................................  $  100,198
                                                                                    ----------
                                                                                    ----------
Current liabilities...............................................................  $    5,836
Long-term debt....................................................................       2,846
Other noncurrent liabilities......................................................       3,662
                                                                                    ----------
Total liabilities.................................................................      12,344
Culbro Investment.................................................................      87,854
                                                                                    ----------
Total liabilities and Culbro Investment...........................................  $  100,198
                                                                                    ----------
                                                                                    ----------

                         GRIFFIN LAND & NURSERIES, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

5. INDUSTRY SEGMENT INFORMATION

    Griffin's businesses operate in two industry segments: landscape nursery and real estate (see Note 2). Griffin has no operations outside of the United States, and export sales are not material. Capital expenditures and depreciation and amortization presented herein include amounts related to capital leases.

                                                                        1994        1995        1996
                                                                     ----------  ----------  ----------
NET SALES AND OTHER REVENUE
Landscape nursery..................................................  $   35,315  $   34,894  $   37,045
Real estate........................................................       7,709       6,862       9,486
                                                                     ----------  ----------  ----------
                                                                     $   43,024  $   41,756  $   46,531
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
OPERATING PROFIT (LOSS)
Landscape Nursery..................................................  $     (604) $    1,732  $    1,650
Real estate (a)....................................................      (2,241)      1,228        (300)
                                                                     ----------  ----------  ----------
Industry segment totals............................................      (2,845)      2,960       1,350
General corporate expense, net (b).................................       2,022       2,150       2,595
(Loss) income from equity investments, net.........................      (1,728)       (153)        303
Other nonoperating income, net.....................................       1,446         923       1,917
Gain on sale of Eli Witt common stock..............................       2,691      --          --
Interest expense...................................................       7,978       8,193       7,805
                                                                     ----------  ----------  ----------
Loss before income tax benefit.....................................  $  (10,436) $   (6,613) $   (6,830)
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
IDENTIFIABLE ASSETS
Landscape nursery..................................................      40,636      42,881      43,948
Real estate........................................................      42,455      41,228      31,664
                                                                     ----------  ----------  ----------
Industry segment totals............................................      83,091      84,109      75,612
General corporate..................................................      40,502      39,438      26,163
Net assets of discontinued operation...............................      43,828      42,108      --
                                                                     ----------  ----------  ----------
                                                                     $  167,421  $  165,655  $  101,775
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------

------------------------

(a) Real estate segment operating loss in 1994 includes a $3.6 million charge for the write off of development costs expended in earlier years.

(b) General corporate expense in 1996 includes an allocation to Griffin by Culbro of $0.9 million for the termination of a compensation plan, severance and other expenses in contemplation of the Distribution (see Note 1).

                         GRIFFIN LAND & NURSERIES, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

5. INDUSTRY SEGMENT INFORMATION (CONTINUED)

                                                                           DEPRECIATION AND AMORTIZATION
                                              CAPITAL EXPENDITURES
                                         -------------------------------  -------------------------------
                                           1994       1995       1996       1994       1995       1996
                                         ---------  ---------  ---------  ---------  ---------  ---------
Landscape nursery......................  $     594  $     789  $   1,258  $     912  $   1,132  $   1,116
Real estate............................         31         58        120        912        917        889
                                         ---------  ---------  ---------  ---------  ---------  ---------
Industry segment totals................        625        847      1,378      1,824      2,049      2,005
General corporate......................     --         --         --            318        367        400
                                         ---------  ---------  ---------  ---------  ---------  ---------
                                         $     625  $     847  $   1,378  $   2,142  $   2,416  $   2,405
                                         ---------  ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------

6. RELATED PARTY TRANSACTIONS

    CULBRO INVESTMENT

    The Company maintained an intercompany account with Culbro in which intercompany transactions, including cash transfers and the liability for benefit and insurance costs and allocated general and administrative expenses described below, were recorded. The balance in the intercompany account at the end of each period presented has been included in Culbro Investment in the combined balance sheet. The Culbro Investment account also includes the cumulative results of Griffin and its capital stock. The changes in the Culbro Investment account are summarized as follows:

                                                                           FOR THE FISCAL YEARS ENDED,
                                                                         -------------------------------
                                                                          DEC. 3,    DEC. 2,   NOV. 30,
                                                                           1994       1995       1996
                                                                         ---------  ---------  ---------
Balance beginning of year..............................................  $  32,406  $  44,426  $  61,299
Net loss...............................................................     (3,833)      (580)    (4,606)
                                                                         ---------  ---------  ---------
                                                                            28,573     43,846     56,693
                                                                         ---------  ---------  ---------
Transactions with Culbro:
  Net operating cash flow transferred from (to) Culbro.................     14,420     15,141     (5,498)
  Allocated Culbro general and administrative expenses.................      2,439      2,080      1,776
  Allocated Culbro other nonrecurring expense..........................     --         --            900
  Intercompany income taxes (benefits).................................     (1,006)       232     (6,422)
                                                                         ---------  ---------  ---------
Total transactions with Culbro, net....................................     15,853     17,453     (9,244)
                                                                         ---------  ---------  ---------
Balance end of year....................................................  $  44,426  $  61,299  $  47,449
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------
Average intercompany balance due to Culbro.............................  $   3,961  $  20,614  $  24,718
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

    TREASURY

    Through February 27, 1997, Griffin's treasury activities were integrated into Culbro's cash management system. Griffin's cash receipts were transferred daily into Culbro's cash account and Griffin's cash disbursement accounts were reimbursed by Culbro on a daily basis. The difference between cash transferred by Griffin to Culbro and reimbursements by Culbro to Griffin's disbursement accounts has been reflected in Culbro Investment in the combined balance sheet.

                         GRIFFIN LAND & NURSERIES, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

6. RELATED PARTY TRANSACTIONS (CONTINUED)
    INTERCOMPANY ACTIVITIES

    Griffin's employees participate in certain benefit programs which are sponsored and administered by Culbro. See Note 9 for discussion of employee benefit plan costs. Griffin's risk insurance and employee medical coverage are provided through insurance policies and programs purchased by Culbro on behalf of Griffin and Culbro's other subsidiaries. The cost of these items was allocated based on the specific insurance data related to each subsidiary of Culbro. All direct charges relating to Griffin for these services, and Griffin's participation in these plans, have been charged to Griffin by Culbro and included in Griffin's combined financial statements.

    A portion of Culbro management time and resources were related to the operations of Griffin, and Culbro also performed certain specific administrative functions for Griffin, including legal, tax, treasury, human resources and internal audit. In addition to the direct charges above for employee benefits and risk insurance, the combined statement of operations reflects general and administrative expenses of $2.4 million, $2.1 million and $1.8 million for fiscal 1994, fiscal 1995 and fiscal 1996, respectively, allocated by Culbro to Griffin for these services. These charges were based principally on Griffin's proportionate share of expenses relating to the Culbro corporate activities associated with Griffin's operations and are considered by management to be reasonable. These amounts may not necessarily be indicative of the actual general and administrative expenses Griffin would have incurred had it operated independently during the years presented.

    No interest has been charged or paid to Culbro on the net investment account. All of the general corporate debt of Culbro is included in Griffin's financial statements because management determined that this debt related to Culbro's non-tobacco businesses. Accordingly, interest expense on Culbro's general corporate debt has been included in the combined statements of operations. See Notes 4 and 8.

    LEASES

    Griffin as lessor and General Cigar Co., Inc. ("General Cigar"), a wholly owned subsidiary of GC Holdings, as lessee, have entered into a lease for certain agricultural land in Connecticut and Massachusetts (the "Agricultural Lease") and, prior to the Distribution, will enter into a lease for certain commercial space in Connecticut (the "Commercial Lease"). The Agricultural Lease is for approximately 500 acres of arable land allocated to Griffin for possible commercial development in the long-term, but which will provide General Cigar with a source of growing Connecticut Shade wrapper tobacco. General Cigar's use of the land is limited to the cultivation of cigar wrapper tobacco. The Agricultural Lease has an initial term of ten years and provides for the extension of the lease for additional periods thereafter. In addition, at Griffin's option the Agricultural Lease may be terminated with respect to 100 acres of such land annually upon one year's prior notice. The rent payable by General Cigar under the Agricultural Lease is approximately equal to the aggregate amount of all taxes and other assessments payable by Griffin attributable to the land leased. The Commercial Lease will be for approximately 25,000 square feet of office space in the Griffin Center South office complex in Bloomfield, Connecticut. The Commercial Lease will have an initial term of ten years and provides for the extension of the lease for additional annual periods thereafter. The rent payable by General Cigar under the Commercial Lease will be at market rates.

                         GRIFFIN LAND & NURSERIES, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

7. INTERCOMPANY INCOME TAXES

    All tax liabilities were paid by Culbro and accordingly Griffin's tax liabilities are reflected in the Culbro Investment account.

    Historically, the combined results of operations of Griffin were included in Culbro's consolidated U.S. federal income tax returns, and will be included in such returns through the date the Distribution is consummated. The income tax provisions and deferred tax liabilities have been calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes" as if Griffin had filed separate tax returns. The income tax provision (benefit) for fiscal 1994, fiscal 1995 and fiscal 1996 are summarized as follows:

                                                                  1994       1995       1996
                                                                ---------  ---------  ---------
Continuing operations:
  Current federal.............................................  $  (2,229) $  (2,973) $   1,788
  Current state and local.....................................        (18)      (205)       138
  Deferred, principally federal...............................     (1,032)       830     (4,693)
                                                                ---------  ---------  ---------
Income tax benefit from continuing operations.................     (3,279)    (2,348)    (2,767)
                                                                ---------  ---------  ---------
Discontinued operation:
  Current federal.............................................      2,374      2,057       (553)
  Current state and local.....................................        365        292       (277)
  Deferred, principally federal...............................       (466)       231     (2,825)
                                                                ---------  ---------  ---------
Income tax provision (benefit) from discontinued operation....      2,273      2,580     (3,655)
                                                                ---------  ---------  ---------
Total income tax (benefit) provision..........................  $  (1,006) $     232  $  (6,422)
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

    The reasons for the difference between the United States statutory income tax rate and the effective rates for continuing operations are shown in the following table:

                                                                  1994       1995       1996
                                                                ---------  ---------  ---------
Tax benefit at statutory rates................................  $  (3,548) $  (2,315) $  (2,391)
State and local income taxes..................................        (12)      (133)        90
Foreign investment............................................       (119)        54       (106)
Subsidiary loss accounted for under the equity method.........        706     --         --
Other.........................................................       (306)        46       (360)
                                                                ---------  ---------  ---------
                                                                $  (3,279) $  (2,348) $  (2,767)
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

                         GRIFFIN LAND & NURSERIES, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

7. INTERCOMPANY INCOME TAXES (CONTINUED)
    The significant components of the net deferred tax asset (liability) are as follows:

                                                                                       1995       1996
                                                                                     ---------  ---------
Depreciation and amortization......................................................  $  (2,835) $  (1,390)
Postretirement benefit obligations.................................................        782        604
Pension liabilities................................................................        754        668
Deferred income attributable to deconsolidated subsidiary..........................     (1,483)    --
Inventories........................................................................      1,751      1,880
Other..............................................................................     (2,661)     2,285
                                                                                     ---------  ---------
                                                                                     $  (3,692) $   4,047
                                                                                     ---------  ---------
                                                                                     ---------  ---------

    In connection with the Distribution Agreement, Culbro and Griffin entered into a Tax Sharing Agreement which provides, among other things, for the allocation between Culbro and Griffin of federal, state, local and foreign tax liabilities for all periods through the Distribution and Merger. With respect to the consolidated tax returns filed by Culbro, the Tax Sharing Agreement provides that Griffin will be liable for any amounts that it would have been required to pay with respect to any deficiencies assessed, generally as if it had filed separate tax returns.

8. LONG-TERM DEBT

    Long-term debt includes:

                                                                                  DEC 2,      NOV. 30,
                                                                                   1995         1996
                                                                                -----------  -----------
Credit Agreement..............................................................  $    40,000  $    36,000
Senior Notes..................................................................       21,000      --
Exchangeable Subordinated Note, 10% (face value $15 million)..................       12,700      --
Mortgages.....................................................................        6,525        2,644
Capital leases................................................................          480          479
                                                                                -----------  -----------
Total.........................................................................       80,705       39,123
Less: due within one year.....................................................        7,968          277
                                                                                -----------  -----------
Total long-term debt..........................................................  $    72,737  $    38,846
                                                                                -----------  -----------
                                                                                -----------  -----------

                         GRIFFIN LAND & NURSERIES, INC.

                             (DOLLARS IN THOUSANDS)

8. LONG-TERM DEBT (CONTINUED)

    As of November 30, 1996, the annual principal payment requirements under the terms of the mortgages are $0.1 million for each of the years 1997 through 2001. The mortgages are on two office buildings which had a combined net book value of $2.9 million at November 30, 1996. The interest rates on these mortgages range from 9.0% to 10.2%.

    On June 5, 1996, Culbro and its banks entered into the Second Amended and Restated Credit Agreement (the "1996 Credit Agreement") which replaced the previous 1993 Credit Agreement that was scheduled to terminate in December 1996. The 1996 Credit Agreement provided $65 million to Culbro and its subsidiaries for general working capital purposes and an additional $20 million which was used to repay the balance of Culbro's Senior Notes. Amounts borrowed by Culbro under these credit facilities were used to fund Griffin's operations and are reflected in the accompanying combined financial statements. As per the terms of the Distribution Agreement, the entire amount borrowed under the Credit Agreement as of the date of the Distribution Agreement was assumed by GC Holdings, and therefore will not be part of Griffin's debt structure prospectively.

    In October 1996, Griffin's real estate business satisfied a nonrecourse mortgage of approximately $3.8 million on a commercial property by transferring the property to the lender in satisfaction of the outstanding mortgage. The net book value of the property was substantially equal to the mortgage balance.

    In November 1996, Griffin exchanged shares of preferred stock of Eli Witt in satisfaction of the principal and accrued interest on a $15 million subordinated note payable to a third-party originally due August 1998. Interest expense in fiscal 1994, fiscal 1995 and fiscal 1996 included $0.5 million, $0.9 million and $0.8 million, respectively, for amortization of the original issue discount on the subordinated note.

    In 1993, Culbro entered into two interest rate swap agreements with major banks as a hedge against interest rate exposure on its variable rate debt. One such agreement, to fix the borrowing rate at 4.74% on $30 million of variable rate debt, expired in March 1996. A similar interest rate swap agreement, that fixed the borrowing rate at 4.89% on an additional $20 million of variable rate debt, expired in September 1995. The effect of these swap agreements was to increase interest expense in fiscal 1994 by $0.4 million, reflecting the excess of payments made to the banks over payments received. In fiscal 1995 and fiscal 1996, interest expense was reduced by $0.6 million and $0.1 million, respectively, reflecting payments received from the banks under these agreements.

    Management believes that because the interest rate on the 1996 Credit Agreement adjusts to current market rates, this debt, as stated on the November 30, 1996 balance sheet, approximated its fair market value. Management also believes that the amounts reflected on the balance sheet for its other debt facilities reflected their current market values based on market interest rates for comparable risks, maturities and collateral.

9. RETIREMENT BENEFITS

    PENSION PLAN

    Griffin's employees participate in Culbro's noncontributory defined benefit pension plan, which covers substantially all employees of Culbro and its subsidiaries. The plan's benefits are based on employees' years of service and compensation. Contributions to the plan are made in accordance with the provisions of the Employee Retirement Income Security Act. Pension expense of $0.2 million, $0.1 million

                         GRIFFIN LAND & NURSERIES, INC.

                             (DOLLARS IN THOUSANDS)

9. RETIREMENT BENEFITS (CONTINUED)
and $0.1 million for fiscal 1994, fiscal 1995 and fiscal 1996, respectively, included in the combined statement of operations, reflects Griffin's direct share of Culbro's consolidated pension expense based on the benefit costs attributable to its employees, as determined by the plan's actuaries.

    As per the terms of the Distribution Agreement, the plan will be assumed by GC Holdings. Upon completion of the Distribution, Griffin will terminate its participation in the plan, and Griffin's employees' years of service and benefits accrued at that time will be frozen at the date of termination. All vested pension obligations as of the date of the Distribution Agreement for Griffin's current and former employees will be assumed by GC Holdings. In connection with the Distribution and Merger, Griffin and GC Holdings entered into an Employee Benefits Administration Agreement to define the responsibilities for the administration of the plan.

    In connection with the Distribution Griffin will establish the Griffin Land & Nurseries, Inc. 401(k) Savings Plan. Griffin may at its discretion "match" employee deferrals each year.

    OTHER POSTRETIREMENT BENEFITS

    Through the date of the Distribution, Griffin's employees will participate in Culbro's postretirement benefits program which provides principally health and life insurance benefits to certain of its retired employees. The annual cost of such benefits attributable to Griffin's employees under the plan's benefit formula was $0.1 million in fiscal 1994, fiscal 1995 and fiscal 1996. Griffin expects that it will continue to provide its employees with the same level of retiree medical benefits as those provided under the Culbro program.

    Griffin's proportionate share of the present value of the liabilities for accumulated postretirement benefits, as determined by the Plan's actuaries, is shown below. None of these liabilities have been funded at December 2, 1995 and November 30, 1996. Under the terms of the Distribution Agreement, the liability for Griffin's current retirees postretirement benefits will be assumed by GC Holdings.

                                                                               1995       1996
                                                                             ---------  ---------
Retirees...................................................................  $   1,276  $     905
Fully eligible active participants.........................................        416        317
Other active participants..................................................        245        105
Unrecognized net gain from experience differences and assumption changes...        175        213
                                                                             ---------  ---------
Liability for other postretirement benefits................................  $   2,112  $   1,540
                                                                             ---------  ---------
                                                                             ---------  ---------

    Discount rates of 7.50% and 7.75% were used to compute the accumulated postretirement benefit obligations at December 2, 1995 and November 30, 1996, respectively. Because Griffin's obligation for retiree medical benefits is fixed, any increase in the medical cost trend would have no effect on the accumulated postretirement benefit obligation, service cost or interest cost.

                         GRIFFIN LAND & NURSERIES, INC.

                             (DOLLARS IN THOUSANDS)

10. STOCK OPTION PLANS

    Upon consummation of the Distribution and Merger, Culbro will convert all employee stock options outstanding under Culbro's stock option plans into options to purchase shares of Class A common stock, par value $0.01 per share, of Griffin and shares of common stock of Culbro. The number of outstanding options and exercise prices will be adjusted to preserve the value of the Culbro options. The combined financial statements of Griffin do not reflect any effects that these plans have had in Culbro's consolidated financial statements. The status of, and transactions in, the Culbro employee stock option plans for the periods presented are summarized below:

    EMPLOYEES STOCK OPTION PLANS

    The Culbro 1996 Stock Plan (the "1996 Plan"), the 1992 Stock Plan (the "1992 Plan") and the 1991 Employees Incentive Stock Option Plan (the "1991 Plan") for officers and key employees, made available 500,000, 300,000 and 210,000 shares of common stock, respectively, for purchase at prices equal to the fair market value at date of grant. A portion of the options outstanding under these plans may be exercised as incentive stock options, which under current tax laws do not provide any tax deductions to Culbro.

    Options are not exercisable until three years from the date of grant and may be exercised over a period ending not later than ten years from the date of grant. The exercise period for each grant was determined by Culbro's Compensation Committee.

                         GRIFFIN LAND & NURSERIES, INC.

                             (DOLLARS IN THOUSANDS)

10. STOCK OPTION PLANS (CONTINUED)
    At November 30, 1996, a total of 400,000 and 40,300 shares under the 1996 Plan and 1992 Plan, respectively, were available for future grant. There are no shares available for future grant under the 1991 Plan. None of the options outstanding at November 30, 1996 may be exercised as stock appreciation rights. Transactions under the 1996, 1992 and 1991 Plans are summarized as follows:

Options outstanding at November 27, 1993..........................    280,700
Granted during 1994...............................................     88,300
Expired, canceled and exercised...................................    (33,400)
                                                                    ---------
Options outstanding at December 3, 1994...........................    335,600
Granted during 1995...............................................     68,000
Expired, canceled and exercised...................................    (92,200)
                                                                    ---------
Options outstanding at December 2, 1995...........................    311,400
Granted during 1996...............................................    134,400
Expired, canceled and exercised...................................   (103,286)
                                                                    ---------
Options outstanding at November 30, 1996..........................    342,514
                                                                    ---------
                                                                    ---------

Option prices range between:......................................     $12.25
                                                                          and
                                                                       $80.00

Options exercisable:
  December 3, 1994................................................    109,000
  December 2, 1995................................................     86,100
  November 30, 1996...............................................     78,114
Expiration date of the 1991 Plan..................................       2001
Expiration date of the 1992 Plan..................................       2002
Expiration date of the 1996 Plan..................................       2006
Number of option holders at November 30, 1996.....................         13

    CULBRO NONEMPLOYEE DIRECTORS STOCK OPTION PLAN

    Options granted under the 1996 Stock Option Plan for Nonemployee Directors (the "1996 Nonemployee Plan") and the 1992 Stock Option Plan for Nonemployee Directors (the "1992 Nonemployee Plan") will also be converted into options to purchase Class A common shares of Griffin and shares of common stock of Culbro. Under these plans 70,000 options have been made available to purchase shares of Culbro common stock for purchase at prices equal to the fair market value at date of grant. Options canceled become available for future grant. Options are not exercisable until three years from the date of grant and may be exercised over a period ending not later than eight years from the date of grant. As of November 30, 1996, 18,000 options remained available for future grant under the 1996 Nonemployee Plan and 3,000 options remained available for future grant under the 1992 Nonemployee Plan. None of the

                         GRIFFIN LAND & NURSERIES, INC.

                             (DOLLARS IN THOUSANDS)

10. STOCK OPTION PLANS (CONTINUED)
options outstanding at November 30, 1996 may be exercised as stock appreciation rights. Transactions under the 1992 and 1996 Plans for Nonemployee Directors are as follows:

Options outstanding at Nov. 27, 1993................................     14,000
Granted during 1994.................................................     14,000
                                                                      ---------
Options outstanding at Dec. 3, 1994.................................     28,000
Granted during 1995.................................................     14,000
                                                                      ---------
Options outstanding at Dec. 2, 1995.................................     42,000
Granted during 1996.................................................      7,000
Exercised during 1996...............................................     (6,000)
                                                                      ---------
Options outstanding at Nov. 30, 1996................................     43,000
                                                                      ---------
                                                                      ---------

Options prices range between:.......................................  $   14.38
                                                                            and
                                                                      $   63.81

Number of option holders at Nov. 30, 1996...........................          7

    EMPLOYMENT AGREEMENT

    Upon consummation of the Distribution and Merger, stock options of Culbro issued in accordance with the terms of an employment agreement entered into in May 1994 between Culbro and an officer of Culbro will become stock options of both Griffin and GC Holdings. The agreement provided for the issuance of 125,000 Culbro stock options, exercisable at the rate of 25,000 per year from 1995 through 1999 at an option price of $4.00 per share. Through November 30, 1996, 15,000 of these options have been exercised under this agreement. Griffin's proportionate share of the annual compensation expense for this agreement is less than $0.1 million, reflecting the difference between the option price and the quoted market price at the date of grant, is included in the financial statements for each of the years presented.

GRIFFIN STOCK OPTION PLAN

    Effective as of the Distribution Date, Griffin will establish the Griffin Land & Nurseries, Inc. 1997 Stock Option Plan (the "Griffin Stock Option Plan"). A total of approximately 845,000 shares of Class A Common Stock will be available for issuance under the Griffin Stock Option Plan. Of such 845,000 shares, 350,000 will be available for issuance with respect to new options that may be granted to certain officers, employees, consultants and directors of Griffin following the Distribution. The Griffin Stock Option Plan will be administered by the Compensation Committee of the Board of Directors of Griffin. Options granted under the Griffin Stock Option Plan may be either incentive stock options or non-qualified stock options. Incentive stock options issued under the Griffin Stock Option Plan will satisfy certain Internal Revenue Code requirements applicable thereto.

                         GRIFFIN LAND & NURSERIES, INC.

                             (DOLLARS IN THOUSANDS)

11. LEASES

    CAPITAL LEASES

    Future minimum lease payments under capital leases for transportation equipment and the present value of such payments as of November 30, 1996 were:

1997.................................................................  $     220
1998.................................................................        156
1999.................................................................        113
2000.................................................................         43
                                                                       ---------
Total minimum lease payments.........................................        532
Less: Amounts representing interest..................................         53
                                                                       ---------
Present value of minimum lease payments (a)..........................  $     479
                                                                       ---------
                                                                       ---------

------------------------

(a) Includes current portion of $0.2 million at November 30, 1996.

    At December 2, 1995 and November 30, 1996, machinery and equipment included capital leases amounting to $0.5 million, which is net of accumulated depreciation at December 2, 1995 and November 30, 1996 of $1.6 million and $1.5 million, respectively. Depreciation expense relating to capital leases was $0.3 million, $0.2 million and $0.2 million in fiscal 1994, fiscal 1995 and fiscal 1996, respectively.

    OPERATING LEASES

    Future minimum rental payments under noncancellable leases as of November 30, 1996 were:

1997.................................................................  $     263
1998.................................................................        241
1999.................................................................        216
2000.................................................................        105
2001.................................................................         25
                                                                       ---------
Total minimum lease payments.........................................  $     850
                                                                       ---------
                                                                       ---------

    Total rental expense for all operating leases in fiscal 1994, fiscal 1995 and fiscal 1996 was $0.2 million, $0.3 million and $0.3 million, respectively.

                         GRIFFIN LAND & NURSERIES, INC.

                             (DOLLARS IN THOUSANDS)

11. LEASES (CONTINUED)
    As lessor, Griffin's real estate activities consist of the leasing of office and industrial space in Connecticut. Future minimum rentals to be received under noncancellable leases as of November 30, 1996 were:

1997................................................................  $   1,593
1998................................................................      1,338
1999................................................................      1,055
2000................................................................        981
2001................................................................        905
Later years.........................................................      1,546
                                                                      ---------
Total minimum rental revenue........................................  $   7,418
                                                                      ---------
                                                                      ---------

    Total rental revenue from all leases in 1996 were $2.8 million, $2.8 million and $2.5 million in fiscal 1994, fiscal 1995 and fiscal 1996, respectively.

12. INVESTMENTS

    INVESTMENT IN CENTAUR

    Griffin owns approximately 25% of the outstanding common stock of Centaur, a publishing business in the United Kingdom. Approximately $6.6 million of the book value of Griffin's investment, which was $14.7 million at November 30, 1996, represents the excess of the cost of Griffin's investment over the book value of its equity in Centaur and is being amortized on a straight-line basis over 40 years. Griffin's equity income (loss) from the investment in Centaur of $0.4 million, $(0.2) million and $0.3 million in fiscal 1994, fiscal 1995 and fiscal 1996, respectively, is included in the income (loss) from equity investments on the combined statement of operations.

                         GRIFFIN LAND & NURSERIES, INC.

                             (DOLLARS IN THOUSANDS)

12. INVESTMENTS (CONTINUED)
    Centaur's unaudited summarized statement of operations and balance sheet are as follows:

                                                                     TWELVE MONTHS ENDED
                                                               -------------------------------
                                                               NOV. 30,   NOV. 30,   NOV. 30,
                                                                 1994       1995       1996
                                                               ---------  ---------  ---------
Net sales....................................................  $  55,929  $  61,227  $  69,450
Costs and expenses...........................................     52,790     60,816     65,932
                                                               ---------  ---------  ---------
Income before taxes..........................................      3,139        411      3,518
Income taxes.................................................      1,071        387      1,544
                                                               ---------  ---------  ---------
Net income...................................................  $   2,068  $      24  $   1,974
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------


                                                                          NOV. 30,   NOV. 30,
                                                                            1995       1996
                                                                          ---------  ---------
Current assets...............................................             $  18,480  $  27,514
Publishing rights............................................                20,529     21,278
Other noncurrent assets......................................                 5,014      6,270
                                                                          ---------  ---------
Total assets.................................................             $  44,023  $  55,062
                                                                          ---------  ---------
                                                                          ---------  ---------

Current liabilities..........................................             $   7,796  $  15,246
Other noncurrent liabilities.................................                 5,850      5,404
                                                                          ---------  ---------
Total liabilities............................................                13,646     20,650
Shareholders' equity.........................................                30,377     34,412
                                                                          ---------  ---------
Total liabilities and shareholders' equity...................             $  44,023  $  55,062
                                                                          ---------  ---------
                                                                          ---------  ---------

    INVESTMENT IN REAL ESTATE JOINT VENTURES

    Included in other assets at December 2, 1995 and November 30, 1996 is $8.0 million and $3.4 million, respectively, for Griffin's 30% interest in a real estate joint venture that owns commercial properties in Connecticut. Results of these investments are included in operating profit. In 1996, all of the assets of one of the real estate joint ventures were sold. Griffin received net proceeds of $4.0 million from the sale and recorded a pretax loss on sale of $0.4 million.

    INVESTMENT IN ELI WITT

    Griffin owns 50.1% of the outstanding common stock of Eli Witt, a wholesale distribution company. Prior to 1994, Eli Witt was a consolidated subsidiary. In April 1994, as a result of transactions related to an Eli Witt acquisition, Griffin no longer had unilateral control of Eli Witt. Accordingly, Griffin deconsolidated Eli Witt and accounted for its investment in the common stock of Eli Witt under the equity method. Through November 30, 1996, Eli Witt was in a common deficit position, and as such, Griffin has a negative basis in its common equity investment in Eli Witt. Accordingly, Griffin has not recognized the results of Eli Witt subsequent to its deconsolidation in April 1994. The equity loss of $2.1 million through the deconsolidation date is included in net income
(loss) from equity investments in the 1994 combined statement of operations.

                         GRIFFIN LAND & NURSERIES, INC.

                             (DOLLARS IN THOUSANDS)

12. INVESTMENTS (CONTINUED)
    In 1995, Griffin invested an additional $5 million in Eli Witt in the form of a subordinated note receivable due August 1, 1998. Griffin applied this additional investment to reduce the negative basis in its common equity investment in Eli Witt from approximately $6.5 million to approximately $1.5 million.

    In November 1996, Eli Witt filed for protection under Chapter 11 of the Federal Bankruptcy Law. In connection with such filing Eli Witt sold all of its operating assets to another wholesale distributor in March 1997. Shareholders of Eli Witt are not expected to receive any proceeds from the sale. Griffin has no investment related to Eli Witt on its 1996 combined balance sheet. See Note 14.

13. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

    OTHER NONRECURRING EXPENSE

    Other nonrecurring expense in 1996 includes the allocation to Griffin of charges recorded by Culbro in connection with the termination of a management long-term incentive compensation plan which was based on Culbro's stock price, and the acceleration of the vesting of benefits under the plan and accurals for severance and related expenses in connection with a headcount reduction at the Culbro corporate office in anticipation of the Distribution. Griffin's allocable share of these expenses was determined substantially on the same basis as the allocation of Culbro's general and administrative expenses referred to in Note 6 and is considered by management to be reasonable.

    The other nonrecurring expense of $3.6 million in the 1994 combined statement of operations reflects a charge in the real estate business to write off development costs expended in earlier years for certain discontinued projects which management decided not to proceed with as originally planned.

    INVENTORIES

    Inventories consists of:

                                                                           DEC. 2,   NOV. 30,
                                                                            1995       1996
                                                                          ---------  ---------
Raw materials and supplies..............................................  $     523  $     742
Work-in-process.........................................................     11,603     15,112
Finished goods..........................................................     13,805     11,676
                                                                          ---------  ---------
                                                                          $  25,931  $  27,530
                                                                          ---------  ---------
                                                                          ---------  ---------

                         GRIFFIN LAND & NURSERIES, INC.

                             (DOLLARS IN THOUSANDS)

13. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION (CONTINUED)
    PROPERTY AND EQUIPMENT

    Property and equipment consist of:

                                                        ESTIMATED USEFUL   DEC. 2,   NOV. 30,
                                                             LIVES          1995       1996
                                                        ----------------  ---------  ---------
Land..................................................                    $   6,029  $   5,982
Buildings and improvements............................    10 to 40 years      3,912      3,807
Machinery and equipment...............................     3 to 20 years     11,901     12,337
                                                                          ---------  ---------
                                                                             21,842     22,126
Accumulated depreciation..............................                       (9,223)    (9,450)
                                                                          ---------  ---------
                                                                          $  12,619  $  12,676
                                                                          ---------  ---------
                                                                          ---------  ---------

    Total depreciation expense was $1.0 million, $1.2 million and $1.2 million for fiscal 1994, fiscal 1995, and fiscal 1996, respectively.

    ACCOUNTS PAYABLE AND ACCRUED EXPENSES

    Accounts payable and accrued expenses include trade payables of $1.7 million and $2.0 million at December 2, 1995 and November 30, 1996, respectively, accrued salaries, wages and other compensation of $0.9 million and $1.2 million at December 2, 1995 and November 30, 1996, respectively, and other accrued liabilities, primarily accrued worker's compensation and general liability insurance, of $5.5 million and $3.9 million at December 2, 1995 and November 30, 1996, respectively.

    SUPPLEMENTAL CASH FLOW INFORMATION

    Interest and tax payments were made by Culbro on behalf of Griffin. Griffin has been included in Culbro's consolidated federal income tax returns (see Note
7). Accordingly, tax and interest payments made by Culbro are reflected in Net transactions with Culbro on the combined statement of cash flows. Interest payments were $7.3 million, $6.0 million and $5.9 million in fiscal 1994, fiscal 1995 and fiscal 1996, respectively, including payments of $6.8 million, $5.4 million and $5.4 million in fiscal 1994, fiscal 1995 and fiscal 1996, respectively under Culbro's general corporate debt facilities that were either repaid by Griffin or transferred to GC Holdings pursuant to the Distribution Agreement.

    In 1996, Griffin's real estate business exchanged a commercial property in satisfaction of the outstanding nonrecourse mortgage on that property. Also in 1996, Griffin exchanged preferred stock of Eli Witt that it held in satisfaction of a subordinated note payable and all accrued interest thereon. There was no cash paid or received in either of these transactions.

14. COMMITMENTS AND CONTINGENCIES

    Culbro (or GC Holding's following the Merger) and Griffin entered into a services agreement (the "Services Agreement") pursuant to which Culbro agreed to provide a number of administrative and other services to Griffin for a period of at least one year. These services include administration of Griffin's insurance policies, internal audit, preparation of tax returns, transportation and general in-house legal

                         GRIFFIN LAND & NURSERIES, INC.

                             (DOLLARS IN THOUSANDS)

14. COMMITMENTS AND CONTINGENCIES (CONTINUED) services. Griffin will make an annual payment of approximately $0.6 million to, and will reimburse out-of-pocket expenses incurred by, Culbro, in connection with such services. Culbro will make the above services available to Griffin on an as-needed basis for a period of at least one year following the Distribution.

    As a result of the Asset Transfers described in Note 1, Griffin acquired 50.1% interest in Eli Witt. Culbro, Eli Witt and other parties engaged in two complex acquisitions and reorganizations in 1993 and 1994, pursuant to which Culbro received significant distributions from Eli Witt to repay debt, including substantial amounts Culbro had previously borrowed from unaffiliated third parties to fund Eli Witt's business. Culbro subsequently loaned $5 million to Eli Witt. It is anticipated that these transactions (including the transfer of funds to Culbro) will be reviewed by Eli Witt creditors and other parties in interest in connection with Eli Witt's Chapter 11 filing. To date, one creditor has written to the unsecured creditors committee proposing an inquiry into this matter.

    Management does not believe that the above referenced matter will have a material adverse effect upon the financial condition of Griffin.

                                   ANNEX III
                       NEW YORK BUSINESS CORPORATION LAW

SECTION 623. PROCEDURE TO ENFORCE SHAREHOLDER'S RIGHT TO RECEIVE PAYMENT FOR SHARES.

    (a) A shareholder intending to enforce his right under a section of this chapter to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a notice of his election to dissent, his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this chapter or where the proposed action is authorized by written consent of shareholders without a meeting.

    (b) Within ten days after the shareholders' authorization date, which terms as used in this section means the date on which the shareholders' vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objection or from whom written objection was note required, expecting any shareholder who voted for or consented in writing to the proposed action and who thereby is deemed to have elected not to enforce his right to receive payment for his shares.

    (c) Within twenty days after the giving of notice to him, any shareholder from whom written objection was not required and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a merger under section 905 (Merger of subsidiary corporation) or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations) or from a share exchange under paragraph (g) of section 913 (Share exchanges) shall file a written notice of such election to dissent within twenty days after the giving to him of a copy of the plan of merger or exchange or an outline of the material features thereof under section 905 or 913.

    (d) A shareholder may not dissent as to less than all of the shares, as to which he has a right to dissent, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner, as to which such nominee or fiduciary has a right to dissent, held of record by such nominee or fiduciary.

    (e) Upon consummation of the corporate action, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares and any other rights under this section. A notice of election may be withdrawn by the shareholder at any time prior to his acceptance in writing of an offer made by the corporation, as provided in paragraph (g), but in no case later than sixty days from the date of consummation of the corporate action except that if the corporation fails to make a timely offer, as provided in paragraph (g), the time for withdrawing a notice of election shall be extended until sixty days from the date an offer is made. Upon expiration of such time, withdrawal of a notice of election shall require the written consent of the corporation. In order to be effective, withdrawal of a notice of election must be accompanied by the return to the corporation of any advance payment made to the shareholder as provided in paragraph (g). If a notice of election is withdrawn, or the corporate action is rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenter's rights, he shall not have the right to receive payment for his shares and he shall be reinstated to all his rights as a shareholder as to the consummation of the corporate action, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value therein in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

    (f) At the time of filing the notice of election to dissent or within one month thereafter the shareholder of shares represented by certificates shall submit the certificates representing his shares to the corporation, or to its transfer agent, which shall forthwith note conspicuously thereon that a notice of election has been filed and shall return the certificates to the shareholder or other person who submitted them on his behalf. Any shareholder of shares represented by certificates who fails to submit his certificates for such notation as herein specified shall, at the option of the corporation exercised by written notice to his within forty-five days from the date of filing of such notice of election to dissent, lose his dissenter's rights unless a court, for good cause shown, shall otherwise direct. Upon transfer of a certificate bearing such notation, each new certificate issued therefor shall bear a similar notation together with the name of the original dissenting holder of the shares and a transferee shall acquire no rights in the corporation except those which the original dissenting shareholder had at the time of transfer.

    (g) Within fifteen days after the expiration of the period within which shareholders may file their notices of election to dissent, or within fifteen days after the proposed corporate action is consummated, whichever is later (but in no case later than ninety days from the shareholders' authorization date), the corporation or, in the case of a merger or consolidation, the surviving or new corporation, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. Such offer shall be accompanied by a statement setting forth the aggregate number of shares with respect to which notices of election to dissent have received and the aggregate number of holders of such shares. If the corporate action has been consummated, such offer shall also be accompanied by (1) advance payment to each such shareholder who has submitted the certificates representing his shares to the corporation, as provided in paragraph (f), of an amount equal to eighty percent of the amount of such offer, or (2) as to each shareholder who has not yet submitted his certificates a statement that advance payment to him of an amount equal to eighty percent of the amount of such offer will be made by the corporation promptly upon submission of his certificates. If the corporate action has not been consummated at the time of the making of the offer, such advance payment or statement as to advance payment shall be sent to each shareholder entitled thereto forthwith upon consummation of the corporate action. Every advance payment or statement as to advance payment shall include advice to the shareholder to the effect that acceptance of such payment does not constitute a waiver of any dissenters' rights. If the corporate action has not been consummated upon the expiration of the ninety day period after the shareholders' authorization date, the offer may be conditioned upon the consummation of such action. Such offer shall be made at the same price per share to all dissenting shareholders of the same class, or if divided into series, the same series and shall be accompanied by a balance sheet of the corporation whose shares the dissenting shareholder holds as of the latest available date, which shall not be earlier than twelve months before the making of such offer, and a profit and loss statement or statements for not less than a twelve month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such twelve month period, for the portion thereof during which it was in existence. Notwithstanding the foregoing, the corporation shall not be required to furnish a balance sheet or profit and loss statement or statements to any shareholder to whom such balance sheet or profit and loss statement or statements were previously furnished, nor if in connection with obtaining the shareholders' authorization for or consent to the proposed corporate action the shareholders were furnished with a proxy or information statement, which included financial statements, pursuant to Regulation 14A or Regulation 14C of the United States Securities and Exchange Commission. If within thirty days after the making of such offer, the corporation making the offer and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within sixty days after the making of such offer or the consummation or the proposed corporate action, whichever is later, upon the surrender of the certificates for any such shares represented by certificates.

    (h) the following procedure shall apply if the corporation fails to make such offer within such period of fifteen days, or if it makes the offer and any dissenting shareholder or shareholders fail to agree with it within the period of thirty days thereafter upon the price to be paid for their shares:

        (1) the corporation shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the supreme court in the judicial district in which the office of the corporation is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. If, in the case of merger or consolidation, the surviving or new corporation is a foreign corporation without an office in this state, such proceeding shall be brought in the county where the office of the domestic corporation, whose shares are to be valued, was located.

        (2) If the corporation fails to institute such proceeding within such period of twenty days, any dissenting shareholders may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenter's rights shall be lost unless the supreme court, for good cause shown, shall otherwise direct.

        (3) All dissenting shareholders, excepting those who, as provided in paragraph (g), have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons, and upon each nonresident dissenting shareholder either by registered mail and publication, or in such other manner as is permitted by law. The jurisdiction of the court shall be plenary and exclusive.

        (4) The court shall determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholders' authorization date. In fixing the fair value of the shares, the court shall consider the nature of the transaction giving rise to the shareholder's right to receive payment for shares and its effects on the corporation and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. The court shall determine the fair value of the shares without a jury and without referral to an appraiser or referee. Upon application by the corporation or by any shareholder who is a party to the proceeding, the court may, in its discretion, permit pretrial disclosure, including, but not limited to, disclosure of any expert's reports relating to the fair value of the shares whether or not intended for use at the trial in the proceeding and notwithstanding subdivision (d) of section 3101 of the civil practice law and rules.

        (5) The final order in the proceeding shall be entered against the corporation in favor if each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined.

        (6) The final order shall include an allowance for interest at such rate as the court finds to be equitable, from the date the corporate action was consummated to the date of payment. In determining the rate of interest, the court shall consider all relevant factors, including the rate of interest which the corporation would have had to pay to borrow money during the pendency of the proceeding. If the court finds that the refusal of any shareholder to accept the corporate offer of payment for his shares was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

        (7) Each party to such proceeding shall bear its own costs and expenses, including the fees and expenses of its counsel and of any experts employed by it. Notwithstanding the foregoing, the court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by the corporation against any or all of the dissenting shareholders who are parties to the proceeding, including any who have withdrawn their notices of election as provided in paragraph (e), if the court finds that their refusal to accept the corporate offer was arbitrary, vexatious or otherwise not in good faith. The court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by any or all of the dissenting shareholders who are parties to the proceeding against the corporation if the court finds any of the following:
    (A) that the fair value of the shares as determined materially exceeds the amount which the corporation offered to pay; (B) that no offer or required advance payment was made by the corporation; (C) that the corporation failed to institute the special proceeding within the period specified therefor; or
    (D) that the action of the corporation in complying with its obligations as provided in this section was arbitrary, vexatious or otherwise not in good faith. In making any determination as provided in clause (A), the court may consider the dollar amount or the percentage, or both, by which the fair value of the shares as determined exceeds the corporate offer.

        (8) Within sixty days after final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due him, upon surrender of the certificates for any such shares represented by certificates.

    (i) Shares acquired by the corporation upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall become treasury shares or be cancelled as provided in Section 515 (Reacquired shares), except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

    (j) No payment shall be made to a dissenting shareholder under this section at a time when the corporation is insolvent or when such payment would make it insolvent. In such event, the dissenting shareholder shall, at his option:

        (1) Withdraw his notice of election, which shall in such event be deemed withdrawn with the written consent of the corporation; or

        (2) Retain his status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the non-dissenting shareholders, and if it is not liquidated, retain his right to be paid for his shares, which right the corporation shall be obliged to satisfy when the restrictions of this paragraph do not apply.

        (3) The dissenting shareholder shall exercise such option under subparagraph (1) or (2) by written notice filed with the corporation within thirty days after the corporation has given him written notice that payment for his shares cannot be made because of the restrictions of this paragraph. If the dissenting shareholders fails to exercise such option as provided, the corporation shall exercise the option by written notice given to him within twenty days after the expiration of such period of thirty days.

    (k) The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in paragraph (e), and except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is unlawful or fraudulent as to him.

    (l) Except as otherwise expressly provided in this section, any notice to be given by a corporation to a shareholder under this section shall be given in the manner provided in section 605 (Notice of meetings of shareholders).

    (m) This section shall not apply to foreign corporations except as provided in paragraph (e) (2) of section 907 (Merger or consolidation of domestic and foreign corporations).

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    General Cigar Holdings, Inc. is a Delaware corporation. Reference is made to
Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

    Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in any action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

    Article VII of the Bylaws of General Cigar Holdings, Inc. (filed as Exhibit 3.2) provides for indemnification of the officers and directors to the full extent permitted by applicable law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

                                  EXHBIT INDEX

 EXHIBIT
   NO.                                                   DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
     2.1   Form of Distribution Agreement among Culbro Corporation, Griffin Land & Nurseries, Inc. and General
           Cigar Holdings, Inc. (incorporated by reference to the Registration Statement on Form S-1 of General
           Cigar Holdings, Inc., filed December 24, 1996, as amended)
     2.2   Agreement and Plan of Merger of Culbro Corporation into General Cigar Holdings, Inc. (see Annex I).
     3.1   Certificate of Incorporation of General Cigar Holdings, Inc. (incorporated by reference to the
           Registration Statement on Form S-1 of General Cigar Holdings, Inc., filed December 24, 1996, as amended)

 EXHIBIT
   NO.                                                   DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
     3.2   Bylaws of General Cigar Holdings, Inc. (incorporated by reference to the Registration Statement on Form
           S-1 of General Cigar Holdings, Inc., filed December 24, 1996, as amended)
    10.1   Form of Tax Sharing Agreement among Culbro Corporation, Griffin Land & Nurseries, Inc. and General
           Cigar Holdings, Inc. (incorporated by reference to the Registration Statement on Form S-1 of General
           Cigar Holdings, Inc. filed December 24, 1996, amended)
    10.2   Form of Benefits and Employment Matters Allocation Agreement among Culbro corporation, Griffin Land &
           Nurseries, Inc. and General Cigar Holdings, Inc. (incorporated by reference to the Registration
           Statement on Form S-1 of General Cigar Holdings, Inc., filed December 24, 1996, amended)
    10.3   Form of Services Agreement among Culbro Corporation, Griffin Land & Nurseries, Inc. and General Cigar
           Holdings, Inc. (incorporated by reference to the Registration Statement on Form S-1 of General Cigar
           Holdings, Inc., filed December 24, 1996, amended)
    10.4   Form of Agricultural Lease between Griffin Land & Nurseries, Inc. and General Cigar Holdings, Inc.
           (incorporated by reference to the Registration Statement on Form S-1 of General Cigar Holdings, Inc.,
           filed December 24, 1996, amended)
    10.5   Employment Agreement between Culbro Corporation and Jay M. Green, dated as of April 8, 1994 and as amended on January 11, 1997 (incorporated by reference to the Registration Statement on Form S-1 of
           General Cigar Holdings, Inc., filed December 24, 1996, amended)
    10.6   Form of 1997 Stock Option Plan of General Cigar Holdings, Inc. (incorporated by reference to the
           Registration Statement on Form S-1 of General Cigar Holdings, Inc., filed December 24, 1996, as amended)
    10.7   1996 Stock Plan of Culbro Corporation, dated as of March 15, 1996 (incorporated by reference to the definitive proxy statement of Culbro Corporation, dated March 15, 1996, for its Annual Meeting of
           Shareholders held on April 11, 1996)
    10.8   1992 Stock Plan of Culbro Corporation, dated December 10, 1993 (incorporated by reference to the definitive proxy statement of Culbro Corporation, dated March 3, 1993, for its Annual Meeting of
           Shareholders held on April 8, 1993)
    10.9   Stock Option Plan for Non-employee Directors of Culbro Corporation, dated December 10, 1993
           (incorporated by reference to the definitive proxy statement of Culbro Corporation, dated March 3,
           1993, for its Annual Meeting of Shareholders held on April 8, 1993)
    10.10  1991 Employees Incentive Stock Option Plan of Culbro Corporation, dated as of January 31, 1991 and as amended on February 12, 1985 (incorporated by reference to the definitive proxy statement of Culbro
           Corporation, dated April 9, 1991, for its Annual Meeting of Shareholders held on May 9, 1993)
    10.11  Annual Incentive Compensation Plan of Culbro Corporation, dated as of December 7, 1995 (incorporated by reference to the Registration Statement on Form S-1 of General Cigar Holdings, Inc., filed December 24,
           1996, amended)
    10.12  Annual Incentive Compensation Plan of General Cigar Co., Inc., dated as of December 7, 1995
           (incorporated by reference to the Registration Statement on Form S-1 of General Cigar Holdings, Inc.,
           filed December 24, 1996, amended)
    10.13  Long Term Performance Plan of Culbro Corporation for the three-year period 1995-1997 (incorporated by reference to the Registration Statement on Form S-1 of General Cigar Holdings, Inc., filed December 24,
           1996, amended)
    10.14  Deferred Incentive Compensation Plan of Culbro Corporation, dated as of December 13, 1982 and as amended on February 12, 1985 (incorporated by reference to the Registration Statement on Form S-1 of
           General Cigar Holdings, Inc., filed December 24, 1996, amended)

 EXHIBIT
   NO.                                                   DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
    21.1   Subsidiaries of General Cigar Holdings, Inc. (incorporated by reference to the Registration Statement on Form S-1 of General Cigar Holdings, Inc., filed December 24, 1996, as amended)
    23.1   Consent of Price Waterhouse LLP regarding the combined financial statements of General Cigar Holdings,
           Inc.
    23.2   Consent of Price Waterhouse LLP regarding the consolidated financial statements of Culbro Corporation
    23.3   Consent of Price Waterhouse LLP regarding the financial statements of Villazon & Company, Inc.
    23.4   Consent of Price Waterhouse LLP regarding the financial statements of Honduras American Tabaco, S.A. de
           C.V.
    23.5   Consent of Price Waterhouse LLP regarding the combined financial statements of Griffin Land &
           Nurseries, Inc.


(b) Financial Statement Schedule

    None.

ITEM 22. UNDERTAKINGS.

    (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (b) The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

        (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form Prospectus shall be deemed to be a new registration statement relating to the securities offered therein,, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter with the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (d) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (f) The undersigned registrant hereby undertakes to supply be means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of New York, State of New York on May 5, 1997.


                                GENERAL CIGAR HOLDINGS, INC.

                                BY:          /S/ EDGAR M. CULLMAN, JR.
                                     -----------------------------------------
                                               Edgar M. Cullman, Jr.
                                                     PRESIDENT


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.



          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

  /s/ EDGAR M. CULLMAN, JR.              President               May 5, 1997
------------------------------           Director
    Edgar M. Cullman, Jr.

              *                  Executive Vice President        May 5, 1997
------------------------------   Finance & Administration
         Jay M. Green                  and Treasurer

              *                         Senior Vice              May 5, 1997
------------------------------     President--Controller
        Joseph C. Aird

              *                          Director                May 5, 1997
------------------------------
       Edgar M. Cullman

              *                          Director                May 5, 1997
------------------------------
       Bruce A. Barnet

              *                          Director                May 5, 1997
------------------------------
       John L. Bernbach

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

              *                          Director                May 5, 1997
------------------------------
        John L. Ernst

              *                          Director                May 5, 1997
------------------------------
       Thomas C. Israel

              *                          Director                May 5, 1997
------------------------------
        Dan W. Lufkin

              *                          Director                May 5, 1997
------------------------------
      Graham V. Sherren

              *                          Director                May 5, 1997
------------------------------
       Peter J. Solomon

              *                          Director                May 5, 1997
------------------------------
   Francis T. Vincent, Jr.

  By: /s/ EDGAR M. CULLMAN,
             JR.
------------------------------
    Edgar M. Cullman, Jr.
       ATTORNEY-IN-FACT

                                  EXHBIT INDEX

 EXHIBIT
   NO.                                                   DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
     2.1   Form of Distribution Agreement among Culbro Corporation, Griffin Land & Nurseries, Inc. and General
           Cigar Holdings, Inc. (incorporated by reference to the Registration Statement on Form S-1 of General
           Cigar Holdings, Inc., filed December 24, 1996, as amended)
     2.2   Agreement and Plan of Merger of Culbro Corporation into General Cigar Holdings, Inc. (see Annex I).
     3.1   Certificate of Incorporation of General Cigar Holdings, Inc. (incorporated by reference to the
           Registration Statement on Form S-1 of General Cigar Holdings, Inc., filed December 24, 1996, as amended)
     3.2   Bylaws of General Cigar Holdings, Inc. (incorporated by reference to the Registration Statement on Form
           S-1 of General Cigar Holdings, Inc., filed December 24, 1996, as amended)
    10.1   Form of Tax Sharing Agreement among Culbro Corporation, Griffin Land & Nurseries, Inc. and General
           Cigar Holdings, Inc. (incorporated by reference to the Registration Statement on Form S-1 of General
           Cigar Holdings, Inc. filed December 24, 1996, amended)
    10.2   Form of Benefits and Employment Matters Allocation Agreement among Culbro corporation, Griffin Land &
           Nurseries, Inc. and General Cigar Holdings, Inc. (incorporated by reference to the Registration
           Statement on Form S-1 of General Cigar Holdings, Inc., filed December 24, 19
    10.3   Form of Services Agreement among Culbro Corporation, Griffin Land & Nurseries, Inc. and General Cigar
           Holdings, Inc. (incorporated by reference to the Registration Statement on Form S-1 of General Cigar
           Holdings, Inc., filed December 24, 1996, amended)
    10.4   Form of Agricultural Lease between Griffin Land & Nurseries, Inc. and General Cigar Holdings, Inc.
           (incorporated by reference to the Registration Statement on Form S-1 of General Cigar Holdings, Inc.,
           filed December 24, 1996, amended)
    10.5   Employment Agreement between Culbro Corporation and Jay M. Green, dated as of April 8, 1994 and as amended on January 11, 1997 (incorporated by reference to the Registration Statement on Form S-1 of
           General Cigar Holdings, Inc., filed December 24, 1996, amended)
    10.6   Form of 1997 Stock Option Plan of General Cigar Holdings, Inc. (incorporated by reference to the
           Registration Statement on Form S-1 of General Cigar Holdings, Inc., filed De
    10.7   1996 Stock Plan of Culbro Corporation, dated as of March 15, 1996 (incorporated by reference to the definitive proxy statement of Culbro Corporation, dated March 15, 1996, for its Annual Meeting of
           Shareholders held on April 11, 1996)
    10.8   1992 Stock Plan of Culbro Corporation, dated December 10, 1993 (incorporated by reference to the definitive proxy statement of Culbro Corporation, dated March 3, 1993, for its Annual Meeting of
           Shareholders held on April 8, 1993)
    10.9   Stock Option Plan for Non-employee Directors of Culbro Corporation, dated December 10, 1993
           (incorporated by reference to the definitive proxy statement of Culbro Corporation, dated March 3,
           1993, for its Annual Meeting of Shareholders held on April 8, 1993)
    10.10  1991 Employees Incentive Stock Option Plan of Culbro Corporation, dated as of January 31, 1991 and as amended on February 12, 1985 (incorporated by reference to the definitive proxy statement of Culbro
           Corporation, dated April 9, 1991, for its Annual Meeting of Shareholders held on May 9, 1993)
    10.11  Annual Incentive Compensation Plan of Culbro Corporation, dated as of December 7, 1995 (incorporated by reference to the Registration Statement on Form S-1 of General Cigar Holdings, Inc., filed December 24,
           1996, amended)

 EXHIBIT
   NO.                                                   DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
    10.12  Annual Incentive Compensation Plan of General Cigar Co., Inc., dated as of December 7, 1995
           (incorporated by reference to the Registration Statement on Form S-1 of General Cigar Holdings, Inc.,
           filed December 24, 1996, amended)
    10.13  Long Term Performance Plan of Culbro Corporation for the three-year period 1995-1997 (incorporated by reference to the Registration Statement on Form S-1 of General Cigar Holdings, Inc., filed December 24,
           1996, amended)
    10.14  Deferred Incentive Compensation Plan of Culbro Corporation, dated as of December 13, 1982 and as amended on February 12, 1985 (incorporated by reference to the Registration Statement on Form S-1 of
           General Cigar Holdings, Inc., filed December 24, 1996, amended)
    21.1   Subsidiaries of General Cigar Holdings, Inc. (incorporated by reference to the Registration Statement on Form S-1 of General Cigar Holdings, Inc., filed December 24, 1996, as amended)
    23.1   Consent of Price Waterhouse LLP regarding the combined financial statements of General Cigar Holdings,
           Inc.
    23.2   Consent of Price Waterhouse LLP regarding the consolidated financial statements of Culbro Corporation
    23.3   Consent of Price Waterhouse LLP regarding the financial statements of Villazon & Company, Inc.
    23.4   Consent of Price Waterhouse LLP regarding the financial statements of Honduras American Tabaco, S.A. de
           C.V.
    23.5   Consent of Price Waterhouse LLP regarding the combined financial statements of Griffin Land &
           Nurseries, Inc.